As filed with the Securities and Exchange Commission on October 10, 2005

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Eastern Insurance Holdings, Inc.

(Exact name of registrant as specified in its articles of incorporation)

Pennsylvania	6331	20-2653793
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

25 Race Avenue

Lancaster, Pennsylvania 17603

(717) 396-7095

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bruce M. Eckert Chief Executive Officer Eastern Insurance Holdings, Inc. 25 Race Avenue Lancaster, Pennsylvania 17603 (717) 396-7095	Robert M. McAlaine Chairman Eastern Insurance Holdings, Inc. 25 Race Avenue Lancaster, Pennsylvania 17603 (717) 396-7095

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David L. Harbaugh, Esq. Morgan, Lewis & Bockius LLP 1701 Market Street Philadelphia, Pennsylvania 19103-6993 (215) 963-5751	Jeffrey P. Waldron, Esq. Stevens & Lee P.C. 620 Freedom Business Center King of Prussia, Pennsylvania 19406 (610) 205-6028	J. Brett Pritchard, Esq. Lord Bissell & Brook LLP 115 S. LaSalle Street Chicago, Illinois 60603 (312) 443-0700

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, no par value per share	8,305,556 shares	$10.00	$83,055,560(1)	$9,776(2)

(1)	Estimated solely for the purpose of calculating the registration fee.

(2)	Calculated in accordance with Rule 457(a).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated                     , 2005

PROSPECTUS

EASTERN INSURANCE HOLDINGS, INC.

We are offering up to 8,305,556 shares of our common stock for sale in connection with the conversion of Educators Mutual Life Insurance Company, or Educators, from the mutual to the stock form of organization. Immediately following the conversion, we will acquire all of the newly issued shares of Educators’ common stock and will become the holding company for Educators. We are offering shares of our common stock in a subscription offering in the following order of priority:

•	members of Educators as of March 17, 2005;

•	our employee stock ownership plan, which we refer to as our ESOP;

•	officers, directors and employees of Educators;

•	officers, directors and employees of Eastern Holding Company, Ltd., or EHC; and

•	shareholders of EHC.

The subscription offering will end at noon, Eastern Time, on                     , 2005. Any shares of our common stock not sold in the subscription offering may be offered in a community offering, which will end concurrently with the subscription offering unless extended by us. We refer to the subscription offering and the community offering as the conversion offering. The ESOP will purchase 10% of the total number of shares sold in the conversion offering. See “The Conversion and the Merger.”

Immediately after the completion of the conversion offering, we will acquire EHC for a purchase price of approximately $66.2 million and will merge EHC with and into a recently formed wholly owned subsidiary. In the merger, we will issue to EHC shareholders approximately 3,300,711 shares of our common stock and pay approximately $33.2 million in cash in exchange for all outstanding shares of EHC stock. This prospectus covers the shares of our common stock offered in the conversion offering. Shares issued in the merger will be in addition to the shares sold in the conversion offering.

A minimum of 5,525,000 shares of common stock must be sold in the conversion offering to complete the conversion. We may sell between 5,525,000 and 7,475,000 shares without resoliciting subscribers. Our ESOP will purchase 10% of the total number of shares sold in the conversion offering. Therefore, the maximum number of shares sold may be increased to 8,305,556 shares solely to accommodate the 10% interest being purchased by our ESOP. Shares issued to the ESOP will be counted, but shares issued in the merger will not be counted, toward satisfaction of the minimum amount. If more subscriptions are received than shares offered, shares will be allocated among eligible subscribers in the manner and priority described in this prospectus. See “The Offering.” Neither the proposed conversion nor the merger will be completed unless both are completed.

The minimum number of shares that a person may subscribe to purchase is 25 shares. The maximum number of shares that a person may subscribe to purchase is 100,000 shares. For further information regarding the limitations on purchases of common stock in the conversion offering, see “The Offering – Limitations on Common Stock Purchases.” Once submitted, orders are irrevocable unless we terminate the conversion offering or extend the offering beyond                     , 2006. Funds received prior to completion of the conversion offering will be held in an account at a federally insured depository institution. If the conversion offering is terminated prior to completion, subscribers will have their funds returned promptly, without interest.

Keefe, Bruyette & Woods, Inc. will use its best efforts to assist us in selling our common stock in the conversion offering, but is not obligated to purchase any shares of common stock that are being offered for sale. Subscribers will not pay any commission to purchase shares of common stock in the conversion offering.

There is currently no public market for our common stock. Keefe, Bruyette & Woods, Inc. has advised us that it intends to make a market in our common stock, but it is under no obligation to do so. We have applied for the quotation of our common stock on The NASDAQ National Market under the symbol “EIHI.”

This investment involves risk. For a discussion of the material risks that you should consider, see “ Risk Factors” beginning on page 11 of this prospectus.

OFFERING SUMMARY

Price: $10.00 Per Share

	Minimum	Midpoint	Maximum	Adjusted Maximum
Number of shares offered (1)	5,525,000	6,500,000	7,475,000	8,305,556
Gross offering proceeds	$55,250,000	$65,000,000	$74,750,000	$83,055,560
Less: Proceeds from ESOP shares (2)	$5,525,000	$6,500,000	$7,475,000	$8,305,556
Estimated offering expenses, including underwriting commissions (3)	$3,757,688	$3,911,250	$4,064,813	$4,195,813
Estimated net proceeds	$45,967,312	$54,588,750	$63,210,187	$70,554,191
Estimated net proceeds per share	$8.32	$8.40	$8.46	$8.49

(1)	Does not include shares to be issued in the merger.

(2)	The calculation of net proceeds from this offering does not include any proceeds from the shares being purchased by our ESOP because we will loan a portion of the proceeds to the ESOP to fund the purchase of such shares. The ESOP is purchasing such number of shares as will equal 10% of the total number of shares sold in the conversion offering.

(3)	Assumes that 358,750 shares sold in the conversion offering are purchased by officers, employees and directors of Educators and EHC and members of their households, and that 10% of the shares are sold to the ESOP. See “The Offering – Marketing Arrangements” for a discussion of Keefe, Bruyette & Woods, Inc.’s compensation for this offering.

Neither the Securities and Exchange Commission, the Pennsylvania Insurance Department, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

For assistance, please contact the Stock Information Center at (888)                     -        .

Keefe, Bruyette & Woods

The date of this prospectus is                          , 2005

i

CERTAIN IMPORTANT INFORMATION

You should rely only on the information contained in this prospectus. We have not, and Keefe, Bruyette & Woods has not, authorized any person to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and Keefe, Bruyette & Woods are offering to sell and seeking offers to buy our common stock only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date. In this prospectus:

•	“Eastern Holdings,” “we,” “us” and “our” refer to Eastern Insurance Holdings, Inc. prior to completion of the conversion and the merger and after completion of the conversion and the merger to Eastern Insurance Holdings, Inc. and all of its subsidiaries;

•	the “conversion” refers to a series of transactions by which Educators will convert from a mutual life and health insurance company to a stock life and health insurance company, become a subsidiary of Eastern Holdings and change its name to Eastern Life and Health Insurance Company;

•	the “conversion offering” refers to the offering by Eastern Holdings of up to $83.1 million of its common stock to eligible subscribers under the plan of conversion in a subscription offering and, if necessary, to the general public in a community offering;

•	“members” refers to (i) the named insureds under an individual insurance policy issued by Educators, (ii) the named insureds under a group insurance policy issued by Educators, and (iii) the certificateholders insured under a group insurance policy issued by Educators;

•	“merger” refers to the merger of EHC into a subsidiary of Eastern Holdings, as a result of which EHC will become a wholly owned subsidiary of Eastern Holdings;

•	“traditional business” refers to workers’ compensation insurance policies written by EHC’s domestic workers’ compensation insurance companies;

•	“segregated portfolio cell” refers to a segregated pool of assets within EHC’s Cayman Islands insurance subsidiary, Eastern Re Ltd., S.P.C., which we refer to as Eastern Re. Eastern Re is a segregated portfolio cell company under Cayman Islands law, which provides that the assets and liabilities within each cell are solely for the benefit of the owners of the cell, and its assets are not available to the owner of any other cell nor are they subject to the claims of insureds under any other cell. Eastern Re currently has eleven distinct segregated portfolio cells; and

•	“alternative markets” refers to arrangements in which workers’ compensation policies written by EHC’s domestic workers’ compensation insurance companies are reinsured 100% by a segregated portfolio cell within Eastern Re and a preferred shareholder or group of preferred shareholders assume all or a portion of the aggregate shared risk. The insurer provides related insurance services, including policy issuance and underwriting, as well as claims, risk and investment management.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. To understand the conversion offering and the merger fully, you should read this entire prospectus carefully, including the financial statements and the notes to financial statements of Educators and EHC included in this prospectus.

Eastern Insurance Holdings, Inc.

We are a Pennsylvania corporation recently organized by Educators and EHC. Following the mutual-to-stock conversion of Educators and the merger of our wholly owned subsidiary with EHC, we will be the holding company for Educators and EHC. We are not an operating company and have not engaged in any business to date. Our executive offices are located at 25 Race Avenue, Lancaster, Pennsylvania 17603, and our telephone number is (717) 396-7095. We have not yet established a website.

Educators Mutual Life Insurance Company

Educators is a Pennsylvania-domiciled mutual life and health insurance company that offers group benefits products. Originally founded in 1910 to offer disability income products to public school teachers in central Pennsylvania, Educators offers group dental, disability and life insurance products. Educators’ target policyholder base is primarily composed of small and medium size employers of 300 or fewer employees. Educators previously offered group medical insurance, but terminated the sale of these products in 2002 due to competitive market conditions.

Educators actively markets its group benefits products primarily in the Mid-Atlantic, Southeast and Midwest regions of the continental United States, and is licensed to do business in 41 states and the District of Columbia. Educators offers its products through independent insurance agents, general agencies and brokers, which we refer to as producers. For the year ended December 31, 2004, none of Educators’ independent producers represented 5% or more of its direct premiums written. See “Business of Educators.”

At June 30, 2005, Educators had total consolidated assets of $111.9 million and total equity of $60.8 million. For the six months ended June 30, 2005, and the year ended December 31, 2004, Educators had direct premiums written of $20.7 million and $40.8 million, respectively, and a consolidated net loss of $1.1 million and net income of $1.8 million, respectively.

Educators’ executive offices are located at 202 North Prince Street, Lancaster, Pennsylvania 17603 and its telephone number is (717) 397-2751. Educators’ website address is www.emlife.com.

Eastern Holding Company, Ltd.

EHC is a Cayman Islands holding company incorporated in 1997. EHC’s principal subsidiaries are Global Alliance Holdings Ltd., doing business as Eastern Alliance Insurance Group, a Pennsylvania corporation, and Eastern Re, a Cayman Islands corporation. Global Alliance has three operating subsidiaries – Eastern Alliance Insurance Company, Allied Eastern Indemnity Company and Employers Alliance, Inc. Eastern Alliance and Allied Eastern are Pennsylvania stock property and casualty insurance companies; Employers Alliance, a Pennsylvania corporation, is a third-party claims administrator.

EHC provides a broad range of workers’ compensation products through Eastern Alliance and Allied Eastern, some of which are reinsured by Eastern Re. EHC also provides claims administration and risk management services through Employers Alliance. Through quota share assumed reinsurance agreements at Eastern Re, EHC also participates in programs covering underground storage tanks, non-hazardous waste haulers and fire sprinkler contractors, all of which are underwritten by other unaffiliated insurance companies. EHC manages these operations through four business segments: workers’ compensation insurance, specialty reinsurance, segregated portfolio cell business, and corporate/third party administration. EHC’s primary market is small and medium size Pennsylvania employers generally with 300 employees or less, which it believes tends to be underserved by larger insurance companies and for whom service, in addition to price, is frequently a key determinant in the choice of insurer. See “Business of EHC.”

At June 30, 2005, EHC had total consolidated assets of $183.7 million and shareholders’ equity of $46.5 million. For the six months ended June 30, 2005, and the year ended December 31, 2004, EHC had gross premiums written of $55.2 million and $83.2 million, respectively, and consolidated net income of $4.9 million and $6.4 million, respectively.

EHC’s headquarters is located at the Genesis Building, 5th Floor, Grand Cayman, Cayman Islands, B.W.I., and its telephone number is (345) 949-7966. The website address of its United States companies is www.eains.com.

Our Strategy

We will be the holding company for Educators and EHC after the conversion and the merger. After the conversion and the merger, we will offer a diverse range of insurance products, primarily to small and medium size businesses, through our operating subsidiaries. We will use the capital provided by the conversion offering primarily to expand EHC’s workers’ compensation and related businesses. We also plan to integrate Educators’ group benefits business with EHC’s workers’ compensation business. The key elements of our strategy are:

•	Focus Distribution on Small and Medium Size Businesses. We will continue to focus distribution of our products to our target market of small and medium size businesses, which we believe are underserved by larger insurance companies;

•	Expand Commitment to Producer Service. We will adopt EHC’s commitment to producer service and its active producer management process, which we believe fosters strong producer relationships and a competitive advantage in the Pennsylvania workers’ compensation insurance market. As part of EHC’s active producer management process, all EHC producers or their principals own EHC stock. We will continue to align the interests of Eastern Holdings and its producers by encouraging producers to own Eastern Holdings stock;

•	Target Middle Atlantic and Southeastern States. We initially will focus our distribution efforts in Middle Atlantic and Southeastern states where we believe we are able to provide a level of service that will allow us to maintain a competitive advantage;

•	Seek an Improved A.M. Best Rating. We believe that the proceeds from the conversion offering and the combination of Educators and EHC under our holding company will allow us to seek an upgrade of the “B++” (Very Good) A.M. Best ratings of Educators and EHC’s domestic insurance companies, which we believe will allow Educators and EHC to write policies in rating sensitive markets that they are currently unable to access;

•	Expand Distribution of Educators’ Group Benefits Products. We expect to distribute Educators’ term life, dental and disability insurance products through EHC’s Pennsylvania network of independent producers and cross-sell Educators’ group benefits products to EHC’s existing alternative market customers. To initiate that process, Educators and EHC have entered into a distribution agreement whereby Educators agrees to introduce EHC and its affiliates’ insurance products to Educators’ producers and EHC agrees to introduce Educators and its insurance products to EHC and its affiliates’ producers; and

•	Growth Through New Product Introductions and Acquisitions. We expect to selectively expand our business through prudent new product introductions and acquisitions. These acquisitions may include the acquisition of mutual or stock insurance companies through conversion and merger transactions, the purchase of books of business, the purchase of “shell” insurance companies with active state licenses, or other strategic alliances.

Our ability to successfully execute this strategy is subject to a number of significant risks, including risks relating to integration of Educators’ and EHC’s operations and improvement in the performance of Educators’ group benefits business. See “Risk Factors – Risk Factors Relating to Our Business.”

Conversion of Educators from Mutual to Stock Form

Educators adopted a plan of conversion on March 17, 2005, as amended on June 9, 2005. The conversion involves a series of transactions by which Educators will convert from a mutual life and health insurance company to a stock life and health insurance company. Following the conversion, Educators will become our subsidiary and will change its name to Eastern Life and Health Insurance Company. Educators will continue to be subject to the regulation and supervision of the Pennsylvania Insurance Department, which we refer to as the Department. See “The Conversion and the Merger.”

As part of the conversion, we are offering for sale in a subscription offering between $55.3 million and $74.8 million of our common stock. This amount may be automatically increased to $83.1 million solely to accommodate the purchase of a 10% interest by our ESOP if Educators’ members subscribe for more than 90% of the $74.8 million of common stock originally offered. The subscription offering is being made in the following order of priority:

•	Educators members under those policies in force as of March 17, 2005;

•	our ESOP;

•	directors, officers, managers and employees of Educators and IBSi as of March 17, 2005, and as of the closing date, and any person who served as a director of Educators after January 1, 1998;

•	directors, officers, managers and employees of EHC as of March 17, 2005, and as of the closing date; and

•	shareholders of EHC as of March 17, 2005.

The per share purchase price in the conversion offering will be $10.00. All investors will pay the same price per share in the offering. The conversion offering is scheduled to end at noon, Eastern Time, on                     , 2005. If an insufficient number of shares are subscribed for in the subscription offering, we may sell shares in a community offering, with preference given to residents of Lancaster County, Pennsylvania.

The conversion will permit members of Educators; the directors, officers and employees of Educators and EHC; shareholders of EHC; and possibly others from the local community and the general public to become shareholders of Eastern Holdings and to share in its future. The conversion also will make possible the proposed acquisition of EHC and provide additional capital that will enhance the ability of Educators and EHC to expand their operations.

Completion of the conversion is subject to various conditions, including:

•	approval of the conversion by the members of Educators;

•	receipt of all necessary regulatory approvals; and

•	approval by EHC shareholders of the merger at a special meeting of EHC shareholders to be held on .

The Merger

Contemporaneously with the adoption by Educators of the plan of conversion, Educators and EHC entered into a merger agreement dated March 17, 2005. The merger agreement was the result of arms’ length negotiations between Educators and EHC. The purchase price to be paid for EHC is estimated to be $66.2 million, based on financial information as of June 30, 2005. The final purchase price will be 1.28 times the fully diluted book value of EHC at September 30, 2005, subject to adjustment based on the date of closing.

Educators has received an opinion from Keefe, Bruyette & Woods, Inc. that the terms of the merger are fair to Educators from a financial point of view.

As a result of the merger, EHC shareholders will own at least 28.4% and as much as 37.4% of the outstanding shares of Eastern Holdings, depending upon the number of shares sold in the conversion offering. This percentage ownership interest will increase if EHC’s management and

EHC shareholders also purchase shares of Eastern Holdings common stock in the conversion offering.

Completion of the merger is subject to various conditions, including:

•	approval by EHC shareholders at the special meeting of EHC shareholders of the domestication of EHC to Pennsylvania from the Cayman Islands;

•	approval of the merger by EHC shareholders at the special meeting of EHC shareholders;

•	receipt of all necessary regulatory approvals; and

•	approval of the conversion by the members of Educators and completion of the conversion.

In connection with the execution of the merger agreement, directors of EHC, who hold 51.9% of the issued and outstanding shares of EHC capital stock, have agreed to vote their shares of EHC stock in favor of the merger. Eastern Holdings, Educators, and EHC have applied for and received all necessary regulatory approvals in order to complete the conversion and the merger. The completion of the merger is expected to occur immediately after the completion of the conversion.

Our Structure Following the Conversion and the Merger

The following chart shows our corporate structure following completion of the transactions described in this prospectus:

Directors and Management of Eastern Holdings

Our board of directors consists of eleven members, six of whom are directors of Educators and five of whom are directors of EHC. Mr. Robert M. McAlaine, our non-executive Chairman, also serves as the non-executive Chairman of Educators. Bruce M. Eckert, our Chief Executive Officer and a director, also serves as the Chief Executive Officer of EHC. Michael L. Boguski, our President and Chief Operating Officer, and Kevin M. Shook, our Treasurer and Chief Financial Officer, hold the same positions at EHC. See “Management.”

How We Determined the Price and the Number of Shares to be Issued in the Conversion Offering

Pennsylvania law requires that, as part of the conversion of Educators, we must sell an amount of our common stock in the conversion offering based on a value established by an independent appraiser. The value can be expressed as a valuation range. An independent appraisal of Educators’ pro forma market value has been prepared by Feldman Financial Advisors, Inc., an independent appraisal firm experienced in appraisals of insurance companies. The pro forma market value is the estimated market value of Educators as a wholly owned subsidiary of Eastern Holdings. In its opinion as of September 23, 2005, Feldman Financial estimated that the market value of our common stock being offered for sale was between $55.3 million and $74.8 million, with a midpoint of $65.0 million, and, based on the $10.00 per share purchase price, the number of shares being offered will range from 5,525,000 to 7,475,000. This amount may be automatically increased up to $83.1 million, and the number of shares being offered may be increased to 8,305,556 shares, solely to accommodate the purchase by our ESOP of 10% of the total number of shares sold in the conversion offering if Educators’ members subscribe for more than 90% of the $74.8 million of common stock originally offered.

The appraisal will be updated before the conversion is completed. If the midpoint of the updated appraisal is not within the valuation range, the revised appraisal will require the approval of the Department. If we are unable to sell at least 5,525,000 shares, then, unless the offering range is revised with Department approval, the conversion offering will be terminated, all subscriptions will be cancelled and all subscription funds returned, without interest. The current and proposed directors and executive officers of Educators, EHC and Eastern Holdings, as a group, have indicated their intention to subscribe for an aggregate of up to 358,750 shares of Eastern Holdings common stock. Purchases by management and purchases by our ESOP will be counted in determining whether sufficient subscriptions have been received to satisfy the minimum offering amount. See “The Offering – How the Price Per Share and the Offering Range Were Determined” for a description of the factors and assumptions used to determine the stock price and offering range.

The independent appraisal does not indicate market value. Do not assume or expect that the valuation of Educators prepared by Feldman Financial means that our stock will trade at or above the $10.00 purchase price after the conversion.

Use of Proceeds from the Conversion Offering

We expect the net proceeds of the conversion offering to be between $51.5 million and $78.9 million, after the payment of our offering expenses. We intend to use the net proceeds from the conversion offering as follows (in thousands):

	Amount at the minimum	Amount at the adjusted maximum
Use of Net Proceeds
Loan to ESOP	$5,525	$8,306
Cash consideration paid in merger	33,193	33,193
Repurchase of shares for stock compensation plan	2,210	2,990
General corporate purposes	10,564	34,371

Total	$51,492	$78,860

After paying our offering expenses, we will use the net proceeds received from the sale of common stock in the conversion offering to make a loan to our ESOP in an amount sufficient to permit the plan to buy up to 10% of the shares sold in the conversion offering.

In addition, we will use approximately $33.2 million of the net proceeds to pay the cash portion of the consideration in the merger. We will retain any remaining proceeds for general corporate purposes, which likely will include contributing additional capital to the domestic insurance company subsidiaries of EHC to support expansion of their underwriting capacity. Finally, assuming shareholder approval of a proposed stock compensation plan after the conversion is completed, we intend to purchase a number of shares equal to 4% of our common stock sold in the conversion offering to fund the restricted stock component of the stock compensation plan.

Except for the foregoing, we currently have no specific plans, intentions, arrangements or understandings regarding use of the proceeds of the offering.

The Amount of Stock That May Be Purchased in the Conversion Offering

The minimum number of shares a person may subscribe for in the conversion offering is 25 shares. Generally, subscribers in the subscription offering may purchase no more than 100,000 shares of common stock. The maximum amount of shares that a subscriber, together with any associate or person with whom he or she is acting in concert, may purchase is 150,000 shares. For this purpose, an associate of a person includes:

•	such person’s spouse;

•	relatives of such person or such person’s spouse living in the same house;

•	companies, trusts or other entities in which such person holds 10% or more of any equity securities; or

•	a trust or estate in which such person holds a substantial beneficial interest or serves in a fiduciary capacity.

We may decrease or increase the maximum purchase limitation without further notice. See “The Offering – Limitations on Common Stock Purchases.”

How You Can Pay For Your Conversion Shares

Subscribers may pay for shares purchased in the conversion offering only by personal check, bank check or money order.

Deadline for Orders of Conversion Stock

A properly completed stock order form, together with payment for the shares must be received by Educators no later than noon, Eastern Time, on                     , 2005, unless this deadline is extended by Educators to a date not later than                     , 2006. Subscribers may submit order forms by mail using the return envelope provided, by overnight courier to the indicated address on the order form, or by bringing their order forms to Educators’ offices during regular business hours. Once submitted, orders are irrevocable unless the offering is terminated or extended beyond                     , 2006.

Termination of the Conversion Offering

The subscription offering and community offering will expire at noon, Eastern Time, on                     , 2005. However, Educators may extend the expiration date for the community offering without notice, until                     , 2006. If the community offering extends beyond                     , 2006, Educators will resolicit subscriptions before proceeding with the offering.

Subscription Rights Are Not Transferable

Holders of subscription rights may not assign or sell their subscription rights. If a subscriber exercises subscription rights, he or she will be required to certify that the shares are being purchased solely for the subscriber’s own account and that there is no agreement or understanding regarding the sale or transfer of shares. We intend to pursue any and all legal and equitable remedies if we learn of the transfer of any subscription rights. We will reject orders that we determine involve the transfer of subscription rights. See “The Offering – Restrictions on Transfer of Subscription Rights and Shares.”

Our Dividend Policy

After the conversion is completed, our board of directors will have the authority to declare dividends on our common stock, subject to statutory and regulatory requirements. We intend to consider a policy of paying cash dividends on our common stock. The rate of such dividends and the initial or continued payment thereof will depend upon a number of factors, including the amount of net proceeds we retain in the conversion offering, investment opportunities available, capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, the amount of dividends that our insurance company subsidiaries can pay to us, and general economic conditions. We can provide no assurance that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods.

Benefits of the Offering to Management

Employees, officers, and directors of Eastern Holdings, Educators and EHC will benefit from the conversion offering due to the implementation of various stock-based benefit plans either adopted in connection with the conversion offering or subsequent to its completion.

Our ESOP will buy shares of common stock offered in the conversion offering with a portion of the net proceeds received in the offering. The shares will be allocated to the employee participants in the ESOP over a period of ten years at no cost to the employees.

The stock compensation plan will be implemented if we receive shareholder approval of the plan. Such approval cannot be obtained earlier than six months after the conversion. If the stock compensation plan is approved by our shareholders, we intend to grant stock options and restricted stock awards to certain officers, employees and directors. The restricted stock awards will consist of shares of Eastern Holdings’ common stock, which will be issued at no cost to directors and certain officers and employees. The stock options also will be issued to directors, officers and employees without cost to them, but they will be required to pay the applicable exercise price at the time of exercise to receive the shares of common stock covered by the options.

You will find more information about our ESOP and the stock compensation plan by reading the section of this prospectus entitled “Management – New Stock Benefit Plans.”

The following table summarizes the stock benefits that directors, officers and employees may receive in connection with or subsequent to the conversion offering, assuming that the number of shares sold is at the midpoint of the offering range:

Plan	Individuals Eligible To Receive Awards	% of Shares Issued	Number of Shares	Value of Shares Based on $10.00 Share Price
ESOP	All full-time employees	10.0%	650,000	$6,500,000
Shares available under the stock compensation plan for restricted stock awards	Directors and selected officers and employees	4.0%	260,000	$2,600,000
Shares available under the stock compensation plan for stock options	Directors and selected officers and employees	10.0%	650,000	(1)

(1)	Stock options will be granted with a per share exercise price at least equal to the market price of our common stock on the date of grant. The value of a stock option will depend upon increases, if any, in the price of our common stock during the term of the stock option.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occur, our business, financial condition and results of operations could be materially adversely affected and the value of our common stock could decline substantially. The use of the terms “we” and “our” throughout this “Risk Factors” section refers to Eastern Holdings, Educators and EHC collectively or individually as the context requires.

Risk Factors Relating to Our Business

Our results may be adversely affected if our actual losses exceed our loss reserves.

Both Educators and EHC maintain reserves to cover estimated amounts needed to pay for insured losses and for the expenses necessary to settle claims with respect to insured events that have occurred, including events that have not yet been reported to us. Estimating loss and loss expense reserves is a difficult and complex process involving many variables and subjective judgments; reserves do not represent an exact measure of liability. Accordingly, our loss reserves may prove to be inadequate to cover our actual losses. We regularly review our reserving techniques and our overall amount of reserves. We review historical data and consider the impact of various factors such as:

•	trends in claim frequency and severity;

•	information regarding each claim for losses;

•	legislative enactments, judicial decisions and legal developments regarding damages; and

•	trends in general economic conditions, including inflation and levels of employment.

If we determine that our loss reserves are inadequate, we will have to increase them. This adjustment would reduce income during the period in which the adjustment is made, which could have a material adverse impact on our financial condition and results of operations. For example, EHC increased its workers’ compensation insurance segment loss reserves in 2003 and 2002 by $4.3 million and $3.1 million, respectively, because it concluded that its reserves for the prior periods were inadequate. These reserve increases decreased EHC’s pre-tax income by the amount of the increases in those years, respectively. For additional information, see “Business of EHC – Loss Reserves.”

If we do not accurately establish our premium rates, our results of operations may be adversely affected.

In general, the premium rates for our insurance policies are established when coverage is initiated and therefore, before all of the underlying costs are known. Like other insurance companies, we rely on estimates and assumptions in setting our premium rates. Establishing adequate rates is necessary, together with investment income, to generate sufficient revenue to offset losses, loss adjustment expenses and other underwriting expenses and to earn a profit. If we fail to accurately assess the risks that we assume, we may fail to charge adequate premium rates to cover our losses and expenses, which could reduce our net income and cause us to become unprofitable. As a result, our actual costs for providing insurance coverage to our policyholders may be significantly higher than our premiums.

In order to set premium rates accurately, we must collect and properly analyze a substantial volume of data; develop, test, and apply appropriate rating formulae; closely monitor and recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. We must also implement our pricing accurately in accordance with our assumptions. For example, if we expand the geographic market in which we offer our workers’ compensation insurance products we may not price these products accurately or adequately. Our ability to undertake these efforts successfully, and as a result set premium rates accurately, is subject to a number of risks and uncertainties, including:

•	inaccurate assessment of new markets in which we have little or no prior experience;

•	insufficient or unreliable data;

•	incorrect or incomplete analysis of available data;

•	uncertainties generally inherent in estimates and assumptions;

•	our inability to implement appropriate rating formulae or other pricing methodologies;

•	costs of ongoing medical treatment;

•	our inability to accurately estimate customer retention, investment yields and the duration of our liability for loss and loss adjustment expenses; and

•	unanticipated court decisions, legislation or regulatory action.

Consequently, we could set our premium rates too low, which could negatively affect our results of operations and our profitability, or we could set our premium rates too high, which could reduce our ability to obtain new or retain existing business and lead to lower revenues.

If we do not effectively manage the growth of our operations we may not be able to compete or operate profitably.

Our growth strategy includes enhancing our market share in our existing markets, entering new geographic markets, introducing new insurance products and programs, further developing our agency relationships, and pursuing merger and acquisition opportunities. Our strategy is subject to various risks, including risks associated with our ability to:

•	identify profitable new geographic markets to enter;

•	obtain licenses in new states in which we wish to market and sell our products;

•	successfully implement our underwriting, pricing, claims management, and product strategies over a larger operating region;

•	properly design and price new and existing products and programs and reinsurance facilities;

•	identify, train and retain qualified employees;

•	identify, recruit and integrate new independent producers;

•	formulate and execute a merger and acquisition strategy; and

•	augment our internal monitoring and control systems as we expand our business.

We also may encounter difficulties in the implementation of our growth strategies, including unanticipated expenditures. In addition, our growth strategies may require us to enter into markets or product lines in which we have little or no prior experience. Any such difficulties could result in diversion of senior management time and adversely affect our financial results.

We may have difficulty integrating the operations of Educators and EHC and may incur substantial costs in connection with the integration.

We could experience material, unanticipated difficulties or expenses in connection with the merger. Before the merger, Educators and EHC operated independently, each with its own locations, products, customers, independent producers, employees, culture and systems. The process of integrating information technology systems, consolidating administrative functions, and coordinating product and service offerings may take longer, cost more and provide fewer benefits than originally projected.

Our ability to successfully integrate the operations of Educators and EHC may be limited by our ability to:

•	integrate the appropriate personnel of EHC and Educators into our combined operations;

•	manage a group benefits business with senior management whose experience is primarily in workers’ compensation insurance;

•	minimize disruption to our ongoing business including our relations with employees and independent producers;

•	distribute Educators’ term life, dental and disability insurance products through EHC’s Pennsylvania network of independent producers and cross-sell Educators’ group benefits products to EHC’s existing alternative market customers;

•	integrate our respective technology and information systems and procedures, including financial reporting; and

•	coordinate infrastructure operations in an effective and efficient manner.

We also expect to realize certain cost savings and other financial and operating benefits as a result of the merger. We cannot predict, however, whether these cost savings and benefits will be achieved. The integration of Educators and EHC will require significant attention from management, and any difficulties we encounter in integrating our operations could have a material adverse effect on our revenues and operating results.

If we cannot improve results and premium volume in our group benefits business, our financial results will be adversely affected and we may terminate or sell our group benefits business.

The historical results of the group benefits business operated by Educators have been adversely affected by the cost structure that was in place to support both the group benefits business and the group medical insurance business before Educators exited the group medical insurance business. It is our current intention to attempt to integrate the group benefits business with the workers’ compensation business of EHC and increase the group benefits premium volume by marketing the group benefits business through EHC’s existing distribution network of independent producers and cross-marketing it to existing alternative markets customers. If we are unable to improve results in the group benefits segment, our consolidated results and return on equity will be adversely affected, and we could elect to terminate the group benefits business and place it in run-off or sell it. We have not established any timeframe or benchmark for improvement, but placing the group benefits business in run-off or selling the group benefits business could cause us to incur certain costs that could materially and adversely affect our financial condition and results of operations for the period or periods in which they are incurred.

All of the specialty reinsurance business of Eastern Re is controlled by one of our directors, who is also a director and shareholder of EHC, and is placed with one primary insurer and the loss of this business would adversely affect us.

One of EHC’s four business segments is specialty reinsurance, which had $13.3 million in assumed premiums and net income of $3.3 million for the year ended December 31, 2004. This represented 51.8% of EHC’s net income for the period. Eastern Re assumes this business through reinsurance contracts with a large, primary insurer. This business is directly or indirectly managed by one producer, Americana Program Underwriters, Inc. (“AmPro”). AmPro binds 63.7% of our specialty reinsurance segment’s assumed reinsurance premiums. Lawrence Bitner is a director of Eastern Holdings and EHC, and the AmPro employee who produces the AmPro program business for the primary insurer and controls the reinsurance contracts on behalf of Eastern Re. AmPro could cause this specialty reinsurance business to be placed with another reinsurer and also could cause the insurance policies that are subject to this specialty reinsurance to be written by a primary insurance carrier that would not purchase reinsurance coverage in respect of the business or would not place reinsurance with Eastern Re. In addition, under the terms of the current reinsurance agreement with the primary insurer, the merger gives the primary insurer the right to terminate the reinsurance agreement. This primary insurer has agreed to forebear from exercising this right at present, but has not waived its right to do so. In any of these events, the loss of this business would have a material adverse effect on our results of operations.

Our ability to manage our exposure to underwriting risks depends on the availability and cost of reinsurance coverage.

Reinsurance is the practice of transferring part of an insurance company’s liability and premium under an insurance policy to another insurance company. We use reinsurance arrangements to limit and manage the amount of risk we retain, to stabilize our underwriting results and to increase our underwriting capacity. The availability and cost of reinsurance is subject to current market conditions and may vary significantly over time. Any decrease in the amount of our reinsurance will increase our risk of loss. We may be unable to maintain our desired reinsurance coverage or to obtain other reinsurance coverage in adequate amounts and at favorable rates. If we are unable to renew our expiring coverage or obtain new coverage, it will be difficult for us to manage our underwriting risks and operate our business profitably.

It is also possible that the losses we experience on insured risks for which we have obtained reinsurance will exceed the coverage limits of the reinsurance. If the amount of our reinsurance coverage is insufficient, our insurance losses could increase substantially.

If our reinsurers do not pay our claims in a timely manner, we may incur losses.

We are subject to loss and credit risk with respect to the reinsurers with whom we deal because buying reinsurance does not relieve us of our liability to policyholders. Educators had net reinsurance recoverables of $24.4 million and EHC had net reinsurance recoverables of $5.8 million at June 30, 2005. Of Educators’ reinsurance recoverables, $16.1 million related to a block of long-term disability claims that Educators ceded to The Hartford Life and Accident Insurance Company through an indemnity reinsurance agreement. This reinsurance recoverable is not collateralized. If our reinsurers are not capable of fulfilling their financial obligations to us, our insurance losses would increase, which would negatively affect our financial condition and results of operations.

The proposed sale of IBSi may adversely affect Educators’ relationship with its producers and thereby adversely affect our financial results.

For the year ended December 31, 2004, ninety-five percent of Educators’ direct premiums written were produced by IBSi’s network of independent producers. IBSi is a wholly-owned subsidiary of Educators. Following closing on the sale of IBSi, there will be several important changes in Educators’ distribution model. In North Carolina, South Carolina and Virginia, IBSi will remain the exclusive distributor of Educators’ products through December 31, 2006. In Pennsylvania and Maryland, IBSi will no longer represent Educators. Educators will instead market its insurance products in those states through its own network of independent producers. In all other states, IBSi may continue to offer Educators’ insurance products on a non-exclusive basis. In order to prepare for this new distribution model, Educators will need to enter into new agent agreements with more than 2,000 independent producers that currently sell Educators’ products under agreement with IBSi. This contracting effort will require significant time and management resources and there can be no assurance that Educators will be successful in retaining the producer relationships that were previously managed through IBSi. If Educators is not successful in retaining these producer relationships, Educators’ direct premiums written will decline, which would have an adverse effect on our financial results.

A reduction in our A.M. Best rating or our inability to increase our A.M. Best rating could affect our ability to write new business or renew our existing business.

Ratings assigned by A.M. Best are an important factor influencing the competitive position of insurance companies. Our operating subsidiaries hold a financial strength rating of “B++” (Very Good) by A.M. Best, the fifth highest rating out of 16 classifications. A.M. Best ratings represent independent opinions of financial strength and ability to meet obligations to policyholders and are not directed toward the protection of investors. Therefore, A.M. Best ratings should not be relied upon as a basis for an investment decision to purchase our common stock. Financial strength ratings are used by producers and customers as a means of assessing the financial strength and quality of insurers. If our financial position deteriorates, we may not be able to maintain our current financial strength rating from A.M. Best. A downgrade of our rating could severely limit or prevent us from writing desirable business or from renewing our existing business. The lines of business that Educators writes and the markets in which Educators operates are particularly sensitive to changes in A.M. Best financial strength ratings. For example, the 2003 downgrade of Educators from an “A-” rating to a “B++” rating adversely affected its premium volume. See “Business of Educators – London Life Coinsurance Agreement.” A further downgrade in Educators’ financial strength rating might make it impossible for Educators to retain its current group benefits business and eliminate any chance of selling new business. In addition, our inability to reclaim an “A-” rating for Educators or receive an upgrade in rating for EHC’s domestic operating subsidiaries, as a result of the conversion and merger, could negatively affect our ability to implement our strategy. See “Business of Educators – A.M. Best Rating.”

Our investment performance may suffer as a result of adverse capital market developments or other factors, which may affect our financial results and ability to conduct business.

We invest the premiums we receive from policyholders until cash is needed to pay insured claims or other expenses. At June 30, 2005, Educators had investments of $74.9 million and EHC had investments of $109.8 million. For the six months ended June 30, 2005, Educators had $1.9 million of net investment income representing 8.5% of its total revenues, and EHC had $2.0 million of investment income representing 4.5% of its total revenues. Our investments will be subject to a variety of investment risks, including risks relating to general economic conditions, market volatility, interest rate fluctuations, liquidity risk and credit risk. In particular, an unexpected increase in the volume or severity of claims may force us to liquidate securities, which may cause us to incur capital losses. If we do not structure the duration of our investments to match our insurance and reinsurance liabilities, we may be forced to liquidate investments prior to maturity at a significant loss to cover such payments. Investment losses could significantly decrease our asset base and statutory surplus, thereby affecting our ability to conduct business.

Our revenues may fluctuate with changes in interest rates.

Our investment portfolio contains a significant amount of fixed-income securities, including bonds, mortgage-backed securities (MBSs) and other securities. The market values of all of our investments fluctuate depending on economic and political conditions and other factors beyond our control. The market values of our fixed-income securities are particularly sensitive to changes in interest rates.

For example, if interest rates rise, fixed-income investments generally will decrease in value. If interest rates decline, these investments generally will increase in value except for MBSs, which may decline due to higher prepayments on the mortgages underlying the securities.

At June 30, 2005, MBSs constituted 2.0% of the market value of Educators’ investment portfolio and 29.1% of the market value of EHC’s investment portfolio. MBSs, including collateralized mortgage obligations (CMOs), are subject to prepayment risks that vary with, among other things, interest rates. During periods of declining interest rates, MBSs generally prepay faster as the underlying mortgages are prepaid and/or refinanced by the borrowers in order to take advantage of lower interest rates. MBSs that have an amortized cost that is greater than par (i.e., purchased at a premium) may incur a reduction in yield or a loss as a result of prepayments. In addition, during such periods, we generally will be unable to reinvest the proceeds of any prepayment at comparable yields. Conversely, during periods of rising interest rates, the frequency of prepayments generally decreases, and we may receive interest payments that are below the then prevailing interest rate for longer than expected. MBSs that have an amortized cost that is less than par (i.e., purchased at a discount) may incur a decrease in yield or a loss as a result of slower prepayments.

The outcome of recent industry investigations and regulatory proposals could adversely affect our financial condition and results of operations.

The insurance industry has recently become the focus of increased scrutiny by regulatory and law enforcement authorities, as well as class action attorneys and the general public, relating to allegations of improper special payments, price-fixing, bid-rigging, improper accounting practices and other alleged misconduct, including payments made by insurers to producers and the practices surrounding the placement of insurance business. More recently, there has been increased scrutiny of the use of finite reinsurance and other reinsurance arrangements. Many state insurance departments have distributed questionnaires to insurance companies and to producers seeking information on (i) the compensation arrangements used to pay producers for the production of new insurance business and the renewal of in-force insurance policies, and (ii) the disclosures that are made to insurance purchasers regarding such compensation arrangements. We have received and responded to requests for information from one state insurance department and have received no further requests for information. A number of enforcement actions have been commenced and several proposals for new legislation or regulations to regulate producer compensation practices and disclosures are under development. It is not possible to foresee the outcome of these investigations and proceedings, or whether and, if so, how new legislation or regulations may prohibit or limit prevailing producer compensation procedures and policies.

If new legislation were enacted or new regulations adopted that (i) restricted the types of direct and indirect compensation that a producer may receive in connection with insurance sales; (ii) regulated a producer’s ability to place a customer’s insurance business with an insurer in which the producer has a direct or indirect financial interest; and/or (iii) regulated the disclosure that must be made relative to producer compensation practices, such legislation could materially and adversely affect Educators’ and EHC’s future operations. EHC, in particular, has followed a business model under which its producers are encouraged to become EHC shareholders in order to align each producer’s interest with those of EHC, and to encourage producers to continue to direct the insurance business they control to EHC. In addition, EHC has in place captive insurance arrangements with some of its producers that allow such producers to share in EHC’s underwriting profits, which, in turn, encourages these producers to direct business to EHC. This business model has been one of the reasons for EHC’s growth and success. We intend to continue these practices, including encouraging producers to become shareholders of Eastern Holdings.

In December 2004, the NAIC approved amendments to its model Producer Licensing Act. The amendments contain new disclosure requirements for producers regarding compensation arrangements. If adopted, the NAIC amendments would require producers to disclose to customers, in certain circumstances, information concerning compensation arrangements. The NAIC also directed its Executive Task Force on Broker Activities to give further consideration to the development of additional requirements for recognition of a fiduciary responsibility on the part of producers, disclosure of all quotes received by a producer and disclosures relating to reinsurance arrangements between insurers and reinsurance companies affiliated with a producer. We cannot predict the effect that the NAIC’s recent compensation disclosure amendments or anticipated future activities in this area, at the NAIC or state level, will have on influencing future legal actions, changes to business practices or regulatory requirements applicable to us.

If we fail to comply with insurance industry regulations, or if those regulations become more burdensome, we may not be able to operate profitably.

Our insurance companies are regulated by government agencies in the states in which we do business, and we must comply with a number of state and federal laws and regulations. Most insurance regulations are intended to protect the interests of insureds rather than those of shareholders and other investors. These regulations, generally administered by the department of insurance in each state in which we do business, relate to, among other things:

•	approval of policy forms and premium rates;

•	mandating certain insurance benefits;

•	standards of solvency, including establishing statutory and risk-based capital requirements for statutory surplus;

•	classifying assets as admissible for purposes of determining statutory surplus;

•	licensing of insurers and their producers;

•	regulating unfair trade and claim practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements;

•	restrictions on the nature, quality and concentration of investments;

•	assessments by guaranty funds, second injury funds and other associations including residual risk pools;

•	restrictions on the ability of our insurance company subsidiaries to pay dividends to us;

•	restrictions on transactions between our insurance company subsidiaries and their affiliates;

•	restrictions on acquisitions and dispositions of insurance companies;

•	restrictions on the size of risks insurable under a single policy;

•	requiring deposits for the benefit of policyholders;

•	requiring certain methods of accounting;

•	periodic examinations of our operations and finances;

•	claims administration practices;

•	prescribing the form and content of records of financial condition required to be filed; and

•	requiring reserves for unearned premiums, losses and other purposes.

State insurance departments also conduct periodic examinations of the affairs of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives.

Part of our strategy includes expanded licensing and product filings for EHC as well as additional product filings for Educators. Regulatory authorities, however, have broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. If we do not have or obtain the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us from carrying on some or all of our activities, including our expansion objectives, or otherwise penalize us. This could adversely affect our ability to integrate the operations of Educators and EHC and to operate our business consistent with our strategy following the conversion and the merger. Furthermore, changes in the level of regulation of the insurance industry or changes in laws or regulations or interpretations of such laws and regulations by regulatory authorities could adversely affect our ability to operate our business.

We are subject to various accounting and financial requirements established by the NAIC. Eastern Re is and will continue to be subject to the laws of the Cayman Islands and regulations promulgated by the Cayman Islands Monetary Authority. Failure to comply with these laws, regulations and requirements could result in consequences ranging from a regulatory examination to a regulatory takeover of one or more of our insurance companies. This would make our business less profitable. In addition, state regulators and the NAIC continually re-examine existing laws and regulations, with an emphasis on insurance company solvency issues and fair treatment of policyholders. Insurance laws and regulations could change or additional restrictions could be imposed that are more burdensome and make our business less profitable. Because these laws and regulations are for the protection of policyholders, any changes may not be in your best interest as a shareholder. See “Regulation.”

Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may materially increase our direct and indirect compliance and other expenses of doing business, thus adversely affecting our financial condition and results of operations. For a further discussion of the regulatory framework in which we operate, see “Regulation.”

Acts of terrorism could negatively affect our business and our financial condition.

Under our workers’ compensation policies, we are required to provide workers’ compensation benefits for losses resulting from certain acts of terrorism. The impact of any terrorist act is unpredictable, and the ultimate impact on us will depend upon the nature, extent, location and timing of such an act. Any such impact could be material.

The Terrorism Risk Insurance Act of 2002 is effective for the period from November 26, 2002 through December 31, 2005. Prior to the act, insurance coverage by private insurers for losses (other than workers’ compensation) arising out of acts of terrorism was severely limited. The Act provides, among other things, that all licensed insurers must offer terrorism coverage on most commercial lines of business for acts of terrorism. Losses arising out of acts of terrorism that are certified as such by the Secretary of the Treasury of the United States and that exceed $5.0 million will be reimbursed by the Federal Government subject to a limit of $100.0 billion in any year and less a deductible calculated for each insurer. Each insurance company is responsible for a deductible based on a percentage of its direct earned premiums in the previous calendar year. For losses in excess of the deductible, the Federal Government will reimburse 90% of the insurer’s loss, up to the insurer’s proportionate share of the $100.0 billion.

Notwithstanding the protection provided by reinsurance and the Terrorism Risk Insurance Act of 2002, the risk of severe losses to us from acts of terrorism has not been eliminated. EHC’s reinsurance treaties include various exclusions limiting its reinsurers’ obligation to cover losses caused by acts of terrorism. Accordingly, events constituting acts of terrorism may not be covered by, or may exceed the capacity of, our reinsurance and could adversely affect our business and financial condition. In addition, the Terrorism Risk Insurance Act is set to expire on December 31, 2005, and the U.S. Department of the Treasury has recommended that Congress not extend the law in its current form. If this law is not extended or is extended in a scaled-back form, which is the current proposal by the U.S. Department of the Treasury, reinsurance for losses arising from terrorism may be unavailable or prohibitively expensive, and we may be further exposed to material losses arising from acts of terrorism.

The group benefits insurance and workers’ compensation insurance markets in which we will operate are highly competitive.

Competition in these markets is based on many factors. These factors include the perceived financial strength of the insurer, premiums charged, policy terms and conditions, services provided, reputation, financial ratings assigned by independent rating agencies and the experience of the insurer in the line of insurance to be written. Both Educators and EHC compete with stock insurance companies, mutual companies, local cooperatives and other underwriting organizations. Our principal competitors in the group benefits market include Aetna, Inc., Wellpoint, Inc., Assurant, Inc., Guardian Life Insurance Company of America, The Hartford Life Insurance Company, Jefferson Pilot Life Insurance Company, Metropolitan Life Insurance Company, and Sun Life Insurance Company. Our principal competitors in the workers’ compensation insurance market include Pennsylvania’s State Workers’ Insurance Fund, PMA Capital Insurance Group, Erie Insurance Group, Guard Insurance Group, Penn National Insurance Company, Selective Insurance Group, Cincinnati Insurance Company, and Lackawanna Insurance Group. Many of these competitors have higher ratings and substantially greater financial, technical and operating resources than we have. The group benefits and workers’ compensation lines of insurance are subject to significant price competition. If competitors price their products aggressively, our ability to grow or renew our business may be adversely affected. We pay producers on a commission basis to produce business. Some competitors may offer higher commissions to independent producers or offer insurance at lower premium rates through the use of salaried personnel or other distribution methods that do not rely on independent producers. Increased competition could adversely affect our ability to attract and retain business and thereby reduce our profits from operations.

We could be adversely affected by the loss of our key personnel.

The success of our business is dependent, to a large extent, on the efforts of certain key managers, in particular, Bruce M. Eckert, our Chief Executive Officer, Michael L. Boguski, our President and Chief Operating Officer, Kevin M. Shook, our Treasurer and Chief Financial Officer, Robert A. Gilpin, our Vice President of Marketing and Alternative Markets, Suzanne M. Emmet, our Vice President of Claims, and M. Christine Gimber, Educators’ Vice President of Insurance Operations. We have employment agreements with each of Messrs. Eckert, Boguski, Shook, Gilpin, Ms. Emmet, and Ms. Gimber, which contain covenants not to compete and are described under “Management”. We do not maintain key man life insurance on any of these executives. The loss of key personnel could prevent us from fully implementing our business strategy and could significantly and negatively affect our financial condition and results of operations. As we continue to grow, we will need to recruit and retain additional qualified management personnel, and our ability to do so will depend upon a number of factors, such as our results of operations and prospects and the level of competition then prevailing in the market for qualified personnel. The current market for qualified insurance personnel is highly competitive. See “Directors and Executive Officers” under the section entitled “Management.”

Our results of operations may be adversely affected by any loss of business from key producers and by the creditworthiness of our producers.

Our products are marketed by independent producers. Other insurance companies compete with EHC for the services and allegiance of these producers. Because they are independent, these producers are not obligated to direct business to EHC and may choose to direct business to our competitors, or may direct less desirable risks to us. EHC’s ten largest producers accounted for 60.9% and 59.5% of its direct premiums written in 2004 and 2003, respectively. EHC’s largest producer, The Alliance of Central Pennsylvania, Inc., accounted for 25.6% and 26.0% of direct premiums written for the years ended December 31, 2004 and 2003, respectively. No other producer accounted for more than 10% of the direct premiums written of EHC’s workers’ compensation insurance segment for the years ended December 31, 2004 or 2003. In 2004, Educators’ wholly owned subsidiary, IBSi, accounted for approximately 95% of Educators’ direct premiums written. If premium volume produced by any of EHC’s large producers were to decrease significantly, it would have a material adverse effect on us.

In addition, in accordance with industry practice, our customers sometimes pay the premiums for their policies to producers for payment to us. These premiums are considered paid when received by the producer and, thereafter, the customer is no longer liable to us for those amounts, whether or not we have actually received the premiums from the producer. Consequently, we assume a degree of credit risk associated with our reliance on producers in connection with the collection of insurance premiums.

Because EHC’s workers’ compensation insurance business is concentrated in Pennsylvania, EHC is subject to local economic risks as well as to changes in the regulatory and legal climate in Pennsylvania.

Almost all of EHC’s workers’ compensation premium volume is produced in Pennsylvania. EHC’s workers’ compensation insurance business is affected by the economic health of Pennsylvania for two principal reasons. First, premium growth is dependent upon payroll growth, which, in turn, is affected by economic conditions. Second, losses and loss adjustment expenses can increase in weak economic conditions because it is more difficult to return injured workers to the job when employers are otherwise reducing payrolls. Finally, as predominantly a single state insurer, EHC can be adversely affected by any material change in Pennsylvania law or regulation or any Pennsylvania court decision affecting workers’ compensation carriers generally.

Educators’ premium volume could decline if the coinsurance arrangement with London Life Re is terminated.

In order to mitigate the impact of the April 2003 downgrade by A.M. Best, Educators entered into a coinsurance agreement with London Life Reinsurance Company effective October 1, 2003, and a companion stop loss reinsurance agreement with London Life International Reinsurance Corporation (an affiliate of London Life Reinsurance Company). Under the coinsurance agreement, London Life has reinsured all of Educators’ liability on benefit claims under Educators’ in-force insurance policies written or renewed after October 1, 2003. London Life, in turn, is reinsured for these benefit costs by London Life International. Educators, in turn, reinsures London Life International against loss on this business pursuant to the stop loss reinsurance agreement. The transaction is purposely circular so that all risk of loss on Educators’ in-force business will remain with Educators so long as it remains solvent. If, however, Educators were to become insolvent, then London Life would be required to pay Educators the full amount of the reinsured benefit costs under the coinsurance agreement, but London Life International would have only a subordinated claim as a general creditor for reimbursement under the stop loss agreement. Notwithstanding this arrangement, if Educators were to become insolvent, depending on the extent of its liabilities, there can be no assurance that the payment by London Life will be sufficient to allow Educators to fund the claims of its policyholders and certificateholders.

London Life receives a quarterly fee of the greater of $15,000 or 25% times the product of .0012 and the annualized premium of the in-force policies of Educators that are subject to this arrangement. Educators also must maintain assets in a trust account for London Life’s benefit having a value equal to no less than 105% of statutory claim reserves on the reinsured business. Educators can terminate the coinsurance agreement at any time and immediately recapture the reinsured business and the assets in the trust. London Life can terminate the coinsurance agreement on ninety (90) days’ prior notice to Educators. However, if Educators’ A.M. Best rating falls below “B”, its surplus falls below a level specified in the coinsurance agreement, or it is the subject of regulatory action, London Life can terminate the coinsurance agreement immediately. In any event, the coinsurance agreement would remain in-force for insurance policies sold or renewed by Educators prior to the termination date, but only until the earlier of the policy termination date or the next renewal date.

Educators believes that the arrangement with London Life has been generally effective in preserving Educators’ in-force block of business, but the overall benefit has been limited because the arrangement has not been effective in enabling Educators to compete for new sales. In order to compete effectively for new business, we believe that Educators must secure an upgrade of its current A.M. Best rating to no less than “A-” (Excellent). There can be no assurance that Educators will be able to secure such a rating upgrade in the foreseeable future.

Our results may fluctuate as a result of many factors, including cyclical changes in the insurance industry.

Results of companies in the insurance industry, and particularly the property and casualty insurance industry, historically have been subject to significant fluctuations and uncertainties. The industry’s profitability can be affected significantly by:

•	rising levels of actual costs that are not known by companies at the time they price their products;

•	volatile and unpredictable developments, including man-made and natural catastrophes;

•	changes in reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers’ liability develop; and

•	fluctuations in interest rates, inflationary pressures and other changes in the investment environment, which affect returns on invested capital and may impact the ultimate payout of losses.

Historically, the financial performance of the insurance industry has fluctuated in cyclical periods of low premium rates and excess underwriting capacity resulting from increased competition, followed by periods of high premium rates and a shortage of underwriting capacity resulting from decreased competition. Fluctuations in underwriting capacity, demand and competition, and the impact on EHC and Educators of the other factors identified above, could have a negative impact on our results of operations and financial condition. We believe that underwriting capacity and price competition in the current market is increasing. This additional underwriting capacity may result in increased competition from other insurers seeking to expand the kinds or amounts of business they write or cause some insurers to seek to maintain market share at the expense of underwriting discipline. We cannot give any assurance that in the future we will be able to retain or attract customers at prices we consider adequate.

Future changes in financial accounting standards or practices or existing tax laws may adversely affect our reported results of operations.

Financial accounting standards in the United States are constantly under review and may be changed from time to time. We would be required to apply these changes when adopted. Once implemented, these changes could materially affect our financial results of operations and/or the way in which such results of operations are reported. Similarly, we will be subject to taxation in the United States and a number of state jurisdictions. Rates of taxation, definitions of income, exclusions from income, and other tax policies are subject to change over time. Eastern Re is domiciled in the Cayman Islands. Changes in Cayman Islands tax laws could have a material impact on Eastern Re and our consolidated results of operations.

We expect that the adoption of Statement of Financial Accounting Standard (“SFAS”) No. 123 (Revised 2004), entitled “Share-Based Payment,” effective for the periods commencing after June 15, 2006, will have a material and adverse impact on our reported results. Because the factors that will affect compensation expense we incur due to the adoption of SFAS No. 123 (Revised 2004) are unknown, the impact on our future operating results cannot be determined. Changes in these or other rules, or modifications to our current practices, may have a significant adverse effect on our reported operating results or in the way in which we conduct our business in the future.

Proposals to federally regulate the insurance business could affect our business.

Currently, the U.S. federal government does not directly regulate the insurance business. However, federal legislation and administrative policies in several areas can significantly and adversely affect insurance companies. These areas include financial services regulation, securities regulation, pension regulation, privacy, tort reform legislation and taxation. In addition, various forms of directed federal regulation of insurance have been proposed. These proposals include the State Modernization and Regulatory Transparency Act, which would maintain state-based regulation of insurance but would affect state regulation of certain aspects of the insurance business, including rates, producer and company licensing, and market conduct examinations. We cannot predict whether this or other proposals will be adopted, or what impact, if any, such proposals or, if enacted, such laws may have on our business, financial condition or results of operations.

Risk Factors Relating to the Conversion and the Merger

If subscription rights are deemed to have value, you will have taxable income upon the receipt of subscription rights.

We believe that subscription rights have no value, but the Internal Revenue Service may disagree. We have obtained a private letter ruling from the Internal Revenue Service to the effect that:

•	any gain realized by a member as a result of the receipt of subscription rights with a fair market value must be recognized, whether or not such rights are exercised; and

•	the amount of gain recognized by each member should equal the fair market value of subscription rights received by the member.

Feldman Financial has advised us that it believes the subscription rights will have no fair market value. Feldman Financial has noted that the subscription rights will be granted at no cost to recipients, will be legally nontransferable and of short duration, and will provide the recipient with the right only to purchase shares of common stock at the same price to be paid by members of the general public in the community offering.

We cannot assure you, however, that the Internal Revenue Service will not challenge Feldman Financial’s determination, and if it does, that such challenge would not be successful. If the Internal Revenue Service were to assert successfully that the nontransferable subscription rights have an ascertainable fair market value, eligible members would be required to include in gross income any gain they realize as a result of the receipt of subscription rights, whether or not such rights are exercised. See “The Conversion and the Merger – Tax Aspects.”

The domestication of EHC to the United States will eliminate the ability of the Eastern Holdings’ consolidated group to avoid United States federal income tax on Eastern Re’s income.

Although Eastern Re will remain a Cayman Islands corporation after the conversion and merger, it will be controlled indirectly by Eastern Holdings, which is a Pennsylvania corporation. As a result, under applicable federal income tax laws and regulations, Eastern Re will be deemed a controlled foreign corporation and its income will be subject to United States federal income tax prospectively. This will have an adverse effect on the consolidated results of Eastern Holdings. For example, if the income of Eastern Re had been subject to United States federal income tax for the year ended December 31, 2004, EHC’s net income would have been reduced by approximately $1.1 million, assuming a 34% effective tax rate.

The broad valuation range could reduce your percentage ownership of Eastern Holdings.

The number of shares offered in the conversion offering is based on Feldman Financial’s valuation of the consolidated pro forma market value of Educators as a subsidiary of Eastern Holdings. This value has initially been determined to be an estimated valuation range of between $55.3 million and $74.8 million. Immediately prior to the completion of the conversion offering, Feldman Financial will update its valuation to confirm that it is within the estimated valuation range. If it is within the estimated valuation range, the conversion can be completed.

There is a difference of approximately $27.8 million between the minimum and the adjusted maximum of the estimated valuation range. The aggregate dollar value of the shares sold in the conversion offering must be within the estimated valuation range, with one exception. The aggregate dollar value of the shares issued in the conversion offering can exceed the range if necessary to permit the ESOP to purchase 10% of the total amount of common stock issued in the conversion offering. As a result, the percentage interest in Eastern Holdings that a subscriber acquires can vary widely based upon the number of shares sold in the conversion offering. A subscriber for a fixed number of shares of common stock will have approximately a 33% smaller ownership interest at the adjusted maximum level of the range than at the minimum level.

A challenge to the Pennsylvania Insurance Commissioner’s approval of the Plan of Conversion could put the terms of the conversion in question and reduce the market price of our common stock.

The Pennsylvania Insurance Commissioner issued an order approving the plan of conversion on                     , 2005. The Pennsylvania law governing the conversion, which we refer to as the Conversion Act, provides that any action challenging the validity of or arising out of the acts taken or proposed to be taken under the Conversion Act must be commenced no later than 30 days after the later of the approval of the plan of conversion by the Pennsylvania Insurance Commissioner or the adoption of the plan by a vote of the eligible policyholders. Any list of possible challenges that could be brought with respect to Educators’ conversion is necessarily speculative. In prior mutual-to-stock conversion transactions, complaints and petitions have been filed claiming, among other things, that (i) the applicable conversion statute or portions of the statute are unconstitutional, (ii) disclosures to policyholders were inadequate, (iii) consideration was improperly distributed to or allocated among policyholders, and (iv) the insurance commissioner abused his or her authority or committed errors of law in reviewing and approving the transaction or that his or her findings were not supported by substantial evidence. Complaints have sought both injunctive relief and damages, and parties to the lawsuits have included policyholder plaintiffs (individually or representing a purported class) and, as defendants, the converting company and the insurance commissioner.

The existence of any such challenges could reduce the market price of our common stock. A successful challenge to the plan or the Pennsylvania Insurance Commissioner’s order approving the plan could result in monetary damages, modification to the plan or rescission of the Insurance Commissioner’s approval of the plan. In addition, a successful challenge would probably result in substantial uncertainty relating to the terms and effectiveness of the plan, and an extended period of time could be required to reach a final determination. Such an outcome could reduce the market price of our common stock.

We will have broad discretion over the use of the net proceeds that we retain from the conversion offering.

Although we expect to use the net proceeds of the conversion offering to pay the cash portion of the consideration to be paid to EHC shareholders in the merger, to fund a loan to our ESOP, to purchase shares of common stock to fund the stock compensation plan and to purchase all of the stock of Educators, we do not have a specific plan for the use of the balance of the net proceeds. Our management will have broad discretion with respect to the use of the balance of the net proceeds. We expect to use the remainder of the net proceeds for general corporate purposes, which may include, among other things, purchasing investment securities and further expanding our insurance operations.

Compliance with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act and Nasdaq listing requirements could result in higher operating costs and adversely affect our results of operations.

When the conversion offering and merger are effective, we will be subject to the periodic reporting, proxy solicitation, insider trading and other obligations imposed under the Exchange Act. In addition, most of the provisions of the Sarbanes-Oxley Act of 2002 will become applicable to us, as will Nasdaq listing requirements with which we must comply, in order for our common stock to be traded on Nasdaq. Compliance with these requirements will increase our legal and accounting costs and the cost of directors and officers liability insurance, and will require management to devote substantial time and effort to ensure initial and ongoing compliance with these obligations. A key component of compliance under the Exchange Act is to produce quarterly and annual financial reports within prescribed time periods after the close of our fiscal year and each fiscal quarter. Historically, we have not been required to prepare such financial reports within these time periods. Failure to satisfy these reporting requirements may result in delisting of our common stock by Nasdaq, SEC inquiries or SEC sanctions. Moreover, the provision of the Sarbanes-Oxley Act that requires public companies to review and report on the adequacy of their internal controls over financial reporting will be applicable to us in 2007. We anticipate that compliance with the requirements of this provision will require a substantial commitment of time and money by us, which will be primarily incurred in 2006. These expenses as well as the additional management time and attention needed to comply with these requirements may have a material adverse effect on our financial condition and results of operations.

We face uncertainties related to the effectiveness of internal controls, particularly with regard to Educators’ financial reporting controls and information technology security.

Commencing in 2007, we will be required to review and report on the adequacy of our internal controls over financial reporting under the Sarbanes-Oxley Act. It should be noted that any system of internal controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. In addition, the design of any internal control system is based in part upon certain assumptions about the likelihood of future events. Because of these and other inherent limitations of internal control systems, there can be no assurance that any design will achieve its stated goal under all potential future conditions, regardless of how remote. Deficiencies or weaknesses that are not yet identified could emerge, and the identification and corrections of these deficiencies or weaknesses could have a material impact on our results of operations.

We will be required to publicly report on deficiencies or weaknesses in our internal controls that meet a materiality standard as required by law. Management may, at a point in time, categorize a deficiency or weakness as immaterial or minor and therefore not be required to publicly report such deficiency or weakness. Such determination, however, does not preclude a change in circumstances such that the deficiency or weakness could, at a later time, become a reportable condition that could have a material impact on our results of operations.

Historically, Educators did not prepare financial statements in accordance with GAAP. As part of the process of completing five years of audited GAAP financial statements for use in this transaction, Educators’ auditor made several recommendations regarding improvements in financial reporting and internal controls. The auditor recommended that Educators consider replacing its general ledger system and expanding its financial reporting staff. Management anticipates using EHC’s current general ledger system for combined financial reporting as part of the merger and integration of Educators and EHC, including for Educators’ financial reporting. Management believes that this integration process will significantly improve the financial reporting and controls at Educators. However, there can be no assurance that this integration will be successful, and if this integration is not successful, we may have difficulty producing periodic reports to meet Exchange Act reporting requirements.

Additionally, Educators’ auditor identified areas for improvement in Educators’ information technology security, and EHC also has identified areas for improvements in its information systems. These areas include network security, AS400 security, computer room environmental controls and disaster recovery. Management anticipates that these security measures will be improved as part of the Sarbanes-Oxley compliance effort. If these efforts are not successful, we may not be able to achieve Sarbanes-Oxley compliance.

Risk Factors Relating to Our Common Stock

Management could effectively control certain situations that may be viewed as contrary to your interests.

The extent of management’s control over Eastern Holdings is related to the following factors:

•	Management of Eastern Holdings and their associates expect to subscribe for up to approximately 358,750 shares of the common stock to be issued in the conversion offering. In addition, members of management of EHC will receive approximately 1,945,485 shares of our common stock in connection with the merger.

•	The ESOP will purchase 10% of the shares to be issued in the conversion offering. The shares held by the ESOP will be voted in the manner directed by the ESOP participants.

•	Following the conversion offering, and subject to shareholder approval, we intend to implement the stock compensation plan pursuant to which shares of restricted stock and stock options will be issued to certain of our directors, officers and employees.

•	Certain statutory and regulatory provisions, as well as provisions in our articles of incorporation and bylaws, may make it easier for existing management to retain their positions and discourage certain acquisition proposals.

As a result of these factors, management could acquire, directly or indirectly, a substantial equity interest in Eastern Holdings. If all members of management were to act together as a group, they could have a significant influence over the outcome of the election of directors and any other shareholder vote. Therefore, management might have the power to take actions that nonaffiliated shareholders may deem to be contrary to the shareholders’ best interests.

Provisions in our articles and bylaws and statutory provisions may serve to entrench management and also may discourage takeover attempts that you may believe are in your best interests.

We will be subject to provisions of Pennsylvania corporate and insurance law that hinder a change of control. Pennsylvania law requires the Department’s prior approval of a change of control of an insurance holding company. Under Pennsylvania law, the acquisition of 10% or more of the outstanding capital stock of an insurer or its holding company is presumed to be a change in control. Approval by the Department may be withheld even if the transaction would be in the shareholders’

best interest if, among other things, the Department determines that the transaction would be detrimental to policyholders.

Our articles of incorporation and bylaws also contain provisions that may discourage a change in control. These provisions include:

•	the prohibition of ownership and voting of shares having in excess of 10% of the total voting power of the outstanding stock of Eastern Holdings for a period of three years after the conversion;

•	a classified board of directors divided into three classes serving for successive terms of three years each;

•	a provision that the board of directors has the authority to issue shares of authorized but unissued common stock and preferred stock and to establish the terms of any one or more series of preferred stock, including voting rights, without additional shareholder approval;

•	the prohibition of cumulative voting in the election of directors;

•	the requirement that nominations for the election of directors made by shareholders and any shareholder proposals for inclusion on the agenda at any annual meeting must be made by notice (in writing) delivered or mailed to us not less than 90 days or more than 120 days prior to the meeting;

•	the provision that, for a period of three years, any merger, consolidation, sale of assets or similar transaction involving Eastern Holdings requires the affirmative vote of shareholders entitled to cast at least 66 2/3% of the votes which all shareholders are entitled to cast, unless the transaction is approved in advance by 66 2/3% of the members of the board of directors;

•	the prohibition of shareholder action without a meeting and the prohibition of shareholders being able to call a special meeting;

•	the requirement that certain provisions of our articles of incorporation can only be amended by an affirmative vote of shareholders entitled to cast at least 80% of all votes that shareholders are entitled to cast, unless approved by an affirmative vote of at least 80% of the members of the board of directors; and

•	the requirement that certain provisions of our bylaws can only be amended by an affirmative vote of shareholders entitled to cast at least 66 2/3%, or in certain cases 80%, of all votes that shareholders are entitled to cast.

These provisions may serve to entrench management and may discourage a takeover attempt that you may consider to be in your best interest or in which you would receive a substantial premium over the current market price. These provisions may make it extremely difficult for any one person or group of affiliated persons to acquire voting control of Eastern Holdings, with the result that it may be extremely difficult to bring about a change in the board of directors or management. Some of these provisions also may perpetuate present management because of the additional time required to cause a change in the control of the board. Other provisions make it difficult for shareholders owning less than a majority of the voting stock to be able to elect even a single director. See the subsections entitled “New Stock Benefit Plans” and “Agreements with Executive Officers” in the “Management” section and the sections entitled “Regulation” and “Description of Eastern Holdings Capital Stock.”

Provisions of the Pennsylvania Business Corporation Law, which we refer to as the PBCL, that are applicable to publicly traded companies provide, among other things, that we may not engage in a business combination with an “interested shareholder” during the five-year period after the interested shareholder became such, except under certain specified circumstances. Under the PBCL an interested shareholder is generally a holder of 20% or more of our voting stock. The PBCL also contains provisions providing for the ability of shareholders to object to the acquisition by a person, or group of persons acting in concert, of 20% or more of our outstanding voting securities and to demand that they be paid a cash payment for the fair value of their shares from the controlling person or group.

Our ESOP and stock compensation plan will increase our costs, which will reduce our income.

Our employee stock ownership plan will purchase 10% of the shares of common stock sold in the conversion offering with funds borrowed from Eastern Holdings. The cost of acquiring the shares of common stock for the employee stock ownership plan, and therefore the amount of the loan, will be between $5.5 million at the minimum of the offering range and $8.3 million at the adjusted maximum of the offering range. The loan will be repaid over a ten-year period. We will record annual employee stock ownership plan expenses in an amount equal to the fair value of shares of common stock committed to be released to employees. If shares of our common stock appreciate in value over time, compensation expense relating to the employee stock ownership plan will increase.

We also intend to adopt a stock compensation plan after the conversion offering under which plan participants would be awarded shares of our common stock (at no cost to them) or options to purchase shares of our common stock. The number of shares of common stock or options granted under the stock compensation plan may not exceed 4% and 10%, respectively, of our total outstanding shares.

The shares of common stock granted under the stock-based incentive plan will be expensed by us over their vesting period at the fair market value of the shares on the date they are awarded. If the shares of common stock to be granted under the plan are repurchased in the open market (rather than issued directly from authorized but unissued shares by Eastern Holdings) and cost the same as the purchase price in the offering, the reduction to shareholders’ equity due to the plan would be between $2.2 million at the minimum of the offering range and $3.3 million at the adjusted maximum of the offering range. To the extent we repurchase shares of common stock in the open market to fund the grants of shares under the plan, and the price of such shares exceeds the offering price of $10.00 per share, the reduction to shareholders’ equity would exceed the range described above. Conversely, to the extent the price of such shares is below the offering price of $10.00 per share, the reduction to shareholders’ equity would be less than the range described above.

Finally, new accounting rules will require public companies to recognize as compensation expense in their income statement the grant-date fair value of stock options, by their first fiscal year beginning after June 15, 2006. In addition, public companies must revalue their estimated compensation costs at each subsequent reporting period and may be required to recognize the additional compensation expense at these dates. This could result in significant compensation and benefits expense. When we record an expense for the grant of options using the fair value method as described in the new accounting rules, we will incur significant compensation and benefits expense, which will reduce our net income.

The implementation of the stock compensation plan may dilute your percentage ownership interest.

We intend to adopt a stock compensation plan following the conversion offering. This stock-based incentive plan will be funded through either open market purchases or from the issuance of authorized but unissued shares. After giving effect to the merger and adoption of the stock compensation plan, shareholders would experience a reduction in ownership interest totaling 9.1% in the event newly issued shares are used to fund stock options or awards of shares of common stock under the plan in an amount equal to 4% and 10%, respectively, of the shares issued in the conversion offering.

The valuation of our common stock in the conversion offering is not necessarily indicative of the future price of our common stock, and the price of our common stock may decline after this offering.

There can be no assurance that shares of our common stock will be able to be sold in the market at or above the $10.00 per share initial offering price in the future. The final aggregate purchase price of our common stock in the conversion offering will be based upon an independent appraisal. The appraisal is not intended, and should not be construed, as a recommendation of any kind as to the advisability of purchasing shares of common stock or accepting merger shares in the proposed merger with EHC. The valuation is based on estimates and projections of a number of matters, all of which are subject to change from time to time. See “The Offering – How the Price Per Share and the Offering Range Were Determined” for the factors considered by Feldman Financial in determining the appraisal.

The trading price of shares of our common stock may decline for reasons beyond our control.

The trading price of shares of our common stock may decline for many reasons, some of which are beyond our control, including among others:

•	quarterly variations in our results of operations;

•	changes in expectations as to our future results of operations, including financial estimates by securities analysts and investors;

•	announcements by third parties of claims against us;

•	changes in law and regulation;

•	results of operations that vary from those expected by securities analysts and investors; and

•	future sales of shares of our common stock.

In addition, the stock market in recent years has experienced substantial price and volume fluctuations that sometimes have been unrelated or disproportionate to the operating performance of companies. As a result, the trading price of shares of our common stock may be below the initial public offering price, and you may not be able to sell your shares at or above the price you pay to purchase them.

Recently, stock prices of companies in the insurance industry also have experienced substantial volatility as a result of the civil complaint filed by the Attorney General of the State of New York against one of the nation’s largest insurance producers. Contributing to this volatility have been subsequent press reports indicating that the Attorney General’s ongoing investigation of the insurance industry is expanding to include additional companies and practices and that other state attorneys general and insurance regulators are conducting their own investigations of the insurance industry. The recent volatility in insurance industry stocks may continue for the foreseeable future and may affect the price of our stock.

There is currently no public market for our common stock and no assurance that an active trading market for our common stock will develop. This illiquidity could have an adverse effect on the market price of our common stock.

Because we have never issued stock, there is no current trading market for our common stock. Consequently, we cannot assure you that an active and liquid trading market for our common stock will develop or that, if developed, will continue. An active and liquid trading market will depend on the existence and individual decisions of willing buyers and sellers at any given time, over which neither we nor any market maker will have any control. If an active trading market does not develop or is sporadic, this may hurt the market value of our common stock and make it difficult to buy or sell shares on short notice. We have applied to have our common stock listed for quotation on The Nasdaq National Market under the symbol “EIHI.”

If our insurance subsidiaries are not sufficiently profitable, our ability to pay dividends will be limited by regulatory restrictions.

We have no operations of our own other than holding the stock of our subsidiaries. We will depend primarily on dividends paid by our insurance company subsidiaries and proceeds from the offering retained by us to pay dividends to shareholders. We will receive dividends only after all of our subsidiaries’ obligations and regulatory requirements have been satisfied. If Educators and the insurance subsidiaries of EHC are not sufficiently profitable, our ability to pay dividends to you in the future will be limited.

Our domestic insurance subsidiaries’ ability to pay dividends to EHC is limited by the insurance laws and regulations of Pennsylvania. The maximum dividend that the domestic insurance entities may pay without prior approval from the Department is limited to the greater of 10% of statutory surplus or 100% of statutory net income for the most recently filed annual statement. The maximum amount of dividends that may be paid by EHC’s domestic insurance subsidiaries in 2005 without regulatory approval is $3.6 million. If Educators were a stock company the maximum amount of dividends that Educators would be able to pay in 2005 without regulatory approval is $5.6 million. Eastern Re must receive approval from the Cayman Islands Monetary Authority before it can pay any dividend to EHC.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements, which can be identified by the use of such words as “estimate,” “project,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect” and similar expressions. These forward-looking statements include:

•	statements of goals, intentions and expectations;

•	statements regarding prospects and business strategy; and

•	estimates of future costs, benefits and results.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the factors discussed under the heading “Risk Factors” that could affect the actual outcome of future events.

All of these factors are difficult to predict and many are beyond our control. These important factors include those discussed under “Risk Factors” and those listed below:

•	the ability to carry out our business plans, including specifically our ability to integrate the operations of EHC and Educators and cross-sell their respective product lines through the distribution system of the other party;

•	future economic conditions in the regional and national markets in which we compete that are less favorable than expected;

•	the effect of legislative, judicial, economic, demographic and regulatory events in the states in which we do business;

•	the ability to obtain licenses and enter new markets successfully and capitalize on growth opportunities either through mergers or the expansion of our producer network;

•	financial market conditions, including, but not limited to, changes in interest rates and the stock markets causing a reduction of investment income or investment gains, an acceleration of the amortization of deferred policy acquisition costs, reduction in the value of our investment portfolio or a reduction in the demand for our products;

•	the impact of acts of terrorism and acts of war;

•	the effects of terrorist related insurance legislation and laws;

•	changes in general economic conditions, including inflation, unemployment, interest rates and other factors;

•	the cost, availability and collectibility of reinsurance;

•	estimates and adequacy of loss reserves and trends in losses and loss adjustment expenses;

•	heightened competition, including specifically the intensification of price competition, increased underwriting capacity and the entry of new competitors and the development of new products by new and existing competitors;

•	the effects of mergers, acquisitions and dispositions;

•	changes in the coverage terms selected by insurance customers, including higher deductibles and lower limits;

•	changes in the underwriting criteria that we use resulting from competitive pressures;

•	our inability to obtain regulatory approval of, or to implement, premium rate increases;

•	the potential impact on our reported net income that could result from the adoption of future accounting standards issued by the Financial Accounting Standards Board or other standard-setting bodies;

•	our inability to carry out marketing and sales plans, including, among others, development of new products or changes to existing products and acceptance of the new or revised products in the market;

•	unanticipated changes in industry trends and ratings assigned by nationally recognized rating organizations;

•	adverse litigation or arbitration results; and

•	adverse changes in applicable laws, regulations or rules governing insurance holding companies and insurance companies, and tax or accounting matters including limitations on premium levels, increases in minimum capital and reserves, and other financial viability requirements, and changes that affect the cost of, or demand for our products.

Because forward-looking information is subject to various risks and uncertainties, actual results may differ materially from that expressed or implied by the forward-looking information. Therefore, we caution you not to place undue reliance on this forward-looking information, which speaks only as of the date of this prospectus.

All subsequent written and oral forward-looking information attributable to Eastern Holdings or any person acting on our behalf is expressly qualified in its entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to publicly release any revisions that may be made to any forward-looking statements to reflect events or circumstances occurring after the date of this prospectus.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. Eastern Holdings has no obligation to update or revise any forward-looking statements to reflect any changed assumptions, any unanticipated events or any changes in the future.

SELECTED CONSOLIDATED FINANCIAL

AND OTHER DATA OF EDUCATORS

The following table sets forth Educators’ selected consolidated financial and other data for the periods ended and as of the dates indicated. The income statement and balance sheet data for each of the years in the five year period ended December 31, 2004, are derived from Educators’ audited consolidated financial statements. Results for the six months ended June 30, 2005 may not be indicative of results for the year ending December 31, 2005. The consolidated income statement data for the six months ended June 30, 2005 and 2004 and the consolidated balance sheet data as of June 30, 2005 and 2004 are derived from the unaudited consolidated financial statements of Educators and its subsidiaries and include all adjustments (consisting only of normal recurring accruals) that we consider necessary for a fair presentation of such financial information for such periods.

This presentation does not purport to be complete. You should read the following information along with the information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Educators,” and the consolidated financial statements and related notes of Educators contained elsewhere in this prospectus.

	(Dollars in thousands)
	(Unaudited) At or for the Six Months Ended June 30,		At or for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Income Statement Data:
Direct premiums written	$20,749	$20,320	$40,790	$43,911	$98,139	$110,322	$121,326
Net premiums written	19,664	19,650	39,070	41,678	94,863	106,512	113,527
Net premiums earned	$19,660	$19,644	$39,057	$41,714	$94,875	$106,489	$112,847
Investment income, net of expenses	1,863	1,845	3,724	4,361	5,645	6,156	7,703
Net realized gain (loss) on investments	(87)	822	1,271	662	461	1,074	(2,349)
Other revenue	546	503	946	978	230	222	154

Total revenue	$21,982	$22,814	$44,998	$47,715	$101,211	$113,941	$118,355

Expenses:
Claims incurred	$14,889	$12,399	$25,932	$25,379	$75,899	$83,601	$87,825
General insurance expenses	3,959	4,211	7,975	9,453	13,131	14,860	17,529
Commissions and related expenses	2,332	2,426	4,636	4,696	7,892	8,438	9,040
Other expenses	1,732	1,773	3,660	6,041	7,580	8,632	4,547
Conversion/merger expenses (1)	499	—	—	—	—	—	—

Total expenses	$23,411	$20,809	$42,203	$45,569	$104,502	$115,531	$118,941

Income (loss) before income taxes and minority interest in income (loss) of subsidiary	$(1,429)	$2,005	$2,795	$2,146	$(3,291)	$(1,590)	$(586)
Income taxes (benefit)	(317)	685	1,012	709	(1,061)	(479)	(146)

Income (loss) before minority interest in income (loss) of subsidiary	$(1,112)	$1,320	$1,783	$1,437	$(2,230)	$(1,111)	$(440)
Minority interest in income (loss) of subsidiary	—	—	—	—	—	—	(205)

Net income (loss)	$(1,112)	$1,320	$1,783	$1,437	$(2,230)	$(1,111)	$(235)

Selected Balance Sheet Data (at period end):
Total investments and cash	$83,385	$82,706	$85,168		$85,252		$92,796		$98,703		$105,618
Total assets	111,874	111,753	111,689		113,854		123,520		132,789		152,158
Reserves for unpaid claims, claim adjustment expenses, and claims payable	44,834	44,405	43,400		46,026		55,139		61,279		72,305
Unearned premiums	103	93	98		88		122		135		5,666
Total liabilities	51,046	49,715	49,148		51,498		62,367		70,777		88,572
Minority interest in subsidiary	—	—	—		—		—		—		1,848
Total equity	60,828	62,037	62,541		62,355		61,154		62,012		61,738

GAAP Ratios:
Loss ratio (2)	75.7%	63.1%	66.4%		60.8%		80.0%		78.5%		77.8%
Expense ratio (3)	43.4%	42.8%	41.7%		48.4%		30.2%		30.0%		27.6%
Combined ratio (4)	119.1%	105.9%	108.1%		109.2%		110.2%		108.5%		105.4%

Statutory Data:
Statutory surplus	$54,475	$56,157	$56,359		$55,407		$53,054		$54,250		$56,944
Ratio of net premiums written to statutory surplus	—	—	.69	x	.75	x	1.79	x	1.96	x	1.99	x

(1)	Conversion/merger expenses are reported separately in Educators’ consolidated income from continuing operations before income taxes. Conversion/merger expenses consist primarily of the direct costs of engaging independent accountants, investment bankers, legal and other consultants to advise Educators on matters related to the conversion and the merger.

(2)	Calculated by dividing claims incurred by net premiums earned.

(3)	Calculated by dividing the sum of general insurance expenses, commissions and related expenses, other expenses and conversion/merger expenses by net premiums earned.

(4)	The sum of the loss ratio and the expense ratio.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA OF EHC

The following table sets forth EHC’s selected financial and other data for the periods ended and as of the dates indicated. The income statement and balance sheet data for each of the years in the four year period ended December 31, 2004, are derived from EHC’s audited consolidated financial statements. The income statement and balance sheet data for the year ended December 31, 2000, are derived from EHC’s unaudited consolidated financial statements. Results for the six months ended June 30, 2005 may not be indicative of results for the year ending December 31, 2005. The consolidated income statement data for the six months ended June 30, 2005 and 2004 and the consolidated balance sheet data as of June 30, 2005 and 2004 are derived from the unaudited consolidated financial statements of EHC and its subsidiaries and include all adjustments (consisting only of normal recurring accruals) that we consider necessary for a fair presentation of such financial information for such periods.

This presentation does not purport to be complete. You should read the following information along with the information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations of EHC,” and the consolidated financial statements and related notes of EHC contained elsewhere in this prospectus.

	(Dollars in thousands)
	At or for the Six Months Ended June 30,		At or for the Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Unaudited)						(Unaudited)
Income Statement Data:
Direct premiums written	$47,178	$40,773	$69,895	$57,989	$43,347	$27,421	$2,546
Reinsurance premiums assumed	8,036	6,558	13,263	11,471	8,431	6,709	5,615
Net premiums written	52,337	44,518	78,182	64,317	48,162	32,174	8,161
Net premiums earned	$42,046	$35,385	$75,507	$57,158	$40,523	$26,761	$6,846
Investment income, net of expenses	2,013	1,363	3,081	2,195	1,371	1,148	272
Net realized investment gains (losses)	220	735	711	885	(468)	(1,232)	2,788
Equity in earnings (losses) of limited partnerships	10	27	71	62	(182)	(50)	—
Other revenue	312	319	635	737	876	677	805

Total revenue	$44,601	$37,829	$80,005	$61,037	$42,120	$27,304	$10,711

Expenses:
Loss and loss adjustment expenses	$25,698	$23,735	$49,811	$42,336	$27,505	$15,246	$2,648
Amortization of deferred policy acquisition costs	3,125	3,143	4,919	3,795	2,254	1,290	552
Underwriting expenses	3,310	3,202	7,846	6,375	3,828	3,195	1,591
Other expenses	4,963	4,067	8,653	7,400	5,864	4,585	1,957
Policyholder dividend expense	91	137	174	169	362	585	—
Preferred shareholder dividend expense (1)	133	314	641	(81)	480	608	(101)
Merger related expenses (2)	648	—	—	—	—	—	—

Total expenses	$37,968	$34,598	$72,044	$59,994	$40,293	$25,509	$6,647

Income before income taxes and minority interest in income of subsidiary	6,633	3,231	7,961	1,043	1,827	1,795	4,064
Income tax expense (benefit)	1,767	459	1,529	(660)	304	486	—

Net income	$4,866	$2,772	$6,432	$1,703	$1,523	$1,309	$4,064

Selected Balance Sheet Data (at period end):
Total investments and cash	$136,369	$105,164	$121,101	$94,788	$63,705	$35,865	$18,240
Total assets	183,741	145,056	153,559	130,085	89,102	52,896	22,424
Reserves for losses and loss adjustment expenses	73,960	52,314	63,144	45,141	26,254	14,418	3,819
Unearned premiums	40,864	37,031	30,573	27,898	20,739	13,316	2,999

Total liabilities	137,237	108,056	111,871		94,724		55,509		37,410		7,597
Total shareholders’ equity	46,504	36,999	41,688		35,361		33,593		15,486		14,827

GAAP Ratios:
Loss and loss adjustment expense ratio (3)	61.1%	67.1%	66.0%		74.1%		67.9%		57.0%		38.7%
Underwriting expense ratio (4)	28.6%	29.4%	28.4%		30.7%		29.5%		33.9%		59.9%
Policyholder dividend ratio (5)	0.2%	0.4%	0.2%		0.3%		0.9%		2.2%		0.0%
Combined ratio (6)	89.9%	96.9%	94.6%		105.1%		98.3%		93.1%		98.6%
Return on average equity (7)	23.3%	15.1%	16.7%		4.9%		6.2%		8.6%		31.6%

Statutory Data: (8)
Statutory surplus	$32,494	$26,353	$29,076		$25,180		$24,314		$7,568		$—
Ratio of net premiums written to statutory surplus	—	—	1.34	x	1.41	x	1.13	x	2.69	x	—

(1)	The preferred shareholder dividend expense represents the change in accrual for the accumulated net earnings (losses) of the segregated portfolio cells for each period presented that is ultimately payable to the segregated portfolio cell preferred shareholders.

(2)	Merger related costs are reported separately in our consolidated income from continuing operations before income taxes. Merger related expenses consist primarily of the direct costs of engaging independent accountants, investment bankers, legal and other consultants to advise EHC on matters related to the merger.

(3)	Calculated by dividing loss and loss adjustment expenses by net premiums earned.

(4)	Calculated by dividing the sum of amortization of deferred policy acquisition costs, underwriting expenses, other expenses and merger related expenses by net premiums earned. Other underwriting expenses exclude expenses related to segregated portfolio cell preferred dividends for purposes of calculating the underwriting expense ratio.

(5)	Calculated by dividing policyholder dividend expense by net premiums earned.

(6)	The sum of the loss and loss adjustment expense ratio, underwriting expense ratio and policyholder dividend ratio.

(7)	Return on average shareholders’ equity is the ratio expressed as a percentage of net income to the average of the beginning of period and end of period total shareholders’ equity. The calculations for the six months ended June 30, 2005 and 2004 use annualized net income as the numerator. Annualized results are not necessarily indicative of EHC’s actual results for the full year.

(8)	Data is for Eastern Alliance and Allied Eastern only. As a Cayman Islands company, Eastern Re is not required to, and does not, report its financial position and results of operations on a statutory basis.

USE OF PROCEEDS

Although the actual net proceeds from the sale of our common stock cannot be determined until the conversion offering is complete, we currently anticipate that the proceeds from the sale of our common stock will be between $55.3 million, at the minimum, and $83.1 million, at the adjusted maximum, of the offering range.

We expect net proceeds from this offering to be between $51.5 million and $78.9 million, after payment of our offering expenses. See “Pro Forma Unaudited Financial Information-Additional Pro Forma Data” and “The Offering – How the Price Per Share and the Offering Range Were Determined” as to the assumptions used to arrive at such amounts. We expect to use the net proceeds from the offering as follows (in thousands):

	Minimum	Adjusted Maximum
Net Proceeds
Gross proceeds	$55,250	$83,056
Estimated offering expenses, including underwriting commissions (1)	3,758	4,196

Net proceeds before loan to ESOP	$51,492	$78,860

Use of Net Proceeds
Loan to ESOP	$5,525	$8,306
Cash consideration paid in merger	33,193	33,193
Repurchase of shares for stock compensation plan	2,210	2,990
General corporate purposes	10,564	34,371

Total	$51,492	$78,860

(1)	Assumes that 358,750 shares sold in the conversion offering are purchased by officers, employees and directors of Educators and EHC and members of their households, and that 10% of the shares are sold to the ESOP. See “The Offering – Marketing Arrangements” for a discussion of Keefe, Bruyette & Woods, Inc.’s compensation for this offering.

After the payment of our offering expenses, we will use the net proceeds received from the sale of our shares of common stock in the conversion offering to make a loan to our ESOP in an amount sufficient to permit the plan to buy up to 10% of the shares sold in the conversion offering.

We will use approximately $33.2 million of the net proceeds to pay the cash portion of the consideration in the merger. Assuming shareholder approval of a proposed stock compensation plan at least six months after the conversion offering is complete, we intend to use funds to purchase in the open market 4% of the shares of common stock sold in the conversion offering, which will be used to make restricted stock awards under the stock compensation plan. Depending on market conditions, shares purchased for use in the stock compensation plan may not be repurchased at $10.00 per share. In the event that the price of our common stock has increased, the cost of the shares purchased for use in the stock compensation plan will be greater. See “Management – New

Stock Benefit Plans”. Finally, we will retain any remaining proceeds for general corporate purposes, which likely will include contributing additional capital to the domestic insurance company subsidiaries of EHC to support expansion of their underwriting capacity.

Net proceeds may vary because total expenses of the conversion offering may be more or less than those estimated. The net proceeds also will vary if the number of shares to be issued in the conversion offering is adjusted to reflect a change in Educators’ estimated pro forma market value.

DIVIDENDS

After the conversion offering is complete, and subject to the provisions of the Department’s order approving the conversion and the merger and to statutory and regulatory requirements, our board of directors will have the authority to declare dividends on our common stock.

Although we will have the capacity to pay dividends after the conversion, no decision as to whether to pay dividends, or the timing or possible amount of dividend payments, if any, has been made. If we decide to distribute dividends, the rate of such dividends and the initial or continued payment thereof will depend upon a number of factors, including the amount of net proceeds retained by us in the conversion offering, investment opportunities available, capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. We are subject to the requirements of Pennsylvania law that generally limit the payment of dividends to amounts that will not have the effect of making a corporation unable to pay its debts as they become due in the ordinary course of business or if the corporation’s total assets would be less than its total liabilities plus the amount, if any, needed to satisfy any preferential rights that shareholders may have if the corporation were dissolved. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods.

Any dividends that we pay will depend, in large part, upon our receipt of dividends from Educators and the insurance company subsidiaries of EHC because we initially will have no source of income other than those dividends, earnings from the investment of the net proceeds from the sale of common stock that we retain, and interest payments on our loan to the ESOP. In addition, the ability of our domestic insurance subsidiaries to pay dividends is limited by the insurance laws and regulations of Pennsylvania. The maximum dividend that the domestic insurance entities may pay without prior approval from the Department is limited to the greater of 10% of statutory surplus or 100% of statutory net income for the most recently filed annual statement. The maximum amount of dividends that may be paid by EHC’s domestic insurance subsidiaries in 2005 without regulatory approval is $3.6 million. If Educators were a stock company the maximum amount of dividends that Educators would be able to pay in 2005 without regulatory approval is $5.6 million. Eastern Re must receive approval from the Cayman Islands Monetary Authority before it can pay any dividend to EHC. We cannot assure you that the Department will approve the declaration or payment of dividends by Educators or the domestic insurance subsidiaries of EHC to us.

MARKET FOR EASTERN HOLDINGS COMMON STOCK

Because this is our initial public offering, there is no market for Eastern Holdings common stock at this time. We have applied for the quotation of our common stock on The Nasdaq National Market under the symbol “EIHI.”

The development of an active and liquid trading market depends upon the existence of willing buyers and sellers, the presence of which is not within our control or the control of any market maker. You should not view our common stock as a short-term investment. Furthermore, there can be no assurance that you will be able to sell your shares at or above the $10.00 per share purchase price of the conversion offering. Keefe, Bruyette & Woods, Inc. intends to make a market in our common stock upon completion of the conversion and the merger and to assist us in encouraging additional market makers to establish and maintain a market for our common stock, but it is under no obligation to do so. We cannot assure you that other market makers will be obtained or that an active and liquid trading market for our common stock will develop or, if developed, will be maintained.

CAPITALIZATION

The following table presents the historical capitalization of Educators and EHC at June 30, 2005, and our pro forma consolidated capitalization after giving effect to the acquisition of EHC by Eastern Holdings and the conversion offering proceeds, based upon the sale of the number of shares shown below and the other assumptions set forth under “Unaudited Pro Forma Financial Information – Additional Pro Forma Data” (dollars in thousands).

Pro Forma Capitalization at June 30, 2005

	Educators Historical Capitalization	EHC Historical Capitalization	Combined Capitalization without Conversion Offering Proceeds	Pro Forma Eastern Holdings, Educators and EHC (1)
				Minimum	Midpoint	Maximum	Adjusted Maximum
Long term debt	$—	$8,007	$8,007	$8,007	$8,007	$8,007	$8,007

Shareholders’ equity: (2)
Series A preferred stock, par value $.01; authorized shares - 3,250; issued and outstanding - 2,868	—	—	—
Series B preferred stock, par value $.01; authorized shares - 4,750; issued and outstanding - 3,902	—	—	—
Common capital stock, par value $.01; authorized shares - 18,000; issued and outstanding - 4,410	—	—	—
Common stock, no par value per share; authorized shares – 20,000,000;	—	—	—
Additional paid in capital	$—	$28,469	$28,469	$84,499	$94,096	$103,692	$111,867
Retained earnings	58,964	17,649	76,613	59,097	59,097	59,097	59,097
Accumulated other comprehensive income, net of tax	1,864	386	2,250	1,864	1,864	1,864	1,864
Less: common stock to be acquired by ESOP (3)	—	—	—	(5,525)	(6,500)	(7,475)	(8,306)

Total shareholders’ equity	$60,828	$46,504	$107,332	$139,935	$148,557	$157,178	$164,522

(1)	No effect has been given to the issuance of additional shares of common stock pursuant to the proposed Eastern Holdings stock compensation plan. Eastern Holdings intends to adopt a stock compensation plan and to submit such plan to shareholders at a meeting of shareholders to be held at least six months following completion of the conversion and the merger. If the plan is approved by shareholders, an amount equal to 14% of the shares of common stock sold in the conversion offering will be reserved for future issuance under such plan and, of this amount, 4% will be reserved for future restricted stock awards and 10% will be reserved for future stock option grants. Your ownership percentage would decrease by approximately 3.8% if shares were issued from Eastern Holdings authorized but unissued shares upon the grant of all potential restricted stock awards, and if 6,500,000 shares were sold in the conversion. See “Pro Forma Unaudited Financial Information – Additional Pro Forma Data” and “Management – New Stock Benefit Plans – Stock Compensation Plan.”

(2)	Series A preferred stock, Series B preferred stock and common capital stock of EHC round to zero as the table presents the historical capitalization in thousands, and each series of stock has one cent par value per share.

(3)	Assumes that 10% of the common stock sold in the conversion offering will be purchased by the ESOP. The common stock acquired by the ESOP is reflected as a reduction in shareholders’ equity. Assumes the funds used to acquire the ESOP shares will be borrowed from Eastern Holdings. See Note 1 to the table set forth under “Pro Forma Unaudited Financial Information – Additional Pro Forma Data” and “Management – New Stock Benefit Plans – Employee Stock Ownership Plan.”

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following pro forma condensed consolidated balance sheet at June 30, 2005 gives effect to the conversion offering, implementation of the ESOP and the acquisition of EHC by Eastern Holdings, as if they had occurred as of June 30, 2005. The data is based on the assumption that 6,500,000 shares of common stock (the midpoint of the valuation range) are sold in the subscription offering and that 3,300,711 shares of common stock are issued to EHC shareholders as consideration in the merger.

The following pro forma condensed consolidated statements of income for the year ended December 31, 2004, and the six months ended June 30, 2005, present our consolidated operating results as if the conversion offering, implementation of the ESOP and the acquisition of EHC by Eastern Holdings were completed on January 1, 2004.

Under the plan of conversion, Educators will convert from a Pennsylvania-chartered mutual insurance company to a Pennsylvania-chartered stock insurance company. Educators will issue shares of its capital stock to Eastern Holdings in exchange for a portion of the net proceeds from the sale of common stock in this offering. The conversion will be accounted for as a simultaneous reorganization, recapitalization and share offering. The conversion will not change the historical accounting basis of Educators’ consolidated financial statements.

Completion of the conversion offering is contingent on the sale of a minimum of 5,525,000 shares of common stock in the conversion. If less than 5,525,000 shares of common stock are subscribed for in the subscription offering, the remaining shares, up to a maximum of 7,475,000 shares, will be offered in the community offering.

The pro forma information does not claim to represent what our consolidated financial position or results of operations would have been had the conversion occurred on the dates indicated. This information is not intended to project our consolidated financial position or results of operations for any future date or period. The pro forma adjustments are based on available information and certain assumptions that we believe are factually supportable and reasonable under the circumstances. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the accompanying notes, and the other financial information included elsewhere in this prospectus.

The pro forma adjustments and pro forma amounts are provided for informational purposes only. Our consolidated financial statements will reflect the effects of the conversion and the cash and stock consideration paid to EHC’s shareholders in the merger by Eastern Holdings only from the date they occur.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of June 30, 2005

(In thousands, except per share data)

	Educators Historical	Pro Forma Conversion Adjustments		EHC Historical	Pro Forma Adjustments		Eastern Holdings Pro Forma Consolidated
Assets
Cash and invested assets	$83,385	$54,589	(1)	$136,369	$(27,075	)(4)	$247,268
Premiums receivable	77	—		26,349	—		26,426
Deferred acquisition costs	—	—		8,152	(8,152	)(3)	—
Reinsurance recoverable on unpaid losses and LAE	24,448	—		5,764	—		30,212
Intangible assets	—	—		—	7,119	(4)	7,119
Goodwill, historical	—	—		779	(779	)(3)	—
Goodwill, EHC acquisition	—	—		—	7,046	(4)	7,046
Net deferred tax assets	1,113	—		2,629	(470	)(3)	3,272
Other assets	2,851	—		3,699	—		6,550

Total assets	$111,874	$54,589		$183,741	$(22,311)		$327,893

Liabilities
Reserves for unpaid losses and LAE	$44,834	—		$73,960	2,601	(3)	$121,395
Unearned premium reserves	103	—		40,864	(11,675	)(3)	29,292
Other liabilities	3,951	—		14,406	90	(3)	18,447
Pension and benefit liabilities	2,158	—		—	—		2,158
Junior subordinated debt	—	—		8,007	37	(3)	8,044

Total liabilities	$51,046	—		$137,237	$(8,947)		$179,336

Shareholders’ equity
Series A preferred stock	—	—		—	—		—
Series B preferred stock	—	—		—	—		—
Common capital stock	—	—		—	—		—
Common stock	—	—		—	—		—
Unearned compensation	—	(6,500	)(1)	—	—		(6,500)
Additional paid in capital	—	61,089	(1)	28,469	4,538	(2)	94,096
Retained earnings	58,964	—		17,649	(17,516	)(2)	59,097
Accumulated other income, net of deferred taxes	1,864	—		386	(386	)(2)	1,864

Total shareholders’ equity	$60,828	$54,589		$46,504	$(13,364)		$148,557

Total liabilities and shareholders’ equity	$111,874	$54,589		$183,741	$(22,311)		$327,893

Pro forma shareholders’ equity per share							$15.16	(4)
Pro forma tangible shareholders’ equity per share							$13.71	(4)

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED BALANCE SHEET

(1)	The unaudited pro forma condensed consolidated balance sheet, as prepared, gives effect to the sale of common stock at the midpoint of the estimated range of the pro forma market value of Educators as a subsidiary of Eastern Holdings, as determined by the independent valuation of Feldman Financial. The following table presents the estimated net proceeds at the minimum, midpoint, maximum, and adjusted maximum of the estimated valuation range plus the shares to be issued to the ESOP in the amount equal to 10% of the shares issuable in the conversion (dollars in thousands).

	Minimum	Midpoint	Maximum	Adjusted Maximum
Gross proceeds from the conversion	$55,250	$65,000	$74,750	$83,056
Less: common stock acquired by the ESOP	(5,525)	(6,500)	(7,475)	(8,306)
Less: offering expenses	(3,758)	(3,911)	(4,065)	(4,196)

Net proceeds from conversion	$45,967	$54,589	$63,210	$70,554

Total shares issued by Eastern Holdings as a result of conversion	5,525,000	6,500,000	7,475,000	8,305,556

(2)	Reflects the acquisition of EHC by Eastern Holdings as follows (dollars in thousands):

	Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Income
Issuance of 3,300,711 shares of Eastern Holdings common stock, no par value, to acquire EHC	$—	$33,007	$—	$—
Cancellation of EHC additional paid in capital	—	(28,469)	—	—
Purchase accounting adjustments (see (3) below)	—	—	133	—
Cancellation of EHC retained earnings	—	—	(17,649)	—
Cancellation of EHC accumulated other income	—	—	—	(386)

	$—	$4,538	$(17,516)	$(386)

(3)	In preparing pro forma financial statements for Eastern Holdings’ acquisition of EHC, an allocation of the purchase price was made to the estimated fair value of assets acquired and liabilities assumed. The allocation was based on the estimated fair values of balance sheet account items at the date of acquisition. The following table summarizes the adjustments resulting from this process (in thousands):

	Adjustments, Gross of Tax	Deferred tax Adjustments	Goodwill Adjustments	Net Equity Adjustments
Deferred acquisition costs	$(8,152)	$1,573	$—	$(6,579)
Reserve for loss and LAE	(2,601)	759	—	(1,842)
Unearned premiums	11,675	(2,814)	—	8,861
Goodwill	(779)	—	—	(779)
Other liabilities	(90)	—	587	497
Junior subordinated debentures	(37)	12	—	(25)

Total	$16	$(470)	$587	$133

(4)	The following tables reflect the merger with EHC as follows (dollars in thousands, except per share data):

Issuance of 3,300,711 shares of Eastern Holdings common stock, no par value, to acquire EHC	$33,007
Cash consideration to acquire EHC	33,193

Total consideration to acquire EHC	66,200
Acquisition expenses	587
Less: EHC adjusted shareholders’ equity	59,741

Estimated goodwill	$7,046

Historical shareholders’ equity	$46,504
Identifiable intangible assets	7,119
Exercise of EHC stock options	6,118

Adjusted EHC shareholders’ equity	$59,741

Cash consideration paid to acquire EHC shares	$(33,193)
Exercise of EHC stock options	6,118

Net cash used	$(27,075)

	Minimum	Midpoint	Maximum	Adjusted Maximum
Pro forma shareholders’ equity	$139,935	$148,557	$157,178	$164,522
Pro forma shareholders’ equity per share	$15.86	$15.16	$14.59	$14.18
Pro forma tangible shareholders’ equity per share	$14.25	$13.71	$13.27	$12.95

Total shares issued by Eastern Holdings as a result of conversion	5,525,000	6,500,000	7,475,000	8,305,556
Issuance of shares of Eastern Holdings common stock, no par value, to acquire EHC	3,300,711	3,300,711	3,300,711	3,300,711

Pro forma combined shares outstanding	8,825,711	9,800,711	10,775,711	11,606,267

The following table presents unaudited pro forma income statement information for the six months ended June 30, 2005, assuming the sale of 6,500,000 shares in the conversion offering at the midpoint of the offering range.

Unaudited Pro Forma Condensed Consolidated Income Statement

For the Six Months Ended June 30, 2005

(In thousands, except share and per share data)

	Educators Historical	EHC Historical	Pro Forma Adjustments		Eastern Holdings Pro Forma Consolidated (10)
Revenue:
Net premiums earned	$19,660	$42,046	$—		$61,706
Investment income, net of expenses	1,863	2,013	6	(2)	3,882
Net realized gains (losses)	(87)	230	—		143
Other revenue	546	312	—		858

Total revenue	21,982	44,601	6		66,589

Expenses:
Loss and LAE	14,889	25,698	(436	)(3)	40,151
Underwriting expenses	6,291	6,435	—		12,726
Policyholder dividend expense	—	91	—		91
Segregated portfolio cell preferred shareholder dividend expense	—	133	71	(5)	204
Amortization of intangible assets	—	—	808	(6)	808
Other expenses	2,231	5,611	325	(7)	8,167

Total expenses	23,411	37,968	768		62,147

Income (loss) before income taxes	(1,429)	6,633	(762)		4,442
Provision for income taxes			630	(9)
	(317)	1,767	40	(8)	2,120

Net income (loss)	$(1,112)	$4,866	$(1,432)		$2,322

Earnings per share data:
Net income per share of common stock					$0.25
Shares considered outstanding in calculating pro forma net income per share (11)					9,231,961

The following table presents pro forma income statement information for the year ended December 31, 2004, assuming the sale of 6,500,000 shares in the conversion offering at the midpoint of the offering range.

Unaudited Pro Forma Condensed Consolidated Income Statement

For the Year Ended December 31, 2004

(In thousands, except share and per share data)

	Educators Historical	EHC Historical	Pro Forma Adjustments		Eastern Holdings Pro Forma Consolidated (10)
Revenue:
Net premiums earned	$39,057	$75,507	$(8,929	)(1)	$105,635
Investment income, net of expenses	3,724	3,081	13	(2)	6,818
Net realized gains	1,271	782	—		2,053
Other revenue	946	635	—		1,581

Total revenue	44,998	80,005	(8,916)		116,087

Expenses:
Loss and LAE	25,932	49,811	(1,119	)(3)	74,624
Underwriting expenses	12,611	12,765	(5,906	)(4)	19,470
Policyholder dividend expense	—	174	—		174
Segregated portfolio cell preferred shareholder dividend expense	—	641	131	(5)	772
Amortization of intangible assets	—	—	1,995	(6)	1,995
Other expenses	3,660	8,653	650	(7)	12,963

Total expenses	42,203	72,044	(4,249)		109,998

Income (loss) before income taxes	2,795	7,961	(4,667)		6,089
			1,133	(9)
Provision for income taxes	1,012	1,529	(909	)(8)	2,765

Net income (loss)	$1,783	$6,432	$(4,891)		$3,324

Earnings per share data:
Net income per share of common stock					$0.36
Shares considered outstanding in calculating pro forma net income per share (11)					9,183,211

(1)	Net premiums earned were adjusted to reflect the reduction of unearned premiums on the unaudited pro forma condensed consolidated balance sheet as of June 30, 2005. EHC’s unearned premium reserves were risk adjusted and discounted by the risk free rate for the period that is equivalent to the duration of the reserves as required to adjust to fair value in purchase accounting. This resulted in a decrease to net premiums earned of $8.9 million for the year ended December 31, 2004.

NOTES TO UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(2)	Does not reflect any income from the investment of net proceeds available for investment and assumed to be received as of the beginning of each period in accordance with Article 11 of Regulation S-X. This income is not “factually supportable” as that term is used in the Securities and Exchange Commission’s rules and regulations. On a short-term basis, these proceeds will be invested primarily in U.S. government securities and other federal agency securities. Investment income, net of expenses, was adjusted to reflect the net amortization of the junior subordinated debt included in the pro forma unaudited condensed consolidated balance sheet as of June 30, 2005 as if the cost basis had been adjusted to the estimated fair market value at the beginning of each period. For purposes of this calculation, the estimated fair market value was amortized over the remaining period until the junior subordinated debt is callable at par, which is May 15, 2008.

(3)	Loss and LAE was adjusted to include the amortization of the fair value adjustment that was recorded on the unaudited pro forma condensed consolidated balance sheet as of June 30, 2005. The fair value of the reserves for losses and LAE was risk adjusted and discounted by the risk free rate for the period that is equivalent to the duration of the reserves. For the year ended December 31, 2004 and the six months ended June 30, 2005, loss and LAE was reduced by $1.1 million and $436,000, respectively, as a result of this adjustment.

(4)	Underwriting expenses were adjusted to exclude amortization of deferred acquisition costs written off on the unaudited pro forma condensed consolidated balance sheet as of June 30, 2005. For the year ended December 31, 2004, underwriting expenses were reduced by $5.9 million as a result of this adjustment.

(5)	Segregated portfolio cell preferred shareholder dividend expense was adjusted to reflect the net impact of all fair value equity adjustments to the segregated portfolio cell segment, which is ultimately a change in the amount of shareholders’ equity that is payable to the preferred shareholders of the segregated portfolio cells. For the year ended December 31, 2004 and the six months ended June 30, 2005, segregated portfolio cell preferred shareholder dividend expense was increased by $131,000 and $71,000, respectively, as a result of this adjustment.

(6)	Amortization of intangible assets was adjusted to include amortization of identifiable intangible assets that were recorded on the unaudited pro forma condensed consolidated balance sheet as of June 30, 2005. For the year ended December 31, 2004 and the six months ended June 30, 2005 amortization expense was recorded in the amount of $2.0 million and $808,000, respectively, as a result of this adjustment. A summary of intangible assets, including estimated useful lives, is as follows as of June 30, 2005:

		Estimated Useful Life
Agency relationships	$1,257	15
Renewal rights	4,931	15
Multi-year assumed reinsurance contract	931	2

	$7,119

(7)	General operating expenses include a pro forma adjustment to recognize compensation expense under the ESOP for shares of common stock committed to be released to participants as the principal and interest of the $6,500,000 loan from Eastern Holdings to the ESOP is repaid. The pro forma adjustment reflects the amounts repaid on the ESOP loan based on 10 equal annual installments.

(8)	Adjustments to reflect the federal income tax effects of (1) – (7) above.

(9)	Adjustments to reflect change in tax status of Eastern Re, an Eastern Holdings subsidiary.

(10)	The unaudited pro forma condensed combined statements of income, as prepared, give effect to the sale of common stock at the midpoint of the estimated range of the pro forma market value of Educators as a subsidiary of Eastern Holdings, as determined by the independent valuation of Feldman Financial. The unaudited pro forma condensed combined financial statements also give effect to the shares issued to EHC shareholders in the merger. The following table provides a comparison between the sale of common stock at the minimum, midpoint, maximum and adjusted maximum of the estimated valuation range plus the shares to be issued to the ESOP in an amount equal to 10% of the shares issuable in the conversion (in thousands, except share and per share data).

	June 30, 2005				December 31, 2004
	5,525,000 Shares	6,500,000 Shares	7,475,000 Shares	8,305,556 Shares	5,525,000 Shares	6,500,000 Shares	7,475,000 Shares	8,305,556 Shares
Net income	$2,355	$2,322	$2,291	$2,263	$3,388	$3,324	$3,260	$3,205
Net income per share of common stock	$0.28	$0.25	$0.23	$0.21	$0.41	$0.36	$0.32	$0.30
Shares considered outstanding in calculating pro forma net income per share	8,342,274	9,231,961	10,121,649	10,879,530	8,300,836	9,183,211	10,065,586	10,817,238

(11)	It is assumed that 10% of the shares issuable in the conversion offering will be purchased by Eastern Holdings’ ESOP. For purposes of this table, the funds used to acquire such shares are assumed to have been borrowed by the ESOP from Eastern Holdings. The amount to be borrowed is reflected as a reduction to shareholders’ equity. Annual contributions are expected to be made to the ESOP in an amount at least equal to the principal and interest requirement of the debt. Eastern Holdings’ total annual payment of the ESOP debt is based upon 10 equal annual installments of principal and interest. The pro forma net earnings assumes: (i) that the contribution to the ESOP is equivalent to the debt service requirement for the six months ended June 30, 2005 and the year ended December 31, 2004, at an average fair value of $10.00; (ii) that 27,625, 32,500, 37,375 and 41,528 and 55,250, 65,000, 74,750 and 83,056 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, were committed to be released at the end of the six months ended June 30, 2005 and at the end of the year ended December 31, 2004, respectively, at an average fair value of $10.00 per share in accordance with SOP 93-6; and (iii) for purposes of calculating the net income per share, the weighted average of the ESOP shares which have not been committed for release, equal to 483,437, 568,750, 654,062 and 726,736 and 524,875, 617,500, 710,125 and 789,028 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range during the six months ended June 30, 2005 and the year ended December 31, 2004, respectively, were subtracted from total shares outstanding of 8,825,711, 9,800,711, 10,775,711 and 11,606,266 at the minimum, midpoint, maximum and adjusted maximum of the offering range on such dates.

Additional Pro Forma Data

The actual net proceeds from the sale of Eastern Holdings common stock in the conversion offering cannot be determined until the conversion is completed. However, the conversion offering net proceeds are currently estimated to be between $51.5 million and $78.9 million, based upon the following assumptions:

•	The ESOP will purchase 10.0% of the shares of common stock sold in the conversion offering with a loan from Eastern Holdings;

•	Expenses of the offering, other than the fees to be paid to Keefe, Bruyette & Woods, Inc., direct or incremental costs of Educators’ conversion and direct expenses paid or to be paid by EHC with respect to the acquisition of EHC by Eastern Holdings are estimated to be $3.0 million. Keefe, Bruyette & Woods, Inc. will receive fees equal to approximately 1.5% of the aggregate purchase price of the shares of stock sold in the conversion offering, excluding any shares purchased by any employee benefit plans, and any of Educators’ or EHC’s directors, officers or employees or members of their households; and

•	358,750 shares of common stock will be purchased by Educators’ and EHC’s executive officers and directors, and members of their households.

Eastern Holdings has prepared the following tables, which set forth Educators’ historical consolidated net income and retained earnings prior to the conversion and the acquisition of EHC by Eastern Holdings and Eastern Holdings’ pro forma consolidated net income and shareholders’ equity following the conversion and the acquisition of EHC by Eastern Holdings. In preparing these tables and in calculating pro forma data, the following assumptions have been made:

•	Pro forma earnings have been calculated assuming the stock had been sold at the beginning of the periods;

•	Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of stock, as adjusted to give effect to the purchase of shares by the ESOP; and

•	Pro forma shareholders’ equity amounts have been calculated as if Eastern Holdings common stock had been sold in the conversion offering on June 30, 2005, and, accordingly, no effect has been given to the assumed earnings effect of the net proceeds from the conversion offering.

The following pro forma information may not be representative of the financial effects of the conversion at the date on which the conversion and the merger actually occur and should not be taken as indicative of future results of operations. Pro forma shareholders’ equity represents the difference between the stated amount of Eastern Holdings’ assets and liabilities computed in accordance with generally accepted accounting principles. Shareholders’ equity does not give effect to intangible assets in the event of a liquidation. The pro forma shareholders’ equity is not intended to represent the fair market value of our common stock and may be different than amounts that would be available for distribution to shareholders in the event of liquidation.

The tables on the following pages summarize historical consolidated data of Educators and EHC, and Eastern Holdings’ pro forma data at or for the dates and periods indicated based on the assumptions set forth above and in the table and should not be used as a basis for projection of the market value of our common stock following the conversion and the merger.

At or For the Six Months Ended June 30, 2005
(dollars in thousands)
5,525,000 shares sold at $10.00 per share (Minimum of range)	6,500,000 shares sold at $10.00 per share (Midpoint of range)	7,475,000 shares sold at $10.00 per share (Maximum of range)	8,305,556 shares sold at $10.00 per share (Adjusted Maximum of range)
Pro forma conversion offering proceeds
Gross proceeds of public offering	$55,250	$65,000	$74,750	$83,056
Less estimated offering expenses and underwriting commissions	(3,758)	(3,911)	(4,065)	(4,196)

Estimated net conversion proceeds	51,492	61,089	70,685	78,860
Less ESOP shares (1)	(5,525)	(6,500)	(7,475)	(8,306)

Estimated net conversion proceeds after ESOP shares	$45,967	$54,589	$63,210	$70,554

Pro forma shareholders’ equity
Historical equity of Educators	$60,828	$60,828	$60,828	$60,828
Pro forma conversion proceeds after ESOP shares	45,967	54,589	63,210	70,554

Pro forma equity before merger with EHC	106,795	115,417	124,038	131,382
Total consideration paid to EHC shareholders	66,200	66,200	66,200	66,200
Other pro forma adjustments (2)	133	133	133	133
Less cash consideration paid to EHC shareholders	(33,193)	(33,193)	(33,193)	(33,193)

Pro forma shareholders’ equity (3)	$139,935	$148,557	$157,178	$164,522

Pro forma outstanding shares
Total shares offered in conversion	5,525,000	6,500,000	7,475,000	8,305,556
Total shares issued to EHC in merger	3,300,711	3,300,711	3,300,711	3,300,711

Pro forma outstanding shares (4)	8,825,711	9,800,711	10,775,711	11,606,266

Pro forma book value per share	$15.86	$15.16	$14.59	$14.18

Pro forma tangible book value per share	$14.25	$13.71	$13.27	$12.95

Pro forma price to book value	63.1%	66.0%	68.6%	70.5%

Pro forma net income:
Historical combined net income	$3,754	$3,754	$3,754	$3,754
ESOP	(182)	(215)	(246)	(274)
Other pro forma adjustments (5)	(1,217)	(1,217)	(1,217)	(1,217)

Pro forma net income	$2,355	$2,322	$2,291	$2,263

Weighted average shares outstanding (4)	8,342,274	9,231,961	10,121,649	10,879,530

Pro forma net income per share (6)	$0.28	$0.25	$0.23	$0.21

Pro forma price to net income per share (6)	17.7	x	19.9	x	22.1	x	24.0	x

	For the Year Ended December 31, 2004
	(dollars in thousands)
	5,525,000 shares sold at $10.00 per share (Minimum of range)		6,500,000 shares sold at $10.00 per share (Midpoint of range)		7,475,000 shares sold at $10.00 per share (Maximum of range)		8,305,556 shares sold at $10.00 per share (Adjusted Maximum of range)
Pro forma net income:
Historical combined	$8,215		$8,215		$8,215		$8,215
ESOP	(365)		(429)		(493)		(548)
Other pro forma adjustments (5)	(4,462)		(4,462)		(4,462)		(4,462)

Pro forma net income	$3,388		$3,324		$3,260		$3,205

Weighted average shares outstanding (4)	8,300,836		9,183,211		10,065,586		10,817,239

Pro forma net income per share (6)	$0.41		$0.36		$0.32		$0.30

Pro forma price to net income per share (6)	24.5	x	27.6	x	30.9	x	33.8	x

(1)	It is assumed that 10% of the aggregate shares sold in the conversion offering will be purchased by the ESOP. The funds used to acquire such shares are assumed to have been borrowed by the ESOP from Eastern Holdings. The amount to be borrowed is reflected as a reduction to shareholders’ equity. Annual contributions are expected to be made to the ESOP in an amount at least equal to the principal and interest requirement of the debt. The pro forma net income assumes: (i) that the contribution to the ESOP is equivalent to the debt service requirements for the six months ended June 30, 2005 and the year ended December 31, 2004, at an average fair value of $10.00 per share; and (ii) only the ESOP shares committed to be released were considered outstanding for purposes of the net income per share calculations.

(2)	Other pro forma adjustments of $133,000, net of tax, represent net fair value adjustments recorded by EHC to its balance sheet as a result of the acquisition of EHC by Eastern Holdings.

(3)	No effect has been given to the issuance of additional shares in connection with the grant of options or restricted stock awards under the stock compensation plan that Eastern Holdings expects to adopt following the conversion offering. Under the stock compensation plan, an amount equal to the aggregate of 10% of the common stock sold in the conversion offering, or 552,500, 650,000 and 747,500 shares at the minimum, midpoint, and maximum of the estimated offering range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the stock compensation plan. Also under the stock compensation plan an amount equal to the aggregate of 4% of the shares of common stock sold in the conversion offering, or 221,000, 260,000, and 299,000 shares of common stock at the minimum, midpoint, and maximum of the estimated offering range, respectively, will be purchased either through open market purchases or directly from Eastern Holdings. Eastern Holdings expects to adopt this plan and seek shareholder approval of the plan six months after completion of the conversion and the merger. The issuance of authorized but unissued shares of Eastern Holdings common stock for the purpose of making restricted stock awards under the stock compensation plan instead of open market purchases would dilute the voting interests of existing shareholders by approximately 3.8% at the midpoint of the offering range.

(4)	It is assumed that 10% of the shares issuable in the conversion offering will be purchased by Eastern Holdings’ ESOP. For purposes of this table, the funds used to acquire such shares are assumed to have been borrowed by the ESOP from Eastern Holdings. The amount to be borrowed is reflected as a reduction to shareholders’ equity. Annual contributions are expected to be made to the ESOP in an amount at least equal to the principal and interest requirement of the debt. Eastern Holdings’ total annual payment of the ESOP debt is based upon 10 equal annual installments of principal and interest. The pro forma net earnings assumes: (i) that the contribution to the ESOP is equivalent to the debt service requirement for the six months ended June 30, 2005 and the year ended December 31, 2004, at an average fair value of $10.00; (ii) that 27,625, 32,500, 37,375 and 41,528 and 55,250, 65,000, 74,750 and 83,056 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively, were committed to be released at the end of the six months ended June 30, 2005 and at the end of the year ended December 31, 2004, respectively, at an average fair value of $10.00 per share in accordance with SOP 93-6; and (iii) for purposes of calculating the net income per share, the weighted average of the ESOP shares which have not been committed for release, equal to 483,437, 568,750, 654,062 and 726,736 and 524,875, 617,500, 710,125 and 789,028 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range during the six months ended June 30, 2005 and the year ended December 31, 2004, respectively, were subtracted from total shares outstanding of 8,825,711, 9,800,711, 10,775,711 and 11,606,266 at the minimum, midpoint, maximum and adjusted maximum of the offering range on such dates.

(5)	Other pro forma adjustments of $1.2 million and $4.5 million for the six months ended June 30, 2005, and the year ended December 31, 2004, respectively, represent the income statement impact of fair value adjustments recorded by EHC to its balance sheet as a result of the acquisition of EHC by Eastern Holdings.

(6)	Based on pro forma net income for the six months ended June 30, 2005, or the year ended December 31, 2004, as applicable. The calculation for the six months ended June 30, 2005 uses annualized pro forma net income per share as the denominator.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF EDUCATORS

The following discussion and analysis of Educators’ financial condition and results of operations should be read in conjunction with the consolidated financial statements of Educators and accompanying notes thereto included elsewhere in this prospectus. Some of the information contained in this discussion and analysis, or set forth elsewhere in this prospectus, constitutes forward-looking statements that involve risks and uncertainties. Please see “Forward-Looking Statements” and “Risk Factors” for more information. You should review “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, the forward-looking statements contained herein.

Overview

Educators is a provider of group benefits insurance products, including dental, short and long-term disability and term life. Educators generates revenue, net income and cash flow primarily from premiums generated by its group benefits business, investment income, and sales and marketing fees generated by its general agency operations. Educators’ financial results are impacted by a number of factors, including, but not limited to, price competition in the group benefits industry, changes in claim frequency and severity, and prevailing interest rates.

Educators currently manages its operations through two business segments: a group benefits segment and a general agency segment. Educators reports certain corporate investments and operating expenses in a separate corporate segment. A fourth business segment, group medical insurance, was placed into run-off in 2002. The run-off was substantially complete as of December 31, 2004, with only $245,000 in outstanding claim reserves related to disputed claim issues remaining.

Educators’ financial results over the past three years have been adversely affected by the exit from its group medical business, an increasing loss ratio on its group benefits business and challenges encountered in increasing revenues in its group benefits business. Educators’ exit from the group medical business resulted in a significant decline in net premiums earned, leaving existing operating expenses to be covered by a significantly smaller premium base from the group benefits business. As a result of these and other difficulties, Educators reported a consolidated net loss of $1.1 million for the six months ended June 30, 2005, consolidated net income of $1.8 million and $1.4 million for the years ended December 31, 2004 and 2003, respectively, and a consolidated net loss of $2.2 million for the year ended December 31, 2002. You should read this section in its entirety, along with the consolidated financial statements included in this document, for a more detailed assessment of Educators’ financial results since 2002.

Historically, through its wholly owned subsidiary, IBSi, Educators provided insurance agency and marketing services to group benefits and medical insurance carriers. On September 28, 2005, Educators signed a letter of intent to sell IBSi to two IBSi employees and an outside investor. After the sale of IBSi, its results will no longer be included in Educators’ consolidated financial statements. You should read “Business of Educators – General Agency Segment (IBSi)” for a more detailed description of the sale of IBSi.

Revenues

Educators derives its revenue primarily from net premiums earned, net investment income, net realized investment gains, and sales and marketing fee income.

Net premiums earned. Net premiums earned represent the earned portion of net premiums written. Net premiums written is the difference between direct premiums written (as described in the following paragraph) and premiums ceded to reinsurers. Educators does not assume premiums from other insurance companies.

Direct premiums written represent all premiums billed on policies underwritten by Educators during a specified policy period. The majority of Educators’ insurance policies are billed on a monthly basis with premiums being earned in the month in which coverage is provided. At the end of each accounting period, the portion of the premiums that are not yet earned are included in unearned premiums and are recognized as revenue in subsequent periods over the remaining term of the policy. For example, a monthly premium with a due date of January 15 would result in approximately 50% of the premiums being earned in January and 50% being earned in February.

Educators’ net premiums earned are generated from insurance policies sold to employer groups for dental, short and long-term disability and term life products. Educators cedes a portion of its direct premiums written on term life and long-term disability products to reinsurers.

Net investment income and net realized investment gains and losses. Educators invests its surplus and the funds supporting its insurance liabilities in cash, cash equivalents, fixed income securities, and certain other investment instruments. Net investment income includes interest earned on invested assets less expenses related to investing activities. Realized gains and losses on invested assets are reported separately from net investment income. Educators recognizes realized gains when invested assets are sold for an amount greater than their cost or amortized cost (in the case of fixed income securities), and Educators recognizes realized losses when invested assets are sold for an amount less than their cost or amortized cost or are written down as a result of an “other than temporary” impairment.

Sales and marketing fee income. Prior to the sale of IBSi, Educators earned sales and marketing fee income on insurance policies sold through IBSi’s network of independent producers. Sales and marketing fee income is based on a negotiated percentage with each insurance carrier with which IBSi has contracted and is generally recognized as revenue in the period in which the policy becomes effective. Sales and marketing fee income may also include bonus revenue paid by certain carriers if IBSi meets agreed-upon production levels. Bonus revenue is recognized in the period in which the agreed-upon production levels are met.

Expenses

Educators typically incurs the following categories of expenses:

Claims incurred. Claims incurred are the largest expense item in Educators’ consolidated financial statements and include claim payments made, estimates of future claim payments, adjustments in such estimates made in prior periods, and costs associated with investigating, defending, and adjusting claims.

General insurance expenses. These expenses are the internal operating expenses of Educators relating to such functions as underwriting, claims processing, billing, policyholder maintenance, accounting, actuarial, and other expenses incurred in conducting Educators’ business.

Commissions and related expenses. Educators pays commissions to producers for the premiums that they produce. Commission rates vary by line of business and are scaled based on the level of premiums sold. In addition, Educators may pay a sales and marketing fee to general agents serving as intermediaries between Educators and individual producers. Sales and marketing fee payments typically represent a percentage of the premium paid to Educators.

Premium taxes and related fees. Educators pays state and local taxes based on a percentage of premiums it writes in each state or jurisdiction, as well as certain other fees for licenses and other administrative assessments. These expenses are included in general insurance expenses.

Other expenses. Other expenses represent internal operating expenses of IBSi (prior to the sale) and expenses incurred by Educators that are deemed corporate in nature and, accordingly, are allocated to the corporate segment.

Income tax expense. Educators and IBSi are subject to federal income taxes. Prior to the sale of IBSi, Educators filed a consolidated federal income tax return with IBSi. Income tax expense includes an amount for both current and deferred income taxes. Current income tax expense includes an amount for Educators’ current year federal income tax liability and any adjustments related to differences between the prior year federal income tax estimate and the actual income tax expense reported in the tax return. Deferred tax expense represents the change in Educators’ net deferred tax asset, exclusive of the tax effect related to changes in the unrealized gains in Educators’ investment portfolio.

Key Financial Measures

Educators evaluates its insurance operations by monitoring certain key measures of growth and profitability. Educators measures growth by monitoring changes in direct and net premiums written. Changes in direct premiums written are evaluated by monitoring changes in product mix, covered lives and policy lapse rates. Educators measures underwriting profitability by monitoring changes in the loss, expense and combined ratios. On a segmental basis, operating results are measured by monitoring net income or loss.

Loss Ratio. The loss ratio is the ratio (expressed as a percentage) of claims incurred in a given calendar year to the net premiums earned during such period. The calendar year loss ratio may be impacted, positively or negatively, by adjustments in prior period estimates of the outstanding claim reserve. A decrease in the prior period estimate of the outstanding claim reserve will lower the calendar year loss ratio, while an increase will result in a higher calendar year loss ratio.

Expense Ratio. The expense ratio is the ratio (expressed as a percentage) of general insurance expenses, commissions and related expenses, other expenses and conversion/merger expenses incurred to net premiums earned. The expense ratio measures Educators’ efficiency in producing, underwriting, and administering its insurance business.

Combined Ratio. The combined ratio is the sum of the loss ratio and the expense ratio and measures Educators’ overall underwriting profitability. If the combined ratio is below 100%, Educators recognizes an underwriting profit. If the combined ratio is at or above 100%, Educators recognizes an underwriting loss. If Educators’ combined ratio equals or exceeds 100%, it has not generated underwriting income. Net investment income may or may not be sufficient to generate net income in periods during which an underwriting loss is incurred.

Critical Accounting Policies and Estimates

Educators’ consolidated financial statements contain certain valuations that are inherently subjective in nature and which require Educators’ management to make assumptions and use best estimates to determine the reported values. If factors such as those described in the “Risk Factors” section of this prospectus cause actual events or results to differ materially from management’s underlying assumptions or estimates, there could be a material adverse effect on Educators’ results of operations, financial condition and liquidity. You should read Note 2 to the consolidated financial statements presented in this prospectus for more information on key accounting policies that affect Educators.

Educators’ management has discussed the development and selection of its critical accounting estimates with the audit committee of Educators’ board of directors, and the audit committee has reviewed the related disclosure presented below.

Educators’ management believes that the following critical accounting policies affect significant estimates used in the preparation of Educators’ consolidated financial statements:

Unpaid Claims and Claim Adjustment Expenses

The reserve for unpaid claims and claim adjustment expenses consists of reported but unpaid claims related to Educators’ long-term and short-term disability and term life products, as well as an estimate of incurred but not reported (IBNR) claims.

The reserve for reported claims on Educators’ long-term disability product is calculated using the tabular reserve method. Under the tabular reserve method, the reserve for each reported claim is calculated using a standard valuation table. Due to the long-term nature of long-term disability reserves, management discounts the liability using an interest rate that reflects Educators’ estimate of its investment return that will be earned over the expected life of the claim. In establishing the discount rate, Educators’ management evaluates the current interest rate environment at the end of each year and, if necessary, adjusts the interest rate for the following year based on the expected rate of return on new investments. The discount rates for claims incurred in 2004, 2003, and 2002 were 3.09%, 4.25%, and 4.60%, respectively. The trend of lower discount rates reflects the declining interest rate environment during those periods. A lower discount rate results in a higher claim reserve and an increase in claims incurred, whereas a higher discount rate results in a lower claim reserve and a decrease in claims incurred. For IBNR claims, Educators’ management estimates the reserve based on historical patterns of claims incurred as a percentage of in-force premium as of the balance sheet date.

Short-term disability reserves are estimated using statistical claim development models, taking into consideration historical claim severity and frequency patterns and changes in benefit structures that may impact the amount at which claims are ultimately settled. For the most recent incurral months, which usually consist of the last three months, the reserve is estimated by applying a loss ratio to current in-force or net premiums earned. The loss ratio selected takes into consideration recent claim trends in the respective product lines.

Term life reserves consist of reported but unpaid and IBNR claims on Educators’ term life product, as well as a life premium waiver reserve. Reported but unpaid life claims represent those claims reported to Educators as of the balance sheet date for which payment has not yet been made. Term life IBNR claims are estimated based on historical patterns of claims incurred as a percent of in-force premium as of the balance sheet date.

Life premium waiver reserves represent the present value of future premium payments under those term life policies for which the premiums have been waived due to the insured’s disability. Life premium waiver reserves are calculated using the tabular reserve method. Educators’ management relies on the use of standard industry valuation tables to calculate life premium waiver reserves. Due to the long-term nature of premium waiver reserves, the reserve is discounted using a rate of 3%, which is built into the standard valuation table.

Claims Payable

The reserve for claims payable consists of an estimate of reported but unpaid dental and medical claims and IBNR claims. The reserve for claims payable is estimated using statistical claim development models, taking into consideration historical claim severity and frequency patterns and changes in benefit structures that may impact the amount at which claims are ultimately settled. For the most recent incurral months, which usually consist of the last three months, the reserve is estimated by applying a loss ratio to current in-force or net premiums earned. The reserve for claims payable includes an estimate of administrative costs to process unreported claims.

“Other Than Temporary” Investment Impairments

Educators classifies its fixed income investment portfolio as “available for sale.” Investments classified as available for sale are recorded in Educators’ consolidated balance sheet at estimated fair value, with changes in fair value included in accumulated other comprehensive income, net of tax. Educators’ management regularly performs various analytical procedures with respect to its investments, including a review for investments that may be “other than temporarily” impaired. Upon identification of investments that may be impaired, Educators performs a detailed review of those investments meeting predefined thresholds.

The factors Educators considers in determining whether the cost basis of an investment should be written down to its estimated fair value, include, among others, whether:

•	a decline in value has persisted for 12 continuous months;

•	the value has been 20% or more below cost for six continuous months or more;

•	there are significant declines in value for shorter periods of time; and

•	a decline in value is other than temporary.

In reaching the conclusion that a decline in value is other than temporary, Educators’ management considers, among other things, whether (i) the issuer is in financial distress, (ii) the investment is secured, (iii) a significant credit rating action has occurred, (iv) scheduled interest payments were delayed or missed, and (v) changes in laws or regulations have affected the issuer in particular or the issuer’s industry as a whole.

Educators includes the amount of any impairment write-down in its results of operations as a realized loss in the period in which the impairment arose. For the years ended December 31, 2003, and 2002, Educators recorded pre-tax charges for other than temporary impairments totaling $426,000 and $1.0 million, respectively. There were no impairment charges recorded for the year ended December 31, 2004 or the six months ended June 30, 2005.

Benefit Plan Liabilities

Educators sponsors a defined benefit pension plan and a defined benefit post-retirement life and health plan (collectively referred to as the benefit plans) for its eligible employees. The estimated liability related to the benefit plans is determined by Educators’ external consulting actuaries using assumptions selected by management. The assumptions used in estimating the liability include the discount rate, expected rate of return on underlying plan assets, expected future salary increases, and the expected healthcare cost trend. Educators’ management evaluates these assumptions on an annual basis, and adjusts them, if necessary, based on current and historical trends in interest rates, investment returns, salary levels, and healthcare costs. Management’s assumptions for the measurement of the benefit plan liabilities at December 31, 2004 and 2003 were as follows:

	Pension Plan		Postretirement Plan
	2004	2003	2004	2003
Discount rate	5.75%	6.00%	5.75%	6.00%
Expected rate of return on assets	6.50%	6.50%	N/A	N/A
Future salary increases	4.50%	5.00%	4.50%	5.00%
Healthcare cost trend rate	N/A	N/A	10.00 – 11.00%	7.00 – 8.00%

Deferred Income Taxes

Educators records deferred income taxes for the difference between the tax basis and book basis of assets and liabilities. Management evaluates the recoverability of the net deferred tax asset based on Educators’ historical trend of generating taxable income or losses, as well as expectations of future taxable income or loss. As of June 30, 2005, Educators recorded a net deferred tax asset of $1.1 million, which includes a gross deferred tax asset related to alternative minimum tax credits totaling $586,000. Alternative minimum tax credits do not expire under current Internal Revenue Service rules and can be used to offset future ordinary taxable income. Management believes that its net deferred tax asset as of June 30, 2005 is fully realizable.

Reinsurance Recoverables

Educators records amounts recoverable from reinsurers on both paid and unpaid claims. The recoverables are estimated in a manner consistent with the claim reserves associated with the reinsured policy. Reinsurance recoverables on unpaid claim reserves are reported as assets on the consolidated balance sheet, rather than being netted against the related claim reserves because the reinsurance does not relieve Educators of its legal liability to its policyholders. Reinsurance recoverables are subject to credit risk associated with the particular reinsurer. In addition, the same uncertainties associated with estimating claim reserves affect the estimates for reinsurance recoverables on unpaid claims. Educators evaluates the financial condition of its reinsurers on a regular basis. As of June 30, 2005, all of Educators’ reinsurers were rated “A-” (Excellent) or better by A.M. Best.

Consolidated Results of Operations

Overview

Educators’ financial results over the past three years have been adversely affected by the exit from its group medical business, an increasing loss ratio on its group benefits business and challenges encountered in increasing revenues in its group benefits business.

As a result of the foregoing, Educators reported a consolidated net loss of $1.1 million for the six months ended June 30, 2005, consolidated net income of $1.8 million and $1.4 million for the years ended December 31, 2004 and 2003, respectively, and a consolidated net loss of $2.2 million for the year ended December 31, 2002. The net loss for the six months ended June 30, 2005 was primarily attributable to an increase in the loss ratio in the group benefits segment, from 71.1% for the year ended December 31, 2004 to 75.7% for the six months ended June 30, 2005, and transaction-related expenses totaling $499,000. The 2004 and 2003 net income was primarily attributable to reserve releases related to the group medical business of $1.6 million and $5.0 million, respectively. Excluding the effects of the reserve releases, Educators would have reported net income of $727,000 in 2004 and a net loss of $1.9 million in 2003.

Educators’ exit from the group medical business resulted in a significant decline in net premiums earned, leaving existing operating expenses to be covered by a significantly smaller premium base in the group benefits business. As a result, Educators has sought to reduce operating expenses to a level commensurate with its significantly reduced revenue base. Net premiums earned decreased 58.8% from 2002 to 2004, from $94.9 million to $39.1 million. General insurance expenses decreased 39.3% from 2002 to 2004, from $13.1 million to $8.0 million. Although Educators has reduced recurring operating expenses over the past three years, primarily through staff reductions, premium growth in the group benefits business has not been sufficient to cover fully existing expenses.

The exit from the group medical business also resulted in a decrease in net investment income of $1.9 million from 2002 to 2004. The decrease in net investment income was primarily attributable to a lower average investment balance, lower investment yields as higher cash balances were maintained to fund the run-off of claim payments, and the impact of the decreasing interest rate environment on the fixed income portfolio.

Educators’ transition from a group medical insurer to a group benefits insurer presented a significant challenge with respect to the replacement of the premium volume generated by the group medical business. The premium per unit for group benefits products is much lower than that of group medical products, therefore significant premium sales were needed to achieve critical mass with group benefits as the core business. Although net premiums earned in the group benefits business increased from $30.2 million in 2002 to $35.6 million in 2003 and to $38.8 million in 2004, this growth began to decline significantly in 2003, primarily as a result of the rating downgrade by A.M. Best in April 2003 from “A-” to “B++”, which led to a decline in new business sales in 2003 and 2004.

In addition to declining premium growth, the results of the group benefits business have also been impacted by an increasing loss ratio, as the group benefits loss ratio has increased from 68.2% in 2002 to 75.7% for the six months ended June 30, 2005. The increase in the loss ratio was primarily attributable to increased claim frequency in both the dental and short-term disability lines, as well as claim cost inflation in the dental line. The competitive pricing environment in the group benefits industry has also contributed to the increased loss ratio as new and renewal rate increases have not kept pace with the increased claim costs.

IBSi produced unfavorable financial results in 2002, 2003 and 2004. Its results, however, improved as Educators’ management focused on expense reductions and IBSi’s in-force premium from external carrier relationships increased. IBSi’s net losses, excluding the effects of non-recurring impairment charges, improved from $2.0 million in 2002 to $1.4 million in 2003 and $690,000 in 2004. IBSi’s expense reductions primarily reflected a decrease in its employee base, from 43 as of December 31, 2002 to 26 as of December 31, 2004, with a consequent $1.3 million decrease in salary and related expenses over the same period. An increase in in-force premium resulted in an increase in sales and marketing fees from 2002 to 2004. Sales and marketing fees from external carriers totaled $946,000 in 2004, $891,000 in 2003, and $230,000 in 2002.

The following table represents Educators’ consolidated results of operations for the years ended December 31, 2004, 2003, and 2002 and the six months ended June 30, 2005 and 2004:

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
	(in thousands)
Revenue:
Net premiums earned	$19,660	$19,644	$39,057	$41,714	$94,875
Net investment income	1,863	1,845	3,724	4,361	5,645
Net realized investment gains (losses)	(87)	822	1,271	662	461
Other revenue	546	503	946	978	230

Total revenue	21,982	22,814	44,998	47,715	101,211
Expenses:
Claims incurred	14,889	12,399	25,932	25,379	75,899
General insurance expenses	3,959	4,211	7,975	9,453	13,131
Commissions and related expenses	2,332	2,426	4,636	4,696	7,892
Other expenses	1,732	1,773	3,660	6,041	7,580
Conversion/merger expenses	499	—	—	—	—

Total expenses	23,411	20,809	42,203	45,569	104,502

Income (loss) before income taxes	(1,429)	2,005	2,795	2,146	(3,291)
Income tax expense (benefit)	(317)	685	1,012	709	(1,061)

Net income (loss)	$(1,112)	$1,320	$1,783	$1,437	$(2,230)

Six Months Ended June 30, 2005 compared to Six Months Ended June 30, 2004. Educators’ consolidated net loss totaled $1.1 million for the six months ended June 30, 2005, compared to consolidated net income of $1.3 million for the six months ended June 30, 2004. The decrease in net income was primarily attributable to an increase in the loss ratio, from 63.1% in 2004 to 75.7% in 2005, a decrease in net realized investment gains of $909,000, transaction-related expenses totaling $499,000, and a charge for one-time termination benefits, totaling $276,000, related to officer transition agreements. The decrease in net realized gains was primarily attributable to a decrease in the estimated fair value of equity call options totaling $395,000 for the six months ended June 30, 2005, compared to an increase in estimated fair value totaling $103,000 for the six months ended June 30, 2004.

The consolidated income tax benefit totaled $317,000 for the six months ended June 30, 2005, and the effective tax rate was (22.2)%, compared to income tax expense of $685,000 for the six months ended June 30, 2004 and an effective tax rate of 34.2%. The 2005 effective tax rate was primarily attributable to a permanent difference of $165,000 related to non-deductible transaction expenses.

Year Ended December 31, 2004 compared to Year Ended December 31, 2003. Net income totaled $1.8 million for the year ended December 31, 2004, an increase of $346,000, or 24.1%, from $1.4 million for the year ended December 31, 2003. The improvement in net income was primarily attributable to reduced operating expenses, as well as favorable reserve development from the continued run-off of the group medical business.

Revenue totaled $45.0 million for the year ended December 31, 2004, a decrease of $2.7 million, or 5.7%, from $47.7 million for the year ended December 31, 2003. Net premiums earned decreased $2.7 million over the same period, or 6.4%, to $39.1 million, as the group medical business continued to run-off. Net premiums earned in the group medical business decreased to $304,000 for the year ended December 31, 2004 from $6.1 million for the year ended December 31, 2003. The decrease in group medical premiums was partially offset by premium growth in the group benefits business of $3.2 million to $38.8 million for the year ended December 31, 2004 from $35.6 million for the year ended December 31, 2003. Net investment income decreased $637,000, or 14.6%, to $3.7 million in 2004. The decrease in net investment income was primarily attributable to lower average invested assets for the first three quarters of 2004 than in 2003 and the reinvestment of proceeds from sales and maturities of investments at lower average yields. These decreases in revenue were partially offset by a $609,000 increase in net realized gains for the year ended December 31, 2004, from $662,000 for the year ended December 31, 2003 to $1.3 million for the year ended December 31, 2004. The increase in net realized gains was primarily attributable to the sale of certain investments that previously had been written down in accordance with Educators’ impairment policy and subsequently sold at a gain.

Claims incurred totaled $25.9 million for the year ended December 31, 2004, an increase of $553,000, or 2.2%, from $25.4 million for the year ended December 31, 2003. Claims incurred in the group benefits business increased $3.0 million, or 12.2%, to $27.5 million in 2004. The increase in claims incurred in the group benefits business was offset by a decrease in claims incurred of $2.4 million in the group medical business from $831,000 for the year ended December 31, 2003 to $(1.6) million for the year ended December 31, 2004.

General insurance and other expenses totaled $11.6 million for the year ended December 31, 2004, a decrease of $3.9 million, or 24.9%, from $15.5 million for the year ended December 31, 2003. The decrease in expenses was attributable to staff reductions at IBSi in 2004, and a triennial insurance department examination fee and a non-recurring consulting project which were incurred in 2003. IBSi’s employee base decreased from 34 as of December 31, 2003, to 26 as of December 31, 2004. Salaries and related employee benefit expenses decreased $447,000, from $2.2 million in 2003 to $1.7 million in 2004. In addition, a pre-tax charge totaling $925,000 was recorded in 2003 related to the impairment of certain software.

Income tax expense totaled $1.0 million for the year ended December 31, 2004, an increase of $303,000, or 42.7%, from $709,000 for the year ended December 31, 2003. Effective tax rates were 36.2% and 33.0% in 2004 and 2003, respectively. The 2003 effective tax rate reflects a permanent difference for interest related to an Internal Revenue Service audit of prior tax years.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002. Net income totaled $1.4 million for the year ended December 31, 2003, an increase of $3.7 million, or 164.4%, from a net loss of $2.2 million for the year ended December 31, 2002. The improvement in net income was primarily attributable to the favorable reserve development related to the run-off of the group medical business. The 2003 loss ratio was 60.8%, compared to the loss ratio of 80.0% in 2002. The lower 2003 loss ratio was primarily attributable to the release of approximately $5.0 million in group medical claim reserves related to prior years. The improvement in net income also reflects a $1.3 million decrease in operating expenses at IBSi during 2003.

Revenue totaled $47.7 million for the year ended December 31, 2003, a decrease of $53.5 million, or 52.9%, from $101.2 million for the year ended December 31, 2002. Net premiums earned decreased $53.2 million, or 56.0%, to $41.7 million for the year ended December 31, 2003, which was primarily attributable to the exit from the group medical business in 2002. Net premiums earned in the group medical business decreased to $6.1 million in 2003 from $64.7 million in 2002. Net investment income decreased $1.3 million, or 22.8%, to $4.4 million in 2003. The decrease in net investment income was primarily attributable to lower average invested assets, as investments were liquidated to fund the group medical run-off. These decreases in revenue were partially offset by an increase in other revenue of $748,000 from 2002 to 2003, primarily consisting of sales and marketing fee income from IBSi. The increase in sales and marketing fee income was primarily attributable to an increase in IBSi’s premiums produced from 2002 to 2003.

Claims incurred totaled $25.4 million for the year ended December 31, 2003, a decrease of $50.5 million, or 66.6%, from $75.9 million for the year ended December 31, 2002. The decrease in claims incurred was primarily attributable to the impact of the exit from the group medical business in 2002. Claims incurred in the group medical business for the year ended December 31, 2003 were $831,000, a 98.5% decrease from the year ended December 31, 2002.

General insurance and other expenses totaled $15.5 million for the year ended December 31, 2003, a decrease of $5.2 million, or 25.2%, from $20.7 million for the year ended December 31, 2002. The decrease in expenses was primarily attributable to personnel reductions and other related expenses associated with the exit from the group medical business and a reduction in operating expenses at IBSi. Although expenses decreased, the expense ratio rose to 48.4% in 2003 from 30.2% in 2002, reflecting the impact of declining net premiums earned as a result of the group medical business run-off.

Income tax expense totaled $709,000 for the year ended December 31, 2003, an increase of $1.8 million, or 166.8%, from an income tax benefit of $1.1 million for the year ended December 31, 2002. The increase in income tax expense was primarily attributable to pre-tax income in 2003, compared to a pre-tax loss in 2002. Effective tax rates were 33.0% and (32.2)% in 2003 and 2002, respectively. The 2003 effective tax rate reflects a permanent difference for interest related to an Internal Revenue Service audit of tax years prior to 1998.

Group Benefits Segment

The following table sets forth the historical results of operations relating to Educators’ group benefits segment, which consists of Educators’ dental, short and long-term disability and term life products:

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
	(in thousands)
Revenue:
Net premiums earned	$19,659	$19,340	$38,753	$35,602	$30,222
Net investment income	1,747	1,760	3,617	3,908	3,365
Net realized investment gains (losses)	(86)	795	1,255	601	280

Total revenue	21,320	21,895	43,625	40,111	33,867

Expenses:
Claims incurred	14,885	13,655	27,543	24,548	20,622
General insurance expenses	3,857	3,970	7,573	6,869	4,234
Commissions and related expenses	3,051	3,073	5,920	5,446	4,748

Total expenses	21,793	20,698	41,036	36,863	29,604

Income (loss) before income taxes	(473)	1,197	2,589	3,248	4,263
Income tax expense (benefit)	(160)	407	915	1,089	725

Net income (loss)	$(313)	$790	$1,674	$2,159	$3,538

Six Months Ended June 30, 2005 compared to Six Months Ended June 30, 2004. The net loss in the group benefits segment totaled $313,000 for the six months ended June 30, 2005, a decrease of $1.1 million, or 139.6%, from net income of $790,000 for the six months ended June 30, 2004. The decrease in net income was primarily attributable to an increase in the loss ratio to 75.7% in 2005 from 70.6% in 2004 and a $881,000, or 110.8%, decrease in net realized investment gains and losses.

Net premiums earned totaled $19.7 million for the six months ended June 30, 2005, an increase of $319,000, or 1.7%, from $19.3 million for the six months ended June 30, 2004. The increase in net premiums earned was primarily attributable to an increase in short-term disability premiums totaling $406,000, offset by a decrease in dental premiums of $176,000.

The increase in short-term disability premiums was primarily attributable to a 14.4% increase in average in-force certificates from 2004 to 2005. The decrease in dental premiums was primarily attributable to an increase in the year-to-date lapse rate, which was 17.6% for the six months ended June 30, 2005 compared to 13.2% for the six months ended June 30, 2004. The increase in the dental lapse rate was partially offset by an increase in the dental average renewal rate of 10.9%.

Claims incurred totaled $14.9 million for the six months ended June 30, 2005, an increase of $1.2 million, or 9.0%, from $13.7 million for the six months ended June 30, 2004. The increase was primarily attributable to an increase in the loss ratio from 70.6% in 2004 to 75.7% in 2005. The loss ratios, by line of business, were as follows for the six months ended June 30, 2005 and 2004:

	Six Months Ended June 30,
Line	2005	2004
Dental	72.9%	75.1%
Short-term disability	73.1%	71.0%
Long-term disability	99.2%	59.5%
Term Life	79.2%	56.6%
Weighted average of all lines	75.7%	70.6%

The increase in the loss ratio was primarily attributable to an increase in claim reserves related to long-term disability claims and premium waiver claims. Claim frequency increased in both long-term disability and life premium waiver claims from 2004 to 2005, with long-term disability increasing 9.3%. Premium waiver claims totaled 25 in 2005, representing $0.6 million in incurred claims, compared to nine premium waiver claims in 2004, representing $0.2 million in incurred claims. The increase in the long-term disability loss ratio also reflects an increase in claim severity, as estimated benefit payouts on reported claims in 2005 were higher than reported claims in 2004. The short-term disability loss ratio increased from 71.0% in 2004 to 73.1% in 2005, which was primarily attributable to increases in claim frequency and claim severity of 1.0% and 6.0%, respectively, over the same period. The increase in the long-term disability, term life, and short-term disability loss ratios was partially offset by a decline in the dental loss ratio of 2.2% for the six months ended June 30, 2005.

General insurance expenses remained consistent for the six months ended June 30, 2005 and 2004, totaling $3.9 million and $4.0 million, respectively. The expense ratio decreased from 36.4% in 2004 to 35.1% in 2005, which reflects management’s effort to increase premium revenue with a continued focus on expense reductions.

The effective tax (benefit) rate in the group benefits segment was (33.8)% for the six months ended June 30, 2005, compared to 34.0% for the six months ended June 30, 2004. The change in the effective tax rate was primarily attributable to a decrease in non-deductible expenses from 2004 to 2005.

Year Ended December 31, 2004 compared to Year Ended December 31, 2003. Net income in the group benefits segment totaled $1.7 million for the year ended December 31, 2004, a decrease of $485,000, or 22.5%, from $2.2 million for the year ended December 31, 2003. The decrease in net income was primarily attributable to an increase in the loss ratio from 69.0% in 2003 to 71.1% in 2004.

Net premiums earned totaled $38.8 million for the year ended December 31, 2004, an increase of $3.2 million, or 8.9%, from $35.6 million for the year ended December 31, 2003. The increase was primarily attributable to the dental and short-term disability lines, on which net premiums increased by $1.9 million and $1.0 million, respectively. The dental increase was primarily attributable to new business and renewal rate increases of 9.9% and 11.7%, respectively, while the short-term disability increase reflected an increase in new business sales of $339,000 from 2003 to 2004 and a decrease in the annual lapse rate from 22.8% in 2003 to 12.9% in 2004.

Claims incurred totaled $27.5 million for the year ended December 31, 2004, an increase of $3.0 million, or 12.2%, from $24.5 million for the year ended December 31, 2003. The increase was primarily attributable to an increase in net premiums earned, as well as an increase in loss ratio to 71.1% in 2004 from 69.0% in 2003. Loss ratios for the years ended December 31, 2004 and 2003, by line of business, were as follows:

	Years Ended December 31,
Line	2004	2003
Dental	72.6%	71.6%
Short-term disability	71.9%	67.4%
Long-term disability	78.7%	68.9%
Term Life	65.6%	59.2%

Weighted average of all lines	71.1%	69.0%

The short-term disability loss ratio increased from 2003 to 2004 due to an increase in claim frequency. The increase in the long-term disability loss ratio was primarily attributable to an increase in new claims from 65 in 2003 to 84 in 2004. The increase in the life loss ratio was primarily attributable to a lower than average volume of reported claims in 2003, combined with a higher benefit per reported claim in 2004. Reported life claims totaled 193 in 2004, with an aggregate benefit amount of $4.0 million, compared to reported claims of 182 in 2003, with an aggregate benefit amount of $3.6 million.

General insurance expenses totaled $7.6 million for the year ended December 31, 2004, an increase of $704,000, or 10.3%, from $6.9 million for the year ended December 31, 2003. The increase in general insurance expenses is consistent with the corresponding increase in net premiums earned, and the expense ratio remained consistent at 34.8% and 34.6% in 2004 and 2003, respectively.

Commissions and related expenses totaled $5.9 million for the year ended December 31, 2004, an increase of $474,000, or 8.7%, from $5.4 million for the year ended December 31, 2003. The increase was primarily attributable to an increase in net premiums earned, as commissions and related expenses as a percent of net premiums earned remained consistent at 15.3% in both 2004 and 2003.

Income tax expense totaled $915,000 for the year ended December 31, 2004, a decrease of $174,000, or 16.0%, from $1.1 million for the year ended December 31, 2003. The effective tax rate was 35.3% in 2004, compared to 33.5% in 2003, which was primarily attributable to non-taxable income in 2003.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002. Net income in the group benefits segment totaled $2.2 million for the year ended December 31, 2003, a decrease of $1.4 million, or 39.0%, from $3.5 million for the year ended December 31, 2002. The decrease in net income was primarily attributable to an increase in the loss ratio from 68.2% in 2002 to 69.0% in 2003 and an increase in the expense ratio from 29.7% in 2002 to 34.6% in 2003.

Net premiums earned totaled $35.6 million for the year ended December 31, 2003, an increase of $5.4 million, or 17.8%, from $30.2 million for the year ended December 31, 2002. The increase was primarily attributable to the dental line, which increased $5.3 million from 2002 to 2003. The increase in dental premiums was impacted by new business and renewal rate increases of 13.8% and 11.6%, respectively, and strong sales in the last six months of 2002 and the first six months of 2003.

Claims incurred totaled $24.6 million for the year ended December 31, 2003, an increase of $3.9 million, or 19.0%, from $20.6 million for the year ended December 31, 2002. The increase was primarily attributable to the increase in net premiums earned as well as an increase in the loss ratio from 68.2% to 69.0% in 2002 and 2003, respectively. Loss ratios for the years ended December 31, 2003 and 2002, by line of business, were as follows:

	Years Ended December 31,
Line	2003	2002
Dental	71.6%	66.9%
Short-term disability	67.4%	68.5%
Long-term disability	68.9%	88.9%
Term Life	59.2%	71.0%
Weighted average of all lines	69.0%	68.2%

The dental loss ratio increased to 71.6% in 2003 due to an increase in claim frequency and higher than anticipated costs per claim. Claim costs increased 7.2% from 2002 to 2003, while claim frequency increased 2.5% over the same period. The decrease in the long-term disability loss ratio was primarily attributable to a decrease in new claims, from 88 in 2002 to 65 in 2003. The decrease in the term life loss ratio was primarily attributable to a lower than average volume of reported claims in 2003, combined with a lower average payout per reported claim. Reported life insurance claims totaled 182, with an aggregate benefit amount of $3.6 million in 2003, compared to 201 reported life insurance claims, with an aggregate benefit amount of $4.5 million in 2002.

General insurance expenses totaled $6.9 million for the year ended December 31, 2003, an increase of $2.6 million, or 62.2%, from $4.2 million for the year ended December 31, 2002. The increase in general insurance expenses was primarily attributable to the increase in net premiums earned and the reallocation of operating expenses from the group medical business to the group benefits business.

Commissions and related expenses totaled $5.4 million for the year ended December 31, 2003, an increase of $698,000, or 14.7%, from $4.7 million for the year ended December 31, 2002. The increase was primarily attributable to increases in net premiums earned, as commissions and related expenses as a percent of net premiums earned remained relatively consistent at 15.3% in 2003 and 15.7% in 2002.

Income tax expense totaled $1.1 million for the year ended December 31, 2003, an increase of $364,000, or 50.2%, from $725,000 for the year ended December 31, 2002. The effective tax rate increased from 17.0% in 2002 to 33.5% in 2003, which primarily reflected a permanent difference for potential tax liabilities related to prior tax years that was recorded in 2002.

General Agency Segment

Historically, through its affiliate, IBSi, Educators provided insurance agency and marketing services to group benefits and medical insurance carriers. On September 28, 2005, Educators signed a letter of intent to sell IBSi to two IBSi employees and an outside investor. After the sale of IBSi, IBSi results will no longer be included in Educators’ consolidated financial statements. You should read “Business of Educators – General Agency Segment (IBSi)” for a more detailed description of the sale of IBSi.

The following table sets forth the historical results of operations relating to IBSi, which was Educators’ general agency operation:

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
	(in thousands)
Revenue:
Sales and marketing fees	$1,265	$1,151	$2,230	$2,126	$2,476
Net investment income	66	23	62	59	105

Total revenues	1,331	1,174	2,292	2,185	2,581
Expenses:
Operating expenses	1,356	1,765	3,323	4,278	5,561
Non-recurring impairment charges	—	—	81	925	—

Total expenses	1,356	1,765	3,404	5,203	5,561

Loss before income taxes	(25)	(591)	(1,112)	(3,018)	(2,980)
Income tax benefit	(6)	(199)	(369)	(1,022)	(1,008)

Net loss	$(19)	$(392)	$(743)	$(1,996)	$(1,972)

Six Months Ended June 30, 2005 compared to Six Months Ended June 30, 2004. IBSi’s net loss totaled $19,000 for the six months ended June 30, 2005, an improvement of $373,000 over the 2004 period. The improved operating results were primarily attributable to a $409,000 decrease in operating expenses.

Sales and marketing fees totaled $1.3 million for the six months ended June 30, 2005, an increase of $114,000, or 9.9%, from $1.2 million for the six months ended June 30, 2004. The increase in sales and marketing fees was primarily attributable to an increase in premiums produced, which totaled $7.4 million at June 30, 2005, as compared to $4.5 million at June 30, 2004.

Operating expenses totaled $1.4 million for the six months ended June 30, 2005, a decrease of $409,000, or 23.2%, from $1.8 million for the six months ended June 30, 2003. The decrease in operating expenses was primarily attributable to a reduction in staffing, as IBSi’s employee count decreased from 31 as of June 30, 2004 to 23 as of June 30, 2005. The staffing reductions resulted in a $0.2 million decrease in salaries and related expenses.

The effective tax rate was (24.0)% for the six months ended June 30, 2005, compared to (33.7)% for the six months ended June 30, 2004. The decrease in the effective tax rate was primarily attributable to an increase in non-deductible expenses.

Year Ended December 31, 2004 compared to Year Ended December 31, 2003. IBSi’s net loss totaled $743,000 for the year ended December 31, 2004, an improvement of $1.3 million, or 62.8%, from a net loss of $2.0 million for the year ended December 31, 2003. Although sales and marketing fees were relatively flat from 2003 to 2004, operating expenses decreased $1.0 million as a result of staff reductions. In addition, non-recurring impairment charges related to certain software reduced net income by $611,000 in 2003.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002. IBSi’s net loss totaled $2.0 million for the year ended December 31, 2003, consistent with the net loss incurred for the year ended December 31, 2002. Sales and marketing fees decreased $350,000, which was primarily attributable to a $1.0 million decrease in fees earned on Educators’ business, offset by a $661,000 increase in fees earned on third-party carrier business. The decrease in fees earned on Educators’ business reflected decreasing premium volume stemming from Educators’ exit from the group medical business. Operating expenses decreased $1.3 million from 2002 to 2003, primarily as a result of staff reductions.

Financial Position

June 30, 2005 compared to December 31, 2004. Consolidated assets totaled $111.9 million at June 30, 2005, compared to $111.7 million at December 31, 2004. The increase was primarily attributable to an increase in reinsurance recoverables totaling $654,000 offset by a decrease in cash and invested assets of $1.8 million related to the payment of transaction-related expenses, an increase in deferred income taxes totaling $626,000, and the capitalization of transaction-related expenses totaling $741,000. The increase in the reinsurance recoverable was directly related to the increase in the unpaid claims and claim adjustment expenses. The increase in deferred income taxes was primarily attributable to the $908,000 decrease, gross of tax, in the unrealized gain of Educators’ investments, for the six months ended June 30, 2005.

Consolidated liabilities totaled $51.0 million at June 30, 2005, compared to $49.1 million at December 31, 2004. The increase was primarily attributable to an increase in claim reserves totaling $1.4 million and an increase in accounts payable and accrued expenses of $337,000. The increase in claim reserves was primarily attributable to an increase in both long-term disability and premium waiver reserves. For the six months ended June 30, 2005, there were 36 new long-term disability claims reported and 25 new premium waiver claims reported. The increase in accounts payable and accrued expenses was primarily attributable to transaction-related expenses incurred but unpaid at June 30, 2005.

Consolidated equity totaled $60.8 million at June 30, 2005, compared to $62.5 million at December 31, 2004. The decrease was primarily attributable to a net loss of $1.1 million for the six months ended June 30, 2005, as well as a decrease in unrealized gains in Educators’ fixed income portfolio totaling $600,000, net of tax.

December 31, 2004 compared to December 31, 2003. Consolidated assets totaled $111.7 million at December 31, 2004, compared to $113.9 million at December 31, 2003. The decrease was primarily attributable to depreciation of property and equipment totaling $529,000 and a $1.0 million decrease in the reinsurance recoverable. The decrease in the reinsurance recoverable balance was consistent with the decrease in reserves over the same period.

Consolidated liabilities totaled $49.1 million at December 31, 2004, compared to $51.5 million at December 31, 2003. The decrease was primarily attributable to lower reserves of $2.6 million, as the group medical business run-off was substantially completed by December 31, 2004.

Consolidated equity totaled $62.5 million at December 31, 2004, compared to $62.4 million at December 31, 2003. Net income totaling $1.8 million was primarily offset by a decrease in the unrealized gains in Educators’ investment portfolio totaling $1.6 million, net of tax.

Liquidity and Capital Resources

Educators’ principal sources of cash include premiums, sales and marketing fees, investment income, and proceeds from the sale and maturities of investments. Principal uses of cash include benefit payments, commissions, and other underwriting expenses.

Educators’ fixed income investment portfolio is structured so that investments mature periodically over time in reasonable relation to current expectations of future benefit payments. As of June 30, 2005, the effective duration of Educators’ fixed income portfolio was approximately 2.7 years. Currently, benefit payments are made from operating cash flows.

Cash flows for the six months ended June 30, 2005 and 2004 and for the years ended December 31, 2004, 2003 and 2002 were as follows:

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
	(in thousands)
Cash flows from operating activities	$(722)	$(800)	$1,175	$(7,384)	$(8,189)
Cash flows from investing activities	(1,791)	2,549	(7,078)	10,996	11,373
Cash flows from financing activities	—	—	—	—	—

Net increase (decrease) in cash and cash equivalents	$(2,513)	$1,749	$(5,903)	$3,612	$3,184

Six Months Ended June 30, 2005 compared to Six Months Ended June 30, 2004. Cash flows from operating activities increased $78,000, from ($800,000) for the six months ended June 30, 2004, to ($722,000) for the six months ended June 30, 2005. The increase primarily reflected an increase in IBSi sales and marketing fee collections of $150,000.

Cash flows from investing activities decreased $4.3 million, from $2.5 million for the six months ended June 30, 2004 to $(1.8) million for the six months ended June 30, 2005. The decrease was primarily attributable to a higher volume of calls and maturities in Educators’ fixed income portfolio during the first six months of 2004, totaling $5.0 million, compared to $2.3 million for the first six months of 2005. Additionally, proceeds from the sale of fixed income securities totaled $4.0 million for the six months ended June 30, 2004, compared to $1.2 million for the six months ended June 30, 2005. Offsetting the decrease in sales and maturities was a decrease in fixed income purchases, as Educators reinvested less proceeds from sales and maturities in order to fund transaction-related expenses.

Year Ended December 31, 2004 compared to Year Ended December 31, 2003. Cash flows from operating activities increased $8.6 million to $1.2 million in the year ended December 31, 2004, from $(7.4) million in December 31, 2003. The increase was primarily attributable to lower claim payments related to the group medical run-off, which totaled approximately $105,000 in 2004 compared to approximately $10.9 million in 2003, funding of Educators’ defined benefit plan totaling $535,000 in 2004 compared to $850,000 in 2003, and net federal income tax payments totaling $278,000 in 2004 compared to $552,000 in 2003. Net tax payments in 2003 included a $609,000 payment to settle audit adjustments related to an Internal Revenue Service audit of Educators’ 1997 federal income tax return.

In the year ended December 31, 2004, cash flows from investing activities decreased $18.1 million from $11.0 million in the year ended December 31, 2003, to $(7.4) million in December 31, 2004. The decrease was primarily attributable to Educators’ investment of excess cash held in money market funds for anticipated claim payouts related to the group medical business run-off. As the run-off was substantially complete in late 2004, approximately $9.5 million in cash was invested in securities with an average book yield of 3.18% and an average life of approximately two years. The investment of the excess cash was intended to increase the overall yield on cash and cash equivalents while maintaining a relatively short position. In addition, Educators invested $2.0 million in a hedge fund with the intent to further diversify and improve the overall return on the portfolio.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002. Cash flows from operating activities increased $805,000 in the year ended December 31, 2003 to $(7.4) million, from $(8.2) million in December 31, 2002. The increase was primarily attributable to higher sales and marketing fee collections from external carriers at IBSi from $230,000 in 2002 to $654,000 in 2003, and lower cash expenditures related to staff reductions as a result of Educators’ exit from the group medical business. Cash expenditures related to operating expenses totaled $13.8 million in 2003 compared to $18.8 million in 2002. Offsetting these increases in cash flows were net cash outflows from the group medical business run-off. Cash collected from premiums decreased approximately $52.1 million, while cash paid to settle claims decreased only $46.6 million.

Cash flows from investing activities decreased $377,000, from $11.4 million in the year ended December 31, 2002, to $11.0 million in the year ended December 31, 2003. This decrease was primarily attributable to a larger amount of investment securities maturing in 2002 compared to 2003.

Other Commitments

There are no minimum contributions required under Educators’ defined benefit pension plan for 2005. Educators anticipates contributing between $400,000 to $500,000 to its defined benefit pension plan in the year ended December 31, 2005.

On May 18, 2005, the board of directors of Educators resolved to freeze its defined benefit pension plan, effective as of December 31, 2005. This action may require Educators to make a contribution in excess of its anticipated contribution for 2005. The size of such additional contribution, if any, has not yet been determined.

As of June 30, 2005, Educators did not have any commitments or guarantees that would require significant cash outlays in the foreseeable future, and its management has no plans for significant capital expenditures.

Off-Balance Sheet Arrangements

Educators has no off-balance sheet arrangements that have or are reasonably likely to have a current or, as of June 30, 2005, future effect on Educators’ financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk affecting Educators are credit risk and interest rate risk.

Credit Risk. Credit risk is the potential economic loss principally arising from adverse changes in the financial condition of a specific debt issuer. Educators manages this risk by investing primarily in high quality fixed income securities. As of December 31, 2004, Educators’ fixed income portfolio, excluding convertible securities, had an average credit quality of “A+,” while the convertible portfolio had an average credit rating of “BBB.” Educators independently, and through its outside investment manager, monitors the financial condition of all of the issuers of fixed income securities in its portfolio. To limit its exposure to risk, Educators employs stringent diversification rules that limit the credit exposure to any single issuer or business sector.

Interest Rate Risk. As of December 31, 2004, Educators had fixed income securities with an estimated fair value of $71.9 million, which were subject to interest rate risk. Educators manages its exposure to interest rate risk through an asset/liability matching and capital management process. In the management of interest rate risk, the characteristics of duration, credit and variability of cash flows are critical elements. Interest rate risks are assessed regularly and balanced within the context of the liability and capital position of Educators.

The following table provides information about Educators’ fixed income securities (excluding convertible securities with an estimated fair value of $7.2 million) that are sensitive to changes in interest rates and shows the effect of hypothetical changes in interest rates as of December 31, 2004. The selected hypothetical changes do not indicate what would be the potential best or worst case scenarios.

Hypothetical Change in Interest Rates	Estimated Change in Fair Value	Fair Value	Hypothetical Percentage Increase (Decrease) in Equity
	(dollars in thousands)
200 basis point decrease	$4,092	$68,791	6.5%
100 basis point decrease	1,992	66,691	3.2%
50 basis point decrease	981	65,680	1.6%
No change	—	64,699	0.0%
50 basis point increase	(962)	63,737	-1.5%
100 basis point increase	(1,896)	62,803	-3.0%
200 basis point increase	(3,694)	61,005	-5.9%

Contractual Obligations

The maturities of Educators’ principal cash obligations, as of December 31, 2004, are estimated to be as follows:

		Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$888	$254	$634	$—	$—
Reserves	43,400	10,303	8,962	7,090	17,045
Benefit plan liabilities	2,125	188	600	600	737

Total	$46,413	$10,745	$10,196	$7,690	$17,782

The reserves due by period in the table above are based upon the reserve estimates as of December 31, 2004, and actuarial estimates of expected payout patterns by line of business. As a result, Educators’ calculation of reserve payments due by period is subject to the same uncertainties associated with determining the level of reserves and the additional uncertainties arising from the difficulty of predicting when claims (including claims that have not yet been reported to Educators) will be paid. For a discussion of Educators’ reserving process, see “Business of Educators – Unpaid Claims, Claim Adjustment Expenses and Claims Payable.” Actual payments of claims incurred by period will vary, perhaps materially, from the above table to the extent that current estimates of accident and health and life reserves vary from actual ultimate claim amounts and as a result of variations between expected and actual payout patterns.

Impact of Inflation

Inflation rates may impact Educators’ financial condition and operating results in several ways. Fluctuations in rates of inflation influence interest rates, which in turn affect the market value of the investment portfolio and yields on new investments. The effects of changing interest rates would most heavily impact the long-term disability product line, where claim payments can extend out many years beyond the date of the initial claim. When a claim occurs, Educators sets aside reserves to cover anticipated future claim payments on the claim, and discounts the future claim payments based upon the prevailing interest rate. A change in interest rates could cause Educators to change its reserve levels on its active claims, which would impact financial results. The cost of lower interest rates is typically passed on to Educators’ policyholders through higher premium rates. This reflects the need to post higher reserve levels in times of lower interest rates.

Inflation also affects the portion of losses and loss reserves related to dental claim expenses. In the dental product line, inflation is constantly impacting Educators’ claim payments. Inflation in benefit levels in dental is the result of dental providers increasing their prices to keep pace with inflation. Educators typically experiences about 6% to 8% annual inflation in Educators’ claim levels due to provider price adjustments. Since the premium charged for this product is based solely on coverage level, and not volume, Educators consistently needs to update its premiums on these products in order to keep pace with the increase in cost of benefits. Educators analyzes the effect of inflation on its block of business on a semi-annual basis, and makes regular price trend increases on a quarterly basis.

Claim levels relative to price levels are not impacted by the effects of inflation in Educators’ short-term disability and life product lines. In life and short-term disability, wage inflation typically increases the in-force volume of benefits. Educators’ pricing, however, is tied to the volume of benefits, as premium levels actually rise along with inflationary increases in benefits. In addition, claims in these two product lines are settled shortly after the claim is incurred, so these lines are generally not affected by changing interest rates.

Recent Accounting Pronouncements

EITF 03-1

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus regarding EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. EITF 03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired. Educators has already applied the disclosure provisions of EITF 03-1 to its consolidated financial statements. In September 2004, the Financial Accounting Standards Board (“FASB”) issued Staff Position (“FSP”) EITF 03-1-1 which delayed the effective date of the application of the recognition and measurement provisions of EITF 03-1. The FASB is expected to issue another FSP which will provide additional implementation guidance on the recognition and measurement provisions of EITF 03-1. Educators will assess whether this guidance will have a material impact on its financial condition or results of operations once the new guidance is released.

FASB Staff Position No. FAS 106-2

In May 2004, the FASB issued Staff Position No. FAS 106-2 (“FAS 106-2”), “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003” (the “Act”). FAS 106-2 provides guidance to sponsors of postretirement medical plans in accounting for, and disclosing, the effects of the Act on a plan’s accumulated postretirement benefit obligation (“APBO”) and net postretirement benefit cost (“NPBC”). The Act provides a federal subsidy for prescription drug benefits to those plans that meet an “actuarial equivalency” test, which compares a plan’s prescription drug benefit to the prescription drug benefits provided under Medicare Part D. FAS 106-2 is effective for non-public entities that sponsor a plan with less than 100 participants for fiscal years beginning after December 31, 2004. Management has concluded that the prescription drug benefit provided under Educators’ postretirement medical plan meets the actuarial equivalency test under the Act, however, management is still evaluating whether or not to apply for the subsidy. Therefore, Educators has not recorded the estimated impact of the Act in its consolidated financial statements for the six months ended June 30, 2005. The decrease to Educators 2005 net postretirement benefit cost is estimated to be approximately $63,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF EHC

The following discussion of EHC’s financial condition and results of operations should be read in conjunction with the consolidated financial statements and accompanying notes thereto of EHC included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, constitutes forward-looking statements that involve risks and uncertainties. Please see “Forward-Looking Statements” and “Risk Factors” for more information. You should review “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by the forward-looking statements contained herein.

Overview

EHC provides a broad range of workers’ compensation products through Eastern Alliance and Allied Eastern, some of which are reinsured through an intercompany reinsurance agreement with Eastern Re. EHC provides claims administration and risk management services through Employers Alliance. Eastern Re also participates through quota share reinsurance agreements in programs covering underground storage tanks, non-hazardous waste haulers and sprinkler contractors, all of which are underwritten by a large primary insurer. EHC manages these operations through four business segments: workers’ compensation insurance, specialty reinsurance, segregated portfolio cell business, and corporate/third party administration.

In EHC’s workers’ compensation segment, it provides workers’ compensation insurance coverage to small and medium size businesses in rural and suburban Pennsylvania. EHC’s workers’ compensation products include guaranteed cost policies, loss sensitive dividend plans, large deductible policies, retrospectively-rated policies and alternative market policies. EHC markets its products primarily through a carefully selected network of 40 independent producers in Pennsylvania. For the years ended December 31, 2004, 2003, 2002, 2001 and 2000, the GAAP combined ratio of EHC’s domestic insurance companies, Eastern Alliance and Allied Eastern, were 92.9%, 110.7%, 95.4%, 93.6% and 106.2%, respectively. In June 2005, A.M. Best affirmed the “B++” (Very Good) rating of EHC’s domestic insurance companies. The outlook for the rating is positive.

In EHC’s specialty reinsurance segment, EHC assumes premiums from an unaffiliated insurance company related primarily to two programs. The first program provides coverage to underground storage tank owners for third party off-site bodily injury and property damage claims as well as clean-up coverage and first party on-site claims. The second program provides commercial automobile liability coverage for non-hazardous waste haulers. Eastern Re is not rated by A.M. Best.

In its segregated portfolio cell business segment, EHC offers alternative markets products for individual customers and trade associations whereby premiums from the workers’ compensation segment, in exchange for a ceding commission, are ceded 100% to the segregated portfolio cell business segment within Eastern Re. Through a preferred stock ownership interest in a segregated portfolio cell, a preferred shareholder may participate in loss experience and investment income. The workers’ compensation insurance, specialty reinsurance and corporate third party administration segments provide services to the segregated portfolio cells. The fees paid by the segregated portfolio cells for these services are included in the revenue of the segment providing the service. The segregated portfolio cell reinsurance segment records the fees associated with these services as ceding expense, which is included in its underwriting expenses. The difference between total revenue for the segregated portfolio cell reinsurance segment for each period and the sum of losses and loss adjustment expenses, underwriting expenses, policyholder dividend expenses and other expenses is accrued as a preferred shareholder dividend expense. As a result, the segregated portfolio cell reinsurance segment has no net income.

In the corporate/third party administration segment, EHC provides claims adjusting and risk management services. EHC receives a fee but does not bear any underwriting risk for these services. Also in this segment, EHC owns a 10% interest in a segregated portfolio cell based in Bermuda that writes coverage for sprinkler contractors.

As of June 30, 2005, on a consolidated basis, EHC had total assets of $183.7 million and total shareholders’ equity of $46.5 million.

Marketplace Conditions and Trends

The property and casualty insurance industry is affected by recurring industry cycles know as “hard” and “soft” markets. Since EHC began operations in 1997 and continuing into 2001, EHC operated in a soft market cycle, which is generally considered an adverse industry cycle in the property and casualty insurance industry. A soft cycle is characterized by intense competition resulting in lower pricing and increased commissions paid to distribution sources in order to compete for business. EHC believes that a hard market began in 2001. A hard market, generally considered a beneficial industry trend, is characterized by reduced competition that results in higher pricing and lower commissions paid to acquire business. The hard market conditions significantly intensified after the September 11, 2001 terrorist attacks.

The shift in the property and casualty industry cycles to a hard market led to increased pricing in EHC workers’ compensation products as evidenced by compounded renewal rate increases of 13.9%, 17.6%, 14.4% and 7.8% for the years ended December 31, 2001, 2002, 2003 and 2004, respectively. These price increases had a favorable impact on EHC’s results of operations in its workers’ compensation products as reflected in our declining loss ratios. During the first six months of 2005 pricing has remained stable in EHC’s target market. EHC does not believe that the loss and loss adjustment expense ratio of 66.0% experienced by EHC during the first six months of 2005 is sustainable in the workers’ compensation segment on a consistent basis.

Although 2001 signified the beginning of the hard market, it also was the beginning of an economic downturn. The economic downturn increased unemployment, which generally has a negative impact on workers’ compensation loss results. The two components of a workers’ compensation claim are medical and indemnity. The medical component of a claim is the amount paid to treat work-related injuries, while the indemnity portion of a claim is the amount of lost time wages that are paid to an employee as a result of work absenteeism related to an injury that was sustained while operating in the scope of employment. In a favorable economy, an employer may have a better chance of offering an injured worker modified duty, relieving the workers’ compensation insurer of some or all indemnity exposure. If an employer is unable to take an injured employee back to work or offer modified duty positions, the indemnity portion of the workers’

compensation claim will result in an increased expense to the insurer. In 2002, EHC began experiencing adverse development in its reserves for loss and loss adjustment expenses related to prior accident years because its estimates did not fully take into account difficulties in getting injured employees back to work due to the economic downturn. EHC began a large scale return to work campaign to educate employees, producers, insureds and others regarding the benefits of a return to work program. In 2003, the claims department of EHC began recording higher base case reserves to incorporate future potential return-to-work issues, which resulted in further adverse development. EHC experienced adverse development on prior accident year’s loss and loss adjustment expense estimates that resulted in charges to EHC’s income before taxes of $4.3 million in 2003 and $3.1 million in 2002 in its workers’ compensation insurance segment.

Principal Revenue and Expense Items

EHC derives its revenue primarily from premiums earned, including assumed premiums earned, net investment income and net realized gains (losses) from investments.

Gross and net premiums written. Gross premiums written is the sum of both direct premiums and assumed premiums before the effect of ceded reinsurance. Net premiums written is the difference between gross premiums written and premiums ceded or paid to reinsurers (ceded premiums written). In the specialty reinsurance segment, assumed premiums are premiums that are received from another company under a reinsurance agreement. In the segregated portfolio cell segment, assumed premiums are derived from insurance contracts written by Eastern Alliance and Allied Eastern and ceded to Eastern Re’s segregated portfolio cells.

Premiums earned. Premiums earned are the earned portion of EHC’s net premiums written. Gross premiums written in the workers’ compensation segment include all premiums billed by an insurance company during a specified policy period. Premiums are earned over the term of the related policies. At the end of each accounting period, the portion of the premiums that are not yet earned are included in unearned premiums and are realized as revenue in subsequent periods over the remaining term of the policy. EHC’s policies typically have a term of twelve months. Thus, for example, for a policy that is written on July 1, 2005, one-half of the premiums would be earned in 2005 and the other half would be earned in 2006. Workers’ compensation premiums are determined based upon the payroll of the insured, the applicable premium rates and, where applicable, an experience based modification factor. An audit of the policyholders’ records is conducted after policy expiration, to make a final determination of applicable premiums. Included with premiums earned is an estimate for earned but unbilled final audit premiums. EHC can estimate earned but unbilled premiums because it keeps track, by policy, of how much additional premium is billed in final audit invoices as a percentage to estimate the probable additional amount that it has earned but not yet billed as of the balance sheet date.

Net investment income and realized gains and losses on investments. EHC invests its surplus and the funds supporting its insurance liabilities (including unearned premiums and unpaid loss and loss adjustment expenses) in cash, cash equivalents, common stock and fixed income securities. Investment income includes interest earned on invested assets. Realized gains and losses on invested assets are reported separately from net investment income. EHC recognizes realized gains when invested assets are sold for an amount greater than their cost or amortized cost (in the case of fixed maturity securities) and recognizes realized losses when investment securities are written down as a result of an other than temporary impairment or sold for an amount less than their amortized cost.

Other. There are other revenue items that EHC recognizes on a segmental basis that are eliminated in consolidation. Such items consist primarily of fees paid by the segregated portfolio cells to other entities within the consolidated group. The segregated portfolio cells recognize an expense for such items (included as part of its ceding commission) and a corresponding revenue item is recognized by the affiliate providing the service. For segment reporting purposes, such revenue items primarily include fronting fees paid by the segregated portfolio cells to Eastern Alliance and Allied Eastern, claims administration and risk management fees paid by the segregated portfolio cells to Employers Alliance and “cell rental fees” paid by the segregated portfolio cells to Eastern Re. For segment reporting purposes, such fees are recognized ratably over the period in which the service is provided, which generally corresponds to the earned portion of net premiums written for the underlying policies.

EHC’s expenses consist primarily of:

Loss and loss adjustment expenses. Loss and loss adjustment expenses represent the largest expense item and include: (1) claim payments made, (2) estimates for future claim payments and changes in those estimates for prior periods, and (3) costs associated with investigating, defending and adjusting claims.

Underwriting expenses. In the workers’ compensation segment, expenses incurred to underwrite risks are referred to as underwriting, acquisition and issuance expenses. Underwriting expenses consist of commission expenses, premium taxes and fees and other underwriting expenses incurred in acquiring, writing and administering EHC’s business. In the specialty reinsurance and segregated portfolio cell segments, underwriting, acquisition and insurance expenses consist of ceding commissions earned under the respective reinsurance agreements. Ceding commissions received by EAIG are netted against other underwriting expenses.

Other expenses. Other expenses consist of general administrative expenses such as salaries, rent, office supplies, depreciation and all other operating expenses not otherwise classified separately, and payments to bureaus and assessments of statistical agencies for policy service and administration items such as rating manuals, rating plans and experience data.

Interest expense. Included in other expenses is interest expense incurred relating primarily to EHC’s May 2003 offering of $8.0 million of junior subordinated debt.

Income taxes. EHC’s United States subsidiaries pay federal, state and local income taxes and other taxes. EHC and Eastern Re have received an undertaking from the Cayman Islands government exempting them from all local income, profits and capital gains taxes until April 15, 2017 and October 4, 2006, respectively.

Key Financial Measures

EHC evaluates its insurance operations by monitoring certain key measures of growth and profitability. EHC measures growth by monitoring changes in gross premiums written and net premiums written. EHC measures underwriting profitability by examining loss, underwriting expense and combined ratios. On a segmental basis, EHC measures a segment’s operating results by examining net income and return on average equity.

Loss ratio. The loss ratio is the ratio (expressed as a percentage) of loss and loss adjustment expenses incurred to premiums earned and measures the underwriting profitability of a company’s insurance business. EHC measures the loss ratio on an accident year and calendar year loss basis to measure underwriting profitability. An accident year loss ratio measures losses and loss adjustment expenses for insured events occurring in a particular year, regardless of when they are reported, as a percentage of premiums earned during that year. A calendar year loss ratio measures losses and loss adjustment expense for insured events occurring during a particular year and the change in loss reserves from prior accident years as a percentage of premiums earned during that year.

Expense ratio. The expense ratio is the ratio (expressed as a percentage) equal to the sum of the amortization of deferred policy acquisition costs, underwriting expenses, other expenses and merger related expenses to net premiums earned, and measures EHC’s operational efficiency in producing, underwriting and administering its insurance business.

Combined ratio. Combined ratio is the sum of the loss ratio and the expense ratio and measures EHC’s overall underwriting profit. If the combined ratio is below 100%, EHC is making an underwriting profit. If EHC’s combined ratio is at or above 100%, it is not profitable without investment income and may not be profitable if investment income is insufficient.

Net premiums written to statutory surplus ratio. The net premiums written to statutory surplus ratio represents the ratio of net premiums written, after reinsurance assumed and ceded, to statutory surplus. This ratio measures EHC’s exposure to pricing errors in its current book of business. The higher the ratio, the greater the impact on surplus should pricing prove inadequate.

Net income and return on average equity. EHC uses net income to measure its profits and return on average equity to measure its effectiveness in utilizing shareholders’ equity to generate net income. In determining return on average equity for a given year, net income is divided by the average of the beginning and ending shareholders’ equity for that year.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with GAAP requires both the use of estimates and judgment relative to the application of appropriate accounting policies. EHC is required to make estimates and assumptions in certain circumstances that affect amounts reported in the consolidated financial statements and related footnotes. EHC evaluates these estimates and assumptions on an on-going basis based on historical developments, market conditions, industry trends and other information that is believed to be reasonable under the circumstances. There can be no assurance that actual results will conform to the estimates and assumptions and that reported results of operation will not be materially adversely affected by the need to make accounting adjustments to reflect changes in these estimates and assumptions from time to time. EHC believes the following policies are the most sensitive to estimates and judgments.

Loss reserve estimation. The adequacy of loss reserve estimates are inherently uncertain because the ultimate amount that EHC may pay under many of the claims incurred as of the balance sheet date will not be known for many years. The impact of loss reserve developments on the results of operations in each of the three years ended December 31, 2004, is discussed in “Business of EHC – Loss Reserves.” EHC establishes reserves for unpaid losses and loss adjustment expenses, which are estimates of future payments of reported and unreported claims for losses and related expenses. Establishing reserves for property and casualty claims continues to be a complex and imprecise process, requiring the use of informed estimates and judgments. EHC’s estimates and judgments may be revised as additional experience and other data becomes available and are reviewed, as new or improved methodologies are developed, or as current laws change. Any such revisions could result in future changes in estimates of losses or reinsurance recoverables and would be reflected in EHC’s results of operations in the period in which the estimates are changed.

On a quarterly basis, EHC prepares actuarial analyses to assess the reasonableness of the recorded reserves for losses and loss adjustment expenses. These actuarial analyses incorporate various methodologies including paid loss development, incurred loss development and a combination of other actuarial methodologies that incorporate characteristics of incurred and paid methodologies combined with a review of EHC’s exposure base. The recorded amount in each accident year is then compared to the results of these methodologies with consideration being given to the age of the accident year. As accident years mature, the various methodologies generally produce consistent loss estimates. For more recent accident years, the methodologies produce results that are not as consistent. Accordingly, more emphasis is placed on supplementing the methodologies in more recent accident years with trends in exposure base, medical inflation, and general inflation, severity, and claim counts, among other things. Estimating the ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management’s informed estimates and judgments using data currently available. As additional experience and data become available regarding claim payments and reporting patterns, legislative developments, regulatory trends on benefit levels for both medical and indemnity payments, and economic conditions, the estimates are revised accordingly. If ultimate losses, net of reinsurance, prove to differ substantially from the amounts recorded at June 30, 2005, the related adjustments could have a material adverse effect on EHC’s financial condition, results of operations or liquidity.

With respect to the specialty reinsurance segment, numerous internal and external factors will affect the ultimate settlements of future claims including, but not necessarily limited to: changes in the cost of environmental remediation, impacts of relevant federal or state legislation, changes in technology and the resulting impact on costs, and reliance on ceding companies to handle claims and remit proper loss information in a timely manner. Reserving for assumed reinsurance requires evaluating loss information received from the ceding company. On a quarterly basis, Eastern Re receives a statement from the ceding company which includes premium and loss settlement activity for the period with corresponding reserves as established by the ceding company. The claim information received from the ceding company is compiled into loss development triangles. Generally accepted actuarial methodologies, supplemented by judgment where appropriate, are used to develop the appropriate incurred but not reported (“IBNR”) reserves for Eastern Re. Each quarter EHC compares its actual reported losses for the quarter and cumulatively since the most recently completed reserve study to expected reported losses for the respective period, which may result in additional reserving actions. This information is used as a tool in the judgmental process by which management assesses the overall adequacy of the reserve for loss and loss adjustment expenses at Eastern Re. The evaluation of the reserve for unpaid losses and loss adjustment expenses related to EHC’s specialty reinsurance programs requires that loss development be estimated over an extended period of time. Because the primary insurer under this program changed in 1999 and the claims management philosophy of the two primary insurers differed, historical loss data for years prior to 1999 is not very useful. Therefore, reliance has been placed on industry loss development patterns, judgmentally adjusted to reflect considerations particular to the exposure. The reliance on external benchmarks, while necessary, creates an additional element of uncertainty.

Investments. Unrealized investment gains or losses on investments carried at fair value, net of applicable income taxes, are reflected directly in shareholders’ equity as a component of comprehensive income and, accordingly, have no effect on net income. When, in the opinion of management, a decline in the fair value of an investment below its cost or amortized cost is considered to be “other-than-temporary,” such investment is written-down to its fair value. The amount written-down is recorded in earnings as a realized loss on investments. Generally, the determination of other-than-temporary impairment includes, in addition to other relevant factors, a presumption that if the market value is below cost by a significant amount for a period of time, a write-down is necessary. Notwithstanding this presumption, the determination of other-than-temporary impairment requires judgment about future prospects for an investment and is therefore a matter of inherent uncertainty. In the six months ended June 30, 2005 and 2004 and the years ended December 31, 2004, 2003 and 2002, EHC recorded the following pre-tax charges to earnings for declines in investment securities that were determined to be other than temporary (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002
Fixed income securities	$0	$0	$92	0	$53
Equity securities	0	0	94	0	390

Total	$0	$0	$186	0	$443

Adverse investment market conditions, or poor operating results of underlying investments, could result in impairment charges in the future. EHC generally applies the following standards in determining whether the decline in fair value of an investment is other than temporary:

Equities. If an equity security has a market value below 80% of cost and remains below 80% of cost for more than three months, a review of the financial condition and prospects of the company is performed to determine if the decline in market value is other than temporary. A specific determination is made for any such security. Other equity securities in an unrealized loss position not meeting these quantitative thresholds are evaluated considering, among other things, the magnitude and reasons for the decline and the prospects for the fair value of the securities to recover in the near term. If the decline in market value is judged to be other than temporary, then the cost basis of the security is written down to realizable value and the amount of the write down accounted for as a realized loss. Realizable value is defined as the quoted market price of the security.

Fixed income securities. A fixed income security generally is written down if EHC is unable to hold or otherwise intends to sell a security with an unrealized loss, or if it is probable that it will be unable to collect all amounts due according to the contracted terms of a debt security not impaired at acquisition. A fixed maturity security review for collectibility is done if any of the following situations occur:

•	A review of the financial condition and prospects of the issuer indicates that the security should be evaluated;

•	Moody’s or Standard & Poor’s rate the security below investment grade; or

•	The security has a market value below 80% of amortized cost due to deterioration in credit quality.

Deferred policy acquisition costs. Certain direct policy acquisition costs consisting of commissions, premium taxes, fronting fees and certain other direct underwriting costs are deferred and amortized as the underlying policy premiums are earned. At June 30, 2005, and at December 31, 2004 and 2003, deferred policy acquisition costs and the related unearned premium reserves were as follows (in thousands):

	June 30,	December 31,
	2005	2004	2003
Workers’ compensation segment
Deferred policy acquisition costs	$380	$943	$1,026
Unearned premium reserves	$20,076	$16,392	$16,742

Specialty reinsurance segment
Deferred policy acquisition costs	$2,322	$2,078	$1,898
Unearned premium reserves	$7,426	$6,655	$5,929

Segregated portfolio cell segment
Deferred policy acquisition costs	$5,450	$2,885	$1,994
Unearned premium reserves	$13,362	$7,526	$5,227

Deferred income taxes. The temporary differences between the tax and book bases of assets and liabilities are recorded as deferred income taxes. At June 30, 2005, and at December 31, 2004, and 2003, EHC recorded net deferred tax assets of $2.6 million, $2.2 million and $1.7 million, respectively, including deferred tax assets of $3.3 million, $3.1 million and $2.4 million, respectively, primarily attributable to the fact that the Internal Revenue Code requires property and casualty insurance companies to discount the tax deduction for loss reserves in a manner that is different than the discounting utilized by EHC for financial reporting purposes. Management expects that the net deferred tax asset is fully recoverable. If this assumption were to change, any amount of the net deferred tax asset that EHC could not expect to recover would be provided for as an allowance and would be reflected as an increase in income tax expense in the period in which it was established.

Reinsurance. Amounts recoverable from property and casualty reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Amounts paid for reinsurance contracts are expensed over the contract period during which insured events are covered by the reinsurance contracts. Reinsurance balances recoverable on paid and unpaid loss and loss adjustment expenses are reported separately as assets, instead of being netted with the appropriate liabilities, because reinsurance does not relieve EHC of its legal liability to its policyholders. Reinsurance balances recoverable are subject to credit risk associated with the particular reinsurer. Additionally, the same uncertainties associated with estimating unpaid loss and loss adjustment expenses affect the estimates for the ceded portion of these liabilities. EHC continually monitors the financial condition of its reinsurers.

Results of Operations

The tables below summarize certain operating and key measures EHC uses to monitor and evaluate its operations.

Consolidated Results

The major components of consolidated operating revenues and net income are as follows (in thousands):

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
Operating revenues:
Net premiums written	$52,337	$44,518	$78,182	$64,317	$48,162
Net premiums earned	$42,046	$35,385	$75,507	$57,158	$40,523
Net investment income	2,013	1,363	3,081	2,195	1,371
Net realized investment gains (losses)	220	735	711	885	(468)
Equity in earnings of limited partnerships	10	27	71	62	(182)
Other revenues	312	319	635	737	876

Total operating revenues	$44,601	$37,829	$80,005	$61,037	$42,120

For the six months ended June 30, 2005 and 2004. Consolidated operating revenues increased to $44.6 million for the six months ended June 30, 2005, compared to $37.8 million for the same period in 2004, primarily reflecting higher net premiums earned and increased investment income offset by a decrease in net realized gains from $735,000 for the six months ended June 30, 2004 to $220,000 for the same period in 2005. Other revenues consist of fee-based revenue for claims administration and risk management services offered through EHC’s corporate/third party administration segment to unrelated third parties.

For the years ended December 31, 2004, 2003 and 2002. Consolidated operating revenues increased to $80.0 million for the year ended December 31, 2004, compared to $61.0 million for the same period in 2003, primarily reflecting higher net premiums earned and increased investment income. Other revenues consist of fee-based revenue for claims administration and risk management services offered through EHC’s corporate/third party administration segment to unrelated third parties.

Consolidated operating revenues increased to $61.0 million for the year ended December 31, 2003, compared to $42.1 million for the same period in 2002, primarily reflecting higher net premiums earned and increased investment income. Furthermore, EHC recognized net realized gains of $885,000 for the year ended December 31, 2003, compared to net realized losses of $468,000 in 2002. The net realized gains were driven by the interest rate environment in 2003 and the sale of certain securities that were in an unrealized gain position. In 2002, EHC recognized other-than-temporary declines in the market value of EHC’s equity and fixed income portfolios of $390,000 and $53,000, respectively.

Components of net income (loss) are as follows (in thousands):

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
Workers’ compensation insurance	$3,926	$1,308	$3,896	$(462)	$1,332
Specialty reinsurance	1,853	1,852	3,333	3,400	997
Segregated portfolio cell reinsurance (1)	—	—	—	—	—
Corporate/third-party administration	(913)	(388)	(797)	(1,235)	(806)

Net income	$4,866	$2,772	$6,432	$1,703	$1,523

(1)	The workers’ compensation insurance, specialty reinsurance and corporate third party administration segments provide services to the segregated portfolio cells. The fees paid by the segregated portfolio cells for these services are included in the revenue of the segment providing the service. The segregated portfolio cell reinsurance segment records the fees associated with these services as ceding expense, which is included in its underwriting expenses. The difference between total revenue for the segregated portfolio cell reinsurance segment for each period and the sum of losses and loss adjustment expenses, underwriting expenses, policyholder dividend expenses and other expenses is accrued as a preferred shareholder dividend expense. As a result, the segregated portfolio cell reinsurance segment has no net income for any period presented in this table.

For the six months ended June 30, 2005 and 2004. EHC recorded consolidated net income of $4.9 million for the six months ended June 30, 2005, compared to consolidated net income of $2.8 million for the same period in 2004. The increase in consolidated net income is due to an increase in net income in the workers’ compensation insurance segment partially offset by an increase in the net loss in the corporate/third-party administration segment. The net loss in the corporate/third-party administration segment increased from $388,000 for the six months ended June 30, 2004 to $913,000 for the same period in 2005 primarily due to merger related expenses of $648,000 recognized in 2005.

For the years ended December 31, 2004, 2003 and 2002. EHC recorded consolidated net income of $6.4 million for the year ended December 31, 2004, compared to consolidated net income of $1.7 million for the same period in 2003. The increase in consolidated net income is due to an increase in net income in the workers’ compensation insurance segment and a decrease in the net loss in the corporate/third-party administration segment. The net loss in the corporate/third-party administration segment decreased from $1.2 million for the year ended December 31, 2003 to $797,000 for the same period in 2004 primarily due to an improvement in the results of the segregated portfolio cells in which EHC is a preferred shareholder, partially offset by a decrease in other revenue from third-party administration services from $737,000 in 2003 to $635,000 in 2004. EHC’s preferred shareholder income was $112,000 for the year ended December 31, 2004 compared to a preferred shareholder loss of $305,000 for the same period in 2003.

EHC recorded consolidated net income of $1.7 million for the year ended December 31, 2003, compared to consolidated net income of $1.5 million for 2002. The increase in consolidated net income in 2003 compared to 2002 is due to an increase in net income in the specialty reinsurance segment, offset by a net loss in the workers’ compensation segment and an increase in the net loss in the corporate/third-party administration segment. The net loss in the corporate/third-party administration segment increased from $806,000 for the year ended December 31, 2002 to $1.2 million for the same period in 2003 primarily due to a decrease in other revenue from third-party administration services from $876,000 in 2002 to $737,000 in 2003 and an increase in EHC’s preferred shareholder loss from $70,000 for the year ended December 31, 2002 to $305,000 for the same period in 2003.

Workers’ Compensation Insurance

The workers’ compensation segment consists of the operating results of Eastern Alliance and Allied Eastern. Summarized financial results of the workers’ compensation segment are as follows (in thousands):

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
Revenue:
Direct premiums written	$46,934	$40,560	$69,525	$57,671	$43,096
Reinsurance premiums assumed	244	213	370	318	251
Ceded premiums written	22,803	19,817	30,997	22,447	15,809

Net premiums written	24,375	20,956	38,898	35,542	27,538
Change in unearned premiums	(3,684)	(2,172)	350	(4,325)	(3,902)

Net premiums earned	20,691	18,784	39,248	31,217	23,636
Investment income, net of expenses	1,326	937	2,083	1,486	1,002
Net realized investment gains (losses)	211	614	673	889	(340)

Total revenue	$22,228	$20,335	$42,004	$33,592	$24,298

Expenses:
Loss and loss adjustment expenses	$13,656	$14,934	$30,221	$28,484	$18,268
Underwriting expenses	115	1,023	853	1,694	551
Other expenses	2,666	2,426	5,220	4,216	3,369
Policyholder dividend expense	91	137	174	169	362

Total expenses	16,528	$18,520	$36,468	$34,563	$22,550

Income (loss) before income taxes	5,700	1,815	5,536	(971)	1,748
Income taxes (benefit)	1,774	507	1,640	(509)	416

Net income (loss)	$3,926	$1,308	$3,896	$(462)	$1,332

Net Income

Net income for the six months ended June 30, 2005 and 2004. Net income for the workers’ compensation segment increased to $3.9 million for the six months ended June 30, 2005, compared to $1.3 million for the same period in 2004 as a result of a decrease in the calendar year loss and loss adjustment expense ratio from 79.5% in 2004 to 66.0% in 2005, compounded renewal rate increases of 7.8% in 2004 contributing to the increase in 2005 earned premiums, and 17.1% year-over-year growth in segregated portfolio cell business writings contributing to increased fee based revenues. EHC does not believe that the favorable loss and loss adjustment expense ratio of 66.0% experienced by EHC during the first six months of 2005 is sustainable in the workers’ compensation business on a consistent basis, and if this ratio increases in future periods our net income may decline.

Net income for the years ended December 31, 2004, 2003 and 2002. Net income for the workers’ compensation business segment was $3.9 million for the year ended December 31, 2004, compared to a net loss of $462,000 for 2003. The increase in net income from 2003 to 2004 is a result of a decrease in the calendar year loss and loss adjustment expense ratio from 91.2% in 2003 to 77.0% in 2004, compounded renewal rate increases of 7.8% in 2004 and 14.4% in 2003 contributing to increases in earned premiums, 50.4% year-over-year growth in segregated portfolio cell business writings contributing to increased fronting fees, and the continued market acceptance of guaranteed cost policies versus policyholder dividend policies.

The workers’ compensation segment experienced a net loss of $462,000 for the year ended December 31, 2003, compared to net income of $1.3 million for 2002 as a result of an increase in the calendar year loss ratio from 77.3% in 2002 to 91.2% in 2003 and the recognition of ceding commission revenue of $636,000 on a formerly in-force reinsurance agreement in 2002 whereas there was no ceding commission revenue under the 2003 in-force reinsurance agreement. The higher reported loss ratio in 2003 was partially offset by compounded renewal rate increases of 14.4% in 2003 and 17.6% in 2002 contributing to increases in earned premiums, strong segregated portfolio cell business writings in 2003 contributing to increased fee based revenues, the continued market acceptance of guaranteed cost policies versus policyholder dividend policies, and net realized gains of $889,000 in 2003 compared to a net realized loss in 2002 of $340,000.

Premiums

Premiums for the six months ended June 30, 2005 and 2004. Direct premiums written for the six months ended June 30, 2005, were $46.9 million, compared to $40.6 million for 2004. The increase relates to a $2.9 million increase in alternative markets production in 2005 compared to 2004, which is ceded 100% to the segregated portfolio cell segment, and strong writings in traditional business in 2005 compared to 2004. Direct premiums written in alternative markets were $19.9 million for the six months ended June 30, 2005, compared to $17.0 million for the same period in 2004, an increase of 17.1%. The increase in alternative markets direct premiums written during 2005 relates to growth in existing accounts.

Net premiums written for the six months ended June 30, 2005, increased by $3.4 million to $24.4 million compared to $21.0 million for the six months ended June 30, 2004. The increase in net premiums written of 16.2% reflects increases in traditional production, because alternative markets business is ceded 100% to the segregated portfolio cell segment. Direct premiums written after cession of the alternative markets premiums to the segregated portfolio cell segment were $27.0 million for the six months ended June 30, 2005, compared to $23.6 million in 2004, an increase of 14.4%. The increase in net premiums written of 16.2% compared to direct premiums written after alternative market cessions of 14.4% is primarily due to more favorable terms with EHC’s unaffiliated reinsurers.

Premiums for the years ended December 31, 2004, 2003 and 2002. Direct premiums written for the year ended December 31, 2004, were $69.5 million, compared to $57.7 million for 2003. The majority of the increase relates to strong production in alternative markets programs in 2004, which is ceded 100% to the segregated portfolio cell segment and renewal rate increases of 7.8% in 2004. Direct premiums written in alternative markets were $26.0 million for the year ended December 31, 2004, compared to $17.3 million for the same period in 2003, an increase of 50.3%. The majority of the increase in alternative markets direct premiums written during 2004 related to the addition of three new programs and growth in existing accounts.

Net premiums written for the year ended December 31, 2004, increased by $3.4 million to $38.9 million compared to $35.5 million for the year ended December 31, 2003. The increase in net premiums written of 9.6% reflected increases in traditional production, because alternative markets business was ceded 100% to the segregated portfolio cell segment. Direct premiums written after cession of the alternative markets premiums to the segregated portfolio cell segment were $43.5 million for the year ended December 31, 2004, compared to $40.4 million in 2003, an increase of 7.7%. The increase in net premiums written of 9.6% compared to direct premiums written after alternative market cessions of 7.7% was primarily due to more favorable terms with EHC’s unaffiliated reinsurers.

Direct premiums written for the year ended December 31, 2003, were $57.7 million, compared to $43.1 million for 2002. The majority of the increase relates to strong production in alternative markets programs, which is ceded 100% to the segregated portfolio cell segment, and traditional business in 2003. Direct premiums written in alternative markets and traditional business were $17.3 million and $40.4 million, respectively, for the year ended December 31, 2003, which were increases of 41.8% and 30.7%, respectively, over the same period in the prior year. A significant portion of the traditional workers’ compensation direct premiums written increase relates to a $4.1 million new business program account written effective July 1, 2003, for a group of insureds in Lancaster County, Pennsylvania. Overall renewal rate increases were 14.4% in 2003, compared to 17.6% in 2002.

Net premiums written for the year ended December 31, 2003, increased by $8.0 million to $35.5 million, compared to $27.5 million for the year ended December 31, 2002. The increase in net premiums written of 29.1% reflects increases in traditional business production, because alternative markets business is ceded 100% to the segregated portfolio cell segment.

Losses and Expenses

The workers’ compensation ratios and reserves for losses and loss adjustment expenses were as follows:

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
Loss and LAE ratio	66.0%	79.5%	77.0%	91.2%	77.3%
Expense ratio	13.4%	18.4%	15.5%	18.9%	16.6%
Policyholders’ dividend ratio	0.4%	0.7%	0.4%	0.5%	1.5%

Combined ratio	79.8%	98.6%	92.9%	110.6%	95.4%

Losses and expenses for the six months ended June 30, 2005 and 2004. The calendar period loss and loss adjustment expense ratio was 66.0% in 2005, compared to 79.5% in 2004. The decrease in the calendar year loss and loss adjustment expense ratio from 2004 to 2005 relates to a decrease in the current accident period loss development factors used to estimate EHC’s loss and loss adjustment expenses in 2005 compared to 2004, the continued decrease in claim frequency, and a slight decrease in severity related claims in 2005. The decrease in current accident period loss development factors from 2004 to 2005 relates primarily to significant claim settlements during 2004 and the first six months of 2005 for amounts at, or less than, previously established case and IBNR reserves. This decrease had the effect of lowering loss development factors as of December 31, 2004 and as of June 30, 2005. EHC utilizes loss development factors in a variety of actuarial methodologies to estimate its reserves for losses and loss adjustment expense in the current accident period and to monitor its recorded ultimate loss and loss adjustment expenses in prior accident periods. Management of EHC believes that the realization of the benefits of its return-to-work controls implemented in 2003 coupled with an improved economy in its underwriting territories during 2004 and 2005 enabled it to record the lower than reserved for claim settlements. There was no adverse loss development recorded for the six months ended June 30, 2005 or 2004. For the six months ended June 30, 2005, there was one large claim that produced a net retention to EHC of $400,000, compared to two similar claims in 2004 that produced a net combined retention of $800,000.

Underwriting expenses decreased from $1.0 million in 2004 to $115,000 in 2005 primarily due to the Security Fund of Pennsylvania determining that there would not be an assessment in 2005, resulting in a reduction in the accrual for the Security Fund assessment in the amount of $695,000 and increases in fee-based revenue from alternative market direct written premiums from 2004 to 2005, slightly offset by increases in commissions and premium taxes/assessments related to the increase in direct written premiums during 2005. Fee based revenue from the alternative markets segment is netted against underwriting expenses. Other expenses increased from $2.4 million in 2004 to $2.7 million in 2005, an increase of $300,000, or 12.5%. The primary reason for the increase is direct premiums written growth of 15.7%, which required the incurrence of internal administrative costs associated with production increases. The decrease in the expense ratio to 13.4% in 2005 from 18.4% in 2004 reflects these expense movements and an increased earned premiums base of 10.2%.

Policyholder dividends incurred decreased $46,000 to $91,000 for the six months ended June 30, 2005, compared to $137,000 for the same period in 2004. The decrease in policyholder dividends incurred from 2004 to 2005 relates to the incurrence of additional losses on dividend participating policies in 2005, decreasing the amount of dividend that is ultimately payable. Dividends represent payments to customers who purchased participating policies that produced favorable loss ratios. In 2005, 97.0% of all policies were written on a guaranteed cost basis, compared to 97.3% in 2004.

Losses and expenses for the years ended December 31, 2004, 2003 and 2002. The calendar year loss and loss adjustment expense ratio was 77.0% in 2004, compared to 91.2% in 2003. The decrease in the calendar year loss and loss adjustment expense ratio from 2003 to 2004 relates to adverse loss development on accident years 2002 and prior, recorded in 2003, in the amount of approximately $4.3 million compared to no adverse development in 2004, and a decrease in severity-related claims in 2004 compared to 2003. The adverse development in 2003 was the result of more difficult than anticipated return-to-work issues associated with injured workers attributable to the post September 11, 2001 economic downturn. As a result, in 2003 EHC began recording higher base case reserves to incorporate future potential return-to-work issues. For the year ended December 31, 2004, there were two large claims that produced a net combined retention to EHC of $800,000, compared to four similar claims in 2003 that produced a net combined retention of $1.5 million.

The calendar year loss and loss adjustment expense ratio increased to 91.2% in 2003, compared to 77.3% for the same period in 2002. The primary reason for the increase in the loss and loss adjustment expense ratio is due to the recording of adverse development in loss and loss adjustment expense of $4.3 million in 2003 compared to $3.1 million in 2002, the recording of higher base case reserves in 2003 to incorporate future potential return-to-work issues, and an increase in severity-related claims in 2003 compared to 2002. The adverse development in 2003 was the result of more difficult than anticipated return-to-work issues as described in the preceding paragraph. In 2003, EHC had four large claims that produced a net combined retention of $1.5 million, compared to 2002 severity-related claims that produced a net combined retention of $950,000.

Underwriting expenses decreased from $1.7 million in 2003 to $853,000 in 2004. This decrease was primarily due to the Security Fund of Pennsylvania determining that there would not be an assessment in 2004, resulting in a reduction in the accrual for the Security Fund assessment in the amount of $570,000 and growth in fronting fee revenue from the alternative markets business unit, which is netted against underwriting and administrative expenses, partially offset by increased producers’ commissions and premium taxes associated with increases in direct premiums written. Other expenses increased from $4.2 million in 2003 to $5.2 million in 2004, an increase of $1.0 million, or 23.8%. The primary reason for the increase is direct premiums written growth of 20.6%, which required increased staffing and the incurrence of other costs associated with production increases. The decrease in the expense ratio to 15.5% in 2004 from 18.9% in 2003 reflects these expense movements and an increased earned premiums base of 25.7%.

Policyholder dividends incurred increased $5,000 to $174,000 for the year ended December 31, 2004, compared to $169,000 for the same period in 2003. Dividends represent premiums returned to customers who purchased participating policies that produced favorable loss ratios. In 2004, 95.7% of all policies were written on a guaranteed cost basis, compared to 95.3% in 2003.

Underwriting expenses increased from $551,000 in 2002 to $1.7 million in 2003 primarily due to increases in commissions and premium taxes/assessments related to the increase in direct premiums written during 2003, the recognition of a $636,000 ceding commission on a three-year reinsurance agreement in 2002 that was no longer available in 2003 and the fact that EHC did not receive a 2002 Security Fund assessment, which further lowered 2002 expenses by approximately $270,000, offset by the increase in fee-based revenue from alternative market direct premiums written from 2002 to 2003. Other expenses increased from $3.4 million in 2003 to $4.2 million in 2004, an increase of $0.8 million, or 23.5%. The primary reason for the increase is direct premiums written growth of 33.8%, which required increased staffing and the incurrence of other internal costs associated with production increases. The increase in the expense ratio in 2003 to 18.9% compared to 16.6% in 2002 reflects these expense movements and an increased earned premiums base of 32.1%.

Policyholder dividends incurred decreased $193,000 to $169,000 for the year ended December 31, 2003, compared to $362,000 for 2002. The decrease in policyholder dividends incurred is due to the increase in the base case reserves as previously described that resulted in higher loss ratios on dividend policies, excluding some policies from dividend eligibility, and the fact that more policies were written on a guaranteed cost basis. In 2003, 95.3% of all policies were written on a guaranteed cost basis, compared to 85.2% for the same period in 2002.

Net Investment Income

Net investment income for the six months ended June 30, 2005 and 2004. Net investment income increased for the six months ended June 30, 2005, by $389,000, or 41.5%, to $1.3 million compared to $937,000 for 2004. The primary reason for the increase was an increase in the size of the invested asset base due to positive cash flow resulting from increased net premiums written.

Net investment income for the years ended December 31, 2004, 2003 and 2002. Net investment income increased for the year ended December 31, 2004, by $597,000, or 40.2%, to $2.1 million compared to $1.5 million for 2003. Net investment income increased for the year ended December 31, 2003, by $484,000, or 48.3%, to $1.5 million compared to $1.0 million for the same period in 2002. The primary reason for each increase was an increase in the size of the investable asset base due to positive cash flow resulting from increased net premiums written.

Net Realized Gains

Net realized gains for the six months ended June 30, 2005 and 2004. For the six months ended June 30, 2005, and 2004, net realized gains were $211,000 and $614,000, respectively. The decrease in net realized gains were driven by the more favorable interest rate environment in the first half of 2004 and EHC’s ability to sell certain securities that were in an unrealized gain position.

Net realized gains for the years ended December 31, 2004, 2003 and 2002. For the years ended December 31, 2004, and 2003, net realized gains were $673,000 and $889,000, respectively. For the year ended December 31, 2002, net realized losses were $340,000. The net realized gains were driven by the interest rate environment in 2004 and 2003 and EHC’s ability to sell certain securities that were in an unrealized gain position. In 2004 and 2002, EHC recognized other-than-temporary declines in the market value of its investment portfolios in its workers’ compensation insurance segment of $105,000 and $426,000, respectively.

Tax Expense

Tax expense for the six months ended June 30, 2005 and 2004. The increase in income tax expense from $507,000 at June 30, 2004, to $1.8 million at June 30, 2005, was primarily due to the increase in pre-tax income. The effective tax rate for the six months ended June 30, 2005 was 31.1%. The primary difference between the statutory tax rate of 34.0% and the effective tax rate relates to tax exempt income from EHC’s municipal fixed income portfolio.

Tax expense for the years ended December 31, 2004, 2003 and 2002. The increase in income tax expense from a $509,000 tax benefit at December 31, 2003, to a $1.6 million tax expense at December 31, 2004, was primarily due to the increase in pre-tax income. The effective tax rate for the year ended December 31, 2004 was 29.6%. The primary difference between the statutory tax rate of 34.0% and the effective tax rate relates to tax exempt income from EHC’s municipal fixed income portfolio. The decrease in income tax expense from $416,000 at December 31, 2002, to a $509,000 benefit at December 31, 2003, is primarily due to the pre-tax income position in 2002 compared to a pre-tax loss position in 2003.

Specialty Reinsurance

The specialty reinsurance business segment consists primarily of the core operating results of Eastern Re. Summarized financial results of the specialty reinsurance segment are as follows (in thousands):

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
Revenue:
Reinsurance premiums assumed	$8,036	$6,558	$13,263	$11,471	$8,431
Change in unearned premiums	(771)	(703)	(727)	(1,464)	(1,030)

Net premiums earned	$7,265	$5,855	$12,536	$10,007	$7,401
Investment income, net of expenses	412	216	530	406	303
Net realized investment gains (losses)	(3)	121	36	106	(10)
Equity in earning (losses) of limited partnerships	10	27	71	62	(182)
Other revenue	584	403	631	484	418

Total revenue	$8,268	$6,622	$13,804	$11,065	$7,930

Expenses:
Loss and loss adjustment expenses	$3,909	$2,624	$6,042	$4,017	$4,127
Underwriting expenses	2,246	1,864	3,984	3,242	2,404
Other expenses	260	282	445	406	402

Total expenses	$6,415	$4,770	$10,471	$7,665	$6,933

Net income	$1,853	$1,852	$3,333	$3,400	$997

Net Income

Net income for the six months ended June 30, 2005 and 2004. Net income for the specialty reinsurance segment remained consistent at $1.9 million for the six months ended June 30, 2005 and 2004. Increases in earned premiums of 24.1%, in investment income and in fee based revenue from alternative markets fronting programs, were offset by an increase in loss and loss adjustment expenses in 2005 compared to 2004.

Net income for the years ended December 31, 2004, 2003 and 2002. Eastern Re’s net income remained consistent at $3.3 million for the year ended December 31, 2004 compared to $3.4 million for the same period in 2003. Increases in earned premiums of 25.3%, in investment income of 30.5% and in fee based revenue from alternative markets fronting programs (included as “other revenue”), were offset by an increase in loss and loss adjustment expense in 2004 compared to 2003.

Net income for Eastern Re increased to $3.4 million for the year ended December 31, 2003, compared to $997,000 for 2002 due to an increase in earned premiums of 35.2%, an increase in investment income of 34.0%, increases in fee based revenue from alternative market programs and a decrease in the calendar year loss and loss adjustment expenses in 2003 compared to 2002.

Premiums

Reinsurance premiums assumed are generated in the specialty reinsurance business segment by Eastern Re’s participation in quota share reinsurance agreements with a large primary insurer, pursuant to which the specialty reinsurance segment assumes premiums from such insurer in an amount equal to Eastern Re’s quota share participation percentage. The two programs in the specialty reinsurance segment under participation with such insurer are EnviroGuard and a non-hazardous waste service liability product. AmPro is the managing general agency that handles the production, underwriting, policy administration and claims of these programs. Lawrence W. Bitner, a director of Eastern Holdings and EHC, manages this program business for AmPro. The EnviroGuard program provides coverage to underground storage tank owners, as required by the Environmental Protection Agency, for third-party off-site bodily injury and property damage claims as well as clean-up coverage and first party on-site claims. Both AmPro and the primary insurer produce premiums for the EnviroGuard program. The second program is sponsored by the Environmental Industry Association (“EIA”), and offers an automobile liability program for companies engaged in non-hazardous waste service activity. AmPro produces all of the premiums for this program. Eastern Re’s participation percentages under the quota share reinsurance agreements with such insurer were as follows:

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004		2003		2002
Zurich – EnviroGuard	25%	30%	30%/25	%(1)	30%		30%
EIA liability	25%	20%	20%/25	%(2)	10%/20	%(2)	10%

(1)	Effective July 1, 2004, Eastern Re’s participation percentages under the quota share reinsurance agreement for EnviroGuard was reduced from 30% to 25% and was increased from 20% to 25% for the EIA liability products.

(2)	Effective July 1, 2003, the EIA liability quota share participation was increased from 10% to 20%.

The quota share percentages result from negotiations with the primary insurer for each contract year.

Reinsurance premiums assumed by line of business were as follows (in thousands):

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
EnviroGuard	$5,581	$4,812	$9,404	$8,210	$6,853
EIA liability	2,455	1,746	3,859	3,261	1,578

Total gross written premiums	$8,036	$6,558	$13,263	$11,471	$8,431

Premiums for the six months ended June 30, 2005 and 2004. Reinsurance premiums assumed increased to $8.0 million for the six months ended June 30, 2005, compared to $6.6 million for the six months ended June 30, 2004. Strong cessions in the underground storage tank product, partially offset by a decrease in the quota share percentage from 2004 to 2005 and an increase in the quota share participation percentage for the EIA liability product for the same period, contributed to the overall increase in gross production.

Premiums for the years ended December 31, 2004, 2003 and 2002. Reinsurance premiums assumed increased to $13.3 million for the year ended December 31, 2004, compared to $11.5 million for the year ended December 31, 2003. Strong writings in the underground storage tank product and an increase in the quota share participation percentage for the EIA liability product effective July 1, 2004, contributed to the overall increase in gross production, slightly offset by a reduction in the quota share percentage for the underground storage tank product effective July 1, 2004.

Reinsurance premiums assumed increased to $11.5 million for the year ended December 31, 2003, compared to $8.4 million for the year ended December 31, 2002. Strong writings in the underground storage tank product contributed to the overall increase in gross production together with an increase in EHC’s quota share percentage related to the EIA liability product effective July 1, 2003.

Losses and Expenses

EHC’s specialty reinsurance ratios were as follows:

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
Loss and LAE ratio	53.8%	44.8%	48.2%	40.1%	55.8%
Expense ratio	34.5%	36.7%	35.3%	36.5%	37.9%

Combined ratio	88.3%	81.5%	83.5%	76.6%	93.7%

Losses and expenses for the six months ended June 30, 2005 and 2004. The calendar year loss and loss expense ratio increased to 53.8% in 2005, compared to 44.8% in 2004 primarily due to the unfavorable development in 2005 of a single prior accident year claim in the amount of $644,431, partially offset by more favorable accident period reported loss experience on the remaining claims in 2005 compared to 2004. The increase in the reserve for loss and loss adjustment expense on the single prior accident year claim was established by the primary insurer as a result of an unfavorable court decision in 2005 related to a petition filed by an insured.

As part of its quota share reinsurance agreement with the primary insurer, Eastern Re pays the primary insurer a ceding commission based on assumed premiums. For the six months ended June 30, 2005 and 2004, the ceding commissions paid to the primary insurer were 30.5% and 32.5%, respectively. Other expenses of $260,000 were incurred for the six months ended June 30, 2005, compared to $282,000 for the same period in 2004. Other expenses consist primarily of accounting, banking, management services and legal fees.

Losses and expenses for the years ended December 31, 2004, 2003 and 2002. The calendar year loss and loss expense ratio increased to 48.2% in 2004, compared to 40.1% in 2003 primarily due to adverse development of $765,000 in 2004 compared to $520,000 in 2003 and higher reported claims from the ceding company in 2004 compared to 2003. The unfavorable prior year development was the result of changes in estimates as losses emerged at a higher rate than had been originally anticipated when the reserves were estimated. The calendar year loss and loss expense ratio decreased to 40.1% in 2003, compared to 55.8% in 2002, primarily due to a decrease in adverse development from $1.8 million in 2002 to $520,000 in 2003. The unfavorable prior year development in 2002 was primarily related to a significant number of late reported claims by the ceding company.

As part of its quota share reinsurance agreement with the primary insurer, Eastern Re pays the primary insurer a ceding commission based on assumed premiums. For the years ended December 31, 2004, 2003 and 2002, the ceding commissions paid to the primary insurer ranged from 30.5% to 32.5%. Other expenses of $445,000 were incurred for the year ended December 31, 2004, compared to $406,000 for the same period in 2003. Other expenses for the year ended December 31, 2002 were $402,000. Other expenses consist primarily of accounting, banking, management services and legal fees.

Net Investment Income

Net investment income for the six months ended June 30, 2005 and 2004. Net investment income was $412,000 for the six months ended June 30, 2005, compared to $216,000 in 2004. The increase in investment income is due primarily to EHC securing an uncollateralized letter of credit facility in the third quarter of 2004 enabling it to provide letters of credit as required by the primary insurer without encumbering its invested assets. Prior to this arrangement, EHC was required to maintain the majority of its investments in low yielding cash equivalents to satisfy lien requirements of lending institutions compared to the high quality fixed income portfolio with a longer duration and higher yields that EHC holds after implementation of the facility. Also, increases in assumed premium produced favorable cash flow from operations, which increased the total assets invested.

Net investment income for the years ended December 31, 2004, 2003 and 2002. Net investment income was $530,000 for the year ended December 31, 2004, compared to $406,000 in 2003 and $303,000 in 2002. The increase in investment income in each period is due to an increase in the invested asset base due to positive cash flow resulting from increases in assumed premiums.

Segregated Portfolio Cell Reinsurance

Summarized financial results of the segregated portfolio business segment are as follows (dollars in thousands).

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
Revenue:
Reinsurance premiums assumed	$19,926	$17,003	$26,021	$17,304	$12,193
Change in unearned premiums	(5,836)	(6,257)	(2,298)	(1,370)	(2,707)

Net premiums earned	14,090	10,746	23,723	15,934	9,486
Investment income, net of expenses	176	108	241	128	52

Total revenue	$14,266	$10,854	$23,964	$16,062	$9,538

Expenses:
Loss and loss adjustment expenses	$8,133	$6,177	$13,548	$9,835	$5,110
Underwriting expenses	5,569	4,258	9,423	6,408	3,896
Other expenses	234	92	240	205	122
Policyholder dividend expense	4	(1)	(6)	(20)	51
Preferred shareholder dividend expense (1)	326	328	759	(366)	359

Total expenses	$14,266	$10,854	$23,964	$16,062	$9,538

Net income (1)	$0	$0	$0	$0	$0

(1)	The workers’ compensation insurance, specialty reinsurance and corporate third party administration segments provide services to the segregated portfolio cells. The fees paid by the segregated portfolio cells for these services are included in the revenue of the segment providing the service. The segregated portfolio cell reinsurance segment records the fees associated with these services as ceding expense, which is included in its underwriting expenses. The difference between total revenue for the segregated portfolio cell reinsurance segment for each period and the sum of losses and loss adjustment expenses, underwriting expenses, policyholder dividend expenses and other expenses is accrued as a preferred shareholder dividend expense. As a result, the segregated portfolio cell reinsurance segment has no net income for any period presented in this table.

Premiums

Premiums for the six months ended June 30, 2005 and 2004. Reinsurance premiums assumed for the six months ended June 30, 2005, increased by $2.9 million to $19.9 million, compared to $17.0 million for 2004. The increase over the prior period was due to strong renewals on existing accounts. There were no new programs added in the first six months of 2005.

Premiums for the years ended December 31, 2004, 3003 and 2002. Reinsurance premiums assumed for the year ended December 31, 2004, increased by $8.7 million to $26.0 million, compared to $17.3 million for 2003. The increase over the prior period was due to strong renewals on existing accounts and the addition of three new programs in 2004. Additionally, renewal rate increases of 6.1% contributed to the overall increase in reinsurance premiums assumed.

Reinsurance premiums assumed for the year ended December 31, 2003, increased by $5.1 million to $17.3 million, compared to $12.2 million for 2002. The increase over the prior period was due to strong renewal retention on existing accounts, organic new business growth, and the addition of one new program in 2003. Additionally, renewal rate increases of 10.7% contributed to the overall increase in reinsurance premiums assumed.

Losses and Expenses

EHC’s segregated portfolio cell underwriting ratios were as follows:

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
Loss and LAE ratio	57.7%	57.5%	57.1%	61.7%	53.9%
Expense ratio	41.2%	40.5%	40.7%	41.4%	42.9%

GAAP combined ratio (1)	98.9%	98.0%	97.8%	103.1%	96.8%

(1)	The sum of the loss and loss adjustment expense ratio and the expense ratio.

Losses and expenses for the six months ended June 30, 2005 and 2004. The calendar year loss and loss adjustment expense ratio was 57.7% in 2005 compared to 57.5% in 2004. The calendar year loss ratio remained consistent from 2004 to 2005 primarily due to an increase in severity related claims in 2005 compared to 2004 offset by a decrease in the current accident period actuarial indications for reasons discussed in the workers’ compensation segment. For the six months ended June 30, 2005, there were two large claims that produced a net combined retention to EHC of $600,000, compared with no large claims for the same period in 2004.

Underwriting expenses increased from $4.3 million in 2004 to $5.6 million in 2005 primarily due to increases in assumed premiums written. Underwriting expenses consist of the ceding commissions due under the reinsurance agreements with Eastern Alliance and/or Allied Eastern. Other expenses consist primarily of accounting, banking and legal fees. The expense ratios of 41.2% and 40.5% for the six months ended June 30, 2005 and 2004, respectively, are consistent with the contractual ceding commissions for those periods. The costs associated with each individual segregated portfolio cell purchasing reinsurance, primarily from Lloyd’s of London, is included as part of the ceding commission.

Preferred shareholder dividend expense was $326,000 and $328,000 for the six months ended June 30, 2005 and 2004, respectively. The preferred shareholder expense represents the amount of net income or loss in a specific period that may be payable to the preferred shareholders.

Losses and expenses for the years ended December 31, 2004, 2003 and 2002. The calendar year loss and loss adjustment expense ratio was 57.1% in 2004 compared to 61.7% in 2003. The decrease in the calendar year loss ratio from 2003 to 2004 primarily relates to a decrease in adverse development in 2004 versus 2003 of 35.6%. The unfavorable prior year development of $1.0 million and $1.6 million for the years ended December 31, 2004 and 2003, respectively, related to the segregated portfolio cell reinsurance business was the result of return-to-work issues with injured workers due to economic conditions and actual development exceeding expectations based on the industry development factors used in prior years. The unfavorable prior year development on the segregated portfolio cell reinsurance business is collateralized by letters of credit provided by the segregated portfolio cells’ shareholders.

Underwriting expenses increased from $6.4 million in 2003 to $9.4 million in 2004 primarily due to increases in assumed premiums written. Underwriting expenses consist entirely of the ceding commissions due under the reinsurance agreements with Eastern Alliance and/or Allied Eastern. Other expenses consist primarily of accounting, banking, and legal fees. The expense ratios of 40.7% and 41.4% in 2004 and 2003, respectively, are consistent with the contractual ceding commissions for those periods.

The calendar year loss and loss adjustment expense ratio was 61.7% in 2003 compared to 53.9% in 2002. The increase in the calendar year loss ratio from 2002 to 2003 was indicative of the base case reserve strengthening noted in the workers’ compensation insurance segment above.

Total underwriting expenses increased from $3.9 million in 2002 to $6.4 million in 2003 primarily due to increases in assumed premiums written. The expense ratios of 41.4% and 42.9% are consistent with the contractual ceding commissions for those periods.

Preferred shareholder dividend expense increased from a negative $366,000 for the year ended December 31, 2003 to $759,000 for the same period in 2004. The preferred shareholder dividend expense represents the amount of net income or loss in a specific period that may be payable to the preferred shareholders. Accordingly, the negative $366,000 preferred shareholder expense in 2003 was equal to the aggregate net loss of all the segregated portfolio cells for the year ended December 31, 2003 and the preferred shareholder dividend expense of $759,000 for 2004 was equal to the aggregate net income of all the segregated portfolio cells for the year ended December 31, 2004.

Preferred shareholder dividend expense decreased from $359,000 for the year ended December 31, 2002 to a negative $366,000 for the same period in 2003.

Corporate/Third-Party Administration

The corporate/third party administration segment includes the accounts of EHC, Eastern Services, Global Alliance, Employers Alliance and certain elimination entries required to reconcile the segment data to the consolidated statement of operations. In addition to claims administration and risk management services to the Eastern Alliance Insurance Group, the corporate/third-party administration segment participates in third-party contracts. Business generated by the workers’ compensation insurance and segregated portfolio cell segments accounted for approximately 79.9% and 74.6%, respectively, of its total revenue for the six months ended June 30, 2005 and 2004. Business generated by the workers’ compensation insurance and segregated portfolio cell segments accounted for approximately 75.3% and 67.5%, respectively, of its total revenue for the years ended December 31, 2004 and 2003. The remaining third party administration business is included in “other revenue” in the consolidated statement of operations included herein.

Financial Position

As of June 30, 2005 and December 31, 2004. At June 30, 2005, total assets were $183.7 million compared with $153.6 million at December 31, 2004. The $30.1 million increase was primarily due to the increase in the cash and invested asset base of $15.3 million resulting from the strong premium growth in the workers’ compensation, specialty reinsurance, and segregated portfolio cell segments.

At June 30, 2005, total liabilities were $137.2 million, compared with $111.9 million at December 31, 2004. The $25.3 million increase was primarily due to the growth in reserves for losses and loss adjustment expenses and unearned premiums. The reserve for unpaid losses and loss adjustment expenses was $74.0 million at June 30, 2005, compared with $63.1 million at December 31, 2004. The unearned premium reserves were $40.9 million at June 30, 2005, compared with $30.6 million at December 31, 2004. These increases were due to the premium growth experienced during 2005.

Total shareholders’ equity increased to $46.5 million at June 30, 2005, from $41.7 million as of December 31, 2004, an increase of $4.8 million or 11.5%. The increase in shareholders’ equity reflects net income of $4.9 million for the six months ended June 30, 2005.

As of December 31, 2004 and December 31, 2003. At December 31, 2004, total assets were $153.6 million compared with $130.1 million at December 31, 2003. The $23.5 million increase was primarily due to the increase in the cash and invested asset base of $26.3 million resulting from the strong premium growth in the workers’ compensation and segregated portfolio cell segments.

At December 31, 2004, total liabilities were $111.9 million, compared with $94.7 million at December 31, 2003. The $17.2 million increase was primarily due to the growth in reserves for losses and loss adjustment expenses and unearned premiums. The reserve for unpaid losses and loss adjustment expenses was $63.1 million at December 31, 2004, compared with $45.1 million at December 31, 2003. The unearned premium reserves were $30.6 million at December 31, 2004, compared with $27.9 million at December 31, 2003. These increases were due to the premium growth experienced during 2004.

Total shareholders’ equity increased to $41.7 million at December 31, 2004, from $35.4 million as of December 31, 2003, an increase of $6.3 million or 17.8%. Most of the increase in shareholders’ equity was net income of $6.4 million for the year ended December 31, 2004.

Liquidity and Capital Resources

Liquidity is a measure of an entity’s ability to secure sufficient cash to meet its contractual obligations and operating needs. EHC’s principal sources of funds are underwriting operations, investment income and proceeds from sales and maturities of investments. EHC’s primary use of funds is to pay claims and operating expenses and to purchase investments.

EHC’s investment portfolio is structured so that investments mature periodically over time in reasonable relation to current expectations of future claim payments. EHC’s investment portfolio as of December 31, 2004, had an effective duration of 4.3 years with individual maturities extending in excess of 15 years. Currently, claim payments are made from positive cash flow from operations, but EHC also invests excess cash in securities with appropriate maturity dates matched against anticipated future claim payments. As these securities mature, EHC intends to invest any excess funds with appropriate durations to match expected future claim payments.

EHC and its subsidiaries also have lines of credit available to provide additional liquidity if needed. EHC has a $2.3 million line of credit, Employers Alliance has a $50,000 line of credit and Eastern Re has a $15 million letter of credit facility if needed to secure obligations to reinsurers.

On May 15, 2003, Global Alliance Statutory Trust I, a business trust subsidiary formed by Global Alliance, issued $8.0 million of fixed/floating rate trust preferred securities. These securities have a thirty-year maturity, with a provision that allows the trust, at the direction of Global Alliance, to call these securities at par after five years from the date of issuance. Cash distributions will be paid quarterly in arrears at a rate of 7.35% for a period of five years and will float thereafter at 410 basis points over the three-month London Inter-Bank Offer Rate. EHC guarantees all obligations of the trust with respect to distributions and payments of these securities. Proceeds from the sale of these securities by the trust were used to acquire $8.0 million of fixed/floating rate junior subordinated debt issued by Global Alliance. This debt has the same terms with respect to maturity, payments, and distributions as the fixed/floating rate trust preferred securities issued by the trust.

EHC’s ability to manage liquidity results, in part, from the purchase of reinsurance to protect EHC against severe claims and catastrophic events. Effective May 1, 2005, the reinsurance program provides EHC with 100% reinsurance protection for each loss occurrence in excess of $500,000, up to $40 million. See “Business of EHC – Reinsurance.” Given industry trends, EHC believes it is sufficiently capitalized to retain the first $500,000 of each loss occurrence.

Our domestic insurance subsidiaries’ ability to pay dividends to EHC is limited by the insurance laws and regulations of Pennsylvania. The maximum dividend that the domestic insurance entities may pay without prior approval from the Department is limited to the greater of 10% of statutory surplus or 100% of statutory net income for the most recently filed annual statement. The maximum amount of dividend that may be paid by EHC’s domestic insurance subsidiaries in 2005 without regulatory approval is $3.6 million. Eastern Re must receive approval from the Cayman Islands Monetary Authority before it can pay any dividend to EHC.

Cash Flows

The primary sources of cash flows in EHC are net premiums written, investment income, and proceeds from the sale or maturity of investments. EHC’s reconciliation of net income to cash provided from operations is generally influenced by the collection of premiums in advance of paid losses. The major components of cash flow are as follows for the six months ended June 30, 2005 and 2004 and for the years ended December 31, 2004, 2003, and 2002 (in thousands):

	June 30,		December 31,
	2005	2004	2004	2003	2002
Cash flow provided by operating activities	$15,431	$11,480	$26,536	$22,736	$13,050
Cash flow used in investing activities	(23,645)	(6,131)	(19,024)	(26,020)	(20,708)
Cash flow (used in) provided by financing activities	(365)	(231)	(468)	7,515	16,878

Cash flows for the six months ended June 30, 2005 and 2004. Net cash provided by operating activities was $15.4 million for the six months ended June 30, 2005, a 33.9% increase from $11.5 million for 2004. The increase in net cash provided by operations in 2005 resulted from an increase in cash collected from premiums produced in the workers’ compensation, specialty reinsurance and segregated portfolio cell business segments, improved profitability by the workers’ compensation segment and increased consolidated investment income from a larger investment portfolio.

Net cash used in investing activities was $23.6 million for the six months ended June 30, 2005, compared to $6.1 million in 2004. The increase in net cash used in investing activities related to EHC investing more of its cash in fixed income investments in the workers’ compensation segment and the ability to invest more cash equivalents in fixed income investments in the specialty reinsurance segment due to the securing of the uncollateralized letter of credit facility described in “–Net Investment Income.”

Cash flow used in financing activities in 2005 and 2004 related to the repayment of a bank line of credit in the amount of $365,000 and $231,000, respectively.

Cash flows for the years ended December 31, 2004, 2003 and 2002. Net cash provided by operating activities was $26.5 million for the year ended December 31, 2004, a 16.7% increase from $22.7 million for 2003, which was a 74.6% increase from $13.0 million for 2002. The increase in net cash provided by operations in 2004 resulted from an increase in cash collected from premiums produced in the workers’ compensation and segregated portfolio cell business segments, improved profitability by the workers’ compensation segment and increased consolidated investment income from a larger investment portfolio. Operating cash flow increased in 2003 compared to 2002 due to an increase in cash collected from premiums produced in the workers’ compensation and segregated portfolio cell business segments.

Net cash used in investing activities was $19.0 million for the year ended December 31, 2004, compared to $26.0 million in 2003 and $20.7 million in 2002.

Cash flow from financing activities in 2004 related primarily to the repayment of a loan in the amount of $575,000. Cash flow from financing activities in 2003 consisted primarily of proceeds from a trust preferred security offering of $8.0 million and the repayment of a loan payable in the amount of $516,000. In 2002, EHC issued Series A and B preferred stock in the amount of $18.2 million, net of direct offering expenses, borrowed $887,000 under its line of credit facility and repaid loans in the amount of $2.2 million.

Contractual Commitments

The following table summarizes information about contractual obligations and commercial commitments. The minimum payments under these agreements as of December 31, 2004 were as follows (in thousands):

		Payments Due By Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long term debt obligations:
Line of credit facility	$887	$887
Junior subordinated debentures (1)	24,688	588	$1,764	$1,176	$21,160

Total long term debt obligations	$25,575	$1,475	$1,764	$1,176	$21,160
Real estate lease obligation	4,470	348	$1,045	$697	2,380
Operating lease obligations	61	18	43	—	—
Loss reserves	65,825	29,417	33,013	1,670	1,725

Total contractual obligations	$95,931	$31,258	$35,865	$3,543	$25,265

(1)	Amounts include interest payments associated with the debt issued to related party trust using applicable interest rates as of December 31, 2004. In connection with the adoption of FIN 46R, EHC does not consolidate the trust established in connection with the issuance of its trust preferred securities. As a result, EHC reports as a component of long-term debt the junior subordinated debenture that its subsidiary, Global Alliance Holdings, Ltd., pays to the trust.

(2)	For a discussion of the circumstances in which EHC’s subordinated debt may be subject to acceleration, please see “Liquidity and Capital Resources.”

The loss reserves payments due by period in the table above are based upon the loss and loss expense reserves estimates as of December 31, 2004, and actuarial estimates of expected payout patterns by line of business. As a result, our calculation of loss reserve payments due by period is subject to the same uncertainties associated with determining the level of reserves and to the additional uncertainties arising from the difficulty of predicting when claims (including claims that have not yet been reported to us) will be paid. For a discussion of our reserving process, see “Business of EHC – Loss Reserves.” Actual payments of loss and loss adjustment expenses by period will vary, perhaps materially, from the above table to the extent that current estimates of loss reserves vary from actual ultimate claims amounts and as a result of variations between expected and actual payout patterns.

Off-Balance Sheet Arrangements

EHC has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on EHC’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk affecting EHC are credit risk, interest rate risk, and equity risk.

Credit Risk. Credit risk is the potential economic loss principally arising from adverse changes in the financial condition of a specific debt issuer. EHC addresses this risk by investing primarily in fixed-income securities which are rated “A” or higher by Standard & Poor’s. EHC also independently, and through EHC’s outside investment manager, monitors the financial condition of all of the issuers of fixed-income securities in the portfolio. To limit EHC’s exposure to risk, EHC employs diversification rules that limit the credit exposure to any single issuer or business sector.

Interest Rate Risk. EHC had fixed-income investments with a fair value of $80.5 million at December 31, 2004, that are subject to interest rate risk. EHC manages the exposure to interest rate risk through an asset/liability matching and capital management process. In the management of this risk, the characteristics of duration, credit and variability of cash flows are critical elements. These risks are assessed regularly and balanced within the context of EHC’s liability and capital position.

The table below summarizes EHC’s interest rate risk. It illustrates the sensitivity of the fair value of fixed-income investments to selected hypothetical changes in interest rates on EHC’s $80.5 million fixed income portfolio at December 31, 2004. The selected scenarios are not predictions of future events, but rather illustrate the effect that such events may have on the fair value of EHC’s fixed-income portfolio and shareholders’ equity.

	(dollars in thousands)
Hypothetical Change in Interest Rates	Estimated Change in Fair Value	Fair Value	Hypothetical Percentage Increase (Decrease) in Shareholders’ Equity
200 basis point increase	$(7,577)	$72,945	-18.2%
100 basis point increase	(3,768)	76,754	-9.0%
50 basis increase	(1,876)	78,646	-4.5%
No change	—	80,522	—
50 basis point decrease	1,852	82,374	4.4%
100 basis point decrease	3,672	84,194	8.8%
200 basis point decrease	7,207	87,729	17.3%

Equity Risk. Equity risk is the risk that EHC may incur economic loss due to adverse changes in equity prices. EHC’s exposure to changes in equity prices primarily results from its holdings of exchange traded funds and other equities. EHC’s portfolio of equity securities is carried on the balance sheet at fair value. Since only a small percentage of EHC’s assets are invested in equity securities, EHC does not believe that its exposure to equity price risk is significant.

Impact of Inflation

Inflation rates may impact EHC’s financial condition and operating results in several ways. Fluctuations in rates of inflation influence interest rates, which in turn affect the market value of the investment portfolio and yields on new investments. Inflation also affects the portion of losses and loss reserves that relates to hospital and medical expenses and property claims and loss adjustment expenses, but not the portion of losses and loss reserves that relates to workers’ compensation indemnity payments for lost wages, which are fixed by statute. Adjustments for inflationary effects are included as part of the continual review of loss reserve estimates. Increased costs are considered in setting premium rates, and this is particularly important in the health care area where hospital and medical inflation rates have exceeded general inflation rates. Operating expenses, including payrolls, are affected to a certain degree by the inflation rate.

Recent Accounting Pronouncements

In December 2004, the FASB issued statement No. 123-R, “Share-Based Payment” (“SFAS No. 123-R”). This statement requires companies to measure the cost of employee services received in exchange for an award of equity instruments by estimating the fair value of the award, which is then recognized as an expense over the vesting period of the award. Starting in the fourth quarter of 2002, EHC has been expensing the fair value of all stock options granted since January 1, 2002 under the prospective method. EHC will adopt SFAS No. 123-R using the modified prospective method. Under this method, all employee stock option grants outstanding at the date of adoption will be expensed over the stock option vesting period based on the fair value at the date the options were granted. SFAS No. 123-R is effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The adoption of SFAS No. 123-R is not expected to have a material adverse impact on EHC’s results of operations.

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus regarding EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”. EITF 03-1 provides guidance for evaluating whether an investment is other-than-temporarily impaired. EHC has already applied the disclosure provisions of EITF 03-1 to its consolidated financial statements. In September 2004, the FASB issued Staff Position (“FSP”) EITF 03-1-1 which delayed the effective date of the application of the recognition and measurement provisions of EITF 03-1. The FASB is expected to issue another FSP which will provide additional implementation guidance on the recognition and measurement provisions of EITF 03-1. EHC will assess whether this guidance will have a material impact on its financial condition or results of operations once the new guidance is released.

One Time Charges

In 2002 EHC’s board of directors approved a stock option plan for employees and directors of EHC and its operating subsidiaries. The plan provides for awards of non-qualified common stock options of EHC upon attaining certain predetermined performance criteria as detailed in the plan. Generally, options are granted at a predetermined book value per share, expire in ten years from the date of grant, and have a five-year vesting period. There are 1,713 shares available under the plan. The plan contains provisions that allow for the acceleration of grants and immediate vesting of all options upon the successful completion of certain transactions. EHC’s board of directors has determined that the merger constitutes such a transaction. Immediately prior to the closing of the merger, all 1,713 shares will be granted to employees and directors of EHC, all options will be 100% vested, and EHC will recognize compensation of approximately $1.2 million for the difference between the fair market value of the options on the closing date and the predetermined exercise price to be paid by employees and directors of EHC.

BUSINESS OF EASTERN HOLDINGS

We were incorporated under Pennsylvania law in March 2005 to acquire all of Educators’ capital stock in the conversion and to facilitate the acquisition of EHC. Prior to completion of the conversion, we will not have engaged in any operations. After completion of the conversion and the merger, our primary assets will be the outstanding capital stock of Educators and EHC and a portion of the net proceeds from the sale of our common stock in the conversion offering. After the conversion, we will be subject to regulation by the Department.

Our executive offices are located at 25 Race Avenue, Lancaster, Pennsylvania and our telephone number is (717) 396-7095.

BUSINESS OF EDUCATORS

Overview

Educators Mutual Life Insurance Company, or Educators, is a Pennsylvania-domiciled mutual life and health insurance company that offers group benefits products. Originally founded in 1910 to offer disability income products to public school teachers in central Pennsylvania, Educators now offers group dental, disability and life insurance products. Educators’ target policyholder base is primarily composed of small to medium size employers generally with 300 employees or less.

Educators actively markets its group benefits products primarily in the Mid-Atlantic, Southeast and Midwest regions of the continental United States, and is licensed to do business in 41 states and the District of Columbia. Educators offers its products through independent insurance agents, general agencies and brokers, collectively referred to herein as producers. For the year ended December 31, 2004, none of Educators’ independent producers represented 5% or more of its direct premiums written.

Prior to the completion of this offering and the merger with EHC, Educators will be managed by a group of executives led by President and Chief Executive Officer Alex T. Schneebacher, Jr. Mr. Schneebacher has served as President and Chief Executive Officer of Educators since 1990. Following the completion of this offering and the merger, our management, which will be largely composed of former EHC management, will assume responsibility for all Educators’ operations. You should read the information about our management provided in this document in the section titled “Management.”

Educators operates out of executive offices located at 202 North Prince Street, Lancaster, Pennsylvania. Its telephone number is (717) 397-2751, and its website address is www.emlife.com. The information on the website is not part of this prospectus.

Business Strategy

Educators, like many insurance companies, exited the group medical business during the past five years. As a result of such exits, competition has intensified in the group benefits markets as former group medical writers focus on the group benefits market. While many of Educators’ competitors have lowered their rates in an attempt to attract business, Educators has sought to differentiate itself through the quality of its customer service and the flexibility of its product designs.

In a market where many carriers pursue larger employer groups, Educators believes that small to medium size employers are underserved, making them an attractive niche market. Educators’ strategy is to offer small to medium size companies products priced within their range and specifically tailored to their needs.

Educators is licensed in 41 states and the District of Columbia, but currently markets its products in only 15 states and the District of Columbia. In the future, Educators intends to concentrate on a core market of 10 states and the District of Columbia.

Following the completion of this offering and the merger with EHC, Educators’ strategy and business decisions will be controlled by our new management, which has expressed no definitive plans for Educators. There can be no assurance that our new management will pursue the same business strategies in the future. You should read “Risk Factors – Risk Factors Relating to our Business – We may have difficulty integrating the operations of Educators and EHC and may incur substantial costs in connection with the integration” and “– Our return on equity may suffer if we cannot improve results and premium volume in our group benefits business” for more information about the risks related to Educators’ business prospects, and our own.

Segments

Educators currently manages its operations through two distinct segments: a group benefits segment and a general agency segment. Through its group benefits segment, Educators underwrites group dental, short and long-term disability, and term life insurance. The general agency segment includes the results of operations of IBSi, Educators’ wholly-owned general agency. IBSi currently markets medical and group benefits products of various carriers, including group benefits products offered by Educators, through a network of independent producers.

Educators is currently in the process of reorganizing its distribution model. On September 28, 2005, Educators signed a letter of intent to sell IBSi to two IBSi employees and an outside investor. While Educators will continue to design and sell its group benefits products, it will no longer primarily rely on IBSi to market its products once the transactions contemplated by the letter of intent are completed. You should read the information under the heading “– General Agency Segment (IBSi),” in this section, for a more detailed description of the transactions contemplated by the letter of intent and how Educators plans to conduct its business following the completion of the transactions contemplated thereby.

Until 2002, Educators operated a third business segment that provided group medical insurance. In 2002, this segment was placed into run-off, which was substantially complete as of December 31, 2004.

As of June 30, 2005, Educators had total assets of approximately $111.9 million and total reserves of $44.8 million. For the six months ended June 30, 2005 and the year ended December 31, 2004, Educators had total revenues of $22.0 million and $45.0 million, and a consolidated net loss of ($1.1) million and net income of $1.8 million, respectively. The following table sets forth direct premiums written for each of Educators’ product lines for the periods indicated:

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
	(in thousands)
Direct premiums written by product line:
Dental	$12,071	$12,248	$24,291	$22,347	$17,037
Short Term Disability	3,292	2,885	6,017	5,029	4,631
Long Term Disability	2,188	2,045	4,198	3,886	3,843
Term Life	3,195	3,116	6,253	6,570	6,955
Medical (in run-off)	—	20	20	6,062	65,657
Other	3	6	11	17	16

Total	$20,749	$20,320	$40,790	$43,911	$98,139

Group Benefits Segment

Educators underwrites group benefits insurance products. These products primarily consist of dental, short and long-term disability, and term life, and may be structured (depending on customer requirements) as employer-paid or employee-paid programs, or some combination thereof. In typical plans, employers pay or supplement premium payments on behalf of their employees. Some Educators plans allow for voluntary participation by employees of Educators’ policyholders; in such cases, participating employees are solely responsible for paying their own premiums. Educators offers these products to employers through independent insurance producers, as well as through direct strategic alliances with general agencies and their producers.

Educators currently markets its group benefits products in 15 states and the District of Columbia, spread across the Mid-Atlantic, Southeast and Midwest regions of the continental United States. In the year ended December 31, 2004, Educators’ largest premium volumes were generated in Pennsylvania (33%), North Carolina (30%), Maryland (9%), South Carolina (8%) and Michigan (7%). In the future, Educators intends to actively market its group benefits products to a core market of 10 states and the District of Columbia, spread across the Mid-Atlantic, Southeast and Midwest regions of the continental United States.

Since 2002, Educators has been unable to develop the necessary premium volume to fully cover the fixed costs of its group benefits business. As a consequence, over that period, the results of Educators’ group benefits business have suffered. You should read “Risk Factors – Risk Factors Relating to our Business – Our return on equity may suffer if we cannot improve results and premium volume in our group benefits business” for more information about risks relating to Educators’ group benefits business.

General Agency Segment (IBSi)

IBSi, founded in 1999 under the name Integrated Benefits Solutions, Inc., was initially conceived as an Internet-based distribution company. Few producers, however, were willing to utilize IBSi’s Internet-based distribution technology and instead opted for more traditional interaction with Educators marketing personnel. As a result, Educators ultimately determined that IBSi would be best operated as an independent marketing organization on a traditional general agency model, and reorganized IBSi accordingly in 2002.

On September 28, 2005, Educators entered into a letter of intent (the material terms of which are described below) to sell IBSi to two IBSi employees and an outside investor. The sale of IBSi is expected to close on or about October 31, 2005.

As a general agency, IBSi currently markets the medical and group benefits products of 40 carriers, including the group benefits products offered by Educators, through a network of approximately 3,500 independent producers and receives a marketing fee. IBSi provides enrollment assistance, carrier rate negotiation and sales presentation support, along with commission accounting and renewal assistance, to these producers. IBSi currently is licensed to do business in 20 states and the District of Columbia. In the year ended December 31, 2004, IBSi generated 90% of its marketing fee income from sales in Pennsylvania (56.9%), North Carolina (20.3%), Maryland (8.3%) and South Carolina (4.1%).

In the year ended December 31, 2004, IBSi produced premiums totaling approximately $25 million. In the six months ended June 30, 2005, IBSi produced premiums totaling approximately $17.5 million.

Educators provides, among other things, accounting, human resources, compliance and information technology assistance to IBSi, on a time and materials basis, pursuant to an inter-company administrative services agreement. As described below, Educators will continue to provide some of the same services to IBSi following the sale of IBSi.

Material Terms of the Letter of Intent. After IBSi is sold, Educators will continue to pay IBSi a marketing fee on the Educators insurance policies that were sold by IBSi in North Carolina, South Carolina, Virginia and Georgia prior to the closing date of the sale of IBSi. In the year ended December 31, 2004, these states, respectively, accounted for 30.6%, 7.8%, 6.0% and 0.5% of Educators’ premium produced by IBSi (measured on the basis of premium volume). In all other states, marketing fees due IBSi on sales of Educators’ insurance policies prior to the closing date of the IBSi sale will cease as of the closing date of the sale. IBSi will continue to receive marketing fees on sales of insurance policies issued by other carriers in all territories. The buyers have agreed to enter into non-compete agreements, effective as of the closing, designed to protect Educators’ customer relationships and proprietary data.

Following the closing, IBSi will be prohibited from marketing Educators’ products in Pennsylvania and Maryland. Instead, Educators will market its insurance products in those states through its own network of independent producers. In North Carolina, South Carolina and Virginia, IBSi will remain the exclusive distributor of Educators’ products through December 31, 2006. In all other states, IBSi may continue to offer Educators’ insurance products on a non-exclusive basis.

Through the period ending December 31, 2007, Educators will be prohibited from distributing its insurance products through twenty agency producers designated by IBSi other than through its relationship with IBSi as general agent. If IBSi sells more than $3.0 million in new Educators business (measured by premium volume) in North Carolina, South Carolina and Virginia during the six-month period ending June 30, 2007 and more than $6.0 million in new Educators business in North Carolina, South Carolina and Virginia in the year ended December 31, 2007, then Educators will be prohibited from distributing its insurance products through IBSi’s twenty designated agency producers during 2008, other than through a relationship with IBSi as general agent. After December 31, 2008, Educators may distribute its insurance products through the twenty designated agency producers on a direct basis (without the involvement of IBSi).

Educators will continue to provide IBSi with certain licensing and technical services necessary for the operation of IBSi’s business, pursuant to a service agreement to be entered into as of the closing date. The service agreement shall have a term of six months and will be terminable by IBSi on not less than 30 days’ prior notice.

At the closing of the transaction, the purchasers will pay Educators $300,000 in cash in consideration of the sale.

Post-Sale Distribution Strategy. By directly controlling the sales and marketing of its group benefits products in all states (except for the three mentioned above), Educators believes that it will be able to align its group benefits sales and marketing strategies with those of EHC. Educators will initially attempt to expand group benefits product sales to businesses with over 50 employees through EHC’s 40 agencies, most of which have established group benefits business. Educators will also attempt to market group benefits products to EHC’s alternative markets customers.

To initiate the process of accessing each other’s distribution networks, Educators and EHC have entered into a distribution agreement under which Educators will introduce EHC and its affiliates’ insurance products to Educators’ producers and EHC will introduce Educators and its insurance products to EHC and its affiliates’ producers.

Going forward, Educators believes that the newly independent IBSi will be an effective producer of Educators’ group benefits business among those smaller agencies which specialize in marketing to businesses with generally less than 50 employees in the Southeastern United States.

Current Agency (IBSi) Operations. Educators presently conducts its agency operations almost solely through IBSi, and will continue to do so until the completion of the transactions contemplated by the letter of intent. As a matter of practice, Educators has exclusively marketed its products through IBSi in the District of Columbia and eight of the states in which it operates (Pennsylvania, Maryland, Delaware, Virginia, West Virginia, North Carolina, South Carolina and New Jersey), two of which (Pennsylvania and North Carolina) are Educators’ largest states for premium revenue. Exclusivity arrangements between Educators and IBSi are informal, and are not pursuant to written contracts.

Since its inception and subsequent reorganization as a general agency, IBSi has struggled to successfully implement its various business models, and has undergone a series of reorganizations. Despite the fact that management does not expect IBSi to be profitable in 2005, its sale and the related reorganization of Educators’ business operations pose substantial risks to Educators. See “Risk Factors – Risk Factors Relating to Our Business – The proposed sale of IBSi may adversely affect Educators’ relationship with its producers and thereby adversely affect our financial results” for more information about the risks that the proposed sale of IBSi poses to Educators’ business.

Group Medical Segment

Educators’ group medical business was not profitable from 1997 through 2001. In late 2001, Capital Blue Cross and Pennsylvania Blue Shield announced plans to dissolve their working partnership, creating two independent organizations with significant resources and market power, both of which appeared poised to become strong competitors for group medical coverage market share in central Pennsylvania. At the same time, costs stemming from regulations and benefit mandates for the group medical business grew substantially, as did the cost of technology upgrades and implementation, including upgrades mandated by the requirements of the Health Insurance Portability and Accountability Act of 1996, or HIPAA. Educators devoted increasing amounts of organizational resources to its group medical segment, even as it faced the challenges stemming from increased competition. The combination of higher operating costs and increased competition in one of Educators’ core markets hindered the ability of the group medical segment to return to profitability. Based on these considerations and significant additional analysis, Educators management decided to exit the group medical business. As of March 1, 2002, Educators ceased issuing new group medical insurance policies. On September 1, 2002, Educators ceased renewing existing group medical insurance policies.

The exit from the group medical business positively affected Educators’ results of operations for the years ended December 31, 2004 and 2003, because the run-off of the group medical claim reserves was more favorable than anticipated. As a result of the favorable run-off of claims, Educators released group medical claim reserves totaling $1.6 million and $5.0 million, respectively in 2004 and 2003. Educators’ management believes that substantially all of the liabilities associated with the group medical business have been satisfied as of December 31, 2004.

Products

Educators offers four primary products: dental insurance, short term disability insurance, long term disability insurance, and term life insurance.

Dental Insurance. Educators offers employer sponsored fee for service and managed care dental plans through its producers, including voluntary plans. Multiple variations of these products are available which offer different degrees of coverage, affordability and flexibility. Managed care dental plans are accessed through two unaffiliated dental Preferred Provider Organizations, or PPOs, one of which operates in the greater Philadelphia, Pennsylvania market (including Philadelphia’s Pennsylvania suburbs and Southern New Jersey) and the other in the greater Washington, D.C. market (including Washington’s Maryland and Virginia suburbs).

Short Term Disability Insurance. Short term disability products are designed to provide income to a claimant during the claimant’s recovery from non work-related injury or illness. Educators offers standard short term disability plans, as well as voluntary short term disability plans. These short term disability plans pay flat amounts (weekly benefits of up to $1,500 for standard plans, and of up to $500 for voluntary plans) or a percentage of weekly earnings (50% or 70% for standard plans, and 60% or 66 2/3% for voluntary plans). Multiple variations of these products offer a variety of choices for benefit provisions and a partial disability benefit, as well as full maternity benefits. All short term disability plans, regardless of variety, provide for total or partial disability that relate to a preset amount, and W-2 preparation services, as well as initial two-year rate guarantees and “seamless” short and long term disability claim management that eliminates initial application requirements when a short term disability period ends and a long term disability claim results.

Long Term Disability Insurance. Long term disability products are designed to replace a portion of a claimant’s income in the event of disability, due to injury or illness, that keeps the claimant out of work over a predefined, extended period of time. Educators offers employer-sponsored, long term disability plans. These include plans that award preset amounts (from $6,000 to $10,000, depending on group size) or a preset percentage (50 to 70%) of an individual claimant’s monthly earnings. A variety of long-term disability options are available that affect pricing and degree of coverage: options include disability duration requirements, pre-existing condition standards, cost of living adjustment benefits (for groups with 10 or more insured persons), and benefit duration and integration options. All long term disability plans include rehabilitation case management services, work incentives, a partial disability provision, survivor benefits and W-2 preparation services, as well as initial two-year rate guarantees (a three-year option is available for groups with 10 or more lives) and seamless integration of short and long-term disability claim management, when necessary.

Term Life Insurance. Term life insurance products, which may include coverage in the event of accidental death or dismemberment, provide a specified benefit amount to claimant-designated parties in the event of claimant death or dismemberment. Educators offers term life products, available in a wide variety of plans, with different degrees of coverage, affordability and flexibility. These term life plans pay flat amounts (ranging from $10,000 to $100,000 per claimant) or a multiple of salary (up to $300,000 per claimant, depending on group size). Plans designed for groups with 10 or more insured persons automatically include enhanced degrees of coverage that are optional for smaller groups. Supplemental life benefits are offered to groups of 25 or more insured persons, and provide an additional life benefit of up to $200,000. This life benefit is limited so that the combined base and supplemental life awards will not exceed four times the claimant’s annual salary. Spousal coverage is currently available for supplemental insureds that provides an additional 50% of a claimant’s supplemental life amount. Retiree life benefits are available to groups of 51 or more insured persons.

As required by law, Educators offers individual conversion policies for terminated term life coverage. Such coverage is outsourced to Reassure America Life Insurance Company, a division of Swiss Re Life and Health America, Inc. (Swiss Re). Educators does not retain any risk on individual conversion policies.

Marketing and Distribution

Historically, Educators marketed its insurance products almost exclusively through IBSi. In the year ended December 31, 2004, IBSi accounted for approximately 95% of Educators’ business, with IBSi’s top three producers accounting for approximately 16% of IBSi business. Following the completion of the sale of IBSi, Educators will market all of its products through direct arrangements with unaffiliated general agencies and other producers, including IBSi. In addition to marketing and producing the full range of Educators products, all of these producers may represent multiple other, unaffiliated carriers.

As larger insurance carriers devote considerable resources marketing to large urban centers, Educators attempts to avoid direct competition with such carriers by focusing its marketing efforts on companies in smaller, non-metropolitan markets of up to 250,000 people. Educators bases its marketing approach on relationships with general agencies and producers primarily located in the Mid-Atlantic, Southeast and Midwest regions of the continental United States. For the six months ended June 30, 2005, approximately 33.2% and 31.8% of Educators’ direct premiums written were concentrated in Pennsylvania and North Carolina, respectively. Other states with direct premiums written in excess of 5% were Maryland (8.5%), South Carolina (6.9%), Michigan (6.2%) and Virginia (6.0%).

Educators does not conduct any business with distributors or policyholders outside the United States.

Educators continually seeks to establish new relationships with unaffiliated general agencies. As part of this approach, Educators advertises to the producer community and mails targeted publications to producers in geographic markets that fit within its business strategy. After its sale of IBSi, Educators anticipates that it will have direct marketing arrangements with approximately 3,500 producers.

Educators provides sales, technical and educational training to its producers. Through its website, Educators provides its producers with online access to enrollment forms, product information, and online rate information for smaller groups (of less than 10 people). These marketing efforts are further supported by the Educators’ claims and administrative philosophy, which emphasizes prompt and efficient service, and is designed to foster a positive experience for producers and insured alike.

Educators provides its producers with competitive compensation packages consisting of multiple commission levels, varying by product line and level of premium produced. As cost savings to Educators result when multiple product types are sold to a single group, Educators offers incentive bonuses to its producers that reward such sales.

When Educators enters into direct arrangements with an unaffiliated general agency, it negotiates a marketing arrangement and pays the general agent based on premiums generated by producers managed by the general agent. In such instances, the marketing fee amount is typically a percentage of the premium volume generated by the general agent’s producers in exchange for access to its producers.

It has been Educators’ experience that producers typically exert a high influence in the decision-making process for smaller employers, which rely to great extent on the producers with whom they have working relationships for advice as to both necessary scope of insurance coverage and carrier selection. As such, Educators believes that developing and maintaining relationships with producers and adhering to the criteria important to them is crucial to success in the small to medium size market niche upon which Educators focuses. Educators attempts to design its products and tailor its pricing to appeal to producers in such markets.

Underwriting, Risk Assessment and Pricing

Educators’ underwriting operations are centralized in its home office in Lancaster. Underwriting controls are exercised through M. Christine Gimber, Vice President of Insurance Operations, and through our Director of Underwriting. Underwriting authority is delegated to a staff of six professional underwriters, with an average of 12 years of group underwriting experience, aided by seven support staff. Each professional underwriter in the group has expertise in Educators’ various product offerings and held underwriting positions with other insurance companies before joining Educators.

The underwriting department oversees all Educators’ risk management operations. Educators takes a conservative approach to risk management and relies on the collective expertise of its underwriting staff, actuarial staff and executive management to implement this approach. As a consequence of its conservative risk management philosophy, Educators only offers its products to prospective customers that fall within its low to moderate risk classification. In addition, in-house underwriting guidelines require that each potential customer group fall within an acceptable industry class and have adequate levels of employee participation in order to be extended coverage. Thus, while Educators markets to a broad range of industries, some industries (such as detective agencies, guard services and automobile parking) are not eligible for any degree of coverage, under any circumstances. To limit its exposure, Educators does not offer high-end life benefits (benefits of over $500,000 of total coverage per claimant) or high-end disability benefits (benefits of over $10,000 per month of coverage per claimant).

The primary functions of the Educators underwriting department are divided into three categories:

•	pre-sale risk selection and pricing;

•	new business acceptance process; and

•	renewal and continuing policyholder maintenance.

Educators’ underwriters are all fully trained and familiar with the group benefits products that Educators offers, and oversee business retention efforts in addition to risk selection.

The underwriting staff employs a comprehensive set of underwriting guidelines based upon underwriting principles common to the insurance industry. Each underwriter is fully apprised of these guidelines, as well as Educators’ pricing expectations and targeted loss ratios, and works within assigned limits. Underwriting authority is delegated based on the individual underwriter’s experience and capabilities. All of Educators’ underwriters have the authority to underwrite policies for small groups (of up to 9 people) and medium size groups (of between 10 and 100 people), within certain underwriting parameters. A pair of senior underwriters evaluate larger cases. Exceptions to established in-house guidelines must be approved by the Director of Underwriting, who also reviews and must approve all prospective customer groups of 300 people or more. Prospective customer groups of 500 or more people are also reviewed by the Vice President of Insurance Operations. Other risk management controls include:

•	Management review of approximately one in every five quotes for prospective new business;

•	Systemic controls limiting benefit levels in accordance with fixed underwriting parameters;

•	Review of monthly adjustments to actuarially developed base rates (as more fully described in “Pricing,” below);

•	Peer review by underwriters, actuaries and the Vice President of Insurance Operations on all renewals;

•	Quarterly review of pricing levels by executive management; and

•	Turn-key risk management and support from an outside disability reinsurance manager, as described more fully below.

Renewals. Educators typically adjusts premium rates for its one-year term insurance policies annually, on a plan’s anniversary. Once the renewal rates are determined, each group can choose to renew its coverage at the quoted rates, or opt to terminate coverage. At their inception, term life and disability products have two-year rate guarantees. For renewals, each product type is assigned a targeted loss ratio, with renewal rates based upon each group’s claim history and current rate. As part of its efforts to retain profitable business, Educators assesses lower premium increases to groups with favorable claim histories and to groups with rates sufficient (or more than sufficient) to cover anticipated claim losses.

Renewal strategy varies with group size. For small groups, renewal rates are based on the entire block of business in the same size category, with equal renewal increases applied to all groups in the category. All other groups are renewed on a case-specific basis. Preliminary rates are established for each renewing group based on a pre-set (and periodically updated) formula that takes into consideration experience (loss ratio), credibility (the extent to which the past experience can be used to predict future experience), and a comparison of the premium rate being charged against the actuarially developed rate for that group.

In the year ended December 31, 2004, retention levels were 87% for short term disability products, 85% for long term disability products, 80% for term life products, and 73% for dental products.

Pricing. The actuarial department establishes a target range of prices for potential policyholders based upon the group’s demographics and expressed preferences as to plan options. The underwriting staff then sets a rate from within the actuarial range, based upon its assessment as to the level of risk that the potential customer presents.

Actuarial pricing levels are based upon data derived from Educators’ prior experience (as measured by gauging the effect of claim frequency and amounts in relation to premiums) and industry-wide experience, as gathered over a three-year period, and are periodically reassessed. In the dental business line, national and regional rating trends are analyzed on a quarterly basis, with rates typically adjusted each quarter for inflation in dental charges, by procedure. In the term life and short term disability lines, loss ratio trends are analyzed annually, with rates adjusted as necessary. Educators’ long term disability reinsurer, which assumes 80% of Educators’ risk for this product (50% prior to July 1, 2005), developed and maintains Educators’ rate manual for this product.

Claims Management

Educators has a well developed process in place for identifying, tracking and resolving potential claims. The responsibilities of Educators’ claims staff include investigating, processing and paying claims. Educators has established authority levels for all individuals involved in the settlement of claims, and outsources selected claim management responsibilities when it believes that it can do so efficiently without compromising the quality of its claim management operations. Educators outsources the printing and mailing of benefit statements and benefits checks to most of its customers.

Educators’ claims staff is experienced in the markets in which Educators competes. As of June 30, 2005, Educators had a total of ten full-time employees in its claims department, including eight claims supervisors, examiners and technicians and two support-level staff members. Educators’ claims managers and examiners average fourteen years of experience in the insurance industry.

In addition to managing reported claims and conferring with ceding companies on certain claims matters, Educators’ claims department conducts periodic self-audits of specific claims and its overall claims procedures.

Long Term Disability Claims. Since July 1, 2005, pursuant to an arrangement (described under “Reinsurance,” below) with Fortis Benefits Insurance Company, Educators has outsourced long term disability claims processing to Disability Reinsurance Management Services, Inc. (Disability RMS), a Fortis affiliate, which Educators believes has greater expertise and resources to apply to such claims. The arrangement reduces Educators’ claim processing costs and improves the overall efficiency of its claims operation. Educators retains its authority over underwriting, billing and administration of long term disability products under this arrangement.

Short Term Disability Claims. Educators has a dedicated, experienced staff of claim examiners responsible for the timely payment of short term disability claims. Claims are reviewed by Educators’ claim examiners within 3 to 5 business days of their receipt. Lump sum payment benefits are offered for maternity claims, and Educators is in the process of offering direct deposit as an option for short term disability claimants. The short term disability claims review process may be supplemented by outside physicians who conduct independent medical examinations and provide peer review services to determine if claims are medically accurate. Following such a medical examination, Educators’ claim examiners make the ultimate decision as to whether or not a claimant is disabled by measuring the results of the medical examination against the appropriate provisions in the disability insurance policy. The manager of Educators’ short term disability claims department reviews a small, randomly chosen sample of processed claims every week to determine the accuracy level of the short term claims review process.

Term Life and AD&D Claims. The manager of the life & disability claim department, who has 11 years of experience in the industry, is responsible for the timely and accurate payment of term life and AD&D claims. The claims review process for term life claims requires sufficient proof of death in order to release the death benefit proceeds and to determine whether or not accidental death benefits are also warranted. Additional verification is required when death benefits are based upon a multiple of the decedent’s salary. Whenever death proceeds from an individual claimant’s policy exceed reinsurance limits, Educators’ reinsurer participates in the benefit determination. On average, term life and AD&D claims are processed within a week of receiving the claim.

Dental Claims. Educators’ dental claims department is comprised of experienced representatives who function within designated areas of expertise. Educators utilizes an independent dental peer review firm for claims outside of its employees’ areas of clinical expertise and to assist with benefit determination appeals. Educators’ claim examiners are able to review claimant x-rays and provider treatment notes online, reducing the time and expense associated with manual claims processing. In addition, Educators’ administrative software provides automated batch processing for basic claims, which allows examiners to devote greater attention to complex claims. Quality technicians are utilized to assess the accuracy of benefit determinations, with all examiners and analysts randomly audited on claims that exceed a set dollar amount. On average, dental claims are processed within two weeks of receipt by Educators.

Reinsurance

Educators purchases reinsurance to reduce its net liability on individual risks, protect against possible catastrophes and stabilize its underwriting results. Reinsurance involves an insurance company transferring, or “ceding,” a portion of its exposure on a risk to another insurer (referred to as the “reinsurer”). The reinsurer assumes the exposure in return for a portion of the policy premium. The cost and limits of reinsurance the ceding insurer purchases can vary from year to year, based upon the availability of quality reinsurance at an acceptable price and on desirable terms.

Regardless of type, reinsurance does not legally discharge the ceding insurer from primary liability for the full amount due under the reinsured policies. However, the assuming reinsurer is obligated to indemnify the ceding company to the extent of the coverage ceded. Educators’ reinsurance arrangements are placed with non-affiliated reinsurers, and term life and AD&D reinsurance arrangements have traditionally been annually renegotiated.

Reinsurance of Long Term Disability Products. On July 1, 2005, Educators began a transitional process of shifting its reinsurance risk retention from 50% of the risk of the first $6,000 of monthly coverage, to 20% of the first $6,000 of monthly coverage. Educators retains 20% of the risk on all new and renewal business sold on and after July 1, 2005. Educators’ management believes that the shift in the reinsurance risk retention will mitigate the effects of individual claims on Educators’ underwriting results.

Prior to July 1, 2005, Educators reinsured its long term disability products on a quota share basis, with Educators retaining 50% of the risk of the first $6,000 of each insured individual’s monthly coverage. Coverage in excess of that level was ceded to Fortis Benefits Insurance Company. Under both arrangements, policies issued to groups that meet predefined criteria are accepted for reinsurance on an automatic basis, with groups falling outside the predefined parameters being reinsured on a facultative (individual) basis.

Either Educators or Fortis may terminate the reinsurance arrangement with 90 days advance written notice. Educators has the option of recapturing reinsured liability for one year following such a termination, meaning that the reinsurer will have no remaining liability on claims incurred as of the recapture date.

Educators ceded a portion of its long term disability claims to Swiss Re and to Combined Insurance Company of America, pursuant to arrangements that were terminated on December 31, 1996. Approximately $1.1 million in gross claims reserves are covered by these arrangements.

Reinsurance of Term Life Products. Educators reinsures a portion of its exposure stemming from its term life product, including AD&D coverage. For term life coverage, Educators retains the first $100,000 of exposure on any covered individual, with amounts above that level ceded to Swiss Re. For AD&D coverage, Educators retains the first $50,000 of exposure on any covered individual, with amounts above that level ceded to Swiss Re.

Educators pays a flat monthly rate per thousand of reinsured face amounts for its ceded life and AD&D insurance. This monthly rate is analyzed and adjusted by Swiss Re on an annual basis, and the cost is included in the premium charged by Educators to its policyholders through annual price adjustments. Term life policies are automatically reinsured, except in instances involving large amounts ($100 million or more per insured group) of coverage, or when group coverage does not comply with the underwriting guidelines provided by Swiss Re. To date, no group has reached this maximum limit. Either Educators or Swiss Re may terminate the reinsurance arrangement with 90 days advance written notice, and Educators has the option under the basic life arrangement of recapturing the reinsured liability for one year following the termination date.

Reinsurance of Group Medical Insurance. Educators formerly reinsured its group medical business for catastrophic losses through an arrangement with London Life Reinsurance Company. The arrangement, which terminated in 2002, provided coverage for claim amounts in excess of $250,000 on any one life due to catastrophic illness or injury. Additional adjustments relating to claims associated with the run-off of Educators’ group medical business impacted results of operations in the year ended December 31, 2004. The adjustments included claim reimbursements that Educators recovered from its reinsurer, along with approximately $284,000 of released reserves. Educators expects few claims in this area from this point forward.

No Reinsurance of Short Term Disability and Dental Products. Educators does not reinsure its exposure under its short term disability and dental products, relying instead on internal risk management and portfolio management processes to control related exposures. However, Educators periodically monitors the reinsurance market and, if the purchase of short term or dental reinsurance were to prove financially attractive, would consider entering into such transactions.

Other Reinsurance Arrangements and Considerations. Educators has a block of active disability claims that it has completely ceded to The Hartford Life and Accident Insurance Company. These claims arose out of long term disability policies that Educators formerly offered to selected professional associations. The largest of these policies terminated in April 1997, and all but two of the remaining active claims pursuant to such policies were acquired by The Hartford in 1999. The Hartford manages and pays all such claims without any involvement from Educators and provides any financial information to Educators required for Educators’ financial reporting purposes, as necessary. For more information on Educators’ reinsurance arrangement with The Hartford see “Risk Factors – Risk Factors Relating to Our Business – If our reinsurers do not pay our claims in a timely manner, we may incur losses.”

The following table sets forth the reinsurance recoverables, by reinsurer, for the year ended December 31, 2004 (dollars in thousands):

Carrier	Reinsurance Recoverable	Rating		Percentage of Equity	Percentage of Reinsurance Recoverable
Hartford Life and Accident Insurance Company	$16,139	A	+	25.8%	68%
Fortis Benefits Insurance Company	6,940	A		11.1%	29%
Swiss Re Life and Health America, Inc.	647	A	+	1.0%	3%
United Teacher Associates Insurance Company	41	A	-	0.1%	—
Combined Insurance Company of America	28	A	(1)	—	—

Total	$23,795				100%

(1)	Combined Insurance Company of America has been put on a negative outlook by A.M. Best.

Unpaid Claims, Claim Adjustment Expenses and Claims Payable

Educators is required by applicable insurance laws and regulations to maintain reserves for unpaid claims, claim adjustment expenses and claims payable, and establishes such reserves in accordance with GAAP.

The reserve for unpaid claims and claim adjustment expenses includes an estimate of future amounts for reported and incurred but not reported (IBNR) claims related to Educators’ long-term disability, short-term disability, and term life products, as well as an estimate of the costs associated with investigating, processing, and paying the related claims. The reserve for term life claims includes an amount for unpaid death benefits and an amount for life premium waiver reserves.

The reserve for claims payable includes an estimate of future amounts for reported and IBNR claims related to Educators’ dental and group medical products, as well as an estimate of the costs associated with processing outstanding claims.

Educators estimates its reserve for unpaid claims and claims payable on a quarterly basis, based on claim data available at that time. Educators’ reserve for unpaid claim adjustment expenses is calculated as a percentage of the unpaid claims and claims payable, based on historical costs to settle such claims. Estimating the reserve for unpaid claims, claim adjustment expenses and claims payable is an inherently uncertain process.

Educators utilizes a number of methodologies, explained below, to estimate its reserve for unpaid claims and claims payable. These methods include the lag factor development, loss ratio and tabular reserve methods. Educators utilizes the loss ratio method to estimate its reserve for term life and long-term disability IBNR claims. Educators utilizes the tabular reserve method to estimate its reserve for reported but unpaid long-term disability and life premium waiver claims. Educators utilizes the lag factor development method and loss ratio method jointly to estimate its reserve for reported but unpaid and IBNR dental and short-term disability claims.

Lag Factor Development Method. The lag factor development method is used to estimate the reserve for insurance products that are “short-tail” by nature, in which claims related to the products are settled shortly after they are reported by the insured. The method uses historical paid claims data to estimate the reserve for claims in the course of settlement (reported claims) and IBNR claims. The method involves the use of a claim model, or a loss triangle, in which paid claims data is aggregated into categories based on the dates on which the claims in question were incurred and paid. Data in the loss triangle is reviewed to evaluate historical claim payment patterns. A point estimate of the reserve is then determined based on the historical claim payment patterns.

Loss Ratio Method. The loss ratio method involves the use of historical loss ratios to estimate the reserve for unpaid claims and claims payable. The reserve is determined by multiplying the selected loss ratio by the amount of net earned premium or the in-force premium at the valuation date.

Tabular Reserve Method. The tabular reserve method is used to estimate the reserve for insurance products that are longer tail by nature and for which the claim payment patterns are relatively predictable. Under the tabular reserve method, the reserve for reported but unpaid claims is estimated using industry-standard valuation tables (for long-term disability claims, Educators uses the 1987 Commissioners Group Disability Table; for life premium waiver claims, Educators uses the 1970 Intercompany Group Life Disability Table). These tables incorporate expected death and recovery rate assumptions (based on an insured’s age and length of disability) that impact the reserve for unpaid claims.

Claims Payable. The following table provides a reconciliation of the reserve for claims payable for the years ended December 31, 2004, 2003 and 2002 (in thousands):

	2004	2003	2002
Claims payable, beginning of year	$4,365	$14,548	$19,483
Reinsurance recoverable	—	157	202

Net claim payable	$4,365	$14,391	$19,281

Incurred related to:
Current year	$17,971	$19,312	$71,227
Prior year	(1,960)	(2,485)	(4,562)

Total incurred	$16,011	$16,827	$66,665

Paid related to:
Current year	$16,228	$19,664	$60,770
Prior year	1,527	7,189	10,785

Total paid	$17,755	$26,853	$71,555

Net claims payable	$2,621	$4,365	$14,391
Reinsurance recoverable	—	—	157

Claims payable end of year	$2,621	$4,365	$14,548

The estimation process for determining the reserve for claims payable invariably necessitates adjustments each year for claims incurred (but not paid) in preceding years. For the years ended December 31, 2004, 2003, and 2002, Educators reduced its prior year claims payable by $2.0 million, $2.5 million and $4.6 million, respectively. Negative amounts reported for claims incurred related to prior years are a result of claims being settled for amounts less than originally estimated (favorable development). Positive amounts reported for claims incurred related to prior years would result from claims being settled for amounts greater than originally estimated (unfavorable development). The estimation process did not result in any unfavorable development in the years ended December 31, 2004, 2003, and 2002.

Educators’ group medical line of business experienced $1.1 million, $1.8 million and $3.8 million in favorable development for the years ended December 31, 2004, 2003 and 2002, respectively. The reserve for claims payable for the year ended December 31, 2002 was based on medical claim trends in Educators’ existing block of business at that time. The favorable development for the year ended December 31, 2003 reflected the voluntary termination of a large number of insured groups with higher-than-average loss ratios prior to the end of their current policy period. The early termination by these groups resulted in claims experience that was move favorable than anticipated when the reserves were established at December 31, 2002. The favorable development for the year ended December 31, 2004 reflected the run-off of substantially all of the remaining claim reserves as all group medical policies had expired by December 31, 2003. Favorable development for the year ended December 31, 2002 reflected lower medical cost trends than those projected, based on information available at the time the reserve was established.

Educators’ dental line of business experienced $847,000, $695,000, and $682,000 in favorable development for the years ended December 31, 2004, 2003 and 2002, respectively. Educators experienced considerable growth in its dental line from 2001 to 2003, specifically in North Carolina and Michigan. Concurrent with this premium growth, Educators experienced an increase in claim frequency and a related increase in the dental loss ratio. The favorable development primarily reflects lower claims experience than anticipated at the time the liability was established.

Loss Development. The following table sets forth the development of Educators’ reserves for claims payable from 1994 through 2004. The top line of the table shows the reserves at the balance sheet date, including IBNR reserves. The upper portion of the table shows the cumulative amounts subsequently paid as of successive years with respect to the reserves. The lower portion of the table shows re-estimated reserves based on data as of the end of each succeeding year. As more information becomes known about the frequency and severity of claims for individual years, the estimates for such years change. Redundancies (deficiencies) exist when the re-estimated reserve at each December 31 is less (greater) than the prior reserve estimate. “Cumulative redundancy (deficiency),” as depicted in the table for any particular calendar year, represents the aggregate change in the initial estimates over all succeeding calendar years.

	Year Ended December 31,
	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Liability for unpaid losses and LAE net of reinsurance recoverable	$16,678	$14,775	$14,754	$21,105	$20,222	$20,013	$20,393	$19,281	$14,391	$4,365	$2,621
Cumulative amount of liability paid through:
One year later	6,503	6,647	8,535	12,408	11,504	13,771	14,784	10,785	7,189	1,527
Two years later	6,225	6,666	8,573	12,480	12,101	13,975	14,928	11,158	7,350
Three years later	6,225	6,666	8,573	12,480	12,101	13,975	14,928	11,158
Four years later	6,225	6,666	8,573	12,480	12,101	13,975	14,928
Five years later	6,225	6,666	8,573	12,480	12,101	13,975
Six years later	6,225	6,666	8,573	12,480	12,101
Seven years later	6,225	6,666	8,573	12,480
Eight years later	6,225	6,666	8,573
Nine years later	6,225	6,666
Ten years later	6,225
Liability estimated as of:
One year later	6,672	6,768	8,726	12,620	11,634	14,073	15,175	11,036	8,342	1,786
Two years later	6,231	6,675	8,581	12,490	12,111	13,985	14,934	11,158	7,350
Three years later	6,225	6,666	8,573	12,480	12,101	13,975	14,928	11,158
Four years later	6,225	6,666	8,573	12,480	12,101	13,975	14,928
Five years later	6,225	6,666	8,573	12,480	12,101	13,975
Six years later	6,225	6,666	8,573	12,480	12,101
Seven years later	6,225	6,666	8,573	12,480
Eight years later	6,225	6,666	8,573
Nine years later	6,225	6,666
Ten years later	6,225
Cumulative total redundancy (deficiency)	10,453	8,109	6,181	8,625	8,121	6,038	5,465	8,123	7,041	2,579
Gross liability - end of year	16,754	14,889	14,933	21,289	20,427	20,228	20,611	19,483	14,548	4,365	2,621
Reinsurance recoverables	76	114	179	184	205	215	218	202	157	0

Net liability - end of year	$16,678	$14,775	$14,754	$21,105	$20,222	$20,013	$20,393	$19,281	$14,391	$4,365	$2,621

Gross reestimated liability - latest	$6,436	$6,832	$8,766	$13,156	$12,246	$14,347	$15,269	$11,849	$7,963	$1,758
Reestimated reinsurance recoverables - latest	211	166	193	676	145	372	341	691	613	(28)

Net reestimated liability - latest	$6,225	$6,666	$8,573	$12,480	$12,101	$13,975	$14,928	$11,158	$7,350	$1,786

Gross cumulative redundancy (deficiency)	$10,318	$8,057	$6,167	$8,133	$8,181	$5,881	$5,342	$7,634	$6,585	$2,607

Investments

Investments by insurance companies must comply with the regulations of the state in which the company is domiciled. The Department has issued regulations with respect to insurance companies domiciled in Pennsylvania that prescribe the type, quality and concentration of investments that are permitted. These regulations permit investments within specified limits and subject to certain qualifications. Permissible investments include federal, state and municipal obligations, corporate bonds, preferred and common stock, and interests in limited partnerships.

Educators’ investment policy guidelines have been developed within this regulatory context. Educators’ primary investment objective is the maximization of return on invested assets while securing the safety of principal. In order to meet this objective, Educators’ investment strategy includes:

•	diversification through investment in companies operating in various industry sectors,

•	maintaining an adequate liquidity position to meet its operating needs,

•	investment in high quality investments, and

•	maintaining appropriate duration levels to match its maturing liabilities.

Educators’ non-convertible fixed income portfolio is managed by an investment advisor that charges Educators a variable fee based on the total market value of assets under management. Educators’ convertible bond portfolio is managed by a separate investment advisor that charges Educators a fixed percentage of the total market value of assets under management, plus an annual incentive fee when the portfolio return exceeds a predetermined threshold.

For the year ended December 31, 2004, Educators’ cash and invested assets totaled $85.2 million. All of Educators’ fixed income investments are considered to be “available for sale.” Available for sale securities are reported at estimated fair value, with changes in estimated fair value (unrealized gains and losses) reported as a component of accumulated other comprehensive income.

Equity call options represent the estimated fair value of stock options in Educators’ convertible bond portfolio. Convertible bonds are considered an “embedded derivative” instrument and, in accordance with GAAP, the estimated fair value of the embedded stock option must be bifurcated from the fixed income portion of the convertible bond and reported separately on the consolidated balance sheet. Changes in the estimated fair value of the equity call options are reported in the consolidated statements of operations and comprehensive income (loss) as realized gains or losses.

Other invested assets consist of investments in limited partnerships, which are reported in Educators’ consolidated financial statements using the equity method. Mortgage loans are carried at their outstanding principal balance. For the year ended December 31, 2004, there were no mortgage loans in foreclosure and all amounts were considered collectible. Educators is not investing in new mortgage loans and the mortgage loan portfolio continues to decline as the loans are paid in full or refinanced.

The following table summarizes, by type, the cost or amortized cost and estimated fair value of Educators’ fixed income investments, redeemable preferred stock and equity call options as of June 30, 2005, December 31, 2004, and December 31, 2003 (in thousands):

			At December 31,
	At June 30, 2005		2004		2003
	Cost or Amortized Cost	Estimated Fair Value	Cost or Amortized Cost	Estimated Fair Value	Cost or Amortized Cost	Estimated Fair Value
U.S. Treasuries and government agencies	$6,794	$7,304	$6,790	$7,269	$7,902	$8,460
States, municipalities, and political subdivisions	1,003	1,045	1,502	1,569	1,495	1,591
Foreign governments	486	483	485	484	—	—
Corporate	58,695	60,935	57,193	60,357	51,242	56,730
Mortgage-backed	1,477	1,491	479	483	—	—

Total fixed income securities	68,455	71,258	66,449	70,161	60,639	66,781
Redeemable preferred stock	209	230	209	229	127	139
Equity call options	980	1,175	884	1,473	686	1,058

Total investments	$69,644	$72,663	$67,542	$71,863	$61,452	$67,978

The following table summarizes Educators’ fixed income investments, by contractual maturity, at amortized cost and estimated fair value as of December 31, 2004 (in thousands):

	Amortized Cost	Estimated Fair Value
Due in one year or less	$8,495	$8,925
Due after one year through five years	44,311	46,650
Due after five years through ten years	11,744	12,820
Due after ten years	2,513	2,985
Mortgage-backed securities	479	483

Total*	$67,542	$71,863

*	This table includes Educators’ convertible bond portfolio, by contractual maturity, without giving effect to the bifurcation of the equity call options. Therefore, the amortized cost and estimated fair value of convertible bonds is representative of the entire bond.

The following table summarizes the distribution of Educators’ fixed income portfolio as a percentage of total estimated fair value based on credit ratings assigned by Standard & Poor’s at June 30, 2005:

Rating	Estimated Fair Value	Percent of Total
AAA	$4,762	6.6%
AA+/AA/AA-	8,823	12.1
A+/A/A-	34,528	47.5
BBB+/BBB/BBB-	9,440	13.0
Below Investment Grade	2,599	3.6
Not Rated	12,511	17.2

Total	$72,663	100.0%

In accordance with GAAP, Educators evaluates its investments for “other than temporary” impairment on a quarterly basis. Educators has adopted an impairment policy that requires any equity securities whose estimated fair value has been less than or equal to 80% of its amortized cost for a maximum of six months to be impaired with the loss being recorded in the consolidated statements of operations. Equity securities may be impaired when the 80%/6-month criteria has been met. For fixed income securities, Educators evaluates whether or not the decrease in the estimated fair value is due to credit issues of the issuer or the result of changes in the interest rate environment. For those fixed income securities with credit issues, the security is deemed impaired on a basis consistent with equity securities. In assessing credit issues, Educators considers the following factors:

•	A recent deterioration in the financial condition of the issuer or negative outlook with respect to future performance;

•	A downgrade in the issuer’s Standard & Poor’s or Moody’s rating;

•	A decline in the industry in which the issuer operates; and

•	Other factors that may impact the issuer’s financial condition or results of operations.

In the event it is determined that the fixed income investment is “other than temporarily” impaired based on the above factors, the loss is recorded in the consolidated statements of operations. For those fixed income investments that are in an unrealized loss position due to changes in interest rates, Educators evaluates its ability to hold the investment to maturity. This evaluation takes into consideration the time to maturity, the ability to liquidate other assets in the event cash is needed, and current and historical operating cash flows. If Educators determines it has the ability to hold the investment to maturity, it will not record an impairment charge.

The following table summarizes the estimated fair value and unrealized losses on fixed income investments determined to be temporarily impaired for the year ended December 31, 2004 (in thousands):

	Less than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
U.S. Treasuries and government agencies	$2,526	$(20)	$495	$(5)	$3,021	$(25)
Foreign governments	484	(1)	—	—	484	(1)
Corporate	10,687	(96)	—	—	10,687	(96)

Total*	$13,697	$(117)	$495	$(5)	$14,192	$(122)

Other Investments. As of June 30, 2005, other investments include an investment in a hedge fund limited partnership totaling $2.1 million and an investment in a real estate limited partnership totaling $104,000. The hedge fund limited partnership is managed by J.P. Morgan Alternative Asset Management, Inc., which is an affiliate of J.P. Morgan Chase & Company.

A.M. Best Rating

A. M. Best rates insurance companies based upon financial factors of concern to policyholders. The current “B++” (Very Good) rating assigned to Educators by A.M. Best was reaffirmed in June 2005. This rating is the fifth highest out of 16 rating classifications. According to its guidelines, A.M. Best assigns “B++” ratings to companies that have, on balance, very good financial strength, operating performance and market profile. Companies rated “B++” are considered by A.M. Best to have “a good ability to meet their ongoing obligations to policyholders.”

In evaluating a company’s financial and operating performance, A.M. Best reviews the company’s profitability, leverage and liquidity, its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its reserves and surplus, its capital structure, the experience and competence of its management, and its marketing presence. A.M. Best ratings are intended to provide an independent opinion of an insurer’s ability to meet its obligations to its policyholders and is not an evaluation directed at investors.

2003 Downgrade. In April of 2003, A.M. Best downgraded Educators’ financial strength rating from “A-” (Excellent) to “B++” (Very Good). This downgrade materially and adversely affected Educators’ ability to retain its in-force insurance business and compete for new business sales.

Ratings are an important consideration for insurance agents and brokers when deciding on which insurers to represent and with which insurers to place a client’s business. Agents and brokers may be prohibited by the terms of their own professional liability coverage from representing or placing coverage with an insurance carrier that is rated lower than “A-” by A.M. Best. See “Risk Factors – Risk Factors Relating to Our Business – A reduction in our A.M. Best Rating or our inability to increase our A.M. Best rating could affect our ability to write new business or renew our existing business” for more information about the implications and ongoing consequences of the 2003 downgrade.

London Life Coinsurance Agreement

In order to mitigate the impact of the April 2003 downgrade of Educators’ financial strength rating by A.M. Best, Educators entered into a coinsurance agreement with London Life Reinsurance Company effective October 1, 2003 and a stop loss reinsurance agreement with London Life International Reinsurance Corporation (an affiliate of London Life Reinsurance Company). Under the coinsurance agreement, London Life has reinsured all of Educators’ liability on claims under policies written or renewed by Educators on or after October 1, 2003. London Life, in turn, is reinsured for any liability under the coinsurance agreement by London Life International. Educators, in turn, reinsures London Life International against any loss on this business pursuant to the stop loss reinsurance agreement. The transaction is purposely circular so that all risk of loss on Educators’ policies covered under the arrangement will remain with Educators so long as Educators remains solvent. If, however, Educators were to become insolvent, then London Life would be required to pay Educators the full amount of the reinsured benefit costs under the coinsurance agreement, but London Life International would have only a subordinated claim as a general creditor for reimbursement under the stop loss reinsurance agreement. The reinsurance facility thus operates as a stand-by guaranty and is designed to ensure that, in the event of Educators’ insolvency, London Life will pay to Educators an amount equal to the total claims owed by Educators to its policyholders and certificate holders. Notwithstanding this arrangement, if Educators were to become insolvent, depending on the extent of its liabilities, there can be no assurance that the payment by London Life will be sufficient to allow Educators to satisfy the claims of its policyholders and certificate-holders.

London Life receives a quarterly fee of the greater of $15,000 or 25% of the product of 0.0012 and the annualized premium of the in-force policies of Educators that are subject to this arrangement. Educators also must maintain on deposit in a trust account for London Life’s benefit assets having a value equal to no less than 105% of statutory claims reserves on the reinsured business. As of June 30, 2005, the trust account held assets with a market value totaling $9.5 million. Educators can terminate the coinsurance agreement at any time and immediately recapture the reinsured business and the assets in the trust. London Life can terminate the coinsurance agreement on ninety (90) days’ prior notice to Educators. However, if Educators’ A.M. Best’s rating falls below “B,” its surplus falls below a level specified in the coinsurance agreement or it is the subject of regulatory action, London Life can terminate the coinsurance agreement immediately. In any event, the coinsurance agreement would remain in effect for insurance policies sold or renewed by Educators prior to the termination date, but only until the earlier of the policy termination date or the next renewal date.

With a few exceptions, the arrangement with London Life has been generally effective in preserving Educators’ in-force block of business. However, the arrangement has not been generally effective in enabling Educators to compete for new sales. In order to effectively compete for new business, Educators believes that it will have to secure an upgrade of its current A.M. Best rating to a rating of no less than “A-” (Excellent). There can be no assurance that Educators will be able to secure such a ratings upgrade in the foreseeable future.

Competition

Educators competes against hundreds of other insurers, including a number of financial services companies which are not considered members of the insurance industry. Educators’ competitors vary by product and geographic area, as the group benefits market has relatively low barriers to entry. In term life, Educators’ key competitors include Aetna, Inc., Wellpoint, Inc., Assurant, Inc., Jefferson Pilot Life Insurance Company, Guardian Life Insurance Company and Metropolitan Life Insurance Company. In dental, key competitors include Aetna, Inc., Assurant, Inc., Guardian Life Insurance Company and Metropolitan Life Insurance Company. In voluntary products, key competitors include Assurant, Inc., Guardian Life Insurance Company, The Hartford Life Insurance Company and Sun Life Insurance Company.

Many of Educators’ competitors have well-established national reputations and substantially greater financial resources and market share than Educators. The continuing ability of Educators to compete successfully in its principal markets is contingent upon a number of factors, many of which are outside its control. These factors include market and competitive conditions.

Group benefits products are relatively inexpensive to develop and market, and as such are offered by hundreds of insurance carriers. In addition, as a result of considerable medical market consolidation, group benefits product lines have become significantly more price competitive. In response to such competition, many carriers have adopted price-based competition strategies, offering insurance at lower premium rates through the use of salaried personnel or other distribution methods, rather than through independent producers paid on a commission basis (as is the case with Educators). These carriers often offer prospective clients substantially discounted initial rates, often at a loss to the carrier, in the hope that clients that accept services at the initial discount rate will continue to purchase coverage from the carrier after subsequent price increases.

Educators seeks to differentiate itself from its competitors by emphasizing those of its competitive strengths (including producer relationships, customer service, creative benefit provisions, flexible product design, ease of use and security) which its experience indicates are particularly important to the small and medium size businesses that constitute its market niche. In addition to price, competition in those lines of insurance which Educators offers is based on the quality of a carrier’s offerings, quality and speed of service, its distribution systems and technical expertise. Educators has traditionally emphasized its advantages in each of these areas.

Legal Proceedings

Neither Educators nor any of its subsidiaries is currently aware of any pending or threatened material litigation. In the normal course of business, Educators may become involved in various claims and legal proceedings.

Neither Educators nor any of its subsidiaries is currently subject to, nor aware of any, regulatory actions by any governmental authorities. For a full description of regulatory considerations relating to Educators’ business, you should read the information in this document under the heading “Regulation.”

Properties

Educators currently conducts its business from offices at 202 North Prince Street in Lancaster, Pennsylvania, at which it leases property of approximately 51,000 square feet, of which it currently utilizes approximately 20,000 square feet. The lease, which expires on June 30, 2008, may be renewed for one year periods as of its expiration at the option of the parties thereto. The lease may be also be terminated by the lessor with two years’ advance notice. Educators has retained a commercial realtor to sublease the property in connection with a contemplated move to new offices.

Technology

All Educators technology systems are hosted in a physically secure computer room located at Educators’ home offices in Lancaster, Pennsylvania. The computer room employs environmental controls, fire protection and a secured power supply. Educators’ management anticipates that these protections will be upgraded following completion of the conversion and the merger.

In 1997, Educators purchased a comprehensive benefit administration and claim adjudication management system from a nationally recognized third-party provider. The system provides HIPAA-compliant support for dental, life, disability and other insurance products. The system runs on an IBM iSeries platform, which has historically been a very stable platform for important applications.

Educators continues to provide information technology support to IBSi through an inter-company administrative services agreement, as previously described.

Employees

As of June 30, 2005, Educators had 71 full-time or full-time equivalent employees, and IBSi had 23 full-time or full-time equivalent employees. None of these employees are represented by a union or subject to collective bargaining agreements. Educators believes its relationship with its employees to be good.

BUSINESS OF EHC

EHC is a Cayman Islands holding company incorporated in 1997. EHC’s principal subsidiaries are Global Alliance, doing business as Eastern Alliance Insurance Group, and Eastern Re, a Cayman Islands insurance company. Global has three operating subsidiaries – Eastern Alliance, Allied Eastern, and Employers Alliance. Eastern Alliance and Allied Eastern are Pennsylvania stock property and casualty insurance companies; Employers Alliance, a Pennsylvania corporation, is a third party claims administrator. Through these entities, EHC operates in four business segments: workers’ compensation insurance, specialty reinsurance, segregated portfolio cell business and corporate/third party administration.

EHC provides a broad range of workers’ compensation products through Eastern Alliance and Allied Eastern, some of which are reinsured by Eastern Re. EHC also provides claims administration and risk management services through Employers Alliance. Through quota share reinsurance agreements at Eastern Re, EHC also participates in the reinsurance of underground storage tanks and non-hazardous waste haulers, all of which are underwritten by a large primary insurer. EHC’s primary market is small to medium size Pennsylvania employers generally with 300 employees or less, who EHC believes tend to be underserved by larger insurance companies and for whom service, in addition to price, is frequently a key determinant in the choice of insurer.

At June 30, 2005, EHC had total consolidated assets of $183.7 million and shareholders’ equity of $46.5 million. For the year ended December 31, 2004, EHC had gross premiums written of $83.2 million and consolidated net income of $6.4 million. Of the $83.2 million in gross premiums written in 2004, $43.9 million was in the workers’ compensation segment, $13.3 million was in the specialty reinsurance segment, and $26.0 million was in the segregated portfolio cell segment.

EHC’s headquarters is located at Genesis Building, 5th Floor, Grand Cayman, Cayman Islands, B.W.I., and its telephone number is (345) 949-7966.

History

Eastern Re was originally formed in 1987 in the Cayman Islands and was capitalized with $2.2 million. For a number of years it wrote, on a claims made basis, general liability and asbestos liability insurance for contractors engaged in asbestos abatement and removal projects. In the early 1990s, Eastern Re began to reinsure pollution liability exposures for underground and above ground storage tank risks. The trade name for this product is EnviroGuard. This product continues to be a significant segment of EHC’s business.

EHC was formed in 1997 as a Cayman Islands holding company for both Eastern Alliance and Eastern Re. In 1997, Eastern Alliance was formed as a Pennsylvania insurance company for the purpose of writing traditional workers’ compensation insurance and issued its first policy in December of that year. Eastern Re elected to become a segregated portfolio cell company in 1998, which permitted EHC to offer this alternative markets product to the Pennsylvania workers’ compensation market.

Prior to completion of the conversion and the merger, EHC will become a domestic Pennsylvania business corporation. Since the formation of EHC in 1997, EHC has raised approximately $29.7 million in additional capital, acquired Employers Alliance and formed Allied Eastern to provide more rate flexibility in the workers’ compensation market.

Overview of Business Segments

The following discussion provides information regarding EHC and each of its business segments.

Workers’ Compensation Insurance. Workers’ compensation insurance is underwritten through Eastern Alliance and Allied Eastern. Collectively, Eastern Alliance and Allied Eastern are called the Eastern Alliance Insurance Group or EAIG. Both Eastern Alliance and Allied Eastern provide insurance coverage to small and medium size Pennsylvania employers generally with 300 employees or less, primarily in rural and suburban Pennsylvania. EAIG offers a complete line of workers’ compensation products to the Pennsylvania marketplace. Products include guaranteed cost and loss sensitive plans, including policyholder dividend policies, retrospectively-rated policies and large deductible policies. For the year ended December 31, 2004, EAIG had direct premiums written of $69.5 million. Because all of the business generated by each company is pooled, EAIG can be viewed as a single entity for economic and segment reporting purposes.

Pennsylvania law permits each insurance company to have only one rate filing for workers’ compensation insurance. Accordingly, Eastern Alliance and Allied Eastern have made separate rate filings with the Department to allow EAIG to underwrite different risks. Eastern Alliance has lower filed rates; therefore workers’ compensation business that has a lower hazard risk profile, such as clerical or office workers, is generally underwritten by Eastern Alliance. Allied Eastern has higher filed rates, and it underwrites higher hazard exposures, such as contractors. Of the $69.5 million in direct premiums written for the year ended December 31, 2004, $37.2 million was underwritten by Eastern Alliance and $32.3 million was underwritten by Allied Eastern.

Specialty Reinsurance. Eastern Re participates as a 25% reinsurer in quota share reinsurance treaties with a large primary insurer in the underground storage tank insurance program referred to as “EnviroGuard” and a program that provides insurance coverage for companies engaged in the transportation of non-hazardous waste. The EnviroGuard program provides coverage to underground tank owners for third party off-site bodily injury and property damage claims as well as clean-up coverage and first party on-site claims. The non-hazardous waste product provides automobile liability, physical damage and certain other coverages for companies engaged in the transportation of non-hazardous waste. For the year ended December 31, 2004, Eastern Re had direct assumed premiums of $13.3 million.

Segregated Portfolio Cell Business. EHC also uses Eastern Re to deliver a variety of alternative market workers’ compensation solutions to individual companies, groups and associations through the creation of segregated portfolio cells. A segregated portfolio cell functions as an insurance company within an insurance company. The assets and liabilities within each cell are solely for the benefit of the owners of that cell, and its assets are not available to the owner of any other cell nor are they subject to the claims of any other cell. This permits EHC to provide Pennsylvania customers with a turn-key alternative markets solution that includes program design, fronting, claims adjusting, risk management, segregated cell rental, investment and segregated portfolio management services. The segregated portfolio cell structure provides preferred shareholders the opportunity to share in both underwriting profit and investment income derived from the insurance programs. Upon termination of the respective agreements with the preferred shareholders and after settlement of the ultimate liabilities due under the various programs, the preferred shareholders may receive a dividend payment from Eastern Re for the remaining underwriting profit, if any.

Workers’ compensation insurance coverage is underwritten by EAIG through its alternative markets business unit and ceded 100% to Eastern Re. For this fronting service, EAIG receives fronting fees equal to a percentage of direct premiums written in the respective programs. Eastern Re rents the segregated portfolio cell facilities to customers and receives a segregated portfolio rental fee, which is also based on a percentage of direct premiums written. Employers Alliance receives fees for claims processing and risk management services. Outstanding loss reserves and unearned premiums are collateralized by letters of credit provided by the preferred shareholders. For the year ended December 31, 2004, the segregated portfolio cell business had premiums of $26.0 million and generated fee revenue to other EHC subsidiaries of $3.8 million. The segregated portfolio cells and preferred shareholders have provided EAIG with $24.0 million of irrevocable, unconditional letters of credit to secure unfunded liabilities as of December 31, 2004.

Corporate Third Party Administration. The corporate segment includes the operations of EHC, Eastern Services, Global Alliance and Employers Alliance. EHC, Eastern Services and Global Alliance function primarily as coordinating and servicing units for EHC’s operating subsidiaries in general management, accounting and taxes, auditing, investment accounting, marketing and insurance risk management, borrowing activities, general corporate expenses not allocated to the business segments, and interest expense on junior subordinated debt. Claims administration and risk management services for self-insured workers’ compensation customers and property/casualty plans are provided through Employers Alliance. Employers Alliance was originally incorporated in Lancaster in 1983 and purchased by EHC in 2000. It has 29 self-insured clients including a Fortune 500 company, municipal governments, hospital groups and Eastern Re’s segregated portfolio cells. For the year ended December 31, 2004, Employers Alliance had fee-based revenues of $2.6 million, including related business. In the corporate/third party administration segment, EHC provides claims adjusting and risk management services. EHC receives a fee but does not bear any underwriting risk for these services. Also in this segment, EHC owns a 10% interest in a segregated portfolio cell based in Bermuda that writes coverage for sprinkler contractors.

Worker’s Compensation Insurance Segment

Operating Strategy

Eastern Alliance was organized in 1997 and focuses on servicing small to medium size Pennsylvania employers generally with 300 employees or less. At December 31, 2004, EHC had 2,789 traditional policies and 1,174 alternative markets policies in force with an average annual premium of $16,976. EHC believes this segment of the employer community is underserved as a result of consolidation within the insurance industry.

EHC believes most larger insurance companies do not cost-effectively deliver their workers’ compensation products to the small employer community, where annual premiums average under $5,000. Larger companies that attempt to do so generally use grid underwriting techniques based on standard rates and payroll data that do not focus on qualitative factors such as safety programs, return-to-work controls, financial strength of the insured and the economy in which the insured operates. Typically, larger companies also provide claims administration from an out-of-state hub service center. Risk management services are generally minimal or non-existent. The result is that large companies tend to offer a homogeneous product without the ability to individually underwrite accounts. The inability of large companies to deliver individual account underwriting to small businesses creates a market opportunity for an insurer such as EAIG that is dedicated to this market segment. Furthermore, small businesses lead the nation in new job generation, and EHC believes that these small businesses tend to be more entrepreneurial and less unionized and are more attentive to the elements of an effective workers’ compensation program, such as risk management.

EAIG is committed to individual account underwriting within the small business sector and to selecting quality accounts that are broadly diverse in terms of risk classification, hazard level and location. Accounts are managed within two business units: the select unit comprises accounts under $20,000 in annual premium, and the custom unit services policies over $20,000. A third business unit manages the underwriting for the alternative markets (ultimately ceded to the segregated portfolio cell segment) business that is more fully discussed below. See “– Segregated Portfolio Cell Segment.”

Products

All states require employers to provide workers’ compensation benefits to their employees for injuries and occupational diseases arising out of employment, regardless of whether such injuries or disease result from the employer’s or the employee’s negligence. Employers may either insure their workers’ compensation obligations or, subject to regulatory approval, self-insure their liabilities. Workers’ compensation statutes require that a policy cover three types of benefits: medical expenses, disability benefits and death benefits. EAIG offers a complete line of workers’ compensation products to small and medium size employers generally with 300 employees or less. Programs include guaranteed cost, policyholder dividend, retrospective rated, large deductible and alternative market products.

•	Guaranteed cost products charge a fixed premium based upon rate filings filed with and approved by the Department. The premium does not increase or decrease based upon loss experience during the policy period. At December 31, 2004, 58% of EAIG’s premium volume was derived from guaranteed cost products.

•	Policyholder dividend plans charge a fixed premium based upon rate filings approved by the Department, but the customer may receive a dividend based upon favorable loss experience during the policy period. EAIG generally restricts policyholder dividend plans to accounts with minimum annual premiums in excess of $20,000. At December 31, 2004, 4% of EAIG’s premium volume was derived from policyholder dividend plans.

•

Retrospectively rated policies were first offered by EAIG in late 2003. Retrospectively rated policies charge an initial premium that is subject to adjustment after the policy period expires based upon the insured’s actual loss experience incurred during the policy period, subject to a minimum and maximum premium. Under these types of policies, an annual premium adjustment is calculated based on actual losses incurred, subject to the minimum and maximum provision within the plan. These policies are typically subject to annual adjustment until claims are closed. EAIG generally offers retrospectively rated policies to employers with minimum annual premiums in excess of $150,000. At December 31, 2004, 1% of EAIG’s direct written premium volume was derived from retrospectively rated policies.

•	Large deductible policies were first offered by EAIG in 2004. Under these policies, EAIG generally receives a lower premium; however, the insured retains a greater share of the underwriting risk than under guaranteed cost or dividend paying products, which reduces the risk to EAIG and encourages loss control by the insured. The customer is contractually obligated to pay its own losses up to the amount of the deductible for each occurrence. The deductibles under these policies generally range from $250,000 to $300,000. EAIG generally offers large deductible policies to employers with annual premiums of $500,000 or higher. At December 31, 2004, less than 1% of EAIG’s direct written premium volume was derived from large deductible products.

•	Alternative market products are offered to individual customers and trade associations. As more fully discussed below under “– Segregated Portfolio Cell Segment”, EAIG will issue a policy to an insured and cede 100% of the premium volume, less a ceding commission, to a segregated portfolio cell within Eastern Re. A shareholder of the segregated portfolio cell has a preferred stock ownership interest through which it can participate in loss experience and investment income of the cell. At December 31, 2004, 36% of EAIG’s premium volume was derived from alternative market products.

•	Commercial umbrella products were first offered by EAIG in 2004, as part of a product diversification strategy. Commercial umbrella coverage provides catastrophic protection in excess of an insured’s commercial automobile, general liability and employers liability coverages subject to the limits of the policy. EAIG competes in the marketplace by relying on local underwriting expertise, strong reinsurance relationships and a focus on an individual account underwriting strategy. This initiative presents EAIG with the opportunity to cross sell this product to a significant portion of its workers’ compensation policy base. In 2004, EAIG wrote $259,810 of commercial umbrella direct written premiums.

The following table sets forth the direct premiums written, net premiums earned, net loss ratio, expense ratio and combined ratio of EHC’s workers’ compensation products (including its alternative markets products) on a consolidated basis for the following periods (dollars in thousands):

	Six Months Ended June 30,		Years Ended December 31,
	2005	2004	2004	2003	2002
Direct premiums written	$46,934	$40,560	$69,525	$57,671	$43,096
Net premiums earned	$34,781	$29,529	$62,971	$47,151	$33,121
Net loss ratio	62.6%	71.5%	69.5%	81.3%	70.6%
Expense ratio	24.7%	26.4%	25.0%	26.6%	24.0%
Policyholder dividend ratio	0.4%	0.7%	0.3%	0.4%	1.5%
Combined ratio	87.7%	98.6%	94.8%	108.3%	96.1%

Marketing

EHC distributes its workers’ compensation products and services in Pennsylvania through a network of carefully chosen independent insurance producers. EAIG’s producers are located in 39 of Pennsylvania’s 67 counties. EAIG has its greatest representation and largest premium volume in central Pennsylvania. After completion of the conversion and the merger, Eastern Holdings intends to distribute EHC’s workers’ compensation and other products through Educators’ network of independent producers. To initiate that process, Educators and EHC have entered into a distribution agreement whereby Educators has agreed to introduce EHC and its affiliates’ insurance products to Educators’ producers and EHC has agreed to introduce Educators and its insurance products to EHC and its affiliates’ producers.

Producers are compensated through a fixed base commission plan with an opportunity for profit sharing depending on the producer’s premium written and loss experience. Producers must meet premium thresholds before they are eligible to participate in any profit sharing, but once the threshold is achieved, profit sharing is dependent upon loss experience.

All current producers of EHC have made a financial investment in EHC and will receive Eastern Holdings common stock as a result of the merger. EHC strongly believes that this financial commitment by the producers to EHC has helped to align the interests of EHC and its producers, which has been an important factor contributing to EHC’s success. After the conversion and merger, new producers will continue to be encouraged to invest in Eastern Holdings.

EHC proactively manages its valued relationships with producers through a detailed producer management process. The process is driven by regular interaction and strong relationships between the senior management of EHC and the principals of each producer. The primary components of the producer management process are:

•	EHC carefully selects which producers to appoint through a process that assesses financial results, market potential, business philosophy and reputation of the producer and its staff. Senior management of EHC approves all producer appointments following extensive meetings with the producer’s principals. Following the agreement to appoint, EAIG’s Vice President of Marketing and other key personnel conduct a formal orientation process focusing on EHC’s products and services, dedicated service team and the joint business objectives of EHC and the producer.

•	EHC’s senior management team conducts annual business planning meetings with the producer’s principals to mutually agree upon the producer’s financial goals for the following year. EHC requires a written plan for achieving such goals. Senior management and the underwriting staff conduct regular visits to monitor results and build relationships.

•

EHC has established an Agency Advisory Council to promote an active dialogue between EHC and its producer group. The Agency Advisory Council is comprised of six experienced insurance agency professionals. The Council meets twice each year to discuss such topics as market conditions, customer service, products, competition and areas of opportunity. In addition to the Agency Advisory Council, EHC has established a

Select Business Focus Group with its producers. This group meets twice a year to concentrate on issues that impact small workers’ compensation clients (under $20,000 in annual premium).

•	Producer management reports are distributed on a monthly basis, providing the producer with the data necessary to manage its relationship with EHC.

EHC attempts to optimize the franchise value of an EHC appointment for its 40 producers by limiting the number of appointments in identified marketing territories. As a result of this producer management strategy, in 2004 the average direct premiums written per agency contract was $1.8 million.

EHC’s ten largest producers in its workers’ compensation insurance segment accounted for 60.9% and 59.5% of its direct premiums written for the years ended December 31, 2004 and 2003, respectively. EHC’s largest producer, The Alliance of Central PA, Inc., is the largest independent producer for EHC’s workers’ compensation insurance segment and accounted for 25.6% and 26.0% of its direct premiums written for the years ended December 31, 2004 and 2003, respectively. No other producer accounted for more than 10% of EHC’s workers’ compensation insurance segment direct premiums written in 2004 or 2003. If premium volume produced by several of EHC’s large producers were to decrease significantly, EHC’s business would be adversely affected.

Underwriting and Risk Management

EHC is committed to an individual account underwriting strategy that is focused on selecting quality accounts. The goal of EHC’s underwriting professionals is to select a diverse book of business with respect to risk classification, hazard level and geographic location. EHC expects to remain a rural underwriter focusing on territories, accounts and producers that produce acceptable underwriting margins. EHC believes delivery of quality service to its producer business partners continues to be the dominant attribute of its underwriting culture.

EHC’s underwriting operation is organized to support its strategic business units, including its traditional products sold through the select and custom business units and its alternative markets business unit. EHC’s President, Michael L. Boguski, serves as the Chief Underwriting Officer, responsible for strategy, controls, underwriting authorities and the monitoring of results. The underwriting organization employs thirty professionals with an average of twelve years of experience in the industry.

The rural profile of EAIG’s traditional business (excluding alternative markets) is represented by the following tables. EAIG focuses on rural Pennsylvania because it believes the market has attractive demographics. The first table segments the business geographically, as of December 31, 2004, showing the top ten Pennsylvania counties by amount of direct premiums written (dollars in thousands).

County	Direct Premiums Written (1)	Percentage
Lancaster	$9,454	22.2%
York	4,503	10.6%
Berks	2,898	6.8%
Lehigh	2,521	5.9%
Allegheny	1,958	4.6%
Cumberland	1,864	4.4%
Schuylkill	1,259	3.0%
Indiana	1,103	2.6%
Lebanon	838	2.0%
Adams	762	1.8%
Other	15,515	36.1%

Total	$42,675	100%

(1)	Excludes premiums resulting from payroll audits.

The following table segments EAIG’s traditional business by class code, as of December 31, 2004, showing the top ten class codes. EAIG’s underwriting strategy is focused on accounts with strong return to work and safety programs and low to middle hazard levels such as clerical office, light manufacturing, auto dealers and the service industry. EAIG writes workers’ compensation in a total of 234 class codes with an average exposure base of $8.2 million. A class code’s exposure base refers to the dollar amount of aggregate payroll of insured employers in the specified class code. (dollars in thousands).

Description	Percentage	Exposure
Clerical Office	21.6%	$411,220
Doctors/dentists	7.3%	140,020
Hospital	5.4%	102,986
Salesmen – Outside	5.4%	102,259
Auto Dealers	4.9%	93,533
Restaurant	3.9%	74,404
Nursing Homes – Skilled	3.4%	65,609
Auto Salesman	3.3%	62,416
Colleges/Schools	2.9%	55,339
Bank	2.5%	47,241

The following table profiles EAIG’s traditional business by premium band as of December 31, 2004, showing direct premiums written and the number of policies in each band. As of December 31, 2004, EAIG’s average traditional premium was $15,282 and its average new premium in 2004 was $21,196.

	(Dollars in thousands)
Premium Band	Direct Premiums Written (1)	Policies
$0 - $4,999	$2,908	1,528
$5,000 – $19,999	6,949	732
$20,000 – $49,999	7,956	297
$50,000 - $99,999	7,097	130
$100,000 +	17,765	102

Total	$42,675	2,789

(1)	Excludes premiums resulting from payroll audits

EHC’s underwriting staff also is responsible for monitoring and controlling credit risk in all of its strategic business units. EHC is exposed to credit risk because it is dependent upon receipt of premium payments by its insureds, which sometimes are paid in installments over the life of a policy. The underwriters attempt to reduce credit risk through proactive financial underwriting of insureds, and by offering conservative billing installments and securing the appropriate collateral for alternative market and large deductible programs.

In 2004, EHC successfully implemented a web-based underwriting system to better serve its producer base. EHC’s web-based system is designed to permit producers to submit policies directly to EAIG through the Internet. A producer can receive a pricing indication and refer the policy to EHC’s underwriting staff for approval. Since deploying the system in the second quarter of 2004, approximately forty percent of submissions have been received via the Internet.

Within the underwriting operation, EAIG operates a risk management unit consisting of eight risk management professionals with an average of thirteen years of experience in the industry. The risk management unit delivers loss consulting services to EHC’s staff, producers and customers. The objective of the risk management operation is to protect EHC from catastrophic loss, reduce claims frequency and provide value added consulting services to insureds. EHC has expanded consulting services to include health and wellness, which supports injury prevention and mitigates claim expense. These services are provided at no additional cost to the insured and are services that differentiate EAIG from its competitors. The risk management unit also provides risk pre-screening in support of the underwriting selection process.

Claims

EAIG’s claims are handled through a third party administration contract with EHC’s wholly-owned subsidiary, Employers Alliance. Employers Alliance also holds third party claims administration contracts with other clients, including a Fortune 500 company as well as governmental units and health care organizations.

Employers Alliance focuses on early intervention and aggressive disability management, utilizing the professional services of medical case managers to supplement the expertise of in-house claims professionals when appropriate. EHC believes that effective claim management requires consistent execution of the following elements:

•	Prompt and thorough investigation;

•	Fair and timely determination of coverage and compensability;

•	Honest and frequent communication with all pertinent parties;

•	Equitable resolution of claims;

•	Timely delivery of payments; and

•	Reasonable reserving practices.

EHC believes in thorough education of its clients and their employees regarding the workers’ compensation law and workplace safety. EHC utilizes frequent communication with all parties as a means to maintain control of claims and minimize the influence of factors that increase costs such as attorney involvement and “doctor shopping.” EHC provides assistance and support to its clients in the implementation of physician panels and return to work programs.

EHC believes it is appropriate and desirable to utilize compromise and release agreements to economically resolve serious or difficult claims in order to limit its exposure and prevent unfavorable loss development. EHC utilizes strategic vendor relationships rather than in-house staff for services such as legal representation, private investigation, vocational rehabilitation and medical case management.

Managed care initiatives have been implemented with strategic vendors to reduce claim costs. Managed care services include: preferred provider networks; physical therapy networks; a prescription drug program; and subrogation recovery.

The claims unit responsible for providing service to EAIG is comprised of a supervisor with 13 years of workers’ compensation claims experience, seven claim representatives with a combined total of over 77 years of claims experience, three claim analysts and one claim administrator. Each claim representative is assigned to a specific group of producers and their policyholders in order to facilitate teamwork and effective communication. In addition, this structure allows the team to develop extensive knowledge of specific geographic areas and customer operations.

In an effort to ensure aggressive management and quality outcomes on each claim, EHC closely monitors the pending caseloads and volume of new claim assignments for each claim representative. EHC’s strategy is to maintain maximum caseloads of 125 open claims and an average of ten to twelve new claims per week for each claim representative.

Losses under workers’ compensation policies principally include payments for medical expenses and lost wages resulting from lost time at work by an injured employee. Medical expenses generally are incurred and paid more quickly than indemnity claims for lost wages, which can be ongoing and are the most likely to result in adverse development in future periods. EHC attempts to aggressively achieve final resolution of, and close claims from prior accident years. The table below shows the claims received by EAIG and closed and open claims by accident year as of December 31, 2004.

Traditional Business

(Exclusive of Alternative Markets)

Open Claims (1)

Accident Year	Total Claims	Open	Closed	% Closed
1998	65	0	65	100.0%
1999	207	4	203	98.1%
2000	394	11	383	97.2%
2001	598	26	572	95.7%
2002	690	41	649	94.1%
2003	693	109	584	84.3%
2004	753	286	467	62.0%

	3,400	477	2,923	86.0%

(1)	Excludes claims for medical expenses only because such claims are opened and closed in a short period of time.

Reinsurance

EHC’s insurance companies reinsure a portion of their exposure and pay to the reinsurers a portion of the premiums received on all policies reinsured. For the contract year that commenced May 1, 2005, the largest exposure that EHC retains on any one individual workers’ compensation loss occurrence in its traditional business is $500,000. This represents an increase in EHC’s retention of $100,000 from the prior contract year. Loss occurrences in excess of $500,000 are covered on an excess-of-loss basis up to a maximum of $39.5 million. EHC’s workers’ compensation reinsurance treaty has been with underwriting members of Lloyds and two global reinsurers, Alea London Limited and Aspen Insurance UK Limited, since 1999.

Umbrella liability losses are reinsured under a separate treaty on a 90% quota share basis up to $2.0 million and a 100% quota share basis in excess of $2.0 million up to a $5.0 million limit. The commercial umbrella product line is reinsured by American Re-Insurance Company. For EHC’s fiscal year ended December 31, 2004, its insurance companies ceded to unaffiliated reinsurers $5.0 million of written premiums, compared to $5.1 million of written premiums for the year ended December 31, 2003. Limits in excess of $5.0 million are 100% reinsured on a facultative basis. For more information see “Reinsurance.”

Specialty Reinsurance Segment

Products

The specialty reinsurance segment does not directly underwrite any products. Rather, Eastern Re participates as a 25% reinsurer in treaties with a large primary insurer in the EnviroGuard underground storage tank insurance program and a program that provides automobile insurance coverage for companies engaged in the transportation of non-hazardous waste. The EnviroGuard program provides coverage to underground tank owners for third party off-site bodily injury and property damage claims as well as clean-up coverage and first party on-site claims. The non-hazardous waste transportation product provides automobile liability, physical damage and certain other coverages for companies engaged in the transportation of non-hazardous waste. Eastern Re’s specialty reinsurance products are primarily marketed and distributed by a producer, AmPro.

Lawrence Bitner, a director of EHC and Eastern Holdings, is an employee of AmPro and manages a significant portion of its program business. From time to time, Mr. Bitner offers EHC the ability to participate as a reinsurer in other programs developed by AmPro. Each program is evaluated on a case by case basis and is approved by the board of directors of Eastern Re, with Mr. Bitner abstaining. For the year ended December 31, 2004, Eastern Re had direct assumed premiums of $13.3 million. EHC’s access to this revenue stream is dependent upon its relationship with Mr. Bitner. In addition, under the terms of the reinsurance agreement with the primary insurer, the merger gives the primary insurer the right to terminate the reinsurance agreement. The primary insurer has agreed to forebear from exercising this termination right but has not waived its right to do so. See “Risk Factors.”

Marketing

Eastern Re does not engage in any marketing with respect to the specialty reinsurance segment. All marketing efforts are undertaken by AmPro, which develops programs for presentation to a large primary insurer and other insurers. Eastern Re’s board of directors considers analyses of historical loss information in determining whether to participate in each program.

Underwriting and Risk Management

Eastern Re does not underwrite individual risks in the specialty reinsurance segment. Rather, Eastern Re examines specific program business and determines whether to enter into the reinsurance agreement with the primary insurer. Underwriting consultants engaged by Eastern Re conduct annual underwriting audits of this program business.

Claims

Neither Eastern Re nor any of its affiliates actively manages claims in the specialty reinsurance segment. Claims management is performed by the primary insurer. When the primary insurer sustains a loss, it invoices Eastern Re for its pro rata share of the loss. Eastern Re’s claims administration is limited to verification that the claim is a covered claim under the reinsurance contract between Eastern Re and the primary insurer.

Reinsurance

Eastern Re acts as a reinsurer in the specialty reinsurance segment. None of the risks assumed by Eastern Re in this segment are further reinsured.

Segregated Portfolio Cell Segment

Products

EHC provides a variety of services to employers who self-insure their workers’ compensation exposure, including program design, fronting, claims adjusting, investment management, and cell rental programs. The market for self-insured or “captive” insurance is called the alternative markets, and these programs are referred to as alternative market programs or products. Insurance coverage is underwritten by Eastern Alliance and Allied Eastern and ceded 100% to Eastern Re. The ownership interest in each specific segregated portfolio cell is represented by a preferred share in that cell.

Eastern Re currently provides cell rental facilities and Eastern Alliance and Allied Eastern provide fronting services to eleven programs. Upon termination of the respective agreements and after settlement of the ultimate liabilities due under the various programs, the preferred shareholders are entitled to receive a profit participation dividend payment from the segregated portfolio cell for the remaining profit, if any, under the cell rental programs. Outstanding loss reserves and unearned premiums under the segregated portfolio cell programs are collateralized by letters of credit provided by the preferred shareholders and the segregated portfolio cell. In addition, the preferred shareholder also posts a letter of credit to cover any losses up to the aggregate reinsurance attachment point purchased directly by the segregated portfolio cell.

Eleven programs are currently insured under reinsurance contracts between Eastern Alliance or Allied Eastern as the fronting company and a segregated portfolio cell of Eastern Re. The following table describes the program sponsor, the direct premiums written and number of policies for each segregated portfolio cell. Where the sponsor is an insurance agency, the agency uses the cell for the benefit of certain of its similarly situated clients (dollars in thousands):

Program	2004 Direct Premiums Written	Number of Active, In- Force Policies in 2004
Builder/contractor trade group	$6,479	528
Insurance agency sponsor	3,032	224
Insurance agency sponsor	2,994	24
Rehabilitation facilities trade group	2,634	15
Long term care facilities operator	2,106	1
Forestry products trade group	1,941	136
Insurance agency sponsor	1,742	53
Insurance agency sponsor	1,688	106
Preferred automotive dealership program	1,216	26
Central Pennsylvania coalition of preferred businesses	1,144	5
Insurance agency sponsor	1,045	56

Total	$26,021	1,174

With 1,174 total in-force policies in alternative markets programs, the average premium size is $22,164 compared to an overall average premium size of $16,976 for EAIG.

Marketing

The distribution of policies that may be submitted to Eastern Re for consideration for reinsurance within a segregated portfolio cell is substantially the same as that of EAIG’s traditional policies. EHC’s independent producers market the products to potential customer groups within EHC’s geographic target markets. Working in conjunction with its producers, EHC determines whether a given risk is appropriate for the traditional or alternative market. For additional information on marketing generally see “Business of EHC – Workers’ Compensation Insurance Segment – Marketing.”

Underwriting and Risk Management

Underwriting and risk management services for the alternative markets business is substantially the same as the underwriting for traditional business, although a separate alternative markets unit has been formed for the delivery of services on a group program basis. The independent producers’ knowledge of EHC’s product offerings is an important component in the offering of different product proposals to customers, including the alternative markets option. After successful completion of the underwriting process, if the risk is deemed to be an appropriate candidate for the alternative market, the risk is submitted to Eastern Re for consideration of intercompany reinsurance between Eastern Alliance and/or Allied Eastern and Eastern Re. In general, a pool of risks such as a trade group or for similarly situated customers of an agency are most appropriate for submission to the alternative markets. If a pool of risks is accepted by Eastern Re, reinsurance agreements and shareholder agreements are executed, external reinsurance is bound and a segregated cell is established and sent for approval by the Cayman Islands Monetary Authority. The cost and a profit margin (collectively expressed as a percentage of direct written premium) for the underwriting of the policies for an alternative markets customer is included as part of the ceding commission in the reinsurance agreement between Eastern Alliance and/or Allied Eastern and Eastern Re. Furthermore, a fee is paid from the segregated portfolio cell to Eastern Re for the rental of the segregated portfolio cell and for the maintenance of books and records. This fee is included as part of the ceding commission in the reinsurance agreement between Eastern Alliance and/or Allied Eastern and Eastern Re.

Claims

Claims administration and risk management for the alternative market programs are performed by Employers Alliance, a wholly-owned subsidiary of EHC. A fee is paid from the segregated portfolio cell to Employers Alliance for claims adjusting and risk management services. This fee also is included as part of the ceding commission in the reinsurance agreement between Eastern Alliance and/or Allied Eastern and Eastern Re.

Reinsurance

Intercompany Reinsurance Structure. Intercompany reinsurance agreements are the mechanisms by which premiums paid by alternative markets customers are ceded from Eastern Alliance and/or Allied Eastern to the segregated portfolio cells at Eastern Re. Each Eastern Re segregated portfolio cell has the following reinsurance agreements between itself and Eastern Alliance and/or Allied Eastern:

•

100% Quota Share Reinsurance Agreements – Under this reinsurance agreement, Allied Eastern or Eastern Alliance cedes all premiums received from the specific customer to the Eastern Re segregated portfolio cell and receives a ceding commission in return. Consistent with any policy issued by EAIG, the underlying risks within the program will dictate which fronting company (Eastern Alliance or Allied Eastern) writes the policy. As with any reinsurance arrangement, the ultimate liability for the payment of claims resides with the fronting company. The ceding commission paid by the Eastern Re segregated portfolio cell to Allied Eastern or Eastern Alliance as part of the reinsurance agreement averages 38.5%. The ceding commission consists of charges customary to such arrangements including fronting fees, external reinsurance, producer’s commission, premium taxes and assessments, claims administration and risk management services and segregated portfolio cell rental fees. In addition, the ceding commission compensates Eastern Alliance or Allied Eastern for the risk assumed under the aggregate excess reinsurance agreement described directly below.

•	Aggregate Excess Reinsurance Agreements – An aggregate excess reinsurance agreement exists between Eastern Alliance and/or Allied Eastern and Eastern Re whereby Eastern Alliance and/or Allied Eastern assume 100% of aggregate losses over an aggregate attachment point (expressed as a percentage of direct written premium), with a maximum loss limit of $100,000. The attachment points for the aggregate excess reinsurance agreements average 89.0% of direct written premium. For example, in the case of a portfolio cell with $1.0 million in assumed premium and an 89.0% attachment point, the cell pays the first $890,000 in net losses and loss adjustment expenses, Eastern Alliance or Allied Eastern pays the next $100,000 in net losses and loss adjustment expenses and the external aggregate reinsurer (as described below) pays net losses and loss adjustment expenses beyond the initial $990,000 covered by the portfolio cell and Eastern Alliance or Allied Eastern. These aggregate excess reinsurance agreements effectively align the interests of Eastern Alliance and/or Allied Eastern and the preferred shareholders of the portfolio cells with the external reinsurers.

External Reinsurance. Each segregated portfolio cell purchases external reinsurance coverage directly from Lloyd’s of London. The segregated portfolio cells purchase per occurrence coverage to cover severity of claims and aggregate reinsurance coverage to cover frequency of claims.

Per Occurrence Reinsurance Agreements. Per occurrence reinsurance agreements cover the portfolio cells for a catastrophic claim resulting from one event. The specific retentions for per occurrence coverage for each segregated portfolio cell range from $250,000 to $350,000 but each per occurrence coverage has a $40.0 million limit. For example, in the case of a portfolio cell with a $300,000 retention that has a $3.0 million claim relating to the death of a covered employee, the portfolio cell would cover the first $300,000 of the claim with the third party reinsurer paying the remaining $2.7 million of the claims.

Aggregate Reinsurance Coverage. Aggregate reinsurance agreements cover the portfolio cells for losses and loss adjustment expenses beyond the $100,000 aggregate coverage provided by Eastern Alliance or Allied Eastern. The need for this coverage would arise in the event of a series of losses as opposed to a single, catastrophic event. Aggregate reinsurance coverage purchased through Lloyd’s has ultimate loss limits of $1.0 million or $2.0 million, depending on the underlying risks within the individual segregated portfolio cell. This external reinsurance combined with the aggregate coverage provided by Eastern Alliance or Allied Eastern provides aggregate loss limits for each segregated portfolio cell ranging from $1.1 million to $2.1 million.

In addition to the segregated portfolio cell’s reinsurance coverage, the preferred shareholder of each segregated portfolio cell provides a letter of credit for the most recent program year that is equal to the difference between the loss fund (amount of funds available to pay losses after deduction of ceding commission) and the aggregate attachment point of the reinsurance. This is sometimes called the GAP or unfunded liability. As an example, if a program has $1.0 million of assumed premiums, a 40% ceding commission and a 90% aggregate attachment point, the letter of credit amount is $300,000 calculated as follows:

Aggregate attachment point ($1,000,000 x .90)	$900,000
Loss fund ($1,000,000 – ($1,000,000 x .40)	$600,000
GAP	$300,000

Allocation of Premium

The alternative markets business involves services from several companies within EHC, which are paid for out of the ceding commission. External costs are also paid out of the ceding commission. The flow of premium dollars is as follows:

•	100% of the premium written is ceded to Eastern Re from Eastern Alliance and/or Allied Eastern.

•	In exchange for ceding the premium, Eastern Alliance and/or Allied Eastern are paid a ceding commission by Eastern Re equal to a percentage of the premium written, which averages 38.5%.

•	The ceded commission is then typically allocated as follows:

Fee Description	Fee Recipient
Fronting fee	Eastern Alliance and/or Allied Eastern
Producers’ commission	Independent producer
Reinsurance	Third party reinsurer (Lloyds)
Cell rental fee	Eastern Re
Claims handling fee	Employers Alliance
Risk management fee	Employers Alliance
Premium and excise taxes	State and offshore taxing authorities

•	The difference between the premium and the ceding commission is deposited in the segregated portfolio cell’s Cayman Island bank account to create the loss fund.

Payment of a Preferred Shareholder Dividend

The shareholder agreement between the Eastern Re segregated portfolio cell and the preferred shareholders determines how a dividend is calculated and when and how a dividend may be paid. The payment of a preferred shareholder dividend is subject to certain restrictions. The shareholder agreement further specifies that any proposed dividend is subject to the approval of the board of directors of Eastern Re and the Cayman Islands Monetary Authority.

Reinsurance

EHC’s insurance companies reinsure a portion of their exposure and pay to the reinsurers a portion of the premiums received on all policies reinsured. Insurance policies written by EHC’s companies are reinsured with other insurance companies principally to:

•	reduce net liability on individual risks;

•	mitigate the effect of individual loss occurrences (including catastrophic losses);

•	stabilize underwriting results;

•	decrease leverage; and

•	increase its insurance companies’ underwriting capacity.

Reinsurance can be facultative reinsurance or treaty reinsurance. Under facultative reinsurance, each policy or portion of a risk is reinsured individually. Under treaty reinsurance, an agreed-upon portion of a class of business is automatically reinsured. Reinsurance also can be classified as quota share reinsurance, pro-rata insurance or excess-of-loss reinsurance. Under quota share reinsurance and pro-rata insurance, the ceding company cedes a percentage of its insurance liability to the reinsurer in exchange for a like percentage of premiums less a ceding commission. The ceding company in turn recovers from the reinsurer the reinsurer’s share of all losses and loss adjustment expenses incurred on those risks. Under excess reinsurance, an insurer limits its liability to all or a particular portion of the amount in excess of a predetermined deductible or retention. Regardless of type, reinsurance does not legally discharge the ceding insurer from primary liability for the full amount due under the reinsured policies. However, the assuming reinsurer is obligated to reimburse the ceding company to the extent of the coverage ceded.

EHC determines the amount and scope of reinsurance coverage to purchase each year based on a number of factors. These factors include the evaluation of the risks accepted, consultations with reinsurance representatives and a review of market conditions, including the availability and pricing of reinsurance. EHC’s reinsurance treaty is placed with non-affiliated reinsurers, and is generally renegotiated annually based upon a May 1 to April 30 contract year. EHC’s reinsurance treaty covers both its traditional workers’ compensation business and its segregated portfolio cell business. Terrorism insurance is included within the treaty. For a more detailed discussion of the application of EHC’s reinsurance treaty in its segregated portfolio cell segment, see “Segregated Portfolio Cell Segment.”

The following table sets forth the recoverable from reinsurers as of December 31, 2004 (dollars in thousands):

Name	Loss and Loss Expenses Recoverable	A.M. Best Rating		Percentage of Shareholders’ Equity	Percentage of Loss and Loss Expenses Recoverable
Lloyd’s of London	$3,028	A		7.3%	63.7%
St. Paul Reinsurance Company Ltd.	56	NR-3	(1)	0.1%	1.2%
Alea London Ltd.	746	B++	(2)	1.8%	15.7%
Aspen Insurance UK Ltd.	825	A		2.0%	17.4%
Fairfield Insurance Company	95	A+		0.2%	2.0%

	$4,750			11.4%	100.0%

(1)	Rating assigned to companies that are not rated by A.M. Best.

(2)	Alea London Ltd. has been put on negative outlook by A.M. Best.

According to A.M. Best, companies with a rating of “B++” or better “have a very good ability to meet their ongoing obligations to policyholders.” EHC monitors the solvency of reinsurers through regular review of their financial statements and, if available, their A.M. Best ratings. EHC has experienced no difficulty collecting amounts due from reinsurers; however, the insolvency or inability of any reinsurer to meet its obligations could have a material adverse effect on EHC’s financial condition and results of operations.

Loss Reserves

EHC’s insurance subsidiaries are required by applicable insurance laws and regulations to maintain reserves for the payment of losses and LAE. These reserves are established for both reported claims and for IBNR, including future development on existing claims. The laws and regulations require that a provision be made for the ultimate cost of those claims without regard to how long it takes to settle them. The determination of reserves involves actuarial and statistical projections of what is expected to be the cost of the ultimate settlement and administration of such claims. The reserves are set based on facts and circumstances then known, estimates of future trends in claims severity, and other variable factors such as inflation and changing judicial theories of liability. Estimating the ultimate liability for losses and LAE is an inherently uncertain process.

For claims reported in the workers’ compensation insurance and segregated portfolio cell segments, claims are administered by EHC’s wholly-owned third party administrator, Employers Alliance. When a claim is reported to Employers Alliance, the claims personnel establish a “case reserve” for the estimated amount of the ultimate payment. This estimate reflects an informed judgment based upon general insurance reserving practices and on the experience and knowledge of the estimator. The claims personnel estimating the reserve considers the nature and value of the specific claim, the severity of injury or damage, and the policy provisions relating to the type of loss. Case reserves are adjusted by the claims staff as more information becomes available. It is EHC’s policy to settle each claim as expeditiously as possible. EHC maintains IBNR reserves in the workers’ compensation insurance and segregated portfolio cell segments to provide for IBNR and developments on reported claims. The IBNR reserve is determined by estimating the ultimate net liability for both reported and IBNR claims and then subtracting the case reserves for reported claims.

With respect to the specialty reinsurance segment, all claims are reported to and handled by the primary insurer. On a quarterly basis, EHC receives information from the primary insurer detailing the aggregate case reserves and claims paid, by program year. EHC performs a review of such information every quarter and uses such information to make estimates for IBNR. EHC maintains IBNR reserves in the specialty reinsurance segment to provide for IBNR and developments on reported claims. The IBNR reserve is determined by estimating the ultimate net liability for both reported and IBNR claims and then subtracting the case reserves for reported claims.

Each quarter, EHC computes an estimated ultimate liability using principles and procedures applicable to the lines of business written. There can be no assurance, however, that ultimate losses will not exceed the established loss reserves because the establishment of loss reserves is inherently uncertain. Adjustments in aggregate reserves if any, are reflected in the operating results of the period during which such adjustments are made. EHC’s reserves and other key claims data at the periods indicated are as follows (dollars in thousands):

	At December 31,
	2004	2003	2002
Case reserves	$27,449	$22,201	$11,875
IBNR reserves	35,526	23,328	15,828
Discount	(2,680)	(2,472)	(2,816)

Net reserves	60,295	43,057	24,887
Reinsurance recoverables	2,849	2,084	1,366

Reserves for unpaid losses and loss adjustment expenses	$63,144	$45,141	$26,253

Open lost time claims – workers’ compensation insurance segment (1)	456	489	509

Exposure base – workers’ compensation insurance segment (2)	$1,911,000	$1,965,000	$1,690,000

(1)	Lost time claims represent claims that have an indemnity component in addition to a medical component.

(2)	Exposure base represents the aggregate dollar amount of payroll of insureds.

The following tables are a reconciliation of activity in the reserves for losses and loss adjustment expenses, on a consolidated basis (in thousands):

	Years Ended December 31,
	2004	2003	2002
Reserves for unpaid losses and LAE, beginning of year	$45,141	$26,253	$14,418
Less: Reinsurance recoverable on unpaid losses and LAE	2,084	1,366	188

Net balance at beginning of year	43,057	24,887	14,230

Incurred related to workers’ compensation insurance:
Current year, gross of discount	30,145	23,945	16,108
Current year discount	(974)	(964)	(1,388)
Prior years, gross of discount	—	4,307	3,071
Accretion of prior years discount	1,050	1,196	477

Net incurred workers’ compensation losses during the current year	30,221	28,484	18,268

Incurred related to specialty reinsurance:
Current year	5,277	3,497	2,294
Prior year	765	520	1,833

Net incurred specialty reinsurance losses during the current year	6,042	4,017	4,127

Incurred related to segregated portfolio cell reinsurance:
Current year, gross of discount	12,801	8,119	3,520
Current year discount	(453)	(302)	(174)
Prior years, gross of discount	1,030	1,599	1,707
Accretion of prior years discount	170	419	57

Net incurred segregated portfolio cell reinsurance losses during the current year	13,548	9,835	5,110

Net incurred losses during the current year	49,811	42,336	27,505

Paid related to:
Current year	12,564	9,465	6,271
Prior year	20,009	14,701	10,577

Net claim payments during the year	32,573	24,166	16,848

Net reserves for unpaid losses and LAE, end of year	60,295	43,057	24,887
Reinsurance recoverable on unpaid losses and LAE	2,849	2,084	1,366

Reserves for unpaid losses and LAE, end of year	$63,144	$45,141	$26,253

Accounting for the workers’ compensation insurance, specialty reinsurance and segregated portfolio cell segments requires EHC to estimate the liability for the expected ultimate cost of unpaid losses and loss adjustment expenses (“loss reserves”) as of the balance sheet date. The adequacy of loss reserves is inherently uncertain and represents a significant risk to the business. EHC attempts to mitigate the uncertainty of loss reserves by continually reviewing loss cost trends, attempting to set its premium rates to adequately cover anticipated costs and by professionally managing its claims servicing organization. Additionally, EHC attempts to minimize the estimation risk by employing actuarial techniques on a quarterly basis. Judgment is required in actuarial estimation to ascertain the relevance of historical payment and claim settlement patterns under current facts and circumstances. No assurance can be given as to whether the ultimate liability for unpaid losses will be more or less than EHC’s current estimates. Numerous internal and external factors will affect the ultimate settlements of future claims including, but not necessarily limited to: changes in the cost of remediation, impacts of relevant federal or state legislation, changes in technology and the resulting impact on costs, and reliance on ceding companies to handle claims and remit proper loss information in a timely manner. The evaluation of the reserve for unpaid losses and LAE related to Eastern Re’s specialty reinsurance programs requires that loss development be estimated over an extended period of time. Because the primary insurer under these programs changed in 1999, historical loss data is insufficiently developed. Therefore, reliance has been placed on industry loss development patterns adjusted, based on EHC’s judgment, to reflect considerations particular to the exposure. The reliance on external benchmarks, while necessary, creates an additional element of uncertainty. While management believes that the assumptions underlying the amounts recorded for unpaid losses and LAE reserves as of December 31, 2004 are reasonable, the ultimate net liability may differ materially from the amount provided.

The amount by which estimated losses, measured subsequently by reference to payments and additional estimates, differ from those originally reported for a period is known as “development.” Development is unfavorable when losses ultimately settle for more than the levels at which they were reserved or subsequent estimates indicate a basis for reserve increases on open claims. Development is favorable when losses ultimately settle for less than the amount reserved or subsequent estimates indicate a basis for reducing loss reserves on open claims. Favorable or unfavorable developments of loss reserves are reflected in EHC’s results of operations in the period the changes are made.

The analysis in the following table presents the development of EHC’s balance sheet liabilities for unpaid losses and LAE. The first line in the table shows the liability for unpaid losses and LAE, net of reinsurance, as estimated at the end of each calendar year. The first section below that line shows the cumulative actual payments of loss and LAE, net of reinsurance, that relate to each year-end liability as they were paid at the end of subsequent annual periods. The next section shows revised estimates of the original unpaid amounts, net of reinsurance, that are based on the subsequent payments and re-estimates of the remaining unpaid liabilities. The next line shows the favorable or adverse developments of the original estimates, net of reinsurance. Loss reserve development in this table is cumulative, the estimated favorable or adverse development for a particular year represents the cumulative amount by which all previous liabilities are currently estimated to have been over- or under-estimated. The “cumulative redundancy/(deficiency)” is as of December 31, 2004, which represents the difference between the latest reestimated liability and the amounts as originally estimated. A redundancy means the original estimate was higher than the current estimate; a deficiency means that the current estimate is higher than the original estimate.

	Consolidated Reserve Development
	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
	(In thousands)
Liability for unpaid losses and LAE, net of reinsurance recoverables	$582	$918	$1,631	$2,537	$4,626	$7,966	$14,232	$24,890	$43,056	$60,298
Cumulative amount of liability paid through:
One year later	—	140	250	709	2,800	5,149	10,494	14,757	20,600	—
Two years later	6	367	549	1,434	3,972	9,855	17,350	25,690	—	—
Three years later	117	628	836	1,913	5,215	13,008	21,982	—	—	—
Four years later	296	822	1,008	2,183	6,398	14,472	—	—	—	—
Five years later	414	927	1,170	2,504	7,049	—	—	—	—	—
Six years later	481	1,069	1,417	2,746	—	—	—	—	—	—
Seven years later	587	1,175	1,625	—	—	—	—	—	—	—
Eight years later	644	1,260	—	—	—	—	—	—	—	—
Nine years later	677	—	—	—	—	—	—	—	—	—
Ten years later	—	—	—	—	—	—	—	—	—	—
Liability estimated as of:
One year later	568	1,271	2,050	3,063	6,890	12,179	21,108	32,926	46,075	—
Two years later	690	1,668	2,576	4,100	8,211	15,190	24,945	36,505	—	—
Three years later	937	2,166	3,117	4,392	8,039	16,652	27,566	—	—	—
Four years later	1,248	2,535	3,363	4,488	8,440	17,978	—	—	—	—
Five years later	1,420	2,684	3,250	4,145	9,371	—	—	—	—	—
Six years later	1,497	2,603	2,761	4,426	—	—	—	—	—	—
Seven years later	1,234	2,091	3,002	—	—	—	—	—	—	—
Eight years later	1,056	2,307	—	—	—	—	—	—	—	—
Nine years later	1,232	—	—	—	—	—	—	—	—	—
Ten years later	—	—	—	—	—	—	—	—	—	—
Cumulative total redundancy (deficiency)	(650)	(1,388)	(1,372)	(1,889)	(4,475)	(10,012)	(13,333)	(11,615)	(3,019)	—
Gross liability - end of year	582	918	1,631	2,537	4,626	8,497	14,420	26,254	45,141	63,144
Reinsurance recoverables	—	—	—	—	—	531	188	1,366	2,084	2,849

Net Liability - end of year	$582	$918	$1,631	$2,537	$4,626	$7,966	$14,232	$24,888	$43,057	$60,295

Gross estimated liability - latest	1,497	2,603	2,761	4,426	9,376	19,336	28,922	38,430	48,295	—
Reestimated reinsurance recoverables - latest	—	—	—	—	5	1,358	1,356	1,925	2,220	—

Net reestimated liability - latest	$1,497	$2,603	$2,761	$4,426	$9,371	$17,978	$27,566	$36,505	$46,075	$—

Gross cumulative redundancy (deficiency)	$(650)	$(1,388)	$(1,372)	$(1,889)	$(4,750)	$(10,839)	$(14,501)	$(12,174)	$(3,156)	$—

The accounting policies used to estimate the liabilities in the preceding table are described in Note 2 to the Consolidated Financial Statements included herein.

On a quarterly basis, actuarial analyses are prepared to assess the reasonableness of the recorded reserves for losses and loss adjustment expenses. These actuarial analyses incorporate various methodologies including paid loss development, incurred loss development and a combination of both methodologies in conjunction with other actuarial methodologies that incorporate characteristics of incurred and paid methodologies combined with exposure base. The recorded amount in each accident year is then compared to the results of the methodologies with consideration being given to the age of the accident year. For more mature accident years, all of the methodologies produce very similar loss estimates. For more recent accident years, the methodologies produce results that are not as consistent. Accordingly, more emphasis is placed on supplementing the methodologies in more recent accident years with trends in exposure base, medical inflation, general inflation, severity and claim counts, among other things.

Adverse development for the years ended December 31, 2003, 2002 and 2001 was $4.3 million, $3.1 million, and $3.0 million, respectively. This development related to an increase in estimated incurred losses and LAE on EHC’s workers’ compensation line of business related to accident years 2002, 2001, 2000 and 1999. The unfavorable prior year development resulted from more difficult than anticipated return-to-work issues with injured workers due to recent economic conditions and actual development exceeding expectations that were based upon industry development factors used in prior years. Furthermore, the accretion of the discount on prior accident years contributed to the unfavorable development.

EHC’s results of operations included an increase in estimated incurred losses and LAE on its specialty reinsurance line of business related to prior accident years of $765,000 and $520,000 for the years ended December 31, 2004 and 2003, respectively. The unfavorable prior year development was the result of changes in estimates as losses emerged at a higher rate than had been originally anticipated when the reserves were estimated. EHC’s 2002 results of operations included an increase in estimated incurred losses and LAE of $1.8 million resulting from late reported claims reported to Eastern Re from the ceding company related to accident years 1999, 2000 and 2001.

The unfavorable prior year development of $1.0 million, $1.6 million, and 1.7 million for the years ended December 31, 2004, 2003 and 2002, respectively, related to the segregated portfolio cell business. The unfavorable development was the result of more difficult than anticipated return-to-work issues with injured workers due to recent economic conditions and actual development exceeding expectation of the industry development factors used in prior years. Furthermore, the accretion of the discount on prior accident years contributed to the unfavorable development. The unfavorable prior year development on the segregated portfolio cell business is collateralized by letters of credit provided by the segregated portfolio cell preferred shareholders, and therefore had no financial impact on EHC.

A.M. Best Rating

A.M. Best rates insurance companies based on factors of concern to policyholders. In June 2005, A.M. Best affirmed the “B++” rating of EHC’s domestic insurance companies, Eastern Alliance and Allied Eastern, and indicated a positive ratings outlook. Eastern Re is not rated. A “B++” (Very Good) rating is the fifth highest out of 16 rating classifications. According to the A.M. Best guidelines, A.M. Best assigns “B++” ratings to companies that have, on balance, very good financial strength, operating performance and market profile. Companies rated “B++” are considered by A.M. Best to have “a good ability to meet their ongoing obligations to policyholders.” In evaluating a company’s financial and operating performance, A.M. Best reviews:

•	the company’s profitability, leverage and liquidity;

•	its book of business;

•	the adequacy and soundness of its reinsurance;

•	the quality and estimated market value of its assets;

•	the adequacy of its reserves and surplus;

•	its capital structure;

•	the experience and competence of its management; and

•	its marketing presence.

The ratings assigned by A.M. Best to EHC’s insurance subsidiaries are subject to periodic review and may be upgraded or downgraded by A.M. Best as a result of changes in the views of the rating agency or positive or adverse developments in EHC’s subsidiaries’ financial conditions or results of operations due to underwriting or investment results or other factors. A.M. Best ratings are intended to provide an independent opinion of an insurer’s ability to meet its obligations to policyholders and is not an evaluation directed at investors. Upon completion of the conversion and the merger, we expect to initiate discussions with A.M. Best regarding EHC’s subsidiaries’ ratings, including the impact of the merger, this offering and our business strategy on these ratings. As a result, the ratings assigned to EHC’s insurance subsidiaries by A.M. Best may change at any time.

Competition

The property and casualty insurance market is highly competitive. EHC’s insurance companies compete with stock insurance companies, mutual companies, local cooperatives and other underwriting organizations. EHC considers its principal competitors to be Pennsylvania’s State Workers’ Insurance Fund, PMA Capital Insurance Group, Erie Insurance Group, Guard Insurance Group, Penn National Insurance Company, Selective Insurance Group, Cincinnati Insurance Company, and Lackawanna Insurance Group. Certain of these competitors have higher A.M. Best ratings and substantially greater financial, technical and operating resources than EHC’s insurance companies. EHC’s ability to compete successfully in its principal markets is dependent upon a number of factors, many of which are outside its control. Many of EHC’s business segments are subject to significant price competition. Some companies may offer insurance at lower premium rates through the use of salaried personnel or other distribution methods, rather than through independent producers paid on a commission basis (as EHC’s insurance companies do). In addition to price, competition in EHC’s lines of insurance is based on quality of the products, quality and speed of service, financial strength, ratings, distribution systems and technical expertise.

Investments

On a consolidated basis, all of EHC’s investments in fixed income and equity securities are considered to be “available for sale.” Available for sale securities are reported at estimated fair value with the change in unrealized gain (loss) credited or charged directly to accumulated other comprehensive income (loss), net of applicable income taxes. Estimated fair value represents the quoted market price of the security provided by either independent pricing services, or when such prices are not available, by reference to producer or underwriter bid indications.

EHC maintains investments in limited partnerships, which are principally comprised of non-registered investment companies investing solely in publicly traded securities. These investments are accounted for under the equity method, which management believes approximates fair value. Changes in the value of EHC’s interest in limited partnership investments are included in equity in gains (losses) of limited partnerships in the accompanying consolidated statements of operations and comprehensive income.

The estimated fair value of all investments is subject to various market fluctuations, which include changes in equity markets, interest rate environment and general economic conditions.

Net investment income includes interest and dividend income together with amortization of market premiums and accretion of discounts and is net of investment management and custody fees. Realized gains or losses on investments are determined on the specific identification method. EHC periodically evaluates its investments for other-than-temporary impairment. At the time an investment is determined to be other-than-temporarily impaired, EHC records a realized loss in the consolidated statements of operations and comprehensive income. Any subsequent increase in the investment’s market value would be reported as an unrealized gain.

An important component of EHC’s consolidated operating results has been the return on invested assets. EHC’s investment objectives are (i) to maximize current yield, (ii) to maintain safety of capital through a balance of high quality, diversified investments that minimize risk, (iii) to maintain adequate liquidity for EHC’s insurance operations, (iv) to meet regulatory requirements, and (v) to increase surplus through appreciation. See the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of EHC” under the subsections entitled “Quantitative and Qualitative Disclosures about Market Risk” and “Liquidity and Capital Resources.”

EHC’s board of directors formulated an investment policy that requires investments be made in a portfolio consisting of bonds, common stock and short-term money market instruments.

The following table sets forth consolidated information concerning EHC’s fixed income investments (in thousands).

			At December 31,
	At June 30, 2005		2004		2003
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
U.S. Government agencies	$13,637	$13,630	$8,846	$8,729	$9,435	$9,383
State, municipalities and political subdivisions	33,466	33,830	23,449	23,742	17,694	18,101
Corporate securities	23,184	23,215	17,748	17,865	11,645	12,010
Mortgage-backed securities	19,299	19,258	14,642	14,670	12,274	12,301
Collateralized mortgage obligations	12,729	12,701	15,528	15,516	10,327	10,368

Total fixed income investments	$102,315	$102,634	$80,213	$80,522	$61,375	$62,163

Mortgage-backed securities consist principally of securities issued by U.S. government agencies and other non-government backed structured securities and carry an “AAA” or better credit quality rating by the major credit rating agencies. The remainder of the mortgage exposure consists of CMOs (“Collateralized Mortgage Obligations”), the majority of which provide a planned structure for principal and interest payments and carry an “AAA” rating by the major credit rating agencies. Premiums and discounts arising from the purchase of CMOs are treated as yield adjustments over their estimated lives.

The following table shows the market values of the various categories as a percentage of the total market value of EHC’s fixed income portfolio represented by each category as of the dates shown below.

	At June 30, 2005	At December 31,
		2004	2003	2002
Cash equivalents	10%	3%	5%	10%
U.S. Government agencies	12%	10%	13%	24%
State, municipalities and political subdivisions	30%	36%	33%	24%
Corporate securities	20%	14%	11%	22%
Mortgage-backed securities	17%	23%	23%	7%
Collateralized mortgage obligations	11%	14%	15%	13%

Total fixed income investments	100%	100%	100%	100%

The following table sets forth consolidated information concerning EHC’s equity securities (in thousands).

			At December 31,
	At June 30, 2005		2004		2003
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Common stock	$5,976	$6,201	$4,194	$4,426	$3,659	$3,700

The average credit rating for EHC’s fixed income portfolio, using ratings assigned by Standard and Poor’s, was “AAA” at June 30, 2005. The following table shows the ratings distribution of EHC’s fixed income portfolio as a percentage of the total market value of the fixed income portfolio as of June 30, 2005.

Percentage of Total Market Value
“AAA”	75%
“AA”	16%
“A”	8%
“BBB”	1%

Total	100%

Fixed income securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties (in thousands).

	Amortized Cost	Estimated Fair Value
Less than one year	$4,598	$4,611
One through five years	17,645	17,647
Five through ten years	10,165	10,287
Greater than ten years	17,502	17,662
Mortgage-backed and asset-backed securities	30,303	30,315

Total fixed income securities	$80,213	$80,522

The gross unrealized losses and estimated fair value of investments classified as available-for-sale securities by investment category and length of time an individual security is in a continuous unrealized loss position at December 31, 2004 were as follows (in thousands):

	Less Than 12 Months		12 Months or More		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
U.S. Government agencies	$4,341	$(53)	$2,053	$(70)	$6,394	$(123)
State, municipalities and political subdivisions	6,389	(54)	—	—	6,389	(54)
Corporate securities	6,587	(46)	—	—	6,587	(46)
Mortgage-backed securities	1,087	(9)	2,491	(63)	3,578	(72)
Collateralized mortgage obligations	2,393	(26)	2,260	(50)	4,653	(76)

Total temporarily impaired securities	$20,797	$(188)	$6,804	$(183)	$27,601	$(371)

EHC’s investment portfolio is managed by General Re – New England Asset Management, Inc., a registered investment advisory firm focused exclusively on managing investment grade fixed income and equity portfolios for insurance companies. EHC pays General Re – New England Asset Management, Inc. a variable fee based on assets under management. EHC’s Finance Committee meets periodically and reviews portfolio performance for compliance with EHC’s established guidelines.

Technology

EHC’s technology strategy utilizes vendor supplied components combined with in-house integration in order to gain operational efficiencies and effectiveness. EHC recently redesigned certain business processes and implemented improvements in order to improve management’s access to real-time claim, underwriting and financial data, and to create a web-based platform for quoting and capturing policy submissions directly from EHC’s producers. EHC’s technology strategy has several key components:

•	Policy Administration - Central to EHC’s overall infrastructure is its policy administration system. The policy administration system is a Windows-based client server product provided by AGO Insurance Systems, Inc. The main system components consist of policy rating and issuance, billing and receivable services and policy and statistical reporting.

•	Management Analysis and Reporting Software - EHC deployed web-based software in May 2005, which provides the ability to query and analyze real-time underwriting, claim and financial data. Management uses this data on a real-time basis to analyze underwriting trends that help to assess the quality of the book of business and to review claim statistics, including frequency, severity, claim counts, and medical costs, among other things. This development was performed in-house utilizing EHC’s data warehouse and third party software.

•	Eaport - In July 2004, EHC deployed the Eaport product to its workers’ compensation producers. Eaport was developed by Agencyport Insurance Services, Inc. and is designed to allow producers to submit policies directly via the Internet. Eaport is designed to reduce EHC’s expenses associated with processing business by reducing underwriter involvement in policy submissions. The system enables EHC to control the growth of its underwriting staff, and makes it easier for producers to do business with EHC by allowing them to receive policy pricing indications and send submission information electronically.

•	Company Website - EHC’s website was recently redesigned to deliver production information and news for its producers. In addition, EHC developed a risk management area on its website that allows producers and insureds to access and download safety program information. The development of the risk management website area allows EHC’s risk management personnel to disseminate safety information quickly and also provides a self service area for insureds.

EHC believes that its technology strategy, including the recent improvements, will contribute to increased premium revenues by making it easier for its insurance companies and producers to exchange information. EHC’s technology initiatives also are designed to lower its underwriting expense ratio.

Employees

As of December 31, 2004, EHC had 71 full time employees. None of EHC’s employees are represented by a union. EHC considers its relationship with its employees to be good.

Description of Property

EHC currently conducts its business from its main office at 25 Race Avenue, Lancaster, Pennsylvania. EHC leases approximately 25,800 square feet of office space at this location under a 15-year lease entered into in February 2002. The monthly lease payments are subject to an annual increase based upon the consumer price index for the first five years and are subject to negotiation thereafter based on market conditions. Additional space is available in the building for expansion, and Educators plans to move its offices to this building after the merger is effective. EHC owns a 5% limited partnership interest in the partnership that owns the building.

Legal Proceedings

EHC is not presently involved in any legal proceedings of a material nature. From time-to-time, EHC and its subsidiaries are parties to routine litigation incidental to their business, primarily claims for benefits under insurance policies issued by Eastern Alliance and Allied Eastern.

Neither EHC nor its subsidiaries nor any of their properties is subject to any material legal proceedings, nor are any such proceedings known to be contemplated by any governmental authorities.

MANAGEMENT

Directors and Executive Officers

Directors

Our board of directors is divided into three classes, each of which contains approximately one-third of the board. Our directors will be elected by our shareholders for staggered three-year terms, or until their successors are elected and qualified. One class of directors, consisting of Messrs. Burke, King, and Stevens, has a term of office expiring at the first annual meeting of shareholders, a second class, consisting of Messrs. Bitner, Eckert, Shirk, and Snyder, has a term of office expiring at the second annual meeting of shareholders and a third class, consisting of Messrs. McAlaine, Penwell, Vetterlein, and Zech has a term of office expiring at the third annual meeting of shareholders.

The following table sets forth certain information regarding our current directors, each of whom is also a director of Educators or EHC. Ages are reflected as of September 23, 2005.

Name	Age	Principal Occupation During the Past Five Years/Public Directorships	Year Term Expires
Lawrence W. Bitner	57	President of Americana Program Underwriters, an independent insurance producer.	2007

Paul R. Burke	43	Co-founder of Northaven Management, Inc., a private investment firm focused on the financial services industry.	2006

Bruce M. Eckert	61	Chairman and Chief Executive Officer of EHC and its subsidiaries since 1987.	2007

Ronald L. King	61	Business consultant and Chairman Emeritus of Specialty Products & Insulation Co. (a building products distribution company) since 2004. Prior thereto, Mr. King was Chairman, President and Chief Executive Officer of Specialty Products & Insulation Co. from 1993 to 2004.	2006

Robert M. McAlaine	68	Chairman of Educators since 2004, and a director since 1987. Prior thereto, Mr. McAlaine was Managing Partner of iNetVenture Partners, a technology consulting firm that he co-founded in 2000. From 1980 to 1999, Mr. McAlaine was Chairman, President and Chief Executive Officer of Namico, Inc., a manufacturer of institutional and industrial cleaning products.	2008

Scott C. Penwell	52	Shareholder in the law firm of Stevens & Lee P.C. since 2004. Prior thereto, Mr. Penwell was a partner in the law firm of Duane Morris LLP from 1989 to 2003.	2008

John O. Shirk	62	Partner in the law firm of Barley Snyder LLC. Director of Fulton Financial Corporation.	2007

W. Lloyd Snyder III	61	President of Snyder and Company, an investment banking firm. Chairman, Huff Paper Co., a redistributor of food service and janitorial products.	2007

Richard Stevens III	73	Founder and owner of rs3associates, a technology consulting firm. Director of KNBT Bancorp, Inc.	2006

Charles H. Vetterlein, Jr.	45	President of Plymouth Meeting office of Hilb, Rogal and Hobbs, an insurance brokerage firm.	2008

James L. Zech	48	Co-founder and President of High Ridge Capital, a private equity firm. As of October 1, 2005, Mr. Zech became a partner of Northaven Management, Inc.	2008

Executive Officers

The following individuals currently serve as executive officers of Eastern Holdings, EHC, EHC’s subsidiaries or Educators, but do not serve on our board of directors. Ages are as of September 23, 2005.

Name	Age	Principal Occupation During the Past Five Years/Public Directorships
Michael L. Boguski	42	President and Chief Operating Officer of EHC’s subsidiaries since 1999
Kevin M. Shook	36	Treasurer and Chief Financial Officer of EHC since 2001. Prior thereto, Mr. Shook was a certified public accountant with PricewaterhouseCoopers LLP.
Robert A. Gilpin	37	Vice President of Marketing and Alternative Markets of EHC’s subsidiaries since 1998.
Suzanne M. Emmet	43	Vice President of Claims of EHC’s subsidiaries since 1997.
M. Christine Gimber	44	Vice President of Insurance Services of Educators since 2000. Prior thereto, Ms. Gimber was the Vice President of Human Resources of Educators.

In accordance with our bylaws, our executive officers are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the board of directors.

Committees of the Board of Directors

Our board of directors has established various committees, including an audit committee, a compensation/human resources committee, an executive committee, a finance/investment committee, and a nominating/governance committee. These committees will operate in accordance with written charters, which are reviewed on an annual basis by each committee.

The Audit Committee. The audit committee is currently comprised of Messrs. Burke (Chairman), Snyder, and Stevens, each of whom is independent in the judgment of the board of directors and as defined by the regulations of The Nasdaq Stock Market. Mr. Burke has been designated the audit committee financial expert. The committee is responsible, among other things, for the appointment, compensation, oversight, and termination of our independent auditors and the approval of non-audit services proposed to be performed. The committee also assists the board in providing oversight over the integrity of our financial statements, internal controls and our compliance with applicable legal and regulatory requirements.

The Compensation/Human Resources Committee. The compensation/human resources committee is currently comprised of Messrs. King, Stevens, Vetterlein, and Zech (Chairman), each of whom is independent in the judgment of the board of directors and as defined by the regulations of The Nasdaq Stock Market. The committee is responsible for reviewing and making recommendations regarding our compensation system, including recommendations concerning stock-based compensation and other employee benefits.

The Executive Committee. The executive committee serves as a resource for management to seek guidance on issues between regularly scheduled meetings or with respect to matters that generally do not warrant calling a special board meeting. In addition, from time to time, the executive committee may be asked to study strategic issues in greater depth than may be practical for the board as a whole. The executive committee is currently comprised of Messrs. Bitner, Eckert, McAlaine (Chairman), and Shirk.

The Finance/Investment Committee. The finance/investment committee is currently comprised of Messrs. McAlaine, Penwell, Snyder (Chairman), and Zech. This Committee is responsible for overseeing our investment policy and monitoring interest rates, liquidity and market risk.

The Nominating/Governance Committee. The nominating/governance committee is currently comprised of Messrs. Burke, King, Shirk (Chairman), and Vetterlein, each of whom is independent in the judgment of the board of directors and as defined by the regulations of The Nasdaq Stock Market. The committee is responsible for nominating individuals to stand for election as directors at the Annual Meeting of Shareholders, assisting the board in the event of any vacancy on the board by identifying and recommending to the board qualified individuals to fill such vacancy, and recommending to the board, on an annual basis, nominees for each board committee.

Director Compensation

The non-executive Chairman of Eastern Holdings will receive a retainer of $40,000 per year, and all other directors will receive a retainer of $18,000 per year. Directors also will be paid $1,500 per meeting for attendance at board meetings or $1,250 for attendance by telephone, and $1,000 per meeting for attendance at committee meetings or $750 for attendance by telephone. The Chairman of the audit committee will receive an additional $7,500 per year in compensation and all other members of the audit committee will receive an additional $2,500 per year. Chairmen of all other board committees will receive an additional $4,000 per year. Such fees are subject to periodic adjustment by our board of directors. Directors are eligible for participation in the stock compensation plan if it is approved by our shareholders.

Executive Compensation

All of our executive officers are also executive officers of either Educators or EHC and do not receive any additional compensation for their service as our officers. The table below sets forth the compensation of our Chief Executive Officer and the four other most highly compensated executive officers, based upon their compensation at either Educators or EHC, as applicable, for the year ended December 31, 2004.

Summary Compensation Table

	Annual Compensation					Long-Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)		Restricted Stock Awards ($)	Securities Underlying Options (#)	All Other Compensation ($)
Bruce M. Eckert, Chief Executive Officer	2004	$264,600	$46,000	$130,200	(1)(2)	—	30	—

Michael L. Boguski, President	2004	208,280	55,000	9,000	(2)	—	30	$6,852	(3)

Kevin M. Shook, Chief Financial Officer	2004	131,544	25,000	—		—	13	4,320	(3)

Robert A. Gilpin, Vice President of Marketing and Alternative Markets	2004	118,038	15,000	6,600	(2)	—	10	3,765	(3)

Suzanne M. Emmet, Vice President of Claims	2004	116,845	15,000	—		—	10	4,180	(3)

(1)	Includes $121,200 paid to Mr. Eckert for consulting services.

(2)	Includes a $9,000 automobile allowance paid to both Mr. Eckert and Mr. Boguski and a $6,600 automobile allowance paid to Mr. Gilpin.

(3)	Constitutes the matching contributions made by EHC to the EHC 401(k) plan on behalf of Mr. Boguski, Mr. Shook, Mr. Gilpin and Ms. Emmet.

New Stock Benefit Plans

Employee Stock Ownership Plan. We intend to implement an ESOP in connection with the conversion offering. Our board of directors intends to adopt the ESOP, and at the completion of the conversion offering, ratify the loan to the ESOP. Employees who are at least 21 years old with at least one year of employment with us or any of our subsidiaries are eligible to participate in the ESOP on its effective date. New employees will be required to meet the age and service requirements described above in order to participate in the ESOP. As part of the offering, the ESOP trust intends to borrow funds from us and use those funds to purchase a number of shares equal to 10% of the common stock sold in the offering. Collateral for the loan will be the common stock purchased by the ESOP. The loan will be repaid principally from our discretionary contributions to the ESOP over a period of 10 years. The loan documents will provide that the loan may be repaid over a shorter period, without penalty for prepayments. We anticipate that the interest rate for the loan will be a floating rate equal to the prime rate. Shares purchased by the ESOP will be held in a suspense account for allocation among participants as the loan is repaid.

Contributions to the ESOP and shares released from the suspense account in an amount proportional to the repayment of the ESOP loan will be allocated among ESOP participants on the basis of compensation in the year of allocation. Benefits under the plan will become vested at the rate of 20% per year, starting upon completion of two years of credited service, and will be fully vested upon completion of six years of credited service. A participant’s interest in his or her account under the ESOP will also fully vest in the event of termination of service due to such participant’s early or normal retirement, death, disability, or upon a change in control (as defined in the ESOP). Vested benefits will be payable in the form of common stock and/or cash. Our contributions to the ESOP are discretionary, subject to the loan terms and tax law limits. Therefore, benefits payable under the ESOP cannot be estimated. Pursuant to SOP 93-6, we will be required to record compensation expense each year in an amount equal to the fair market value of the shares released from the suspense account. In the event of a change in control, the ESOP will terminate.

Under the ESOP, the trustee must vote all allocated shares held in the ESOP in accordance with the instructions of the participating employees, and unallocated shares will be voted in the same ratio on any matter as those allocated shares for which instructions are given.

GAAP requires that any third party borrowing by the ESOP be reflected as a liability on our statement of financial condition. Since the ESOP is borrowing from us, such obligation is not treated as a liability, but will be excluded from stockholders’ equity. Total stockholders’ equity would neither increase nor decrease, but per share stockholders’ equity and per share net earnings would decrease as the newly issued shares are allocated to the ESOP participants.

The ESOP will be subject to the requirements of ERISA, and the regulations of the IRS and the Department of Labor thereunder.

Stock Compensation Plan. Following completion of the conversion and the merger, Eastern Holdings intends to adopt a stock compensation plan, which will be designed to attract and retain qualified personnel in key positions, provide directors, officers and key employees with a proprietary interest in Eastern Holdings as an incentive to contribute to its success and reward key employees for outstanding performance. The stock compensation plan will provide for the grant of incentive stock options intended to comply with the requirements of Section 422 of the Internal Revenue Code, non-incentive or compensatory stock options and restricted stock awards. Options and awards may be granted to Eastern Holdings’ directors, officers and key employees as well as those of Educators and EHC. The stock compensation plan will be administered and interpreted by the compensation/human resources committee. Unless terminated earlier, the stock compensation plan shall continue in effect for a period of 10 years from the date the stock option plan is adopted by the board of directors.

Under the stock compensation plan, the compensation/human resources committee will determine which directors, officers and key employees will be granted options and awards, whether options will be incentive or compensatory options, the number of shares subject to each option and award, the vesting period of each option or award, the exercise price of each option, whether options may be exercised by delivering other shares of common stock and when such options become exercisable. The per share exercise price of an incentive stock option must be at least equal to the fair market value of a share of common stock on the date the option is granted, or 110% of fair market value in the case of incentive stock options granted to employees who are 10% shareholders.

At a meeting of Eastern Holdings’ shareholders after the conversion and the merger, Eastern Holdings intends to present the stock compensation plan to shareholders for their approval and to reserve an amount equal to 14% of the shares of common stock sold in the conversion offering, not including the shares issued in the merger, which would be between 773,500 shares and 1,046,500 shares based on the minimum and the maximum of the offering range, respectively, for issuance under the stock compensation plan. Options to purchase shares of common stock in an amount equal to 10% of the number of shares of common stock sold in the conversion offering may be granted under the plan. Each stock option or portion thereof will be exercisable at any time on or after it vests and will be exercisable until 10 years after its date of grant or for periods of up to five years following the death, disability or other termination of the optionee’s employment or service as a director. However, failure to exercise incentive stock options within three months after the date on which the optionee’s employment terminates may result in the loss of incentive stock option treatment for federal income tax purposes.

At the time an option is granted pursuant to the stock compensation plan, the recipient will not be required to make any payment in consideration for such grant. With respect to incentive or compensatory stock options, the optionee will be required to pay the applicable exercise price at the time of exercise in order to receive the underlying shares of common stock. The shares reserved for issuance under the stock compensation plan may be authorized but unissued shares, treasury shares, or shares purchased by Eastern Holdings on the open market. In the event of a stock split, reverse stock split or stock dividend, the number of shares of common stock under the stock compensation plan, the number of shares to which any option relates and the exercise price per share under any option will be adjusted to reflect such increase or decrease in the total number of shares of common stock outstanding. If Eastern Holdings declares a special cash dividend or return of capital after it implements the stock compensation plan in an amount per share that exceeds 10% of the fair market value of a share of common stock as of the date of declaration, the per share exercise price of all previously granted options that remain unexercised as of the date of such declaration will, subject to certain limitations, be proportionately adjusted to give effect to the special cash dividend or return of capital as of the date of payment of such special cash dividend or return of capital.

Under the Internal Revenue Code, the federal income tax treatment of incentive stock options and compensatory stock options is different. A holder of incentive stock options who meets certain holding period requirements will not recognize income at the time the option is granted or at the time the option is exercised, and a federal income tax deduction generally will not be available to Eastern

Holdings at any time as a result of such grant or exercise. With respect to compensatory stock options, the difference between the fair market value on the date of exercise and the option exercise price generally will be treated as compensation income to the option holder upon exercise, and Eastern Holdings will be entitled to a deduction in the amount of income so recognized by the optionee.

Restricted stock awards may be granted under the plan in an aggregate amount equal to 4% of the number of shares of common stock sold in the conversion offering. Vesting of restricted stock awards will be provided in the grant adopted by the compensation/human resources committee. For accounting purposes, compensation expense in the amount of the fair market value of the common stock at the date of the grant to the recipient will be recognized pro rata over the period during which the shares are payable. A recipient will be entitled to all voting and other shareholder rights, except that the shares while restricted, may not be sold, pledged or otherwise disposed of prior to vesting. Under the terms of the stock compensation plan, recipients of awards will be entitled to vote the underlying shares. If a recipient’s employment is terminated as a result of death or disability, all restrictions will expire and all allocated shares will become unrestricted.

Agreements with Executive Officers

In connection with entering into the merger agreement, EHC entered into employment agreements with Bruce M. Eckert, Michael L. Boguski, Kevin M. Shook, Suzanne M. Emmet, and Robert A. Gilpin. The employment agreements specify the executive’s position and duties, term of employment, compensation, benefits, and termination rights.

Bruce M. Eckert. Mr. Eckert’s agreement is dated March 17, 2005, and has an initial term of three years and, unless terminated as set forth therein, is automatically extended each day for an additional day until Mr. Eckert’s 65th birthday, except that notice of nonextension may be given to Mr. Eckert at any time, in which case the agreement will expire at the end of its then current term. No such notice has been given.

The agreement provides a base salary, which if increased by action of the board of directors becomes the new base salary provided thereafter by the agreement. In addition, the agreement provides, among other things, a right to participate in any bonus plan, stock option and other equity compensation plans approved by the board of directors. Mr. Eckert is also entitled to participate in any other employee benefit plans provided by EHC. In addition, Mr. Eckert is entitled to vacation days and an automobile allowance and is entitled to participate in a supplemental retirement plan to be established by EHC.

Mr. Eckert’s agreement provides that if his employment is terminated without “cause”, as defined therein, or if he terminates his employment for “good reason”, as defined therein, he is entitled to severance benefits under the agreement. The term good reason includes any reduction in his title or a material adverse change in his responsibilities or authority which are inconsistent with, or the assignment of duties and responsibilities inconsistent with, Mr. Eckert’s position and duties as Chief Executive Officer, a reduction in Mr. Eckert’s salary, except for a reduction in salary for all similarly situated executives of EHC, a reassignment that requires Mr. Eckert to move his principal residence more than 100 miles from EHC’s principal executive offices, any failure to provide Mr. Eckert with the benefits provided under the agreement or any material reduction in such benefits, unless such failure or reduction applies to all similarly situated plan participants, any notice of nonextension of the agreement is given to Mr. Eckert by EHC, or any material breach of the agreement by EHC. If any such termination occurs, Mr. Eckert will be paid an amount equal to three times the sum of (i) his highest annual base salary under the agreement, and (ii) the average of his annual bonuses with respect to the three calendar years immediately preceding his termination. Such amount will be payable in 36 equal monthly installments. In addition, Mr. Eckert will be entitled to the lesser of (i) 22.5% of his highest annual base salary under the agreement, or (ii) 36 months of tax-effected employee benefits substantially similar to those Mr. Eckert enjoyed over the twelve-month period immediately preceding his termination. He is also entitled to any accrued compensation and any benefits to which he may be entitled under the terms of any plans or programs of EHC in which he is a participant. If the payments and benefits under the agreement, when aggregated with other amounts received from EHC, are such that Mr. Eckert becomes subject to excise tax on excess parachute payments under Sections 4999 and 280G of the Internal Revenue Code, he is entitled to receive such additional payments as are necessary to neutralize the effect on him of such excise tax and any related incremental income taxes he may be required to pay by reason of the receipt of additional amounts under the agreement.

If Mr. Eckert’s employment terminates by reason of his death and his wife survives him, she is entitled to receive his base annual salary for a period of one year. If Mr. Eckert’s employment terminates by reason of his disability, he will be entitled to continuation of his base annual salary, less amounts payable under any disability plan of EHC, until the earliest of (i) his return to employment, (ii) his attainment of age 65, or (iii) his death.

The agreement contains provisions restricting Mr. Eckert’s right to compete with EHC during the three years after the termination of his employment.

Michael L. Boguski. Mr. Boguski’s agreement is substantially identical to Mr. Eckert’s agreement except for the following: (1) Mr. Boguski’s agreement has an initial term of three years and, unless terminated as set forth therein, is automatically extended each day for an additional day until Mr. Boguski’s 62nd birthday; (2) unless the termination of Mr. Boguski’s employment occurs after a “change of control,” as defined therein, in the event that Mr. Boguski is gainfully employed during the last twelve months of such period, any compensation paid to Mr. Boguski during such twelve month period by his employer will reduce the amounts payable to Mr. Boguski under the agreement on a dollar-for-dollar basis; and (3) the agreement contains provisions restricting Mr. Boguski’s right to compete with EHC during the two years after the termination of his employment.

Kevin M. Shook. Mr. Shook’s agreement is substantially identical to Mr. Eckert’s agreement except for the following: (1) Mr. Shook’s agreement has an initial term of two years and, and unless terminated as set forth therein, is automatically extended each day for an additional day until Mr. Shook’s 63rd birthday; (2) Mr. Shook is not entitled to participate in a supplemental retirement plan to be established by EHC; (3) if Mr. Shook’s employment is terminated without “cause,” as defined therein, or if he terminates his employment for “good cause,” as defined therein, Mr. Shook will be paid an amount equal to two times the sum of (i) his highest annual base salary under the agreement, and (ii) the average of his annual bonuses with respect to the three calendar years immediately preceding his termination. Such amount will be payable in 24 equal monthly installments. In addition, Mr. Shook will be entitled to the lesser of (i) 22.5% of his highest annual base salary under the agreement, or (ii) twenty-four months of tax-effected employee benefits substantially similar to those Mr. Shook enjoyed over the twelve-month period immediately preceding his termination; (4) unless the termination of Mr. Shook’s employment occurs after a “change of control,” as defined therein, in the event that Mr. Shook is gainfully employed during the last twelve months of such period, any compensation paid to Mr. Shook during such twelve month period by his employer will reduce the amounts payable to Mr. Shook under the agreement on a dollar-for-dollar basis; and (5) the agreement contains provisions restricting Mr. Shook’s right to compete with EHC for one year after the termination of his employment.

Suzanne M. Emmet. Ms. Emmet’s agreement is substantially identical to Mr. Eckert’s agreement except for the following: (1) Ms. Emmet’s agreement has an initial term of one year and, unless terminated as set forth therein, is automatically extended each day for an additional day until Ms. Emmet’s 64th birthday; (2) if Ms. Emmet’s employment is terminated without “cause,” as defined therein, or if she terminates her employment for “good cause,” as defined therein, Ms. Emmet will be paid an amount equal to the sum of (i) her highest annual base salary under the agreement, and (ii) the average of her annual bonuses with respect to the three calendar years immediately preceding her termination. Such amount will be payable in twelve equal monthly installments; and (3) the agreement does not contain a provision offsetting amounts paid to Ms. Emmet by another employer.

Robert A. Gilpin. Mr. Gilpin’s agreement is identical to Ms. Emmet’s agreement.

Certain Relationships and Related Transactions

Lawrence W. Bitner. Mr. Bitner is a member of the board of directors of both Eastern Holdings and EHC, is an employee of AmPro and is responsible for managing the AmPro program business that Eastern Re reinsures. This business constitutes a majority of the business of EHC’s specialty reinsurance segment, and absent EHC’s relationship with Mr. Bitner, it is unlikely that EHC would obtain this business. Although EHC does not pay any compensation to Mr. Bitner in connection with this business, Mr. Bitner receives a commission from Zurich American, the primary insurer for these programs.

Lawrence W. Bitner and Bruce M. Eckert. Mr. Bitner and Mr. Eckert, Chief Executive Officer of both Eastern Holdings and EHC, own Alliance Impairment Management, Inc., which provides claims administration services to EHC’s insurance company subsidiaries. During 2004, EHC’s insurance companies paid $1.1 million to Alliance Impairment Management, Inc. for claims administration services.

Scott C. Penwell. Mr. Penwell is a director of both Eastern Holdings and EHC and is a shareholder in the law firm of Stevens & Lee, P.C., which provides legal services to both Eastern Holdings and EHC.

John O. Shirk. Mr. Shirk is a director of both Eastern Holdings and Educators and is a principal in the law firm of Barley Snyder LLC, a law firm that has provided legal services to both Eastern Holdings and Educators.

Charles H. Vetterlein, Jr. Mr. Vetterlein is a director of both Eastern Holdings and Educators, and is a principal of Hilb Rogal and Hobbs, an insurance brokerage firm that obtains directors’ and officers’ liability insurance for Educators. Mr. Vetterlein’s firm receives a commission from the insurance company issuing such policy in connection with such services, but neither Mr. Vetterlein or the office he manages will receive any portion of this commission.

James L. Zech. High Ridge II, a venture capital firm that invested in EHC, receives an annual monitoring fee of $100,000 from EHC, which will terminate upon completion of the merger. Mr. Zech, a principal in such firm, is a director of both Eastern Holdings and EHC.

Proposed Management Purchases

The following table sets forth, individually and as a group, for each of Eastern Holdings’, EHC’s and Educators’ directors and executive officers, and their associates, the proposed purchases of Eastern Holdings common stock, assuming sufficient shares are available to satisfy their subscriptions. The amounts include shares that may be purchased through individual retirement accounts. Amounts reflected also include merger shares that may be acquired in connection with the completion of the merger due to ownership by such persons of EHC capital stock with respect to those directors or executive officers and their associates who are shareholders of EHC.

Name	Amount ($)	Number of Shares	Number of Merger Shares (1)	Total Number of Shares	Percent (2)
Educators Directors:
Ronald L. King	$150,000	15,000	—	15,000	0.15%
Robert M. McAlaine	1,000,000	100,000	—	100,000	1.02%
Alex T. Schneebacher, Jr.	100,000	10,000	—	10,000	0.10%
John O. Shirk	125,000	12,500	—	12,500	0.13%
W. Lloyd Snyder III	750,000	75,000	—	75,000	0.77%
Richard Stevens III	100,000	10,000	—	10,000	0.10%
Charles H. Vetterlein, Jr.	100,000	10,000	—	10,000	0.10%

Educators Executive Officers:
Kimberly A. Rankin	$10,000	1,000	—	1,000	0.01%
Brent L. Shirk	2,500	250	—	250	0.00%
Scott A. Humpert	5,000	500	—	500	0.00%
M. Christine Gimber	5,000	500	—	500	0.00%

EHC Directors:
Lawrence W. Bitner	$500,000	50,000	228,762	278,762	2.84%
Paul R. Burke	100,000	10,000	743,272	753,272	7.69%
Bruce M. Eckert	250,000	25,000	81,437	106,437	1.09%
Scott C. Penwell	250,000	25,000	45,121	70,121	0.72%
James L. Zech	100,000	10,000	743,272	753,272	7.69%

EHC Executive Officers:
Michael L. Boguski	$10,000	1,000	54,185	55,185	0.56%
Kevin M. Shook	10,000	1,000	14,928	15,928	0.16%
Suzanne M. Emmet	10,000	1,000	16,831	17,831	0.18%
Robert A. Gilpin	10,000	1,000	17,677	18,677	0.19%

All Directors and Executive Officers as a Group (20 persons)	$3,587,500	358,750	1,945,485	2,306,235	23.53%

(1)	Assumes that approximately 3,300,711 shares are issued to shareholders of EHC in the merger.

(2)	Assumes that 6,500,000 shares are issued in the offering, including the shares purchased by the ESOP.

The current directors and executive officers of Educators and EHC and their associates, as a group, intend to subscribe for an aggregate of 358,750 shares of common stock. Purchases by management will be counted in determining whether subscriptions have been received for at least the minimum offering amount. When taken together with the 1,945,485 shares of common stock that EHC directors and executive officers will receive in the merger, this could result in the management group owning 23.53% of our outstanding shares, assuming 6,500,000 shares are sold in the conversion offering and all management subscriptions are filled. In addition, all former EHC shareholders will own 34.98% of our outstanding shares, assuming 6,500,000 shares are sold in the conversion offering and all EHC management subscriptions are filled. This percentage ownership interest will increase if former EHC shareholders other than EHC management also purchase shares of common stock in the conversion offering.

REGULATION

The following description summarizes certain laws relating to the regulation of Eastern Holdings and its insurance subsidiaries after the proposed conversion and merger. This description does not purport to be complete and is qualified in its entirety by reference to the complete text of the applicable laws and regulations.

General

Insurance companies are subject to supervision and regulation in the jurisdictions in which they do business. Insurance authorities in each jurisdiction have broad administrative powers to administer statutes and regulations with respect to all aspects of the insurance business, including:

•	approval of policy forms and premium rates;

•	mandating certain insurance benefits;

•	standards of solvency, including establishing statutory and risk-based capital requirements for statutory surplus;

•	classifying assets as admissible for purposes of determining statutory surplus;

•	licensing of insurers and their producers;

•	regulating unfair trade and claim practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements;

•	restrictions on the nature, quality and concentration of investments;

•	assessments by guaranty and other associations;

•	restrictions on the ability of insurance companies to pay dividends;

•	restrictions on transactions between insurance companies and their affiliates;

•	restrictions on acquisitions and dispositions of insurance companies;

•	restrictions on the size of risks insurable under a single policy;

•	requiring deposits for the benefit of policyholders;

•	requiring certain methods of accounting;

•	periodic examinations of insurance company operations and finances;

•	claims practices;

•	prescribing the form and content of records of financial condition required to be filed; and

•	requiring reserves for unearned premiums, losses and other purposes.

State insurance laws and regulations require insurance companies to file financial statements with insurance departments everywhere they do business, and the operations of insurance companies are subject to examination by those departments at any time. Educators and EHC prepare statutory financial statements in accordance with accounting practices and procedures prescribed or permitted by these departments.

Pennsylvania

Educators, as a Pennsylvania-chartered insurance company, is subject to extensive regulation and examination by the Department. EHC’s insurance subsidiaries, Eastern Alliance and Allied Eastern, are also subject to regulation and examination by the Department.

Examinations. Examinations are conducted by the Department every three to five years. The Department’s last examination of Educators was as of December 31, 2001. Its last examination of Eastern Alliance was as of December 31, 2001, and its last examination of Allied Eastern was as of April 22, 2002. These examinations did not result in any adjustments to the financial position of Educators, Eastern Alliance or Allied Eastern. In addition, there were no substantive qualitative matters indicated in the examination reports that had a material adverse impact on the operations of Educators or EHC.

Risk-Based Capital Requirements. Pennsylvania imposes the NAIC risk-based capital requirements that require insurance companies to calculate and report information under a risk-based formula. These risk-based capital requirements attempt to measure statutory capital and surplus needs based on the risks in a company’s mix of products and investment portfolio. Under the formula, a company first determines its “authorized control level” risk-based capital. This authorized control level takes into account (i) the risk with respect to the insurer’s assets; (ii) the risk of adverse insurance experience with respect to the insurer’s liabilities and obligations; (iii) the interest rate risk with respect to the insurer’s business; and (iv) all other business and other relevant risks as are set forth in the risk-based capital instructions. A company’s “total adjusted capital” is the sum of statutory capital and surplus and such other items as the risk-based capital instructions may provide. The formula is designed to allow state insurance regulators to identify weakly capitalized companies.

The requirements provide for four different levels of regulatory attention. The “company action level” is triggered if a company’s total adjusted capital is less than 2.0 times its authorized control level but greater than or equal to 1.5 times its authorized control level. At the company action level, the company must submit a comprehensive plan to the regulatory authority that discusses proposed corrective actions to improve the capital position. The “regulatory action level” is triggered if a company’s total adjusted capital is less than 1.5 times but greater than or equal to 1.0 times its authorized control level. At the regulatory action level, the regulatory authority will perform a special examination of the company and issue an order specifying corrective actions that must be followed. The “authorized control level” is triggered if a company’s total adjusted capital is less than 1.0 times but greater than or equal to 0.7 times its authorized control level; at this level the regulatory authority may take any action it deems necessary, including placing the company under regulatory control. The “mandatory control level” is triggered if a company’s total adjusted capital is less than 0.7 times its authorized control level; at this level the regulatory authority is mandated to place the company under its control. The capital levels of Educators, Eastern Alliance and Allied Eastern have never triggered any of these regulatory capital levels. We cannot assure you, however, that the capital requirements applicable to the business of our insurance companies will not increase in the future or that we will be in compliance.

IRIS Ratios. The NAIC Insurance Regulatory Information System, or IRIS is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS is intended to assist state insurance regulators in targeting resources to those insurers in greatest need of regulatory attention. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers’ annual statutory statements. The analytical phase is a review of insurers’ annual statements, financial ratios and other automated solvency tools. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, financially sound companies may have several ratios that temporarily deviate from the usual ranges.

As of December 31, 2004, Eastern Alliance had two IRIS ratios outside the usual range, as set forth in the following table:

Ratio	Usual Range	Actual Results	Reasons for Unusual Results
Investment Yield	4.5% to 10.0%	3.2%	Low current yields for quality investments
Two Year Reserve Development to Surplus	Less than 20.0%	22.0%	Adverse loss reserve development recorded in 2003 on prior accident years

As of December 31, 2004, Allied Eastern had two IRIS ratios outside the usual range, as set forth in the following table:

Ratio	Usual Range	Actual Results	Reasons for Unusual Results
Gross Written Premiums to Policyholders’ Surplus	Less than 900%	911%	Intercompany reinsurance pooling arrangement
Investment Yield	4.5% to 10.0%	3.2%	Low current yields for quality investments

EHC’s Investment Yield results are attributable to low investment yields due to the current interest rate environment. EHC’s Two Year Reserve Development to Surplus Ratio is attributable to adverse development on its reserves for loss and loss adjustment expenses due to more difficult than anticipated return-to-work issues with injured workers as a result of weak economic conditions in 2001 and 2002. With respect to Allied Eastern’s unusual result for the gross written premiums to policyholders’ surplus ratio, Allied Eastern and Eastern Alliance are parties to an intercompany reinsurance pooling arrangement whereby traditional direct written premiums are prorated 87% for Eastern Alliance and 13% for Allied Eastern, which also approximates each entity’s policyholders’ surplus as compared to the total of the two companies. On a direct basis, before application of the intercompany reinsurance pooling arrangement, Allied Eastern wrote 45.4% of the direct premiums written subject to the intercompany reinsurance pooling arrangement but only had approximately 13% of the total combined policyholders’ surplus, causing the unusual result. EHC provided its regulators with an explanation of these unusual results and does not expect any material regulatory action.

As of December 31, 2004, Educators had no IRIS ratios outside the usual range.

Dividends. Insurance companies are restricted by the insurance laws of their respective jurisdictions of domicile regarding the amount of dividends or other distributions they may pay without notice to or the prior approval of the state regulatory authority.

Pennsylvania law sets the maximum amount of dividends that may be paid by Educators, Eastern Alliance and Allied Eastern during any twelve-month period after notice to, but without prior approval of, the Department. With respect to each insurance company, this amount cannot exceed the greater of 10% of the company’s statutory surplus as reported on the most recent annual statement filed with the Department, or the company’s net income for the period covered by such annual statement. The amount available for payment of dividends by Educators to Eastern Holdings in 2005 without the prior approval of the Department would be approximately $5.6 million. The amount available for payment of dividends by EHC’s domestic insurance subsidiaries in 2005 without the prior approval of the Department would be approximately $3.6 million.

Market Conduct Regulation. State insurance laws and regulations include numerous provisions governing trade practices and the marketplace activities of insurers, including provisions governing the form and content of disclosure to consumers, illustrations, advertising, sales practices and complaint handling. State regulatory authorities generally enforce these provisions through periodic market conduct examinations. To our knowledge, Educators, Eastern Alliance and Allied Eastern are currently in compliance with these provisions.

Regulation of Eastern Holdings

Upon completion of the conversion, Eastern Holdings will register as an insurance holding company under the Insurance Holding Company Act amendments to the Pennsylvania Insurance Code of 1921, as amended, and Eastern Holdings will be subject to regulation and supervision by the Department. Eastern Holdings will also be required to annually file a report of its operations with, and will be subject to examination by, the Department.

Each insurance company in a holding company system is required to register with the insurance supervisory agency of its state of domicile and furnish certain information. This includes information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within the system. Pursuant to these laws, the respective insurance departments may examine insurance companies and their holding companies at any time, require disclosure of material transactions by insurance companies and their holding companies and require prior notice or approval of certain transactions, such as “extraordinary dividends” distributed by insurance companies.

All transactions within the holding company system affecting insurance companies and their holding companies must be fair and equitable. Notice of certain material transactions between insurance companies and any person or entity in their holding company system will be required to be given to the applicable insurance commissioner. In some states, certain transactions cannot be completed without the prior approval of the insurance commissioner.

Approval of the state insurance commissioner is required prior to any transaction affecting the control of an insurer domiciled in that state. In Pennsylvania, the acquisition of 10% or more of the outstanding capital stock of an insurer or its holding company is presumed to be a change in control. Pennsylvania law also prohibits any person from (i) making a tender offer for, or a request or invitation for tenders of, or seeking to acquire or acquiring any voting security of a Pennsylvania insurer if, after the acquisition, the person would be in control of the insurer, or (ii) effecting or attempting to effect an acquisition of control of or merger with a Pennsylvania insurer, unless the offer, request, invitation, acquisition, effectuation or attempt has received the prior approval of the Department.

Under Pennsylvania law, from the time a plan of conversion is adopted by the board of directors of a mutual insurance company until the effective date of the plan of conversion, any offer to acquire, announcement of an offer to acquire or acquisition of 10% or more of a class of voting security of the converting company is prohibited. Any offer, announcement or acquisition would constitute a violation of the Pennsylvania Mutual-to-Stock Conversion Act as well as the Pennsylvania holding company law described above.

Restrictions on Dividends. Eastern Holdings’ ability to declare and pay dividends will depend in part on dividends received from Educators and EHC. The Pennsylvania Insurance Code regulates the distribution of dividends by insurance companies and states, in part, that dividends cannot exceed the greater of 10% of the company’s statutory surplus as reported on the most recent annual statement filed with the Department or the company’s net income for the period covered by such annual statement.

Federal Securities Laws

We have filed with the SEC a registration statement under the Securities Act of 1933, of which this prospectus is a part, for the registration of our common stock to be issued in the conversion offering. In connection with the completion of the conversion offering, we intend to register our common stock with the SEC under Section 12(g) of the Securities Exchange Act of 1934. Eastern Holdings will then be subject to the proxy and tender offer rules, insider trading reporting requirements and restrictions, periodic reporting requirements, and certain other requirements under the Securities Exchange Act of 1934.

As a company with a class of stock registered under the Securities Exchange Act of 1934, Eastern Holdings will be subject to the Sarbanes-Oxley Act of 2002, which implemented legislative reforms intended to address corporate and accounting fraud. Among other reforms, the Sarbanes-Oxley Act requires chief executive officers and chief financial officers, or their equivalent, to certify to the accuracy of periodic reports filed with the SEC, subject to civil and criminal penalties if they knowingly or willfully violate this certification requirement. The Sarbanes-Oxley Act also increases the oversight of and codifies certain requirements relating to audit committees of public companies and how they interact with the company’s auditors. Audit committee members must be independent and are barred from accepting consulting, advisory or other compensatory fees from the company. In addition, companies must disclose whether at least one member of the committee is a “financial expert,” as such term is defined by the SEC, and if not, why not. Pursuant to the Sarbanes-Oxley Act, the SEC has adopted rules requiring inclusion of an internal control report and assessment by management in the annual report to shareholders. The Sarbanes-Oxley Act requires the auditor that issues the audit report to attest to and report on management’s assessment of the company’s internal controls. We expect that this provision will first become applicable to us in 2007. We also expect that costs incurred to permit us to report on our internal controls will be significant in 2006, although we have not yet quantified this cost.

Other Statutes

Insurance Guaranty Funds. Many states have guaranty fund laws under which insurers doing business in the state can be assessed to fund policyholder liabilities of insolvent insurance companies. Pennsylvania and the other states in which our insurance companies do business, have such laws. Under these laws, an insurer is subject to assessment depending upon its market share in the state of a given line of business. Educators, Eastern Alliance and Allied Eastern establish reserves relating to insurance companies that are subject to insolvency proceedings when they are notified of assessments by the guaranty associations. We cannot predict the amount and timing of any future assessments under these laws.

Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Act facilitates affiliations among banks, securities firms and insurance companies. The ability of banks and securities firms to affiliate with insurers may increase the number, size and financial strength of our potential competitors.

As mandated by the Gramm-Leach-Bliley Act, states continue to promulgate and refine laws and regulations that require financial institutions, including insurance companies, to take steps to protect the privacy of certain consumer and customer information relating to products or services primarily for personal, family or household purposes. A recent NAIC initiative that affected the insurance industry was the adoption in 2000 of the Privacy of Consumer Financial and Health Information Model Regulation, which assisted states in promulgating regulations to comply with the Gramm-Leach-Bliley Act. In 2002, to further facilitate the implementation of the Gramm-Leach-Bliley Act, the NAIC adopted the Standards for Safeguarding Customer Information Model Regulation. Several states have now adopted similar provisions regarding the safeguarding of customer information. Educators and EHC have implemented procedures to comply with the Gramm-Leach-Bliley Act’s privacy requirements.

OFAC. The Treasury Department’s Office of Foreign Asset Control, or “OFAC,” maintains a list of Specifically Designated Nationals and Blocked Persons, or the “SDN List”. The SDN List identifies persons and entities that the government believes are associated with terrorists, rogue nations or drug traffickers. OFAC’s regulations prohibit insurers, among others, from doing business with persons or entities on the SDN List. If the insurer finds and confirms a match with the SDN List, the insurer must take steps to block or reject the transaction, notify the affected person and file a report with OFAC. The focus on insurers’ responsibilities with respect to the SDN List has increased significantly since September 11, 2001.

NASDAQ Governance Rules

Because Eastern Holdings’ common stock will be listed for quotation on The Nasdaq National Market, Eastern Holdings will be subject to Nasdaq’s corporate governance rules. These rules require that a majority of the members of the board of directors be independent and that the independent directors meet separately without the other directors at least twice a year in regularly scheduled sessions. In addition, the audit, nominating and compensation committees must be comprised solely of independent directors and the audit committee must have at least three members.

The standards of independence for audit committee members are more strict than those applied to determine whether a director is “independent.” The audit committee must have a written charter that specifies the scope of the audit committees’ responsibilities and the means by which it will perform its responsibilities. The audit committee must approve all related party transactions.

Eastern Holdings must have a formal written charter or board resolution that addresses the process by which persons nominated for election as directors are selected.

The Nasdaq’s corporate governance rules also require Eastern Holdings to adopt and maintain a code of conduct that complies with the requirement under the Sarbanes-Oxley Act that a company have a “code of ethics”, and this code of conduct must be publicly available. Finally, except for certain broad-based plans, the adoption and amendment of all stock or equity based compensation plans must be approved by Eastern Holdings’ shareholders.

Cayman Islands Regulation

Eastern Re is organized and licensed as a Cayman Islands unrestricted Class B insurance company and is subject to regulation by the Cayman Islands Monetary Authority. Applicable laws and regulations govern the types of policies that Eastern Re can insure or reinsure, the amount of capital that it must maintain and the way it can be invested, and the payment of dividends without approval by the Monetary Authority.

TAXATION

Federal Taxation

General. Eastern Holdings, Educators and EHC will be subject to federal income taxation in the same general manner as other corporations with some exceptions listed below. The following discussion of federal, state and local income taxation is only intended to summarize certain pertinent income tax matters and is not a comprehensive description of the tax rules that will be applicable to Eastern Holdings, Educators and EHC. Educators’ federal and state income tax returns for taxable years through December 31, 2000, have been closed for purposes of examination by the Internal Revenue Service or the Pennsylvania Department of Revenue. Eastern Holdings, a newly formed corporation, will file its first federal and state income tax returns at the end of its first taxable year, December 31, 2005. EHC, a Cayman Islands corporation, is not subject to United States federal or state income taxation.

After completion of the conversion and the merger, Eastern Holdings will file a consolidated federal income tax return with Educators and EHC. Accordingly, it is anticipated that any cash distributions made by Eastern Holdings to its shareholders would be treated as cash dividends and not as a non-taxable return of capital to shareholders for federal and state tax purposes.

Method of Accounting. For federal income tax purposes, Educators and EHC’s domestic subsidiaries report income and expenses on the accrual method of accounting and file their federal income tax returns on a calendar year basis.

Alternative Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences. The alternative minimum tax is payable to the extent such alternative minimum tax income is in excess of an exemption amount. Net operating losses can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. Neither Educators nor EHC has been subject to the alternative minimum tax or has any such amounts available as credits for carryover.

Net Operating Loss Carryovers. For net operating losses in tax years beginning before August 6, 1997, Educators may carry back net operating losses to the three year period preceding the loss year and then forward to fifteen years following the loss years. For net operating losses in years beginning after August 5, 1997, net operating losses can be carried back to the two year period preceding the loss year and forward to the 20 years following the loss year. At March 31, 2005, Educators had no net operating loss carry forwards for federal income tax purposes.

Corporate Dividends-Received Deduction. Eastern Holdings will be able to exclude from its income 100% of dividends received from Educators or EHC as a member of the same affiliated group of corporations.

State and Local Taxation

Pennsylvania Taxation. Eastern Holdings will be subject to the Pennsylvania Corporate Net Income Tax and the Capital Stock and Franchise Tax. The Corporate Net Income Tax rate for 2005 is 9.99% and is imposed on unconsolidated taxable income for federal purposes with certain adjustments. In general, the Capital Stock and Franchise Tax is a tax imposed on a corporation’s capital stock value at a statutorily defined rate, such value being determined in accordance with a fixed formula based upon average net income and net worth.

Cayman Islands Taxation

EHC and Eastern Re have received an undertaking from the Cayman Islands government exempting them from all local income, profits and capital gains taxes until April 15, 2017 and October 4, 2006, respectively. Although Eastern Re will remain a Cayman Islands corporation after the conversion and merger, it will be controlled indirectly by Eastern Holdings, which is a Pennsylvania corporation. As a result, under applicable federal income tax laws and regulations, Eastern Re will be deemed a controlled foreign corporation and its income will be subject to United States federal income tax prospectively.

THE CONVERSION AND THE MERGER

The Eastern Holdings board of directors and Educators’ board of directors have approved the plan of conversion, as has the Department, subject to approval by the eligible members of Educators and the satisfaction of certain other conditions. The approval by the Department, however, does not constitute a recommendation or endorsement of the plan by such agency. In addition, the board of directors of Eastern Holdings and the board of directors of Educators have approved the merger agreement.

General

In connection with the approval of the merger agreement, on March 17, 2005, the Educators board of directors unanimously adopted the plan of conversion, pursuant to which Educators will be converted from a Pennsylvania-chartered mutual life and health insurance company to a Pennsylvania-chartered stock life and health insurance company and Eastern Holdings will offer and sell shares of its common stock in the conversion offering. All of the authorized capital stock of Educators following the conversion offering will be held by Eastern Holdings. A special meeting of the eligible members of Educators as of March 17, 2005, has been called to vote to approve the plan of conversion. The meeting will be held on                     , 2005.

Immediately after the completion of the conversion, EHC will merge with and into a newly formed, wholly owned subsidiary of Eastern Holdings. The merger is governed by the merger agreement, which was unanimously adopted by the respective boards of directors of Eastern Holdings, Educators and EHC.

In adopting the plan of conversion, the board of directors of Educators determined that the conversion and the merger were advisable and in the best interests of its policyholders and that the conversion would not have any adverse impact on the reserves and net worth of Educators.

The merger will not occur unless the conversion is completed. In the event the conditions to the merger are not satisfied or waived, the offering will be terminated and the funds received from subscribers will be returned to them. However, the approval of the plan of conversion by policyholders will remain valid. In such event, Educators may determine to proceed with the conversion. In that case, a new appraisal will be prepared and a new offering will be conducted. The completion of the merger is expected to occur immediately after the completion of the conversion. Eastern Holdings expects to issue approximately 3,300,711 shares of Eastern Holdings common stock in the merger to the holders of EHC capital stock. Assuming the issuance of 3,300,711 shares in the merger, at the minimum and the maximum of the offering range, EHC shareholders would hold between 28.4% and 37.4%, respectively, of the total number of shares of Eastern Holdings common stock issued and outstanding after completion of the merger and the conversion. This percentage ownership interest will increase if EHC’s management and EHC shareholders also purchase shares of Eastern Holdings common stock in the conversion offering.

The following discussion summarizes the material aspects of the plan of conversion as well as the merger agreement. The summary is qualified in its entirety by reference to the provisions of the plan of conversion and the merger agreement. A copy of the plan of conversion is available for inspection at the offices of Educators and at the offices of the Department. The plan of conversion and the merger agreement are filed as exhibits to the Registration Statement of which this document is a part, copies of which may be obtained from the SEC. See “Additional Information.”

The Conversion

The plan of conversion generally provides that Eastern Holdings will offer shares of common stock for sale in the subscription offering to eligible policyholders, its ESOP, Educators’ and EHC’s directors, officers, and employees, and eligible shareholders of EHC. In addition, subject to the prior rights of holders of subscription rights, Eastern Holdings and Educators may elect to offer the shares of common stock not subscribed for in the subscription offering, if any, for sale in a community offering commencing prior to or upon completion of the subscription offering. See “The Offering – Subscription Offering and Subscription Rights” and “The Offering – Community Offering.” Eastern Holdings and Educators have the right to accept or reject, in whole or in part, any orders to purchase shares of common stock received in the community offering.

The aggregate price of the shares of common stock to be issued in the conversion offering will be within the offering range, which was determined based upon an independent appraisal of the estimated pro forma market value of our common stock. The offering range is currently $55,250,000 to $74,750,000. This amount may be increased up to $83,055,556 solely to accommodate the purchase by the ESOP of 10% of the shares sold in the conversion offering. All shares of common stock to be issued and sold in the conversion will be sold at the same price of $10.00. The independent appraisal will be affirmed or, if necessary, updated before the conversion is completed. The appraisal has been performed by Feldman Financial Advisors, Inc., a consulting firm experienced in the valuation and appraisal of insurance companies. You should read “The Offering – How the Price Per Share and the Offering Range Were Determined” for more information about how the estimated pro forma market value of our common stock was determined.

Effects of the Conversion on Policyholders

General. Each policyholder in a mutual insurance company, such as Educators, has certain interests in the insurance company issuing the policy, including the contractual right to insurance coverage, the right to vote for the election of directors and certain other corporate transactions, and the right to receive dividends if, as and when declared by the board of directors of the company.

Mutual policyholders also may have rights in the unlikely event of a solvent dissolution of a mutual insurance company, although the scope of these rights under Pennsylvania law is unclear. A Pennsylvania statute specifically applicable to mutual insurance companies states that any surplus of a mutual insurance company remaining after satisfaction of all claims and liabilities, which may not be properly credited to policyholders and members, escheats to the Commonwealth of Pennsylvania. To our knowledge, the meaning of the phrase “which may not be properly credited to policyholders and members” has never been construed by a Pennsylvania court. Therefore, whether policyholders of Educators would be entitled to any distribution of surplus upon a solvent dissolution of the company is unclear.

A policyholder of a mutual insurance company must have an effective insurance policy issued by that mutual company in order to be a member of that company. However, this membership interest has no market value because it cannot be separated from the underlying policy and in any event is not transferable. A policyholder whose policy is terminated loses the membership interest. As of the completion of the conversion, all policyholder interests in Educators, except contract rights under existing policies of insurance, will terminate.

If the Plan of Conversion is not approved by Educators’ eligible members or if the conversion fails to be completed for any other reason, Educators will continue as a mutual insurance company. In this case, policyholders will retain the rights described above.

Continuity of Insurance Coverage and Business Operations. Educators’ conversion to stock form will not change the insurance protection or premiums under individual insurance policies with Educators. During and after the conversion, the normal business of issuing insurance policies will continue without change or interruption. After the conversion, Educators will continue to provide services to policyholders under current policies.

The board of directors of Educators at the time of the conversion will continue to serve as the board of directors of Educators after the conversion. The board of directors of Eastern Holdings will consist of eleven persons, each of whom is an existing director of Educators or EHC. The officers of Eastern Holdings will be people who are currently officers of Educators or EHC. See “Management.”

Voting Rights. After the conversion, the voting rights of all policyholders in Educators will cease. Policyholders will no longer have the right to elect the directors of Educators or approve transactions involving Educators. Instead, voting rights in Educators will be held by Eastern Holdings, which will own all of the capital stock of Educators. Voting rights in Eastern Holdings will be held by the shareholders of Eastern Holdings. Each holder of common stock will be entitled to vote on any matter to be considered by the shareholders of Eastern Holdings, subject to the terms of Eastern Holdings’ articles of incorporation and bylaws and to the provisions of Pennsylvania law. See “Description of Eastern Holdings Capital Stock.”

Policyholder Dividends. The conversion will not affect the reasonable expectation of a policyholder to receive dividends from Educators. The terms of the current policies of insurance do not provide for the right to participate in dividends. Moreover, Educators has never declared a policyholder dividend. Regarding Eastern Holdings, its shareholders will have the exclusive right to receive any dividends paid by Eastern Holdings. See “Dividend Policy” or “Description of Eastern Holdings Capital Stock – Common Stock.”

Rights Upon Dissolution After Conversion. After the conversion, policyholders will have no right to receive a pro rata distribution of any remaining surplus of Educators. Instead, this right will vest in Eastern Holdings as the sole shareholder of Educators. In the event of a liquidation, dissolution or winding up of Eastern Holdings, shareholders of Eastern Holdings would be entitled to receive, after payment of all debts and liabilities of Eastern Holdings, a pro rata portion of all remaining assets of Eastern Holdings. See “Description of Eastern Holdings Capital Stock – Common Stock.”

Tax Effects. Completion of the conversion requires that Educators and Eastern Holdings receive rulings or opinions with regard to certain federal income tax matters that state that the conversion will not be taxable for federal income tax purposes to Educators or its eligible members, except as discussed below. Educators and Eastern Holdings have received favorable rulings and opinions regarding the federal income tax consequences of the conversion. See “– Tax Aspects.”

Background of and Reasons for the Merger

Educators’ board of directors started discussing the issues of a demutualization and public offering in the mid 1990’s. After consultation with legal and investment banking advisors, the board began the demutualization/initial public offering process in May 1997. However, due to the deterioration of Educators’ core group medical business, the process was terminated later that year.

Educators exited the group medical business in 2002 with the intent to grow its existing group benefits business into a new core business. Educators’ new distribution subsidiary, IBSi, was a key component of that strategy. Because the medical insurance business accounted for approximately 80% of its revenue, Educators had significant excess capital and no core business. Although reductions in employees from 156 in 2002 to 125 on December 31, 2004 and to 94 on June 30, 2005 resulted in cost reductions, the fixed costs of Educators’ office lease, defined benefit plan, retiree medical coverage and information technology infrastructure prevented it from reaching an expense level commensurate with its reduced revenue base.

In mid 2003, Tillinghast Towers Perrin was engaged to evaluate Educators’ business plan. After extensive study, Tillinghast concluded that Educators should continue implementing its management strategy for 12 to 18 months, measuring progress against predefined standards. As measured against such standards, satisfactory progress was not achieved through the first quarter of 2004. This failure was due in part to Educators’ A.M. Best rating downgrade from “A-” (Excellent) to “B++” (Very Good), which negatively affected new sales. As a result, the board began considering alternative strategies, including acquisitions, merger and liquidation.

In May 2004, the CEO of EHC met with two of Educators’ outside directors to propose a merger of the two companies. Following a letter presenting a more detailed plan and rationale for a merger and Educators’ executive committee’s recommendation, the board approved consideration of the proposal.

Educators hired independent legal and accounting advisors to evaluate the terms of the proposed merger and perform financial and legal due diligence. An independent consulting firm was hired to explore alternative merger candidates. The consultant concluded that EHC was the best available candidate for merger with Educators, because it satisfied Educators’ primary goal of obtaining a new core product line and offered a good opportunity to employ its excess capital towards the development of EHC’s business. Moreover, combining Educators with EHC’s strong, young management team, similar market focus and culture and location in Lancaster was attractive.

After further negotiation, EHC and Educators entered into a letter of intent for the merger and conversion on January 17, 2005. After the completion of additional due diligence by the parties and further negotiation of the details of the merger and conversion, Educators adopted the plan of conversion and approved the merger agreement, and EHC approved the merger agreement on March 17, 2005.

The conversion and merger provides Educators with the opportunity to employ its capital in a new core business with an attractive growth history, offer better growth opportunities for its group benefits business, combine with a strong management team, and stabilize its employment base in Lancaster.

Opinion of Educators’ Financial Advisor

On March 3, 2005, Educators engaged Keefe, Bruyette & Woods, Inc. to evaluate the fairness of the merger to Educators from a financial point of view. Educators paid Keefe, Bruyette & Woods, Inc. a fee of $250,000 upon the delivery of the written fairness opinion. Educators has agreed to pay Keefe, Bruyette & Woods, Inc. a fee of 1.50% of the aggregate issue price of the shares of Eastern Holdings common stock issued in the conversion offering, to be paid upon the closing of the conversion. Keefe, Bruyette & Woods, Inc. will be reimbursed for reasonable out of pocket expenses incurred on behalf of Educators, including attorney’s fees. Educators has agreed to indemnify Keefe, Bruyette & Woods, Inc. against certain liabilities.

Terms of the Merger Agreement

Contemporaneously with the adoption of the plan of conversion, Educators and EHC entered into a merger agreement dated March 17, 2005. Under the terms of the merger agreement, EHC will merge with and into a newly formed subsidiary of Eastern Holdings.

Consideration

The approximate aggregate purchase price to be paid in the merger for all outstanding EHC shares is estimated at $66.2 million, which is 1.28 times the $52.9 million fully diluted book value of EHC at June 30, 2005. On a per share basis, each outstanding share of EHC capital stock, other than shares with respect to which dissenters rights are exercised, will be converted into the right to receive $5,134.55 in cash and shares of Eastern Holdings common stock. The final purchase price will be 1.28 times EHC’s fully diluted book value of EHC at September 30, 2005, subject to certain adjustments if the merger is not completed by March 31, 2006. For such purposes fully diluted book value assumes:

•	the exercise of all of the outstanding options to acquire 1,713 shares of EHC common stock that have been granted under the EHC stock option plan and the receipt by EHC of approximately $5.4 million as the exercise price for these options;

•	the exercise of the outstanding warrants to acquire 300 shares of EHC common stock and the receipt by EHC of $300,000 as the exercise price for these warrants; and

•	the conversion of 6,770 outstanding shares of EHC preferred stock to 6,770 shares of EHC common stock, which will occur automatically as a result of the merger.

Conditions to Completion of the Merger

The merger agreement provides that consummation of the merger is subject to the satisfaction of certain conditions, or the waiver of certain conditions by Educators and Eastern Holdings, on the one hand, and EHC on the other, as the case may be, at or prior to the date the merger is completed. Each of the parties’ obligations under the merger agreement is subject to the following conditions, among others:

•	approval of the merger and domestication by EHC shareholders;

•	approval of the conversion by the members of Educators;

•	receipt of all necessary regulatory approvals required to complete all related transactions, including the conversion and the merger;

•	completion of the conversion offering;

•	approval for listing of the shares of Eastern Holdings common stock on The Nasdaq Stock Market;

•	receipt by the parties of an opinion of counsel or a private letter ruling from the IRS that the conversion and the merger will each be treated for federal income tax purposes as constituting a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	the number of shares of EHC common stock with respect to which dissenters’ rights have been exercised in connection with the merger do not exceed 10% of the number of outstanding shares of EHC common stock; and

•	the absence of a material adverse change in the assets, liabilities, financial condition, results of operation, prospects or business of EHC or Educators.

Various approvals or non-objections of the Department are required in order to consummate the conversion and the merger. The Department has approved the plan of conversion, subject to approval by Educators’ members eligible to vote on the plan of conversion. In addition, consummation of the conversion and the merger is subject to approval by the Department of Eastern Holdings’ holding company application to (1) acquire all the common stock of Educators and (2) complete the merger. Applications for these approvals have been filed and are currently pending. There can be no assurance that the requisite approvals will be received in a timely manner, in which event the completion of the conversion and the merger may be delayed beyond the expiration of the offering. In the event the conversion and the merger are not consummated on or before June 30, 2006, the merger agreement may be terminated by either Eastern Holdings and Educators or EHC.

Pursuant to regulations of the Department, the plan of conversion must be approved by at least two-thirds of the total number of votes cast by Educators’ members eligible to vote on the plan of conversion. In addition, the completion of the conversion and the merger cannot occur unless the domestication of EHC as a Pennsylvania corporation and the merger agreement are approved by the shareholders of EHC at its special meeting called for                     , 2005. Under Cayman law, the domestication must be approved by two-thirds of the votes cast by EHC’s shareholders. Although EHC will not be a Pennsylvania corporation at the date that the special meeting of EHC shareholders is held, EHC will treat the votes cast at the meeting with respect to the merger as through it were governed by the PBCL with respect to the required vote and with respect to the right to exercise dissenters’ rights.

In connection with the execution of the merger agreement, directors of EHC, who hold 51.9% of the issued and outstanding EHC common stock on a fully diluted basis, have agreed to vote their shares of EHC common stock in favor of the merger. Eastern Holdings, Educators, and EHC have applied for and received all necessary regulatory approvals in order to complete the merger. The completion of the merger is expected to occur immediately after the completion of the conversion.

Conduct of Business Prior to the Closing Date

Under the terms of the merger agreement, Eastern Holdings, Educators and EHC have agreed to conduct their respective businesses and engage in transactions only in the ordinary course of business and consistent with past practice except as expressly contemplated or permitted under the merger agreement. Each of Eastern Holdings, Educators and EHC have also agreed to use, and to cause each of their respective subsidiaries to use, commercially reasonable efforts to preserve its respective business organization intact, to keep available to itself and the other parties the present services of its key employees, and to preserve to itself and to the other parties the goodwill of its customers and others with whom business relationships exist.

No Solicitation

The merger agreement provides that except under certain limited circumstances neither EHC nor any of its subsidiaries shall, directly or indirectly, solicit, initiate, facilitate, or encourage the submission of any “acquisition proposal.” The merger agreement contains similar provisions with respect to Educators. Any acceptance of an acquisition proposal gives the other party the right to terminate the merger agreement and to receive a $2,000,000 break up fee.

Representations and Warranties

The merger agreement contains representations and warranties of Educators and EHC which are customary in merger transactions, including, but not limited to, representations and warranties concerning the organization and capitalization of Educators and EHC and their respective subsidiaries; the due authorization, execution, delivery and enforceability of the merger agreement; the consents or approvals required; the lack of conflicts or violations under applicable articles of incorporation, bylaws, instruments and laws with respect to the transactions contemplated by the merger agreement; the absence of material adverse changes; the documents to be filed with the SEC and other regulatory agencies; the conduct of business in the ordinary course and absence of certain changes; the financial statements; compliance with laws; and pending or threatened litigation. The representations and warranties of Educators and EHC will not survive beyond the completion of the merger. If the merger agreement is terminated without completion of the merger, there will be no liability on the part of any parties to the merger agreement except in certain circumstances as discussed below. See “– Completion of the Conversion and the Merger; Termination and Amendment.”

Completion of the Conversion and the Merger; Termination and Amendment

The time and date at which the merger is completed will be the date the articles of merger are filed with the Pennsylvania Secretary of State unless a later date and time are specified as the effective time in such articles of merger. Such time and date will be immediately after the completion of the conversion. Eastern Holdings will not make such filing until receiving all requisite regulatory approvals, approval of the merger agreement by the requisite vote of the shareholders of EHC, approval of the plan of conversion by the requisite vote of the eligible members of Educators, and the satisfaction or waiver of all other conditions to the conversion and the merger.

The merger agreement may be terminated prior to the completion of the merger by the mutual written consent of Educators and EHC or, subject to certain exceptions set forth in the merger agreement, by either Educators or EHC upon the occurrence of certain events.

The merger agreement may be amended or supplemented at any time by mutual agreement of the parties to the merger agreement, subject to certain limitations.

Interests of Directors, Officers and Employees in the Conversion and the Merger

Boards of Directors. Each member of the board of directors of EHC is also a shareholder of EHC and will be entitled to receive cash and shares of Eastern Holdings common stock in the merger in exchange for his shares of EHC stock. In addition, members of the board of directors of Eastern Holdings and its subsidiaries will be eligible to receive restricted stock awards and stock option grants under the Eastern Holdings stock compensation plan if it is approved by the shareholders of Eastern Holdings after the merger. Each Eastern Holdings director will also receive directors fees as described in “Management – Director Compensation.”

Executive Officers. In connection with the execution of the merger agreement, EHC entered into employment agreements with Messrs. Eckert, Boguski, and Shook. Under the terms of the employment agreements, Mr. Eckert will be employed as the Chief Executive Officer of Eastern Holdings and Mr. Boguski will be employed as the President and Chief Operating Officer. Mr. Eckert currently serves as the Chief Executive Officer of EHC, and Mr. Boguski currently serves as President and Chief Operating Officer of EHC. Mr. Shook, who currently serves as the Chief Financial Officer of EHC, will be employed as the Treasurer and Chief Financial Officer of Eastern Holdings. EHC also entered into employment agreements with Suzanne M. Emmet and Robert A. Gilpin. See “Management – Agreements with Executive Officers.” With respect to executive officers of EHC who have entered into employment agreements with EHC, each agreement will be honored and assumed by Eastern Holdings or EHC.

Mr. Schneebacher, the current President and Chief Executive Officer of Educators, entered into a transition agreement with Educators in March 2005. Under the terms of such agreement, Mr. Schneebacher will remain as President of Educators for up to 90 days after the merger is completed. If Mr. Schneebacher is discharged without cause during such period, he will be entitled to receive his salary for an additional 30 months, a lump sum payment of $110,518.27 one month after reaching age 65, and upon the expiration of such 30-month period a lump sum payment of $15,750. If Mr. Schneebacher resigns or is discharged “for cause” prior to 90 days after completion of the merger, he will not be entitled to any compensation or other benefits under the agreement. Discharge “for cause” includes discharge for fraud, embezzlement, refusal to comply with the policies or directives of Educators or its board of directors or other behavior that the Educators board of directors determines, in its sole discretion, constitutes cause for discharge. The retention agreement contains a restrictive covenant that prohibits Mr. Schneebacher from competing with Educators for twelve months after termination of his employment agreement with Educators. In addition, Mr. Schneebacher is prohibited from soliciting Educators’ existing clients and customers, existing employees, and producers for 30 months after termination of his employment with Educators.

Kimberly A. Rankin, Scott A. Humpert, and M. Christine Gimber have also entered into retention agreements with Educators. Each of these agreements provide for employment of such officer by Educators at such person’s current compensation for a period of three years after completion of the merger. Mr. Humpert’s and Mr. Hallock’s agreements provide that if they are discharged without cause during such period, they will be entitled to a continuation of their compensation for a period of twelve months after such termination. Ms. Gimber is entitled to continuation of her compensation for a period of eighteen months if she is terminated without cause during the term of the agreement, and Ms. Rankin is entitled to continuation of her compensation for a period of twenty-four months if she is terminated without cause during the term of the agreement. Each of the agreements contain restrictive covenants and nonsolicitation provisions similar to those in Mr. Schneebacher’s agreement, but for varying terms.

Existing Benefit Plans. As of June 30, 2005, there were options to purchase EHC common stock covering an aggregate of 1,713 shares outstanding under the 2002 Management Stock Option Plan. All of such options will be exercisable immediately prior to the merger. Any EHC options that are not exercised prior to consummation of the conversion and the merger will be cancelled.

The merger agreement provides that Eastern Holdings will recognize the service and earnings of officers and employees of EHC and Educators and their respective subsidiaries who become employees of Eastern Holdings or Educators after the merger for purposes of vesting and eligibility to participate in any Eastern Holdings employee benefit plans to the same extent that such service and earnings were recognized for similar purposes under any comparable plan or program maintained by EHC or Educators. Eastern Holdings has agreed to honor all benefit obligations and contractual rights of current and former employees of EHC and Educators and all employment, severance, deferred compensation, and change in control agreements, plans or policies disclosed in the merger agreement that EHC or Educators entered into with their respective officers. The termination and other benefits to which such officers are entitled are described under “Management – Agreements with Executive Officers” and under “Interests of Directors, Officers and Employees in the Conversion and Merger.”

Indemnification of Directors, Officers and Employees Against Claims. In the merger agreement, Eastern Holdings agreed to indemnify the directors and officers of Educators, EHC and their respective subsidiaries with respect to any losses, claims, lawsuits, damages, liabilities or expenses that arise out of, result from, or are otherwise attributable to such person’s status or service as an officer or director of EHC, Educators or any of their respective subsidiaries; provided, however, that indemnification won’t be provided for such losses to the extent that indemnification is prohibited by law, such person would not have been entitled to indemnification from either EHC or Educators if the loss was incurred and reported prior to the effective date of the merger, or if the loss arises out of intentional misconduct, knowing dishonesty, or fraud on the part of such person.

EHC and Educators have purchased directors’ and officers’ liability insurance policies providing coverage for matters occurring prior to the effective date of the merger on substantially the same terms and conditions as their existing insurance policies, which policies will remain in effect for a six-year period.

Delivery of Certificates

Certificates representing Eastern Holdings common stock issued in the conversion offering will be mailed by Eastern Holdings’ transfer agent to the persons entitled thereto at the addresses of such persons appearing on the stock order form as soon as practicable following completion of the conversion. Any certificates returned as undeliverable will be held by Eastern Holdings until claimed by persons legally entitled thereto or otherwise dispensed with in accordance with applicable law. Until certificates for our common stock are available and delivered to subscribers, such subscribers may not be able to sell the shares of Eastern Holdings common stock for which they have subscribed, even though trading of our common stock may have commenced.

Certain Restrictions on Purchase or Transfer of Shares After the Conversion and the Merger

All shares of Eastern Holdings common stock purchased in connection with the conversion offering by any of Educators’ directors or executive officers will be subject to a restriction that the shares not be sold for a period of one year following the conversion offering, except in the event of the death of such director or executive officer or pursuant to a merger or similar transaction approved by the Department. Each certificate for restricted shares will bear a legend giving notice of this restriction on transfer, and appropriate stop-transfer instructions will be issued to Eastern Holdings’ transfer agent. Any shares of Eastern Holdings common stock issued within this one year period as a stock dividend, stock split or otherwise with respect to such restricted stock will be subject to the same restrictions. Eastern Holdings’ directors and executive officers will also be subject to the insider trading rules promulgated pursuant to the Securities Exchange Act of 1934 as long as Eastern Holdings’ common stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Purchases of Eastern Holdings common stock by its directors, executive officers and their associates during the three-year period following completion of the conversion may be made only through a broker or dealer registered with the SEC, except with the prior written approval of the Department. This restriction does not apply, however, to negotiated transactions involving more than 1% of Eastern Holdings’ outstanding common stock that is approved by the Department in writing, or to certain purchases of stock pursuant to an employee stock benefit plan, such as Eastern Holdings’ ESOP, or by any non-tax-qualified employee stock benefit plan, such as the stock compensation plan.

Any repurchases of Eastern Holdings common stock by Eastern Holdings in the future may be subject to the receipt of any necessary regulatory approvals or non-objections during the first year after the conversion.

Tax Aspects

In the opinion of Morgan, Lewis & Bockius LLP, counsel to Educators, and Stevens & Lee P.C., counsel to EHC, the following discussion addresses the material United States federal income tax consequences of:

•	the conversion to Educators, and to an eligible member of Educators that is a U.S. Person, as defined below, that holds membership rights in a qualifying policy as a capital asset; and

•	the merger to Eastern Holdings and EHC.

This discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations promulgated under the Code, judicial authorities, published positions of the Internal Revenue Service and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. The following discussion is a discussion of only certain material U.S. federal income tax matters described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to eligible members of Educators, in light of their specific circumstances, or to Eastern Holdings or EHC. For example, if a partnership holds membership rights in a qualifying policy, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding membership rights in a qualifying policy, you should consult your tax advisor. In addition, the following discussion does not address aspects of United States federal income taxation that may be applicable to eligible members of Educators subject to special treatment under the Code, such as financial institutions, insurance companies, pass-through entities, regulated investment companies, real estate investment trusts, financial asset securitization investment trusts, dealers or traders in securities or tax-exempt organizations. In addition, the discussion does not address the U.S. alternative minimum tax consequences of the proposed transactions or any aspect of state, local or foreign taxation. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any part of the tax discussion set forth below.

For purposes of this discussion, the term “U.S. Person” means (a) a citizen or resident of the United States, (b) a corporation, or entity treated as corporation, created or organized in or under the laws of the United States or any political subdivision thereof, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (d) a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (ii) the trust has a valid election in effect to be treated as a U.S. Person for U.S. federal income tax purposes, or (e) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.

The Conversion. The closing of the conversion is conditioned upon the receipt by Educators and Eastern Holdings of either or both (i) a private letter ruling from the Internal Revenue Service and/or (ii) legal opinions dated as of the closing date from Morgan, Lewis & Bockius LLP, and Stevens & Lee P.C., substantially to the effect that, on the basis of certain facts, customary representations and assumptions set forth in or referred to in such ruling and/or opinions that are consistent with the facts existing at the closing date, both the conversion and the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. The material United States federal income tax consequences of the conversion will be substantially as follows:

•	the conversion of Educators from mutual to stock form will constitute a reorganization within the meaning of Section 368(a)(1)(E) of the Code, and the merger will not disqualify the conversion from qualifying as a reorganization within the meaning of section 368(a) of the Code;

•	no gain or loss will be recognized by Educators in its pre-conversion mutual or post-conversion stock form as a result of the conversion;

•	Educators’ basis in its assets, holding period for its assets, net operating loss carryforward, if any, capital loss carryforward, if any, earnings and profits and accounting methods will not be affected by the conversion;

•	as discussed below, eligible members will be required to recognize gain upon the receipt of subscription rights if and to the extent that the subscription rights that are allocated to an eligible member are determined to have a fair market value;

•	the basis of the common stock purchased by an eligible member pursuant to the exercise of subscription rights will equal the sum of the purchase price of the stock, plus the gain, if any, recognized by the eligible member on the subscription rights that are exercised; and

•	the holding period of the common stock purchased by an eligible member through the exercise of subscription rights will begin on the date on which the subscription rights are exercised. In all other cases, the holding period of common stock purchased by an eligible member will begin on the date following the date on which the stock is purchased.

Tax Consequences of Subscription Rights. Generally, the federal income tax consequences of the receipt, exercise and lapse of subscription rights are uncertain. They present novel issues of tax law that are not addressed by any direct authorities. Nevertheless, the Internal Revenue Service has ruled privately in analogous conversion transactions that:

•	any gain realized by an eligible member as a result of the receipt of subscription rights with a fair market value must be recognized, whether or not such rights are exercised; and

•	the amount of gain recognized by each eligible member should equal the fair market value of subscription rights received by the eligible member.

Although not free from doubt: (a) any gain resulting from the receipt of the subscription rights should constitute a capital gain, which will be long term capital gain if the eligible member has held its membership rights for more than one year; and (b) if an eligible member is required to recognize gain on the receipt of subscription rights and does not exercise some or all of such subscription rights, (i) the eligible member should recognize a corresponding loss upon the expiration or lapse of such member’s unexercised subscription rights, (ii) the amount of that loss should equal the gain previously recognized upon receipt of the unexercised subscription rights, and (iii) if the common stock that an eligible member would have received upon exercise of the lapsed subscription rights would have constituted a capital asset in the hands of that eligible member, the resulting loss upon expiration of the subscription rights should constitute a capital loss. For purposes of determining gain, it is unclear how to determine the number of subscription rights that may be allocated to each eligible member during the subscription offering.

In the opinion of Feldman Financial Advisors, the subscription rights do not have any fair market value, primarily because the subscription rights are nontransferable, personal rights of short duration that are provided without charge and give the holder only the right to purchase shares of common stock in the subscription offering at a price that is equal to the estimated fair market value of common stock, which is the same price at which such stock will be sold to purchasers in the community offering, if any. Nevertheless, eligible members are encouraged to consult with their tax advisors about the tax consequences of the conversion and the subscription offering.

The Merger. The closing of the merger is conditioned upon the receipt by Educators, EHC and Eastern Holdings of either a private letter ruling from the Internal Revenue Service and/or legal opinions dated as of the closing date from Morgan, Lewis & Bockius LLP, and Stevens & Lee P.C., substantially to the effect that, on the basis of certain facts, customary representations and assumptions set forth in or referred to in such ruling and/or opinions that are consistent with the facts existing at the closing date, (A) the occurrence of the merger immediately after the domestication shall not disqualify (i) the domestication from qualifying for federal income purposes as a reorganization within the meaning of section 368(a)(1)(F) of the Code or (ii) the merger from qualifying for federal income tax purposes as a reorganization within the meaning of section 368(a) of the Code, (B) for federal income tax purposes (i) the conversion will be a reorganization within the meaning of Section 368(a) of the Code, and (ii) the merger will not disqualify the conversion from qualifying as a reorganization within the meaning of section 368(a) of the Code, (C) the domestication will be a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and (D) the merger will be a reorganization within the meaning of Section 368(a) of the Code.

The merger will be a reorganization within the meaning of Section 368(a) of the Code. No gain or loss will be recognized by Eastern Holdings or EHC as a result of the merger.

THE ABOVE DISCUSSION MAY NOT APPLY TO CERTAIN CATEGORIES OF ELIGIBLE MEMBERS SUBJECT TO SPECIAL TREATMENT UNDER THE INTERNAL REVENUE CODE. ELIGIBLE MEMBERS ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE CONVERSION, INCLUDING FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF THE CONVERSION.

Accounting Treatment of the Merger

The merger will be accounted for under the purchase method of accounting under accounting principles generally accepted in the United States of America. Under this method, EHC’s assets and liabilities as of the date of the merger will be recorded at their respective fair values and added to those of Eastern Holdings. Any difference between the purchase price for EHC and the fair value of the identifiable net assets acquired will be recorded as goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” issued in July 2001, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Intangibles with definite useful lives recorded by Eastern Holdings in connection with the merger will be amortized to expense in accordance with the new rules. The financial statements of Eastern Holdings issued after the merger will reflect the results attributable to the acquired operations of EHC beginning on the date of completion of the merger.

Expenses of the Conversion and the Merger

The merger agreement provides, in general, that Educators and EHC shall each bear and pay one-half (1/2) of all costs and expenses incurred in connection with the transactions contemplated by the merger agreement, including fees and expenses of all financial consultants, investment bankers, accountants and legal counsel, whether or not the conversion is consummated. However, in the event that the plan of conversion fails to receive the requisite vote for approval and adoption of the eligible members, then Educators shall pay one-half (1/2) of all costs and expenses incurred by EHC. If the plan of merger fails to receive the requisite vote for approval and adoption by the EHC shareholders, then EHC shall pay one-half (1/2) of all costs and expenses incurred by Educators.

THE OFFERING

Subscription Offering and Subscription Rights

In accordance with the plan of conversion, rights to subscribe for the purchase of common stock have been granted to the following persons in the following order of descending priority:

(1) ”Eligible Members,” which means (i) persons who are the named insured under an individual insurance policy issued by Educators, (ii) the named insured under a group insurance policy issued by Educators, and (iii) any certificate holder insured under a group policy issued by Educators, in each case, under an insurance policy that is issued and in force as of the close of business on March 17, 2005, and as of the closing date;

(2) the Eastern Holdings ESOP;

(3) directors, officers and employees of Educators as of March 17, 2005, and as of the closing date;

(4) directors, officers and employees of EHC as of March 17, 2005, and as of the closing date; and

(5) shareholders of record of EHC as of the close of business on March 17, 2005.

All subscriptions received will be subject to the availability of common stock after satisfaction of all subscriptions of all persons having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of conversion and as described below under “– Limitations on Common Stock Purchases.”

Priority 1: Eligible Members. Each Eligible Member will receive, without payment, first priority, nontransferable subscription rights to purchase up to 100,000 shares of common stock of Eastern Holdings, subject to the overall purchase limitations. See “– Limitations on Common Stock Purchases.”

If there are not sufficient shares available to satisfy all subscriptions by Eligible Members, shares first will be allocated among subscribing Eligible Members so as to permit each such Eligible Member, to the extent possible, to purchase the lesser of: (i) the number of shares for which he or she subscribed, or (ii) 1,000 shares. Any shares remaining after such allocation will be allocated among the subscribing Eligible Members whose subscriptions remain unfilled on a pro rata basis based on the amount that each Eligible Member subscribed to purchase, provided that no fractional shares will be issued.

Priority 2: Eastern Holdings ESOP. Eastern Holdings’ ESOP will receive, without payment, second priority, nontransferable subscription rights to purchase, in the aggregate, up to 10% of the common stock to be issued in the conversion offering. The ESOP intends to purchase 10% of the shares of common stock, or 552,500 shares and 830,556 shares, based on the minimum and maximum of the offering range, respectively. Subscriptions by the ESOP will not be aggregated with shares of common stock purchased directly by or which are otherwise attributable to any other participants in the offering, including subscriptions of any of the directors, officers, employees or associates of Eastern Holdings, Educators or EHC. Any oversubscription by the Eligible Members will not reduce the number of shares that the ESOP may purchase in the conversion offering. In that event, the number of shares to be issued in the conversion will be increased by such number of shares as is necessary to permit the ESOP to purchase up to 10% of the total number of shares issued in the conversion. See “Management – New Stock Benefit Plans – Employee Stock Ownership Plan,” and “– Limitations on Common Stock Purchases”.

Priority 3: Directors, Officers, Managers and Employees of Educators. To the extent that there are sufficient shares remaining after satisfaction of all subscriptions by Eligible Members and the Eastern Holdings ESOP, then Educators’ directors, officers, managers and employees and any other person who at any time served as a director of Educators after January 1, 1998 will each receive, without payment, third priority, nontransferable subscription rights to purchase in this category, an aggregate of up to 100,000 shares of common stock of Eastern Holdings. The ability of Educators directors, officers, managers and employees to purchase common stock under this category is in addition to rights that are otherwise available to them under the plan of conversion if they fall within higher priority categories. See “– Limitations on Common Stock Purchases.” For information as to the number of shares proposed to be purchased by the directors and executive officers, see “Management – Proposed Management Purchases.”

In the event of an oversubscription among the Educators directors, officers, managers or employees, any available shares will be allocated on a pro rata basis based on the amount that each person subscribed to purchase.

Priority 4: Directors, Officers, Managers and Employees of EHC. To the extent that there are sufficient shares remaining after satisfaction of all subscriptions by Eligible Members, the ESOP, and the directors, officers, managers and employees of Educators, then EHC’s directors, officers, managers and employees will each receive, without payment, fourth priority, nontransferable subscription rights to purchase in this category, an aggregate of up to 100,000 shares of common stock of Eastern Holdings. The ability of EHC directors, officers, managers and employees to purchase common stock under this category is in addition to rights that are otherwise available to them under the plan of conversion if they fall within higher priority categories. See “– Limitations on Common Stock Purchases.” For information as to the number of shares proposed to be purchased by the directors and executive officers, see “Management – Proposed Management Purchases.”

In the event of an oversubscription among the EHC directors, officers, managers or employees, any available shares will be allocated on a pro rata basis based on the amount that each person subscribed to purchase.

Priority 5: Shareholders of EHC. To the extent that there are sufficient shares remaining after satisfaction of all subscriptions by Eligible Members, the ESOP, and the directors, officers, managers and employees of Educators and EHC, then EHC’s shareholders will each receive, without payment, fifth priority, nontransferable subscription rights to purchase in this category, an aggregate of up to 100,000 shares of common stock of Eastern Holdings. The ability of EHC shareholders to purchase common stock under this category is in addition to rights that are otherwise available to them under the plan of conversion if they fall within higher priority categories. In the event of an oversubscription among EHC shareholders, any available shares will be allocated on a pro rata basis based on the amount that each person subscribed to purchase.

Expiration Date for the Subscription Offering

The subscription offering will expire at noon, Eastern Time, on                     , 2005 (which is referred to herein as the Expiration Date), unless extended by Educators and Eastern Holdings, with any required regulatory approval or non-objection. The subscription offering may not be extended beyond                          , 2006. Subscription rights which have not been exercised prior to the Expiration Date, unless extended, will become void.

Eastern Holdings and Educators will not execute orders until at least the minimum number of shares of common stock (5,525,000 shares) have been subscribed for or otherwise sold. If at least the minimum number of shares have not been subscribed for or sold within 45 days after the Expiration Date, unless such period is extended, with any required regulatory approval, all funds delivered to Educators pursuant to the subscription offering will be returned promptly to the subscribers. If an extension beyond the 45-day period following the Expiration Date is granted, Eastern Holdings and Educators will notify subscribers of the extension of time and of any rights of subscribers to modify or rescind their subscriptions.

Community Offering

To the extent that shares remain available for purchase after satisfaction of all subscriptions of Eligible Members, the ESOP, Educators’ and EHC’s directors, officers, managers and employees, and EHC shareholders in the subscription offering described above, we may elect to offer any remaining shares in a community offering. The community offering, if any, will commence at the same time as, during, or promptly after the subscription offering and will not be for more than 45 days after the end of the subscription offering, unless extended by us with the approval of the Department.

In the community offering, Eastern Holdings, in its sole and absolute discretion, may give preference to subscriptions received from the following categories of subscribers, in the following order of priority, before proceeding to accept subscriptions from the general public:

•	natural persons and trusts of natural persons (including individual retirement and Keogh retirement accounts and personal trusts in which such natural persons have substantial interests) who are residents of Lancaster County, Pennsylvania;

•	licensed insurance producers that have been appointed by or otherwise are under contract with Educators or any of the EHC insurance subsidiaries, or which are under contract with IBSi, to market and distribute policies of insurance, and

•	named insureds under policies of insurance issued by Educators after March 17, 2005.

Subject to the priority categories described in the preceding paragraph, the Eastern Holdings common stock offered in the community offering will be offered and sold in a manner designed to achieve a wide distribution of the common stock. In the event of oversubscription, any available shares will be allocated on a pro rata basis based on the amount that each person subscribed to purchase.

The opportunity to subscribe for shares of common stock in the community offering category is subject to Eastern Holdings’ right, in its sole discretion, to accept or reject any such orders in whole or in part either at the time of receipt of an order or as soon as practicable following the Expiration Date.

How the Price Per Share and the Offering Range Were Determined

The plan of conversion requires that the purchase price of Eastern Holdings common stock must be based on the appraised pro forma market value of our common stock, as determined on the basis of an independent valuation. Educators retained Feldman Financial Advisors, Inc. to make such valuation. There is no pre-existing relationship between Feldman Financial and Educators or EHC. Feldman Financial’s fees and out-of-pocket expenses are estimated to be $125,000. Educators agreed to indemnify Feldman Financial and any employees of Feldman Financial in connection with the appraisal, unless Feldman Financial is determined to be negligent or otherwise at fault.

Feldman Financial made its appraisal in reliance upon the information contained in this document, including the financial statements. Feldman Financial also considered the following factors, among others:

•	the present and projected operating results and financial condition of Educators and the economic and demographic conditions in Educators’ existing marketing areas;

•	certain historical, financial and other information relating to Educators;

•	a comparative evaluation of the operating and financial statistics of Educators with those of other similarly situated publicly traded life insurance companies located in Pennsylvania and other regions of the United States;

•	the aggregate size of the offering of Eastern Holdings common stock as determined by Feldman Financial;

•	the impact of the conversion on Educators’ net worth and earnings potential as determined by Feldman Financial;

•	the proposed dividend policy of Eastern Holdings and Educators; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.

In addition to the factors listed above, in its review of the appraisal provided by Feldman Financial, Educators board of directors reviewed the methodologies and the appropriateness of the assumptions used by Feldman Financial and determined that such assumptions were reasonable. The projected operating results reviewed by Feldman Financial covered periods through December 31, 2006.

On the basis of the foregoing, Feldman Financial gave its opinion, dated September 23, 2005, that the estimated pro forma market value of our common stock ranged from a minimum of $55,250,000 to a maximum of $74,750,000 with a midpoint of $65,000,000. Eastern Holdings and

Educators determined that the common stock should be sold at $10.00 per share, resulting in a range of 5,525,000 to 7,475,000 shares of common stock being offered in the conversion offering, which amount may be increased to 8,305,556 shares solely to accommodate the purchase by the ESOP of 10% of the shares sold in the conversion offering. The offering range may be amended with the approval of the Department, if required or if necessitated by subsequent developments in Educators’ financial condition or market conditions generally. In the event the offering range is updated to amend the value of Educators below $55,250,000 or above $74,750,000, the new appraisal will be filed with the SEC by post-effective amendment to the registration statement of which this prospectus is a part.

Feldman Financial’s valuation is not a recommendation as to the advisability of purchasing shares of Eastern Holdings. Feldman Financial did not independently verify the financial statements and other information provided by Educators or EHC, nor did Feldman Financial value independently the assets or liabilities of Educators or EHC. The valuation considers Educators as a going concern and should not be considered as an indication of the liquidation value of Educators. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing common stock in the conversion offering or receiving merger shares in the merger will thereafter be able to sell such shares at prices at or above the initial purchase price in the conversion offering of $10.00 per share.

No sale of shares of common stock in the conversion offering may be consummated unless Feldman Financial first confirms that nothing of a material nature occurred that, taking into account all relevant factors, would cause it to conclude that the purchase price is materially incompatible with the estimate of the pro forma market value of a share of common stock upon completion of the conversion offering. If this confirmation is not received, Eastern Holdings may cancel the offering, extend the offering period and establish a new estimated offering range and/or estimated price range, extend, reopen or hold a new offering or take any other action the Department may permit or require.

Depending upon market or financial conditions, the total number of shares of common stock offered may be increased or decreased without a resolicitation of subscribers, provided that the aggregate gross proceeds are not below the minimum or more than the maximum of the offering range. In the event market or financial conditions change so as to cause the aggregate purchase price of the shares to be below the minimum of the offering range or more than the maximum of such range, purchasers will be resolicited and be permitted to continue their orders, in which case they will need to confirm their subscriptions prior to the expiration of the resolicitation offering or their subscription funds will be promptly refunded, or be permitted to modify or rescind their subscriptions. Any change in the offering range must be approved by the Department. If the number of shares of common stock issued in the conversion is increased due to an increase in the offering range to reflect changes in market or financial conditions, persons who subscribed for the maximum number of shares will be given the opportunity to subscribe for the adjusted maximum number of shares. See “– Limitations on Common Stock Purchases.”

An increase in the number of shares of common stock as a result of an increase in the estimated pro forma market value would decrease both a subscriber’s ownership interest and Eastern Holdings’ pro forma net income and shareholders’ equity on a per share basis while increasing pro forma net income and shareholders’ equity on an aggregate basis. A decrease in the number of shares of common stock would increase both a subscriber’s ownership interest and Eastern Holdings’ pro forma net income and shareholders’ equity on a per share basis while decreasing pro forma net income and shareholders’ equity on an aggregate basis. See “Pro Forma Unaudited Financial Information.”

The appraisal report of Feldman Financial was filed as an exhibit to Educators’ Application for Conversion and is available for inspection in the manner set forth under “Additional Information.”

Persons Who Cannot Exercise Subscription Rights

Eastern Holdings will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock pursuant to the plan of conversion reside. However, Eastern Holdings and Educators are not required to offer stock in the subscription offering to any person who resides in a foreign country or resides in a state of the United States with respect to which:

•	only a small number of persons otherwise eligible to subscribe for shares under the plan of conversion reside in such jurisdiction;

•	the granting of subscription rights or the offer or sale of shares of common stock to such persons would require Eastern Holdings, or its officers, trustees or employees, under the laws of such jurisdiction, to register as a broker, dealer, salesman or selling agent or to register or otherwise qualify its securities for sale in such jurisdiction or to qualify as a foreign corporation or file a consent to service of process in such jurisdiction; or

•	such registration, qualification or filing in Eastern Holdings’ and Educators’ judgment would be impracticable or unduly burdensome for reasons of costs or otherwise.

Limitations on Common Stock Purchases

The plan of conversion includes the following limitations on the number of shares of common stock that may be purchased in the conversion offering:

(1) No fewer than 25 shares or $250 of common stock may be purchased, to the extent such shares are available;

(2) Except for the ESOP, each subscriber in the subscription offering may subscribe for and purchase up to 100,000 shares of common stock, subject to the overall limitation in clause (4) below;

(3) The ESOP may purchase up to 10% of the aggregate number of shares of common stock sold in the conversion, including any additional shares issued in the event of an increase in the offering range;

(4) Except for the ESOP, the maximum number of shares of common stock subscribed for or purchased in all categories of the conversion offering by any person, together with such person’s associates (as defined below) and groups of persons acting in concert, shall not exceed 150,000 shares; and

(5) No more than 34% of the total number of shares offered for sale in the conversion may be purchased by Educators’ directors and officers and their associates in the aggregate, excluding purchases by the ESOP.

Subject to any required regulatory approval and the requirements of applicable laws and regulations, but without further approval of the Eligible Members, Educators and Eastern Holdings may increase or decrease any individual amount permitted to be subscribed for and the overall purchase limitations. If either of such amounts is increased, subscribers for the maximum amount will be given the opportunity to increase their subscriptions up to the then applicable limit. If either of such amounts is decreased, subscriptions for the maximum amount will be decreased by the minimum amount necessary so that the subscriber will be in compliance with the new maximum limitation.

The term “associate” of a person includes the following:

(1) any corporation or other organization, other than Eastern Holdings, Educators, EHC or one of their majority-owned subsidiaries, of which such person is an officer or a partner or is directly or indirectly the beneficial owner of 10% or more of any class of equity securities;

(2) any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, provided, however, that such term shall not include any tax-qualified employee stock benefit plan of Eastern Holdings in which such person has a substantial beneficial interest or serves as a trustee or in a similar fiduciary capacity;

(3) any relative or spouse of such person, or any relative of such spouse, who has the same home as such person; and

(4) any person that directly or indirectly controls, is controlled by, or is under common control with such person. For this purpose, “control” means the power to cause the direction of the management and policies of such person, unless the power results from holding an official position or corporate office.

The term “acting in concert” is defined to mean (1) knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not pursuant to an express agreement, or (2) a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. Educators and Eastern Holdings may presume that certain persons are acting in concert based upon, among other things, joint account relationships, common addresses on Educators’ records and the fact that such persons have filed joint Schedules 13D or 13G with the Commission with respect to other companies.

Procedure for Purchasing Shares in the Subscription and Community Offering

To ensure that each purchaser receives a prospectus at least 48 hours before the Expiration Date, unless extended, in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, no prospectus will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the order form will confirm receipt or delivery in accordance with Rule 15c2-8. Order forms will only be distributed with a prospectus.

To purchase shares in the subscription and community offerings, an executed order form with the required payment for each share subscribed for must be received by Educators by noon, Eastern Time, on the Expiration Date, unless extended. Order forms which are not received by such time or are executed defectively or are received without full payment, are not required to be accepted. Copies of order forms, order forms unaccompanied by an executed acknowledgement form, payments from other private third parties and wire transfers will not be accepted. Once received, an executed order form may not be modified, amended or rescinded without Educators’ and Eastern Holdings’ consent, unless the conversion has not been completed within 45 days after the end of the subscription offering, unless such period has been extended.

Payment for Common Stock

Payment for shares in the subscription and community offerings may be made only by personal check, bank check or money order. Payment may not be made by wire transfer of funds.

The ESOP will not be required to pay for the shares subscribed for at the time it subscribes. Instead, the ESOP may pay for the shares of common stock for which it subscribes upon completion of the conversion offering, provided that there is a valid loan commitment in force at the time of its subscription. The loan commitment may be from an unrelated financial institution or from Eastern Holdings to lend to the ESOP, at the completion of the conversion offering, the aggregate purchase price of the shares for which the ESOP subscribed.

Certificates representing shares of common stock purchased will be mailed to purchasers at the address appearing on properly completed order forms, as soon as practicable following consummation of the conversion offering. Any certificates returned as undeliverable will be dispensed with in accordance with applicable law.

Restrictions on Transfer of Subscription Rights and Shares

You may not transfer or enter into any agreement or understanding to transfer the legal or beneficial ownership of your subscription rights issued under the plan of conversion or the shares of common stock to be issued upon their exercise. You may exercise your subscription rights only for your own account. If you exercise your subscription rights, you will be required to certify that you are purchasing shares solely for your own account and that you have no agreement or understanding regarding the sale or transfer of such shares.

Educators and Eastern Holdings will pursue any and all legal and equitable remedies in the event they become aware of the transfer of subscription rights and will not honor orders known by them to involve the transfer of such rights.

Marketing Arrangements

Offering materials for the offering have been distributed to certain persons by mail, with additional copies made available through Educators’ stock information center and Keefe, Bruyette & Woods, Inc. All prospective purchasers are to send payment directly to Eastern Holdings, where such funds will be held in a segregated account at a local financial institution and not released until the offering is completed or terminated.

To assist in the marketing of our common stock, Educators and Eastern Holdings have retained Keefe, Bruyette & Woods, Inc., which is a broker-dealer registered with the NASD. Keefe, Bruyette & Woods, Inc. will assist Educators and Eastern Holdings in the offering as follows: (a) in training and educating Educators’ employees regarding the mechanics and regulatory requirements of the offering; (b) in conducting informational meetings for employees, customers and the general public; (c) in coordinating the selling efforts in Educators’ local communities; and (d) in soliciting orders for Eastern Holdings common stock. For these services, including any expenses incurred in connection therewith, Keefe, Bruyette & Woods, Inc. will receive a management fee of $50,000 and a success fee of 1.5% of the aggregate dollar amount of the common stock sold in the conversion offering, excluding shares sold to the ESOP and to officers, employees and directors of Educators or EHC, and members of their households. The success fee will be reduced by the management fee. In addition, Educators engaged Keefe, Bruyette & Woods, Inc. as its financial advisor in connection with the merger and sought and received a fairness opinion from Keefe, Bruyette & Woods, Inc. Educators has paid Keefe, Bruyette & Woods, Inc. a fee of $250,000 for its advisory services and the delivery of the fairness opinion.

The following table sets forth commissions payable to Keefe, Bruyette & Woods, Inc. at the minimum and the maximum number of shares sold in the offering, assuming that the ESOP purchases 10% of the shares sold in the conversion offering and officers and directors of Educators and EHC and members of their household purchase a total of 358,750 shares in the conversion offering:

	5,525,000 shares		8,305,556 shares
Underwriter’s commission	$692,063	(1)	$1,067,438	(1)

(1)	Does not include the $250,000 fee paid to Keefe, Bruyette & Woods, Inc. for its advisory services and the delivery of its fairness opinion. The $50,000 management fee will be credited against any commissions payable to Keefe, Bruyette & Woods, Inc. No commission will be paid on purchases by the ESOP or by officers and directors of Educators and EHC and members of their households.

Educators and Eastern Holdings also will reimburse Keefe, Bruyette & Woods, Inc. for its reasonable out of pocket expenses, including legal fees and expenses. Eastern Holdings and Educators have agreed to indemnify Keefe, Bruyette & Woods, Inc. against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in this prospectus, including liabilities under the Securities Act of 1933.

Educators’ directors and executive officers may participate in the solicitation of offers to purchase common stock through telephone solicitation or by way of informational meetings or personal meetings with persons interested in investing in Eastern Holdings common stock. Educators’ executive officers may also respond to questions from prospective purchasers of shares of Eastern Holdings in the conversion offering. Other trained employees may participate in the offering in ministerial capacities by providing clerical work in effecting a sales transaction or by answering questions of a ministerial nature. Other questions of prospective purchasers will be directed to executive officers or registered representatives of Keefe, Bruyette & Woods, Inc. Educators and Eastern Holdings will rely on Rule 3a4-1 of the Securities Exchange Act of 1934, as amended, so as to permit officers, directors and employees to participate in the sale of our common stock. No officer, director, or employee will be compensated for his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in our common stock.

All shares of common stock not purchased in the subscription and community offerings, if any, may be offered for sale to the general public in a syndicated community offering through a syndicate of registered broker-dealers to be formed and managed by Keefe, Bruyette & Woods, Inc. Eastern Holdings expects to market any shares of common stock which remain unsubscribed after the subscription and community offerings through a syndicated community offering. Eastern Holdings has the right to reject orders in whole or part in its sole discretion in the syndicated community offering. Neither Keefe, Bruyette & Woods, Inc. nor any registered broker-dealer shall have any obligation to take or purchase any shares of common stock in the syndicated community offering; however, in the event Keefe, Bruyette & Woods, Inc. agrees to participate in a syndicated community offering, it will use its best efforts in the sale of shares of common stock in the syndicated community offering.

The price at which shares of common stock are sold in the syndicated community offering will be the same price as in the subscription and community offerings. Subject to the overall purchase limitations, no person by himself or herself may subscribe for or purchase more than 100,000 shares of common stock.

Keefe, Bruyette & Woods, Inc. may enter into agreements with selected dealers to assist in the sale of the shares of common stock in the syndicated community offering. No orders may be placed or filled by or for a selected dealer during the subscription offering. After the close of the subscription offering, Keefe, Bruyette & Woods, Inc. will instruct selected dealers as to the number of shares of common stock to be allocated to each selected dealer. Only after the close of the subscription offering and upon allocation of shares to selected dealers may selected dealers take orders from their customers. During the subscription and community offerings, selected dealers may only solicit indications of interest from their customers to place orders with Eastern Holdings as of a certain order date for the purchase of shares of common stock. When and if Eastern Holdings, in consultation with Keefe, Bruyette & Woods, Inc., believes that enough indications of interest and orders have not been received in the subscription and community offerings to consummate the conversion offering, it will instruct Keefe, Bruyette & Woods, Inc. to request, as of the order date, selected dealers to submit orders to purchase shares for which they have previously received indications of interest from their customers. Selected dealers will send confirmations of the orders to customers on the next business day after the order date. Selected dealers will debit the accounts of their customers on the settlement date, which date will be three business days from the order date. Customers who authorize selected dealers to debit their brokerage accounts are required to have the funds for payment in their account on but not before the settlement date. On the settlement date, selected dealers will remit funds to the account established by Eastern Holdings for each selected dealer. Funds will be promptly returned, without interest, in the event the offering is not completed as described above.

The syndicated community offering will terminate no more than 45 days following the subscription expiration date, unless extended by Eastern Holdings.

DESCRIPTION OF EASTERN HOLDINGS CAPITAL STOCK

General

The following description of our capital stock and related matters is qualified by reference to our articles of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus is a part, and which have been filed with the Commission.

Eastern Holdings’ articles of incorporation provide for the authority to issue up to 20,000,000 shares of common stock and 5,000,000 shares of preferred stock. Eastern Holdings currently expects to issue up to 8,305,556 shares of common stock in the conversion offering and approximately 3,300,711 shares in the merger. Each share of Eastern Holdings common stock will have the same relative rights as, and will be identical in all respects with, each other share of Eastern Holdings common stock.

Common Stock

Dividends. Eastern Holdings can pay dividends if, as and when declared by its board of directors, subject to compliance with limitations that are imposed by applicable law. See “Dividends.” The holders of Eastern Holdings common stock will be entitled to receive such dividends as may be declared by Eastern Holdings’ board of directors out of funds legally available for the payment of dividends. If Eastern Holdings issues preferred stock, the holders of such preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. Upon completion of the conversion, the holders of Eastern Holdings common stock will possess exclusive voting rights in Eastern Holdings. They will elect Eastern Holdings’ board of directors and act on such other matters as are required to be presented to them under Pennsylvania law or Eastern Holdings’ articles of incorporation or as are otherwise presented to them by the board of directors. Except as discussed in “– Restrictions on Acquisitions of Eastern Holdings and Related Anti-Takeover Provisions – Limitations on Acquisitions of Voting Stock and Voting Rights,” each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If Eastern Holdings issues preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation. In the event of any liquidation, dissolution or winding up of Eastern Holdings, the holders of the then-outstanding shares of Eastern Holdings common stock would be entitled to receive, after payment or provision for payment of all of its debts and liabilities, all of Eastern Holdings’ assets available for distribution. If preferred stock is issued, the holders may have a priority over the holders of Eastern Holdings common stock in the event of liquidation or dissolution.

Preemptive Rights. Holders of Eastern Holdings common stock will not be entitled to preemptive rights with respect to any shares that may be issued in the future. Eastern Holdings common stock is not subject to redemption.

Preferred Stock

None of the shares of Eastern Holdings’ authorized preferred stock will be issued in the conversion. Such stock may be issued with such preferences and designations as the board of directors may from time to time determine. The board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of Eastern Holdings common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Restrictions on Acquisition of Eastern Holdings and Related Anti-Takeover Provisions

Certain provisions of Eastern Holdings’ articles of incorporation and bylaws and certain provisions of Pennsylvania law that deal with matters of corporate governance and rights of shareholders might be deemed to have a potential anti-takeover effect. Provisions in Eastern Holdings’ articles of incorporation and bylaws provide, among other things:

•	that Eastern Holdings’ board of directors shall be divided into three classes with only one class of its directors standing for reelection each year;

•	that special meetings of shareholders may only be called by Eastern Holdings’ board of directors;

•	that shareholders generally must provide Eastern Holdings advance notice of shareholder proposals and nominations for director and provide certain specified related information in the proposal;

•	that shareholders may not act by unanimous written consent;

•	that any merger or similar transaction be approved by a super-majority vote (66-2/3%) of shareholders entitled to vote unless, during the first three years following the conversion, it has previously been approved by at least two-thirds of our directors, and thereafter it has been previously approved by a majority of our directors;

•	that for a period of three years following the conversion offering no person may vote more than 10% of the issued and outstanding shares of any class of our capital stock if such shares were acquired after the conversion offering unless certain conditions are applicable; and

•	the board of directors shall have the authority to issue shares of authorized but unissued common stock and preferred stock and to establish the terms of any one or more series of preferred stock, including voting rights.

Provisions of the Pennsylvania Business Corporation Law, which is referred to as the PBCL in this document, applicable to us provide, among other things, that

•	we may not engage in a business combination with an “interested shareholder,” generally a holder of 20% of a corporation’s voting stock, except under certain specified circumstances;

•	holders of common stock may object to a “control transaction” involving Eastern Holdings, generally the acquisition by a person or group of persons acting in concert of at least 20% of the outstanding voting stock of a corporation, and demand that they be paid a cash payment for the “fair value” of their shares from the “controlling person or group;” and

•	any “profit,” as defined, realized by any person or group who is or was a “controlling person or group” with respect to Eastern Holdings from the disposition of any of Eastern Holdings’ equity securities to any person shall belong to and be recoverable by Eastern Holdings when the profit is realized in a specified manner.

Pennsylvania-chartered corporations may exempt themselves from these anti-takeover provisions. Eastern Holdings’ articles of incorporation do not provide for exemption from the applicability of these provisions.

The provisions noted above as well as others discussed below may have the effect of discouraging a future takeover attempt that is not approved by Eastern Holdings’ board of directors but which individual shareholders may consider to be in their best interests or in which shareholders may receive a substantial premium for their shares over the then current market price. As a result, shareholders who might wish to participate in such a transaction may not have an opportunity to do so. The provisions may also render the removal of Eastern Holdings’ board of directors or management more difficult. Furthermore, such provisions could result in Eastern Holdings being deemed less attractive to a potential acquiror and/or could result in Eastern Holdings’ shareholders receiving a lesser amount of consideration for their shares of Eastern Holdings common stock than otherwise could have been available either in the market generally and/or in a takeover.

A more detailed discussion of these and other provisions of Eastern Holdings’ articles of incorporation and bylaws and the PBCL is set forth below.

Board of Directors. Eastern Holdings’ articles of incorporation and bylaws require the board of directors to be divided into three classes as nearly equal in number as possible and that the members of each class will be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually. Holders of Eastern Holdings common stock will not have cumulative voting rights in the election of directors.

Under Eastern Holdings’ articles of incorporation, any vacancy occurring in its board of directors, including any vacancy created by reason of an increase in the number of directors, may be filled by a majority vote of the remaining directors, whether or not a quorum is present, or by a sole remaining director. Any director so chosen shall hold office for the remainder of the term to which the director has been elected and until his or her successor is elected and qualified.

Eastern Holdings’ articles of incorporation provide that any director may be removed by shareholders only upon the vote of the holders of not less than a majority of the total votes eligible to be cast by shareholders.

Consideration of Interests. The PBCL and our articles of incorporation provide that in discharging the duties of their respective positions, including in the context of evaluating an offer to acquire Eastern Holdings, the board of directors, committees of the board and individual directors may, in considering Eastern Holdings’ best interests, consider the following:

•	the effects of any action upon Eastern Holdings’ employees, suppliers and customers;

•	the effects of the action upon communities in which offices or other establishments of the corporation are located; and

•	any other factors Eastern Holdings may consider important.

Limitations on Liability. Our bylaws provide that a director shall not be personally liable for monetary damages for any action taken or any failure to take action to the fullest extent permitted by the PBCL. Section 1713 of the PBCL currently provides that directors, but not officers, of corporations that have adopted such a provision will not be so liable, unless:

•	the director has breached or failed to perform the duties of his office in accordance with the PBCL; and

•	the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

This provision would absolve directors of personal liability for monetary damages for negligence in the performance of their duties, including gross negligence. It would not permit a director to be exculpated, however, for liability for actions involving conflicts of interest or breaches of the traditional “duty of loyalty” to Eastern Holdings and its shareholders, and it would not affect the availability of injunctive or other equitable relief as a remedy.

The provision limiting the personal liability of Eastern Holdings’ directors does not eliminate or alter the duty of Eastern Holdings’ directors; it merely limits personal liability for monetary damages to the extent permitted by the PBCL. Moreover, it applies only to claims against a director arising out of his role as a director; it currently does not apply to claims arising out of his role as an officer, if he is also an officer, or arising out of any other capacity in which he serves because the PBCL does not authorize such a limitation of liability. Such limitation also does not apply to the responsibility or liability of a director pursuant to any criminal statute, or the liability of a director for the payment of taxes pursuant to federal, state or local law.

The provision in Eastern Holdings’ bylaws that limits the personal liability of directors is designed to ensure that the ability of Eastern Holdings’ directors to exercise their best business judgment in managing Eastern Holdings’ affairs is not unreasonably impeded by exposure to the potentially high personal costs or other uncertainties of litigation. The nature of the tasks and responsibilities undertaken by directors of publicly-held corporations often require such persons to make difficult judgments of great importance that can expose such persons to personal liability, but from which they will acquire no personal benefit. In recent years, litigation against publicly-held corporations and their directors and officers challenging good faith business judgments and involving no allegations of personal wrongdoing has become common. Such litigation regularly involves damage claims in amounts that bear no relationship to the amount of compensation received by the directors or officers, particularly in the case of directors who are not employees of the corporation. The expense of such litigation, whether it is well-founded or not, can be enormous. The provision of Eastern Holdings’ bylaws relating to director liability is intended to reduce, in appropriate cases, the risk incident to serving as a director and to enable Eastern Holdings to elect and retain the persons most qualified to serve as directors.

Indemnification of Directors, Officers, Employees and Agents. Eastern Holdings’ bylaws provide that Eastern Holdings shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Eastern Holdings, or is or was serving, at the request of Eastern Holdings, as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, (including attorney’s fees), amounts paid in settlement, judgments and fines actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding; provided, however, that no indemnification shall be made in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness. Unless otherwise ordered by a court, any indemnification shall be made by Eastern Holdings only as authorized in the specific case upon a determination that indemnification is proper in the circumstance because such person has met the applicable standard of conduct set forth in the bylaws. Expenses, including attorney’s fees, incurred in defending any action or proceeding shall be paid by Eastern Holdings in advance of the final disposition of the action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined that he is not entitled to be indemnified by Eastern Holdings.

Special Meetings of Shareholders. Eastern Holdings’ articles of incorporation contain a provision pursuant to which, except as otherwise provided by law, special meetings of its shareholders may be called only by its board of directors pursuant to a resolution approved by a majority of the directors then in office.

Shareholder Nominations and Proposals. Eastern Holdings’ bylaws provide that all nominations for election to the board of directors, other than those made by the board or a committee of the board, shall be made by a shareholder who has complied with the notice provisions in the bylaws. Nominations, other than those made by or on behalf of the board of Eastern Holdings, or an appropriate committee thereof, must be made in writing and sent to the Chairman of the Board not less than 90 days nor more than 120 days prior to any meeting of shareholders called for the election of directors. Each notice of nomination made by a shareholder must contain (i) the name, age, business address and, if known, residence address of each nominee proposed in such notice, (ii) the principal occupation or employment of each such nominee, and (iii) the number of shares of capital stock of Eastern Holdings that are beneficially owned by each such nominee. The bylaws also provide that all nominees for election as director must own at least 1,000 shares of Eastern Holdings common stock and must undergo a background check. In addition, the bylaws also provide that no person may be elected or appointed as a director if, at the time of such action, such person is 75 years of age or older.

Eastern Holdings’ bylaws also provide that only such business as shall have been properly brought before an annual meeting of shareholders shall be conducted at the annual meeting. Matters proposed for the annual meeting agenda by shareholders entitled to vote for the election of directors shall be made by notice in writing and sent to the Secretary of Eastern Holdings not less than 90 nor more than 150 days prior to any annual meeting of shareholders, provided that if less than 21 days notice of the meeting is given to shareholders, a shareholder’s written notice of a proposed matter must be sent to the corporate secretary no later than the close of business on the seventh day after the day that the notice of the meeting was mailed to shareholders. Each notice given by a shareholder must set forth a brief description of the business desired to be brought before the annual meeting. The board of directors may reject any shareholder proposal not made in accordance with the bylaws. The presiding officer of an annual meeting may, if the facts warrant, determine and declare that business was not properly brought before the meeting in accordance with Eastern Holdings’ bylaws, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

The procedures regarding shareholder proposals and nominations are intended to provide Eastern Holdings’ board of directors with the information deemed necessary to evaluate a shareholder proposal or nomination and other relevant information, such as existing shareholder support, as well as the time necessary to consider and evaluate such information in advance of the applicable meeting. The proposed procedures, however, will give incumbent directors advance notice of a business proposal or nomination. This may make it easier for the incumbent directors to defeat a shareholder proposal or nomination, even when certain shareholders view such proposal or nomination as in the best interests of Eastern Holdings or its shareholders.

Shareholder Action Without a Meeting. Eastern Holdings’ articles of incorporation provide that shareholders may not take action by unanimous written consent. This may have the effect of delaying any attempt to acquire control of Eastern Holdings by requiring that any action by shareholders be taken at a duly called meeting of shareholders.

Limitations on Acquisitions of Voting Stock and Voting Rights. Eastern Holdings’ articles of incorporation provide that no person may acquire voting control of the company for a period of three years from the effective date of the conversion. Voting control means the power to vote, direct the voting of, or dispose or direct the disposition of more than 10% of the company’s issued and outstanding shares of common stock; provided that (i) the board of directors of the company by reason of solicitation, holding and voting proxies for more than 10% of the voting shares of the company, (ii) a Tax-Qualified Employee Stock Benefit Plan that holds more than 10% of the voting shares of the company, (iii) any trustee, member of any administrative committee or employee beneficiary of a Tax-Qualified Employee Stock Benefit Plan that holds more than 10% of the voting shares of the company either (A) as a result of their control of a Tax-Qualified Employee Benefit Plan, and/or their beneficial interest in voting shares held by a Tax-Qualified Employee Benefit Plan, or (B) as a result of the aggregation of both their beneficial interest in voting shares held by a Tax-Qualified Employee Benefit Plan and voting shares held by such trustee, administrative committee member or employee beneficiary independent of a Tax-Qualified Employee Benefit Plan, and (iv) any trustee that holds more than 10% of the voting shares of the company and that is a direct or indirect subsidiary of the company, in each case, shall not be deemed to have voting control. In addition, the restriction specifically does not apply to (i) shares held in a Tax-Qualified Employee Benefit Plan; (ii) shares acquired with advance written consent of the board of directors; (iii) proxies solicited by the board of directors; or (iv) the purchase of securities by underwriters in connection with a public offering.

In the event that shares are acquired in violation of this restriction, all shares beneficially owned by any person in excess of 10% will not be counted as shares entitled to vote and thereafter may not be voted by any person or counted as voting shares in connection with any matters submitted to shareholders for a vote.

Mergers, Consolidations and Sales of Assets. For a merger, consolidation, sale of assets or other similar transaction to occur, the PBCL generally requires the approval of the board of directors and the affirmative vote of the holders of a majority of the votes cast by all shareholders entitled to vote thereon. Eastern Holdings’ articles of incorporation provide that any merger, consolidation, share exchange, sale of assets, division or voluntary dissolution shall require approval of 66 2/3% of the eligible voting shares unless the transaction has been previously approved by, during the first three years after the conversion, at least two-thirds of its board of directors, and thereafter by a majority of the board of directors. In addition, if any class or series of shares is entitled to vote thereon as a class, the PBCL requires the affirmative vote of a majority of the votes cast in each class for any plan of merger or consolidation. The PBCL also provides that unless otherwise required by a corporation’s governing instruments, a plan of merger or consolidation shall not require the approval of the shareholders if:

•	whether or not the “constituent” corporation, in this case, Eastern Holdings, is the surviving corporation (a) the surviving or new corporation is a Pennsylvania business corporation and the articles of the surviving or new corporation are identical to the articles of the constituent corporation, except for specified changes which may be adopted by a board of directors without shareholder action, (b) each share of the constituent corporation outstanding immediately prior to the effective date of the merger or consolidation is to continue as or to be converted into, except as may be otherwise agreed by the holder thereof, an identical share of the surviving or new corporation after the effective date of the merger or consolidation, and (c) the plan provides that the shareholders of the constituent corporation are to hold in the aggregate shares of the surviving or new corporation to be outstanding immediately after the effectiveness of the plan entitled to cast at least a majority of the votes entitled to be cast generally for the election of directors;

•	immediately prior to adoption of the plan and at all times prior to its effective date, another corporation that is a party to the merger or consolidation owns directly or indirectly 80% or more of the outstanding shares of each class of the constituent corporation; or

•	no shares of the constituent corporation have been issued prior to the adoption of the plan of merger or consolidation by the board of directors.

As holder of all of the outstanding Educators common stock after consummation of the conversion, Eastern Holdings generally will be able to authorize a merger, consolidation or other business combination involving Educators without the approval of Eastern Holdings’ shareholders.

Business Combinations with Interested Shareholders. Under the PBCL, a registered corporation may not engage in a business combination with an interested shareholder except for certain types of business combinations as enumerated under Pennsylvania law. The PBCL defines a “business combination” generally to include, with respect to a corporation, certain sales, purchases, exchanges, leases, mortgages, pledges, transfers or other dispositions of assets, mergers or consolidations, certain issuances or reclassifications of securities, liquidations or dissolutions or certain loans, guarantees or other financial assistance, pursuant to an agreement or understanding between such corporation or any subsidiaries, on the one hand, and an interested shareholder or an “affiliate” or “associate” thereof, on the other hand. An “interested shareholder” is defined generally to include any individual, partnership, association or corporation that is the beneficial owner, as defined, of at least 20% of the outstanding voting stock of the corporation or that is an affiliate or associate of such corporation and at any time within the five-year period prior to the date in question was the beneficial owner of at least 20% of the outstanding voting stock.

Control Transactions. The PBCL includes provisions that allow holders of voting shares of a registered corporation that becomes the subject of a “control transaction” to object to such transaction and demand that they be paid a cash payment for the “fair value” of their shares from the “controlling person or group.” A “control transaction” for purposes of these provisions means the acquisition by a person or group of persons acting in concert of at least 20% of the outstanding voting stock of the registered corporation. “Fair value” for purposes of these provisions means an amount not less than the highest price per share paid by the controlling person or group at any time during the 90-day period ending on and including the date of the control transaction, plus an increment representing any value, including without limitation any proportion of any value payable for acquisition of control of the corporation, that may not be reflected in such price.

Disgorgement by Certain Controlling Shareholders. The PBCL includes provisions that generally provide that any “profit” realized by any person or group who is or was a “controlling person or group” with respect to a registered corporation from the disposition of any equity security of the corporation to any person shall belong to and be recoverable by the corporation where the profit is realized by such person or group: (1) from the disposition of the equity security within 18 months after the person or group attained the status of a controlling person or group; and (2) the equity security had been acquired by the controlling person or group within 24 months prior to or 18 months subsequent to the attaining by the person or group of the status of a controlling person or group.

A “controlling person or group” for purposes of these provisions of the PBCL is defined to mean (1) a person or group who has acquired, offered to acquire or, directly or indirectly, publicly disclosed or caused to be disclosed the intention of acquiring voting power over voting shares of a registered corporation that would entitle the holder thereof to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation or (2) a person or group who has otherwise, directly or indirectly, publicly disclosed or caused to be disclosed that it may seek to acquire control of a corporation through any means. The definition of “controlling person or group” also includes terms that are designed to facilitate a corporation’s determination of the existence of a group and members of a controlling group.

The PBCL excludes certain persons and holders from the definition of a controlling person or group, absent “significant other activities” indicating that a person or group should be deemed a controlling person or group. The PBCL similarly provides that, absent a person or group’s direct or indirect disclosure or causing to be disclosed that it may seek to acquire control of the corporation through any means, a person or group will not be deemed to be a controlling person or group if such person or group holds voting power, among other ways, as a result of the solicitation of proxies or consents if such proxies or consents are (a) given without consideration in response to a solicitation pursuant to the Securities Exchange Act of 1934 and the regulations thereunder and (b) do not empower the holder thereof to vote such shares except on the specific matters described in such proxy or consent and in accordance with the instructions of the giver of such proxy or consent. The disgorgement provisions of the PBCL applicable to registered corporations also do not apply to certain specified transfers of equity securities, including certain acquisitions and dispositions that are approved by a majority vote of both the board of directors and shareholders of the corporation in the prescribed manner.

Actions to recover any profit due to a registered corporation under the disgorgement provisions of the PBCL may be commenced by the corporation in any court of competent jurisdiction within two years from the date any recoverable profit was realized. Such an action also may be commenced by a shareholder on behalf of the corporation if the corporation refuses to bring the action within 60 days after written request by a shareholder or if the corporation fails to prosecute the action diligently. Although any recovery of profits would be due the corporation, the shareholder would be entitled to reimbursement of all costs incurred in connection with the bringing of any such action in the event that such action results in a judgment recovering profits for the corporation.

Control-Share Acquisitions. The PBCL includes provisions that generally require that shareholders of a registered corporation approve a “control-share acquisition,” as defined therein. Control-share acquisitions occur whenever a person or group acquires shares that exceed one of the following thresholds of ownership: 20%; 33 1/3%; and 50% or more. Upon crossing each such threshold of ownership, the shares in excess of the threshold may not be voted until a majority of the shareholders vote to restore the voting rights of the shares in excess of the threshold in a vote of (i) all “disinterested” shares of the corporation (i.e., excluding the person who acquired control shares and his or her affiliates) and (ii) all voting shares of the corporation.

In addition, the corporation may redeem all control shares from the acquiring person at the average of the high and low sales price of shares of the same class and series as such prices are specified on a national securities exchange, quotation system or similar listing service on the date the corporation provides notice to the acquiring person of such redemption: (i) any time within 24 months after the consummation of the control-share acquisition if the acquiring person does not, within 30 days after consummation, properly request a shareholder vote to restore voting power; and (ii) at any time within 24 months after the issue of voting rights is voted on by the shareholders and they are not accorded or they are accorded and subsequently lapse.

Amendment of Governing Instruments. Eastern Holdings’ articles of incorporation generally provide that Articles Seventh, Eighth and Eleventh through Fifteenth, inclusive, may not be repealed, altered or amended unless approved by either (a) the affirmative vote of shareholders entitled to cast at least 80% of the votes that all shareholders are then entitled to cast or (b) the affirmative vote of 80% of the members of the board and the affirmative vote of shareholders entitled to cast at least a majority of the votes that all shareholders are then entitled to cast. All other Articles may be amended if recommended by the board of directors and approved by a vote of the holders of a majority of the votes cast.

Eastern Holdings’ bylaws may be amended by the majority vote of the full board of directors at a regular or special meeting of the board of directors or by a vote of 66 2/3% of the shares entitled to vote generally in an election of directors, provided, however, that any amendment to Article Sixth of the bylaws, relating to limitations on directors’ liabilities and indemnification of directors and officers, to increase the exposure to liability for directors or to decrease the indemnification of directors and officers requires the affirmative vote of 66 2/3% of the entire board of directors or the affirmative vote of shareholders of Eastern Holdings entitled to cast at least 80% of the votes which all shareholders are entitled to cast.

Authorized Capital Stock. Eastern Holdings authorized capital stock consists of 20,000,000 shares of common stock and 5,000,000 shares of preferred stock. The number of Eastern Holdings’ authorized shares of stock is greater than what it will issue in the conversion. This will provide its board of directors with greater flexibility to effect, among other things, financings, acquisitions, stock dividends, stock splits and employee stock options.

Issuance of Capital Stock to Directors, Officers and Controlling Persons. Eastern Holdings’ articles of incorporation do not contain restrictions on the issuance of shares of capital stock to its directors, officers or controlling persons. Thus, Eastern Holdings could adopt stock-related compensation plans such as stock option plans without shareholder approval and shares of Eastern Holdings capital stock could be issued directly to directors or officers without shareholder approval. The Marketplace Rules of the NASD, however, generally require corporations like Eastern Holdings with securities that will be quoted on the Nasdaq National Market to obtain shareholder approval of most stock compensation plans for directors, officers and key employees of the corporation. Moreover, although generally not required, shareholder approval of stock-related compensation plans may be sought in certain instances in order to qualify such plans for favorable federal income tax law treatment under current laws and regulations. Eastern Holdings plans to submit the proposed stock option plan and stock compensation plan discussed herein to its shareholders for their approval.

The foregoing provisions of Eastern Holdings’ articles of incorporation and bylaws and Pennsylvania law could have the effect of discouraging an acquisition of Eastern Holdings or stock purchases in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions that might otherwise have a favorable effect on the price of our common stock.

In addition, certain provisions expected to be included in the proposed stock compensation plan, which will not be implemented prior to the receipt of shareholder approval, provide for accelerated benefits to participants in the event of a change in control of Eastern Holdings. See “Management – New Stock Benefit Plans.” In addition, certain employment agreements to which Eastern Holdings is a party provide for specified benefits in the event of a change in control. See “Management – Agreements with Executive Officers.” The foregoing provisions and limitations may make it more costly for companies or persons to acquire control of Eastern Holdings.

The board of directors of Eastern Holdings believes that the provisions described above are prudent and will reduce vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by its board of directors. Eastern Holdings’ board of directors believes that these provisions are in the best interests of Eastern Holdings and its future shareholders. In the board of directors’ judgment, Eastern Holdings’ board of directors is in the best position to determine Eastern Holdings’ true value and to negotiate more effectively for what may be in the best interests of its shareholders. Accordingly, the board of directors believes that it is in Eastern Holdings’ best interests and the best interests of its future shareholders to encourage potential acquirors to negotiate directly with the board of directors and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the board of directors’ view that these provisions should not discourage persons from proposing an acquisition or other transaction at prices reflective of Eastern Holdings’ true value and where the transaction is in the best interests of all shareholders.

Regulatory Restrictions on Acquisition of Eastern Holdings Capital Stock

Under Pennsylvania law no person or group may acquire or offer to acquire 10% or more of the outstanding capital stock of Eastern Holdings without the prior approval of the Department. See “Regulation – Regulation of Eastern Holdings.”

In addition to the foregoing, Pennsylvania law prohibits any person, prior to the completion of the conversion, from offering, or making an announcement of an intent to make an offer, to purchase subscription rights or common stock.

Transfer Agent and Registrar

The transfer agent for Eastern Holdings common stock is American Stock Transfer & Trust.

LEGAL MATTERS

Certain legal matters will be passed upon for Eastern Holdings and Educators by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania, counsel to Eastern Holdings and Educators. Certain legal matters will be passed upon for EHC and Eastern Holdings by Stevens & Lee, Valley Forge and Lancaster, Pennsylvania, counsel to EHC and Eastern Holdings. Certain legal matters will be passed upon for Keefe, Bruyette & Woods, Inc. by Lord, Bissell & Brook LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements of Educators as of December 31, 2004, and 2003, and for each of the years in the three-year period ended December 31, 2004, have been included herein in reliance upon the report of Beard Miller Company LLP, an independent registered public accounting firm, appearing elsewhere herein and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of EHC as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been included herein in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, appearing elsewhere herein and upon the authority of such firm as experts in accounting and auditing.

Feldman Financial Advisors, Inc. has consented to the publication in this document of the summary of its report to Educators setting forth its opinion as to the estimated pro forma market value of our common stock to be outstanding upon completion of the conversion and its opinion with respect to subscription rights.

ADDITIONAL INFORMATION

Eastern Holdings has filed with the SEC a Registration Statement on Form S-1 under the Securities Act of 1933 with respect to the shares of its common stock offered in this document. As permitted by the rules and regulations of the SEC, this prospectus does not contain all the information set forth in the Registration Statement. Such information can be examined without charge at the public reference facilities of the SEC located at 100 F Street, N.E., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. The public may obtain more information on the operations of the public reference room by calling 1-800-SEC-0330. The registration statement also is available through the SEC’s world wide web site on the internet at http://www.sec.gov. The statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are, of necessity, brief descriptions thereof and are not necessarily complete.

Educators has filed an application for conversion with the Department with respect to the conversion. Eastern Holdings has also filed an application with the Department for approval to acquire EHC. This prospectus omits certain information contained in those applications. The applications may be examined at the principal office of the Department at 1326, Strawberry Square, Harrisburg, Pennsylvania 17120.

In connection with the conversion, Eastern Holdings will register its common stock with the Commission under Section 12(g) of the Securities Exchange Act of 1934, and, upon such registration, Eastern Holdings and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% shareholders, the annual and periodic reporting requirements and certain other requirements of the Securities Exchange Act of 1934.

GLOSSARY OF SELECTED INSURANCE TERMS

Accident year	The annual calendar accounting period in which loss events occurred, regardless of when the losses are actually reported, booked or paid.

Assumed reinsurance	Insurance risks acquired from a ceding company.

Capacity	The percentage of surplus, or the dollar amount of exposure, that an insurer or reinsurer is willing or able to place at risk. Capacity may apply to a single risk, a program, a line of business or an entire book of business. Capacity may be constrained by legal restrictions, corporate restrictions or indirect restrictions.

Casualty insurance	Insurance which is primarily concerned with the losses caused by injuries to third persons, i.e., not the insured, and the legal liability imposed on the insured resulting therefrom. It includes, but is not limited to, employers’ liability, workers’ compensation, public liability, automobile liability, personal liability and aviation liability insurance. It excludes certain types of losses that by law or custom are considered as being exclusively within the scope of other types of insurance, such as fire or marine.

Catastrophe	A severe loss, usually involving risks such as fire, earthquake, windstorm, explosion and other similar events.

Cede; ceding company	When an insurer reinsures its liability with another insurer or a “cession,” it “cedes” business and is referred to as the “ceding company.”

Claim	Request by an insured for indemnification by an insurance company for loss incurred from an insured peril.

Combined ratio	The sum of the loss and LAE ratio, the underwriting expense ratio and, where applicable, the ratio of dividends to policyholders to net premiums earned. A combined ratio under 100% generally indicates an underwriting profit. A combined ratio over 100% generally indicates an underwriting loss.

Deductible	The amount of loss that an insured retains.

Deferred acquisition costs	Primarily commissions and premium taxes, which vary with and are primarily related to the production of new business, are deferred and amortized to achieve a matching of revenues and expenses when reported in financial statements prepared in accordance with GAAP.

Direct premiums written	The amounts charged by an insurer to insureds in exchange for coverages provided in accordance with the terms of an insurance contract. It excludes the impact of all reinsurance premiums, either assumed or ceded.

Earned premiums or premiums earned	That portion of property casualty premiums written that applies to the expired portion of the policy term. Earned premiums are recognized as revenues under both SAP and GAAP.

Excess of loss reinsurance	Reinsurance that indemnifies the reinsured against all or a specified portion of losses over a specified dollar amount or “retention.”

Expense ratio	See “Underwriting expense ratio.”

Facultative reinsurance	The reinsurance of all or a portion of the insurance provided by a single policy. Each policy reinsured is separately negotiated.

GAAP and SAP	“GAAP” means United States generally accepted accounting principles and “SAP” means statutory accounting practices prescribed or permitted by state insurance regulators. Results presented in accordance with GAAP vary in certain respects from results presented in accordance with SAP. Prescribed SAP includes state laws, regulations and general administrative rules, as well as a variety of NAIC publications. Educators and EHC’s domestic insurance subsidiaries use SAP to prepare various financial reports for use by insurance regulators.

Gross premiums written	The amounts charged by an insurer to insureds in exchange for coverages provided in accordance with the terms of an insurance contract. It excludes the impact of all ceded reinsurance premiums, but includes the impact of all assumed reinsurance premiums.

Guaranty fund	State-regulated mechanism which is financed by assessing insurers doing business in those states. Should insolvencies occur, these funds are available to meet some or all of the insolvent insurer’s obligations to policyholders.

Incurred but not reported (“IBNR”) reserves	Reserves for estimated losses and LAE that have been incurred but not yet reported to the insurer.

IRIS ratios	Financial ratios calculated by the NAIC to assist state insurance departments in monitoring the financial condition of insurance companies.

Loss	An occurrence that is the basis for submission and/or payment of a claim. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.

Loss and adjustment expenses (“LAE”)	The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs.

Loss ratio	For SAP it is the ratio of incurred losses and loss adjustment expenses to net earned premiums. For GAAP it is the ratio of incurred losses and loss adjustment expenses reduced by an allocation of fee income to net earned premiums.

Loss reserves	Liabilities established by insurers and reinsurers to reflect the estimated cost of claims incurred that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and for LAE, and consist of case reserves and IBNR reserves. As the term is used in this document, “loss reserves” is meant to include reserves for both losses and for LAE.

Losses incurred	The total losses sustained by an insurance company under a policy or policies, whether paid or unpaid. Incurred losses include a provision for IBNR.

National Association of Insurance Commissioners (“NAIC”)	An organization of the insurance commissioners or directors of all 50 states and the District of Columbia organized to promote consistency of regulatory practice and statutory accounting standards throughout the United States.

Net premiums written	Direct premiums written plus assumed reinsurance premiums less premiums ceded to reinsurers.

Pool	An organization of insurers or reinsurers through which particular types of risks are underwritten with premiums, losses and expenses being shared in agreed-upon percentages.

Premiums	The amount charged during the year on policies and contracts issued, renewed or reinsured by an insurance company.

Producer	Both independent insurance agents and independent insurance brokers that sell, solicit or negotiate contracts of insurance on behalf of insurers or insureds.

Quota share reinsurance	Reinsurance wherein the insurer cedes an agreed-upon fixed percentage of liabilities, premiums and losses for each policy covered on a pro rata basis.

Rates	Amounts charges per unit of insurance.

Reinsurance	The practice whereby one insurer, called the reinsurer, in consideration of a premium paid to that insurer, agrees to indemnify another insurer, called the ceding company, for part or all of the liability of the ceding company under one or more policies or contracts of insurance which it has issued.

Reinsurance agreement	A contract specifying the terms of a reinsurance transaction.

Retention	The amount of exposure a policyholder company retains on any one risk or group of risks. The term may apply to an insurance policy, where the policyholder is an individual, family or business, or a reinsurance policy, where the policyholder is an insurance company.

Risk-based capital	A measure adopted by the NAIC and enacted by states for determining the minimum statutory capital and surplus requirements of insurers with required regulatory and company actions that apply when an insurer’s capital and surplus is below these minimums.

Statutory surplus	As determined under SAP, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets. Admitted assets are assets of an insurer prescribed or permitted by a state to be recognized on the statutory balance sheet. Statutory surplus is also referred to as “surplus” or “surplus as regards policyholders” for statutory accounting purposes.

Subrogation	A principle of law incorporated in insurance policies, which enables an insurance company, after paying a claim under a policy, to recover the amount of the loss from another who is legally liable for it.

Treaty reinsurance	The reinsurance of a specified type or category of risks defined in a reinsurance agreement (a “treaty”) between a primary insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer and the reinsurer is obligated to accept a specified portion of all that type or category of risks originally written by the primary insurer or reinsured.

Underwriter	An employee of an insurance company who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk. The underwriter is expected to select business that will produce an average risk of loss no greater than that anticipated for the class of business.

Underwriting	The insurer’s or reinsurer’s process of reviewing applications for insurance coverage, and the decision whether to accept all or part of the coverage and determination of the applicable premiums; also refers to the acceptance of that coverage.

Underwriting expense ratio	For SAP it is the ratio of underwriting expenses incurred to net premiums written. For GAAP with regard to Educators, it is the ratio of the sum of general insurance expenses, commission and related expenses, other expenses and conversion/merger expenses to net premiums earned. For GAAP with regard to EHC, it is the ratio of the sum of amortization of deferred policy acquisition costs, underwriting expenses, other expenses and merger related expenses to net premiums earned.

Underwriting loss	The pre-tax profit or loss experienced by a property and casualty insurance company after deducting loss and loss adjustment expenses and operating expenses from net earned premiums. This profit or loss calculation includes reinsurance assumed and ceded but excludes investment income.

Unearned premium	The portion of premiums written that is allocable to the unexpired portion of the policy term.

Workers’ compensation	A system (established under state and federal laws) under which employers provide insurance for benefit payments to their employees for work-related injuries, deaths and diseases, regardless of fault.

Educators Mutual Life Insurance Company and Subsidiary

Index

As of and for the Six Months Ended June 30, 2005

Educators Mutual Life Insurance Company and Subsidiary

Consolidated Balance Sheets

June 30, 2005 and December 31, 2004

(expressed in United States Dollars)

	(Unaudited) June 30 2005	December 31 2004
ASSETS
Investments:
Fixed income securities, at estimated fair value (amortized cost, $67,958,407; $66,449,245)	$70,761,267	$70,161,428
Redeemable preferred stock, at estimated fair value (cost, $208,916)	229,923	228,949
Short-term investments, at cost	497,150	—
Equity call options, at estimated fair value (cost, $980,344; $883,522)	1,175,361	1,473,043
Mortgage loans on real estate	62,722	160,972
Other invested assets	2,212,330	2,183,688

Total investments	74,938,753	74,208,080
Cash and cash equivalents	8,445,896	10,959,645
Accrued investment income	971,080	1,021,417
Premiums receivable	77,152	53,810
Reinsurance recoverable on paid and unpaid claims and claim adjustment expenses	24,448,473	23,794,844
Property and equipment, net	421,741	549,543
Deferred income taxes, net	1,112,911	486,649
Other assets	1,457,764	614,666

Total assets	$111,873,770	$111,688,654

LIABILITIES
Unpaid claims and claim adjustment expenses	$42,213,166	$40,779,017
Claims payable	2,621,248	2,621,248
Unearned premium	102,536	97,899
Advance premium	1,246,521	1,133,085
Reinsurance balances payable	168,974	171,635
Accounts payable and accrued expenses	1,247,913	910,525
Benefit plan liabilities	2,157,622	2,125,013
Federal income taxes payable	58,238	58,238
Other liabilities	1,229,366	1,251,442

Total liabilities	51,045,584	49,148,102
EQUITY
Retained earnings	58,964,434	60,077,288
Accumulated other comprehensive income, net	1,863,752	2,463,264

Total equity	60,828,186	62,540,552

Total liabilities and equity	$111,873,770	$111,688,654

Educators Mutual Life Insurance Company and Subsidiary

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Six Months Ended June 30, 2005 and 2004

(expressed in United States Dollars)

	(Unaudited) 2005	(Unaudited) 2004
REVENUE
Net premiums earned	$19,659,865	$19,643,569
Net investment income	1,862,617	1,844,797
Net realized investment (losses) gains	(87,346)	822,448
Other revenue	546,224	503,321

Total revenue	21,981,360	22,814,135

EXPENSES
Claims incurred	14,889,411	12,398,936
General insurance expenses	3,959,147	4,210,739
Commissions and related expenses	2,331,521	2,425,511
Other expenses	1,732,270	1,773,262
Demutualization expenses	499,289	—

Total expenses	23,411,638	20,808,448

(Loss) income before income taxes	(1,430,278)	2,005,687
Income tax (benefit) expense	(317,424)	685,188

Net (loss) income	(1,112,854)	1,320,499

Other comprehensive loss:
Unrealized holding losses arising during period, net of tax	(396,788)	(1,163,461)
Less: Reclassification adjustment for gains included in net (loss) income, net of tax of $104,434 and $244,557	(202,724)	(474,728)

Other comprehensive loss	(599,512)	(1,638,189)

Comprehensive loss	$(1,712,366)	$(317,690)

Educators Mutual Life Insurance Company and Subsidiary

Consolidated Statements of Changes in Equity

For the Six Months Ended June 30, 2005 and 2004

(expressed in United States Dollars)

(Unaudited)

	Retained Earnings	Accumulated Other Comprehensive Income, Net	Total
Balance, January 1, 2004	$58,293,618	$4,061,473	$62,355,091
Net income	1,320,499	—	1,320,499
Other comprehensive loss, net of tax	—	(1,638,189)	(1,638,189)

Balance, June 30, 2004	$59,614,117	$2,423,284	$62,037,401

Balance, January 1, 2005	$60,077,288	$2,463,264	$62,540,552
Net loss	(1,112,854)	—	(1,112,854)
Other comprehensive loss, net of tax	—	(599,512)	(599,512)

Balance, June 30, 2005	$58,964,434	$1,863,752	$60,828,186

Educators Mutual Life Insurance Company and Subsidiary

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2005 and 2004

(expressed in United States Dollars)

	(Unaudited) 2005	(Unaudited) 2004
Cash flows from operating activities:
Net (loss) income	$(1,112,854)	$1,320,499
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	127,320	234,740
Amortization of bond premium/discount	92,014	70,021
Gain on sale of investments	(307,158)	(719,285)
Unrealized loss (gain) on equity call options	394,504	(103,163)
Equity in income of limited partnerships	(28,642)	(1,247)
Loss on disposal of property and equipment	2,166	15,314
Recognition of deferred gain on sale of building	(57,863)	(57,863)
Deferred tax (benefit) provision	(317,424)	546,014
Changes in assets and liabilities:
Accrued investment income	50,337	175,985
Premiums receivable	(23,342)	10,681
Reinsurance recoverable on unpaid claims and claim adjustment expenses	(653,629)	(104,424)
Other assets	(843,098)	(571,987)
Unpaid claims, claim adjustment expenses and claims payable	1,434,149	(1,621,277)
Unearned and advance premium	118,073	218,050
Reinsurance balances payable	(2,661)	(292,150)
Accounts payable and accrued expenses	337,388	(140,859)
Benefit plan liabilities	32,609	(5,208)
Federal income taxes recoverable/payable	—	176,995
Other liabilities	35,787	49,065

Net cash used in operating activities	(722,324)	(800,099)

Cash flows from investing activities:
Purchase of investments	(7,681,786)	(11,029,982)
Proceeds from sale of fixed income securities	5,793,795	13,533,310
Principal payments received on mortgage loans	98,250	63,575
Purchase of property and equipment	(1,684)	(17,959)

Net cash (used in) provided by investing activities	(1,791,425)	2,548,944

Net (decrease) increase in cash and cash equivalents	(2,513,749)	1,748,845
Cash and cash equivalents, beginning of period	10,959,645	16,862,441

Cash and cash equivalents, end of period	$8,445,896	$18,611,286

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$—	$37,821

Educators Mutual Life Insurance Company and Subsidiary

Condensed Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2005 and 2004

(expressed in United States Dollars)

1.	Nature of Operations

Educators Mutual Life Insurance Company (“Educators”) is a mutual life and health insurance company domiciled in the Commonwealth of Pennsylvania (the “Commonwealth”). The accompanying interim unaudited consolidated financial statements include the accounts of Educators, its wholly-owned downstream holding company, EML Holdings, LLC (“EML Holdings”) and its wholly-owned subsidiary, IBSi, LLC (“IBSi”), collectively referred to as the “Company”. EML Holdings has no assets other than its investment in IBSi. IBSi is an insurance general agency providing marketing and administrative services to Educators and other unaffiliated insurance carriers.

The Company provides dental, short and long-term disability, and term life insurance products to employer groups and is licensed to write business in 41 jurisdictions within the United States. The Company is currently actively writing business in 16 jurisdictions, primarily in the Mid-Atlantic, Southeast, and Midwest regions of the United States.

The Company previously provided group medical insurance to employer groups, however, the group medical insurance line of business was placed into run-off in 2002. The Company ceased writing new business effective March 1, 2002 and renewal business effective September 1, 2002. As of December 31, 2004, the run-off of the group medical business was primarily complete, with outstanding claim reserves totaling $245,248.

2.	Significant Accounting Policies

Basis of Presentation

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All inter-company transactions and related account balances have been eliminated from the consolidated financial statements. It is management’s opinion that the unaudited consolidated financial statements, including normal recurring accruals, considered necessary for a fair presentation.

Use of Estimates

The preparation of the unaudited consolidated financial statements requires management to make estimates and assumptions that affect the amount of reported assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates in the unaudited consolidated financial statements include the valuation of deferred income taxes, the liability for unpaid claims and claim adjustment expenses and claims payable, and benefit plan liabilities. Actual results could differ from these estimates.

Premiums Earned

The majority of the Company’s insurance policies are billed on a monthly basis with premiums being earned in the month in which the coverage is provided. Unearned premiums represent those premiums that have been received by the Company but for which the coverage period has not expired. Advance premiums represent those premiums that have been received by the Company in advance of the coverage period. Premiums receivable represent only those premiums that have been billed to policyholders for coverage periods through the balance sheet date.

Educators Mutual Life Insurance Company and Subsidiary

Condensed Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2005 and 2004

(expressed in United States Dollars)

2.	Significant Accounting Policies, cont.

Other Revenue

Other revenue consists of sales and marketing fees earned by IBSi under contracts with unaffiliated insurance carriers. Sales and marketing fees are generally recognized as revenue in the period in which the insurance policy is effective. IBSi also earns bonus revenue for meeting agreed-upon production levels with certain external carriers. Bonus revenue is estimated and accrued in the period in which the agreed-upon production levels are met.

Policy Acquisition Costs

The Company’s group insurance policies are cancelable and are not guaranteed renewable. In addition, the Company’s insurance policies provide coverage on a month-to-month basis with most policies’ coverage effective on the first of each month. As a result, most of the Company’s premiums are earned at the balance sheet date. Based on the nature of the Company’s group insurance policies, costs related to the acquisition of new and renewal business are expensed as incurred.

Cash and Cash Equivalents

The Company considers all investments with original maturity dates of three months or less to be cash equivalents for purposes of the consolidated statements of cash flows. The carrying amount of cash equivalents and short-term investments approximates their fair value.

Investments

The Company’s investments in fixed income securities and redeemable preferred stock are classified as available-for-sale and are carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income, net of tax. Fixed income securities include publicly traded and private placement bonds, including convertible bonds. The estimated fair value of publicly traded bonds and redeemable preferred stock is determined based on quoted market prices obtained through an independent pricing service or independent broker. The estimated fair value of private placement bonds is determined using valuation models, taking into consideration the securities’ coupon rate, maturity date, and other pertinent features.

Premiums or discounts are amortized using the effective interest method. Realized gains or losses are based on amortized cost and are computed using the specific identification method. The Company monitors its fixed income securities and redeemable preferred stock for unrealized losses that appear to be other than temporary. The Company performs a detailed review of these securities to determine the underlying cause of the unrealized loss and whether the security is impaired. At the time a security is determined to be other than temporarily impaired, the Company reduces the book value of the security to the current estimated fair value and records a realized loss in the consolidated statements of operations and comprehensive income (loss). Any subsequent increase in the security’s estimated fair value would be reported as an unrealized gain.

Educators Mutual Life Insurance Company and Subsidiary

Condensed Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2005 and 2004

(expressed in United States Dollars)

2.	Significant Accounting Policies, cont.

Investments, cont.

Equity call options represent the estimated fair value of the stock options embedded in the Company’s convertible bond portfolio. The estimated fair value of the fixed income portion of the convertible bond is included in fixed income securities. The estimated fair value of equity call options is determined by deducting the theoretical bond value (which is determined using spread information on non-convertible issues from the same issuer) from the estimated fair value of the convertible bond (which is determined based on quoted market prices obtained through an independent pricing service). The equity call option is considered an embedded derivative and changes in the estimated fair value of the options are reported as realized gains or losses in the consolidated statements of operations and comprehensive income (loss).

Mortgage loans on real estate are carried at their unpaid principal balance.

Other invested assets consist of investments in two limited partnerships and are reported in the consolidated financial statements using the equity method. Changes in the value of the Company’s proportionate share of its limited partnership investments are included in net investment income in the consolidated statements of operations and comprehensive income (loss).

Unpaid Claims, Claim Adjustment Expenses and Claims Payable

The liability for unpaid claims and claim adjustment expenses consists of reported but unpaid long-term disability, short-term disability and group life claims (including premium waiver claim reserves), as well as an estimate of incurred but not reported (IBNR) claims.

The liability for reported but unpaid long-term disability claims is calculated using the 1987 Commissioners Group Disability Table. The long-term disability claim reserves are discounted based on the expected rate of return of the Company’s fixed income portfolio in the year that the claim was incurred. The discount rate for claims incurred in 2005 and 2004 was 4.25% and 3.09%, respectively. The liability for IBNR claims is estimated based on historical patterns of claims incurred as a percent of in-force premium at the balance sheet date.

The liability for unpaid short-term disability claims is estimated using statistical claim development models, taking into consideration historical claim severity and frequency patterns and changes in benefit structures that may impact the amount at which claims are ultimately settled. For the most recent incurral months, which usually consist of the last three months, the liability is estimated by applying a loss ratio to current in-force or earned premium.

The liability for reported but unpaid group life claims represent those claims reported to the Company as of the balance sheet date for which payment has not yet been made. Group life IBNR claims are estimated based on historical patterns of claims incurred as a percent of in-force premium at the balance sheet date.

The liability for life premium waiver claim reserves represents the present value of future premium payments under those group life insurance policies for which premium has been waived due to the insured’s disability. The liability for life premium waiver reserves is calculated using the 1970 Intercompany Group Life Disability Table. The liability for premium waiver reserves is discounted using a rate of 3%, which is built into the valuation table.

Educators Mutual Life Insurance Company and Subsidiary

Condensed Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2005 and 2004

(expressed in United States Dollars)

2.	Significant Accounting Policies, cont.

Unpaid Claims, Claim Adjustment Expenses and Claims Payable, cont.

The liability for claims payable consists of an estimate of reported but unpaid dental and medical claims and IBNR claims. The liability for claims payable is estimated using statistical claim development models, taking into consideration historical claim severity and frequency patterns and changes in benefit structures that may impact the amount at which claims are ultimately settled. For the most recent incurral months, which usually consist of the last three months, the liability is estimated by applying a loss ratio to current in-force or earned premium. The liability for claims payable includes an estimate of administrative costs to process unreported claims.

Management believes that its liability for unpaid claims and claim adjustment expenses and claims payable is adequate at June 30, 2005. However, estimating the ultimate liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management’s informed estimates and judgments using data currently available. If the Company’s ultimate losses, net of reinsurance, prove to differ substantially from the amounts recorded at June 30, 2005, the related adjustments could have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

Reinsurance

Premiums and claims under the Company’s reinsurance contracts are accounted for on a basis consistent with those used in accounting for the underlying policies reinsured and the terms of the reinsurance contracts. Reinsurance recoverables are reported at their net realizable value.

Income Taxes

The Company is subject to federal income taxes. Educators, EML Holdings and IBSi file a consolidated federal income tax return. Educators is not subject to state income tax; rather, Educators is subject to state premium tax in the jurisdictions in which it writes business. EML Holdings and IBSi are subject to the Pennsylvania corporate net income tax, as well as state income taxes in other jurisdictions in which they do business.

Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the difference is reversed. A valuation allowance is recorded against gross deferred tax assets if it is more likely than not, that all or some portion of the benefits related to the deferred tax assets will not be realized.

Property and Equipment

Property and equipment, including expenditures for significant improvements and purchased software, is carried at cost less accumulated depreciation and amortization. Maintenance, repairs and minor improvements are expensed as incurred. When property and equipment is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations. Depreciation is computed under the straight-line method. The estimated useful lives of property and equipment range from 3-7 years.

Educators Mutual Life Insurance Company and Subsidiary

Condensed Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2005 and 2004

(expressed in United States Dollars)

2.	Significant Accounting Policies, cont.

Property and Equipment, cont.

Property, equipment and software are reviewed for impairment whenever changes in circumstances indicate that the carrying value of such assets may not be recoverable. Impairment losses are recognized to the extent the carrying amount of the asset exceeds the undiscounted cash flows expected to result from the use of the asset and its eventual disposal. There were no impairments recorded in the six months ended June 30, 2005 or 2004.

Concentrations of Credit Risk

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, investments, and amounts recoverable from reinsurers.

The Company’s investment policy limits the amount of securities that can be held in any one issuer or any one industry. Therefore, the Company believes that there are no significant concentrations of credit risk related to its investment portfolio.

Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity during the reporting period. Other comprehensive income (loss) includes those revenues, expenses, gains and losses that are included in comprehensive income (loss), but not net income (loss) and relate solely to unrealized gains and losses on investments.

Cash Flow Information

Purchases and sales or maturities of short-term investments are recorded net for purposes of the consolidated statements of cash flows and are included with fixed income securities.

3.	Benefit Plans

The Company sponsors a non-contributory defined benefit pension plan (the “pension plan”) covering substantially all of its employees. On May 18, 2005, the Company’s Board of Directors approved the freezing of the pension plan effective December 31, 2005. The Company also sponsors a defined benefit postretirement plan (the “postretirement plan”), which provides certain health care and life insurance benefits for retired employees. Current employees may become eligible for these benefits if they reach retirement age while working for the Company and meet certain years of service levels prior to January 1, 2015. Life insurance benefits are set at 100% of an employee’s annual salary at the time of retirement, up to a maximum of $175,000, and are reduced to $10,000 by age 70.

The Company does not obtain an actuarial valuation for its pension plan or postretirement plan on an interim basis.

For the six months ended June 30, 2005 and 2004, the Company recognized net periodic benefit cost of $215,750 and $245,101 related to the pension plan, respectively, and $32,609 and $(5,208) related to the postretirement plan, respectively.

Educators Mutual Life Insurance Company and Subsidiary

Condensed Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2005 and 2004

(expressed in United States Dollars)

3.	Benefit Plans, cont.

The assumptions used in the measurement of the Company’s net periodic benefit cost for the pension plan and the postretirement plan are shown in the following table:

	Pension Plan Six Months Ended June 30,		Postretirement Plan Six Months Ended June 30,
	2005	2004	2005	2004
Weighted average discount rate	5.75%	6.00%	5.75%	6.00%
Expected long-term rate of return on plan assets	6.50%	6.50%	N/A	N/A
Rate of increase in compensation levels	4.50%	5.00%	4.50%	5.00%

4.	Segment Information

The Company’s operations are organized into the following segments: group benefits insurance, general agency operations (IBSi), group medical insurance, and corporate/other. The group medical insurance segment has been in run-off since March 2002. The assets of the group benefits insurance and group medical insurance segments, which include the assets of Educators, are not separately identifiable and, therefore, are not allocated or reviewed on a segment basis. The assets of IBSi are separately identifiable and, therefore, are allocated to the general agency operations segment.

Group Benefits Insurance

The group benefits insurance segment consists of the operating results of Educators’ group benefits products, including dental, short and long-term disability, term life and accidental death and dismemberment. Educators’ group benefit products are sold through IBSi and unaffiliated direct general agencies, primarily in the Mid-Atlantic, Southeast, and Midwest regions of the United States.

Group Medical Insurance

The Company’s group medical insurance segment was placed into run-off in 2002. The Company ceased writing new policies in March 2002 and ceased renewing policies in September 2002.

General Agency Operations

The general agency operations segment consists of the operating results of IBSi. IBSi provides marketing and administrative services to group benefit and medical insurance carriers, primarily in the Mid-Atlantic and Southeast regions of the United States. IBSi contracts with insurance carriers to market their products through IBSi’s network of insurance brokers and producers. IBSi earns sales and marketing fee income based on a predetermined percentage of premiums sold with each insurance carrier. IBSi’s total assets were $5,484,605 and $5,187,510 at June 30, 2005 and December 31, 2004, respectively.

Corporate/Other

The corporate/other segment consists of corporate-related expenses and certain eliminations required to reconcile the segment data to the consolidated statements of operations.

Educators Mutual Life Insurance Company and Subsidiary

Condensed Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2005 and 2004

(expressed in United States Dollars)

4.	Segment Information, cont.

	June 30, 2005
	Group Benefits Insurance	Group Medical Insurance	General Agency Operations	Corporate / Other	Total
Revenue:
Net premiums earned	19,659,343	522	—	—	19,659,865
Net investment income	1,747,063	21,046	65,865	28,643	1,862,617
Net realized investment gains	(86,298)	(1,048)	—	—	(87,346)
Other revenue	—	—	1,265,228	(719,004)	546,224

Total revenue	21,320,108	20,520	1,331,093	(690,361)	21,981,360

Expenses:
Claims incurred	14,884,729	4,682	—	—	14,889,411
General insurance expenses	3,856,787	14,551	—	87,809	3,959,147
Commissions and related expenses	3,050,525	—	—	(719,004)	2,331,521
Other expenses	—	—	1,355,907	376,363	1,732,270
Conversion/merger expenses	—	—	—	499,289	499,289

Total expenses	21,792,041	19,233	1,355,907	244,457	23,411,638

Income (loss) before income taxes	(471,933)	1,287	(24,814)	(934,818)	(1,430,278)
Income tax expense (benefit)	(160,127)	437	(5,677)	(152,057)	(317,424)

Net income (loss)	(311,806)	850	(19,137)	(782,761)	(1,112,854)

Educators Mutual Life Insurance Company and Subsidiary

Condensed Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2005 and 2004

(expressed in United States Dollars)

4.	Segment Information, cont.

	June 30, 2004
	Group Benefits Insurance	Group Medical Insurance	General Agency Operations	Corporate / Other	Total
Revenue:
Net premiums earned	19,339,827	303,742	—	—	19,643,569
Net investment income	1,759,675	60,929	22,946	1,247	1,844,797
Net realized investment gains	794,924	27,524	—	—	822,448
Other revenue	—	—	1,151,473	(648,152)	503,321

Total revenue	21,894,426	392,195	1,174,419	(646,905)	22,814,135

Expenses:
Claims incurred	13,655,271	(1,256,335)	—	—	12,398,936
General insurance expenses	3,970,482	153,055	—	87,202	4,210,739
Commissions and related expenses	3,073,433	230	—	(648,152)	2,425,511
Other expenses	—	—	1,765,241	8,021	1,773,262

Total expenses	20,699,186	(1,103,050)	1,765,241	(552,929)	20,808,448

Income (loss) before income taxes	1,195,240	1,495,245	(590,822)	(93,976)	2,005,687
Income tax expense (benefit)	406,979	509,131	(198,973)	(31,949)	685,188

Net income (loss)	788,261	986,114	(391,849)	(62,027)	1,320,499

5.	Demutualization and Merger with Eastern Holding Company, Ltd.

On March 17, 2005, the Company’s Board of Directors approved an Agreement and Plan of Reorganization (the “Agreement”). Under the terms of the Agreement, the Company will convert from a mutual insurance company to a stock insurance company and become a wholly-owned subsidiary of a newly formed holding company, Eastern Insurance Holdings, Inc. (“EIHI”). Immediately after the conversion, EIHI will acquire Eastern Holding Company, Ltd. (“Eastern”) through an exchange of cash and EIHI common stock for 100% of the outstanding capital stock of Eastern. As part of the conversion, EIHI will offer its shares of common stock to eligible members through a subscription offering. Any shares of common stock remaining after the subscription offering will be offered in a community offering. Eligible members are those persons that owned a group insurance policy issued by the Company that was in-force on March 17, 2005 as well as certificate holders (i.e., insured persons) covered under those policies. The plan of conversion from a mutual to a stock company must be filed with and approved by the Pennsylvania Insurance Department. Additionally, the plan of conversion must be approved by an “affirmative vote” of at least two-thirds of the votes cast at a special meeting of the Company’s eligible members.

Educators Mutual Life Insurance Company and Subsidiary

Condensed Notes to Consolidated Financial Statements

For the Six Months Ended June 30, 2005 and 2004

(expressed in United States Dollars)

6.	Sale of IBSi Interest

On September 28, 2005, the Company entered into a Letter of Intent (the “LOI”) for the sale of its interest in IBSi to IBSi’s current Vice President of Sales, a current IBSi Regional Sales Director, and an unaffiliated third party (collectively referred to as the “purchasers”). The sale will be consummated through a cash purchase of $300,000 and is expected to close effective October 31, 2005. Prior to the sale, all inter-company balances between Educators and IBSi will be settled, and any remaining assets and liabilities of IBSi, excluding certain furniture and equipment, will become the property or obligation of Educators. The Company does not expect to recognize a material gain or loss as a result of the sale. Under the terms of the LOI, the purchasers will receive certain furniture and equipment currently owned by IBSi and will have the exclusive right to market Educators’ group benefits products in North and South Carolina and Virginia for the twelve-month period immediately following the closing date of the sale. IBSi will also have the right to market Educators’ products in other states in which it operates, with the exception of Pennsylvania and Maryland. Subsequent to the sale, Educators’ will market and sell its group benefits products through independent brokers and producers in Pennsylvania and Maryland. As of June 30, 2005, IBSi’s assets and liabilities were as follows:

Assets
Cash and cash equivalents	$5,363,375
Other assets	121,230

Total assets	$5,484,605

Liabilities
Accounts payable and accrued expenses	512,986
Amounts due to Educators, net	378,336

Total liabilities	$891,322

Educators Mutual Life Insurance Company and Subsidiaries

Index

As of and for the Three Years Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

Board of Directors

Educators Mutual Life Insurance Company

We have audited the accompanying consolidated balance sheets of Educators Mutual Life Insurance Company and subsidiaries (the Company) as of December 31, 2004 and 2003 and the related consolidated statements of operations and comprehensive income (loss), changes in equity, and cash flows for each of the three years in the period ended December 31, 2004. The consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Educators Mutual Life Insurance Company and subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ Beard Miller Company LLP

Harrisburg, Pennsylvania

September 28, 2005

Educators Mutual Life Insurance Company and Subsidiaries

Consolidated Balance Sheets

December 31, 2004 and 2003

(expressed in United States Dollars)

	2004	2003
ASSETS
Investments:
Fixed income securities, at estimated fair value (amortized cost, $66,449,245; $60,638,668)	$70,161,428	$66,780,847
Redeemable preferred stock, at estimated fair value (cost, $208,916; $127,499)	228,949	139,065
Equity call options, at estimated fair value (cost, $883,522; $686,113)	1,473,043	1,058,318
Mortgage loans on real estate	160,972	292,810
Other invested assets	2,183,688	119,006

Total investments	74,208,080	68,390,046
Cash and cash equivalents	10,959,645	16,862,442
Accrued investment income	1,021,417	1,173,292
Premiums receivable	53,810	79,912
Reinsurance recoverable on paid and unpaid claims and claim adjustment expenses	23,794,844	24,837,701
Property and equipment, net	549,543	1,078,084
Federal income taxes recoverable	—	110,089
Deferred income taxes, net	486,649	452,499
Other assets	614,666	869,520

Total assets	$111,688,654	$113,853,585

LIABILITIES
Unpaid claims and claim adjustment expenses	$40,779,017	$41,661,544
Claims payable	2,621,248	4,364,906
Unearned premium	97,899	87,531
Advance premium	1,133,085	938,609
Reinsurance balances payable	171,635	484,615
Accounts payable and accrued expenses	910,525	988,351
Benefit plan liabilities	2,125,013	2,135,429
Federal income taxes payable	58,238	—
Other liabilities	1,251,442	837,509

Total liabilities	49,148,102	51,498,494
EQUITY
Retained earnings	60,077,288	58,293,618
Accumulated other comprehensive income, net	2,463,264	4,061,473

Total equity	62,540,552	62,355,091

Total liabilities and equity	$111,688,654	$113,853,585

The accompanying notes are an integral part of the consolidated financial statements.

Educators Mutual Life Insurance Company and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

	2004	2003	2002
REVENUE
Net premiums earned	$39,057,117	$41,714,210	$94,875,141
Net investment income	3,724,100	4,360,910	5,645,383
Net realized investment gains	1,271,074	662,039	461,180
Other revenue	945,716	978,094	229,868

Total revenue	44,998,007	47,715,253	101,211,572

EXPENSES
Claims incurred	25,931,951	25,379,060	75,898,955
General insurance expenses	7,975,187	9,453,204	13,131,341
Commissions and related expenses	4,635,946	4,695,971	7,892,250
Other expenses	3,659,577	6,040,962	7,580,187

Total expenses	42,202,661	45,569,197	104,502,733

Income (loss) before income taxes	2,795,346	2,146,056	(3,291,161)
Income tax expense (benefit)	1,011,676	709,271	(1,061,292)

Net income (loss)	1,783,670	1,436,785	(2,229,869)

Other comprehensive income (loss):
Unrealized holding (losses) gains on investments arising during period, net of tax	(902,729)	(180,180)	1,639,715
Less: Reclassification adjustment for gains included in net income (loss), net of tax of $358,278, $28,493, and $145,296	(695,480)	(55,309)	(282,046)

Other comprehensive (loss) income	(1,598,209)	(235,489)	1,357,669

Comprehensive income (loss)	$185,461	$1,201,296	$(872,200)

The accompanying notes are an integral part of the consolidated financial statements

Educators Mutual Life Insurance Company and Subsidiaries

Consolidated Statements of Changes in Equity

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

	Retained Earnings	Accumulated Other Comprehensive Income, Net	Total
Balance, January 1, 2002	$59,086,702	$2,939,293	$62,025,995
Net loss	(2,229,869)	—	(2,229,869)
Other comprehensive income, net of tax	—	1,357,669	1,357,669

Balance, December 31, 2002	56,856,833	4,296,962	61,153,795
Net income	1,436,785	—	1,436,785
Other comprehensive loss, net of tax	—	(235,489)	(235,489)

Balance, December 31, 2003	58,293,618	4,061,473	62,355,091
Net income	1,783,670	—	1,783,670
Other comprehensive loss, net of tax	—	(1,598,209)	(1,598,209)

Balance, December 31, 2004	$60,077,288	$2,463,264	$62,540,552

The accompanying notes are an integral part of the consolidated financial statements.

Educators Mutual Life Insurance Company and Subsidiaries

Consolidated Statements of Cash flows

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

	2004	2003	2002
Cash flows from operating activities:
Net income (loss)	$1,783,670	$1,436,785	$(2,229,869)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	448,079	753,762	777,622
Amortization of bond premium/discount	147,515	125,366	102,649
Gain on sale of investments	(1,053,758)	(510,183)	(1,408,434)
Other than temporary investment impairments	—	426,382	981,092
Unrealized gain on equity call options	(217,316)	(578,238)	(33,838)
Equity in (income) loss of limited partnerships	(65,275)	13,044	10,937
Loss on disposal of property and equipment	26,804	23,930	2,716
Loss on impairment of property and equipment and software	81,193	925,200	—
Recognition of deferred gain on sale of building	(115,725)	(115,725)	(115,725)
Deferred tax provision (benefit)	789,170	657,441	(926,376)
Changes in assets and liabilities:
Accrued investment income	151,875	225,587	265,924
Premiums receivable	26,102	180,046	108,766
Reinsurance recoverable on paid and unpaid claims and claim adjustment expenses	1,042,857	39,357	1,016,178
Other assets	254,854	(124,250)	1,554,426
Claims payable and unpaid claims and claim adjustment expenses	(2,626,185)	(9,112,106)	(6,140,132)
Unearned and advance premium	204,844	(879,771)	(2,004,595)
Reinsurance balances payable	(312,980)	(34,893)	79,995
Accounts payable and accrued expenses	(77,826)	(99,304)	(90,335)
Benefit plan liabilities	(10,416)	(248,635)	363,425
Federal income taxes recoverable/payable	168,327	(500,457)	(372,997)
Other liabilities	529,658	12,619	(130,333)

Net cash provided by (used in) operating activities	1,175,467	(7,384,043)	(8,188,904)

Cash flows from investing activities:
Purchase of investments	(27,113,215)	(4,768,781)	(9,114,268)
Proceeds from sale of fixed income securities	9,029,922	4,411,424	10,337,292
Proceeds from maturities/calls of fixed income securities	10,900,726	10,347,774	9,706,421
Principal payments received on mortgage loans	131,838	1,331,578	580,025
Purchase of property and equipment	(27,535)	(325,876)	(136,693)

Net cash (used in) provided by investing activities	(7,078,264)	10,996,119	11,372,777

Net (decrease) increase in cash and cash equivalents	(5,902,797)	3,612,076	3,183,873
Cash and cash equivalents, beginning of year	16,862,442	13,250,366	10,066,493

Cash and cash equivalents, end of year	$10,959,645	$16,862,442	$13,250,366

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$278,000	$552,287	$238,081

The accompanying notes are an integral part of the consolidated financial statements.

Educators Mutual Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

1.	Nature of Operations

Educators Mutual Life Insurance Company (“Educators”) is a mutual life and health insurance company domiciled in the Commonwealth of Pennsylvania (the “Commonwealth”). The accompanying consolidated financial statements include the accounts of Educators, its wholly-owned downstream holding company, EML Holdings, LLC (“EML Holdings”) and its wholly-owned subsidiary, IBSi, LLC (“IBSi”), and Educators Health Partners, Inc (“EHP”), collectively referred to as the “Company”. EML Holdings has no assets other than its investment in IBSi. IBSi is an insurance general agency providing marketing and administrative services to Educators and other unaffiliated insurance carriers.

The assets of EHP were sold to an unrelated third party in June 2003, resulting in a loss of $11,743. Prior to the sale of EHP’s assets, EHP was Educators’ preferred provider network, which contracted with physicians and hospitals to provide medical services to policyholders insured under Educators’ group medical insurance policies, as well as to self-insured employer groups. Prior to the sale, the operations of EHP were not material to the consolidated entity.

The Company provides dental, short and long-term disability, and term life products to employer groups and is licensed to write business in 41 jurisdictions within the United States. The Company is currently actively writing business in 16 jurisdictions, primarily in the Mid-Atlantic, Southeast, and Midwest regions of the United States. For the year ended December 31, 2004, approximately 33% and 30% of the Company’s direct written premiums were produced in Pennsylvania and North Carolina, respectively. For the years ended December 31, 2003 and 2002, approximately 41%, 23%, and 12% and approximately 69%, 7%, and 13% of the Company’s direct written premiums were produced in Pennsylvania, North Carolina, and Maryland, respectively.

The Company previously provided group medical insurance to employer groups, however, the group medical insurance line of business was placed into run-off in 2002. The Company ceased writing new business effective March 1, 2002 and renewal business effective September 1, 2002. As of December 31, 2004, the run-off of the group medical business was primarily complete, with outstanding claim reserves totaling $245,248.

2.	Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All inter-company transactions and related account balances have been eliminated from the consolidated financial statements.

Educators Mutual Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

2.	Significant Accounting Policies, cont.

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amount of reported assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimates in the consolidated financial statements include other than temporary impairment of investments, the valuation of deferred income taxes, the liability for unpaid claims and claim adjustment expenses and claims payable, and benefit plan liabilities. Actual results could differ from these estimates.

Premiums Earned

The majority of the Company’s insurance policies are billed on a monthly basis with premiums being earned in the month in which the coverage is provided. Unearned premiums represent those premiums that have been received by the Company but for which the coverage period has not expired. Advance premiums represent those premiums that have been received by the Company in advance of the coverage period. Premiums receivable represent only those premiums that have been billed to policyholders for coverage periods through the balance sheet date.

Other Revenue

Other revenue consists primarily of sales and marketing fees earned by IBSi under contracts with unaffiliated insurance carriers. Sales and marketing fees are generally recognized as revenue in the period in which the insurance policy is effective. IBSi also earns bonus revenue for meeting agreed-upon production levels with certain external carriers. Bonus revenue is estimated and accrued in the period in which the agreed-upon production levels are met. For the years ended December 31, 2003 and 2002, other revenue also includes network access fees totaling $87,165 and $233,048 earned by EHP.

Policy Acquisition Costs

The Company’s group insurance policies are cancelable and are not guaranteed renewable. In addition, the Company’s insurance policies provide coverage on a month-to-month basis with most policies’ coverage effective on the first of each month. As a result, most of the Company’s premiums are earned at the balance sheet date. Based on the nature of the Company’s group insurance policies, costs related to the acquisition of new and renewal business are expensed as incurred.

Cash and Cash Equivalents

The Company considers all investments with original maturity dates of three months or less to be cash equivalents for purposes of the consolidated statements of cash flows. The carrying amount of cash equivalents approximates their fair value.

Educators Mutual Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

2.	Significant Accounting Policies, cont.

Investments

The Company’s investments in fixed income securities and redeemable preferred stock are classified as available-for-sale and are carried at estimated fair value, with unrealized gains and losses reported in accumulated other comprehensive income, net of tax. Fixed income securities include publicly traded and private placement bonds, including convertible bonds. The estimated fair value of publicly traded bonds and redeemable preferred stock is determined based on quoted market prices obtained through an independent pricing service or independent broker. The estimated fair value of private placement bonds is determined using valuation models, taking into consideration the securities’ coupon rate, maturity date, and other pertinent features.

Premiums or discounts are amortized using the effective interest method. Realized gains or losses are based on amortized cost and are computed using the specific identification method. The Company monitors its fixed income securities and redeemable preferred stock for unrealized losses that appear to be other than temporary. The Company performs a detailed review of these securities to determine the underlying cause of the unrealized loss and whether the security is impaired. At the time a security is determined to be other than temporarily impaired, the Company reduces the book value of the security to the current estimated fair value and records a realized loss in the consolidated statements of operations and comprehensive income (loss). Any subsequent increase in the security’s estimated fair value would be reported as an unrealized gain.

Equity call options represent the estimated fair value of the stock options embedded in the Company’s convertible bond portfolio. The estimated fair value of the fixed income portion of the convertible bond is included in fixed income securities. The estimated fair value of equity call options is determined by deducting the theoretical bond value (which is determined using spread information on non-convertible issues from the same issuer) from the estimated fair value of the convertible bond (which is determined based on quoted market prices obtained through an independent pricing service). The equity call option is considered an embedded derivative and changes in the estimated fair value of the options are reported as realized gains or losses in the consolidated statements of operations and comprehensive income (loss).

Mortgage loans on real estate are carried at their unpaid principal balance. The estimated fair value of the Company’s mortgage loans was $167,961 and $307,293 at December 31, 2004 and 2003, respectively. The estimated fair value of mortgage loans is determined using discounted cash flow analyses.

Other invested assets consist of investments in two limited partnerships and are reported in the consolidated financial statements using the equity method. Changes in the value of the Company’s proportionate share of its limited partnership investments are included in net investment income in the consolidated statements of operations and comprehensive income (loss).

Educators Mutual Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

2.	Significant Accounting Policies, cont.

Unpaid Claims and Claim Adjustment Expenses and Claims Payable

The liability for unpaid claims and claim adjustment expenses consists of reported but unpaid long-term disability, short-term disability and term life claims (including premium waiver claim reserves), as well as an estimate of incurred but not reported (IBNR) claims.

The liability for reported but unpaid long-term disability claims is calculated using the 1987 Commissioners Group Disability Table. The long-term disability claim reserves are discounted based on the expected rate of return of the Company’s fixed income portfolio in the year that the claim was incurred. The discount rate for claims incurred in 2004, 2003, and 2002 was 3.09%, 4.25%, and 4.60%, respectively. The liability for IBNR claims is estimated based on historical patterns of claims incurred as a percent of in-force premium at the balance sheet date.

The liability for unpaid short-term disability claims is estimated using statistical claim development models, taking into consideration historical claim severity and frequency patterns and changes in benefit structures that may impact the amount at which claims are ultimately settled. For the most recent incurral months, which usually consist of the last three months, the liability is estimated by applying a loss ratio to current in-force or earned premium.

The liability for reported but unpaid term life claims represent those claims reported to the Company as of the balance sheet date for which payment has not yet been made. Group life IBNR claims are estimated based on historical patterns of claims incurred as a percent of in-force premium at the balance sheet date.

The liability for premium waiver claim reserves represents the present value of future premium payments under those group life insurance policies for which premium has been waived due to the insured’s disability. The liability for premium waiver reserves is calculated using the 1970 Intercompany Group Life Disability Table. The liability for premium waiver reserves is discounted using a rate of 3%, which is built into the valuation table.

The liability for claims payable consists of an estimate of reported but unpaid dental and medical claims and IBNR claims. The liability for claims payable is estimated using statistical claim development models, taking into consideration historical claim severity and frequency patterns and changes in benefit structures that may impact the amount at which claims are ultimately settled. For the most recent incurral months, which usually consist of the last three months, the liability is estimated by applying a loss ratio to current in-force or earned premium. The liability for claims payable includes an estimate of administrative costs to process unreported claims.

Management believes that its liability for unpaid claims and claim adjustment expenses and claims payable is adequate at December 31, 2004. However, estimating the ultimate liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management’s informed estimates and judgments using data currently available. If the Company’s ultimate losses, net of reinsurance, prove to differ substantially from the amounts recorded at December 31, 2004, the related adjustments could have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

Educators Mutual Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

2.	Significant Accounting Policies, cont.

Reinsurance

Premiums and claims under the Company’s reinsurance contracts are accounted for on a basis consistent with those used in accounting for the underlying policies reinsured and the terms of the reinsurance contracts. Reinsurance recoverables are reported at their net realizable value. At December 31, 2004 and 2003, the Company had reinsurance recoverables totaling $16,139,391 and $17,497,776, respectively, due from one reinsurer. The reinsurer was rated “A+” by A.M. Best at December 31, 2004.

Income Taxes

The Company is subject to federal income taxes. Educators, EML Holdings, IBSi, and EHP file a consolidated federal income tax return. Educators is not subject to state income tax; rather, Educators is subject to state premium tax in the jurisdictions in which it writes business. EML Holdings, IBSi, and EHP are subject to the Pennsylvania corporate net income tax, as well as state income taxes in other jurisdictions in which they do business.

Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the difference is reversed. A valuation allowance is recorded against gross deferred tax assets if it is more likely than not, that all or some portion of the benefits related to the deferred tax assets will not be realized.

Property and Equipment

Property and equipment, including expenditures for significant improvements and purchased software, is carried at cost less accumulated depreciation and amortization. Maintenance, repairs and minor improvements are expensed as incurred. When property and equipment is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations. Depreciation is computed under the straight-line method. The estimated useful lives of property and equipment range from 3-7 years. Accumulated depreciation and amortization totaled $5,349,987 and $5,004,546 at December 31, 2004 and 2003. Depreciation and amortization expense totaled $448,079, $753,762, and $777,622 for the years ended December 31, 2004, 2003, and 2002, respectively.

Property, equipment and software are reviewed for impairment whenever changes in circumstances indicate that the carrying value of such assets may not be recoverable. Impairment losses are recognized to the extent the carrying amount of the asset exceeds the undiscounted cash flows expected to result from the use of the asset and its eventual disposal. The Company recorded an impairment loss related to the write-down of certain property, equipment and software totaling $81,193 and $925,200 in 2004 and 2003, respectively, which is included in other expenses in the consolidated statements of operations and comprehensive income (loss). There were no impairments recorded in 2002.

Educators Mutual Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

2.	Significant Accounting Policies, cont.

Concentrations of Credit Risk

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, investments, and amounts recoverable from reinsurers.

The Company’s investment policy limits the amount of securities that can be held in any one issuer or any one industry. Therefore, the Company believes that there are no significant concentrations of credit risk related to its investment portfolio.

Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity during the reporting period. Other comprehensive income (loss) includes those revenues, expenses, gains and losses that are included in comprehensive income (loss), but not net income (loss) and relate solely to unrealized gains and losses on investments.

Cash Flow Information

Purchases and sales or maturities of short-term investments are recorded net for purposes of the consolidated statements of cash flows and are included with fixed income securities.

3.	Statutory Information

Educators prepares statutory-basis financial statements in accordance with accounting practices prescribed or permitted by the Insurance Department of the Commonwealth (the “Insurance Department”). The Commonwealth requires that insurance companies domiciled in the Commonwealth prepare their statutory-basis financial statements in accordance with the National Association of Insurance Commissioners’ (“NAIC”) Accounting Practices and Procedures manual, subject to any deviations prescribed or permitted by the Commonwealth’s insurance commissioner. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. The Company did not have any permitted practices for the years ended December 31, 2004, 2003, or 2002.

Financial Information

Educators’ statutory-basis net income (loss) was $2,225,494, $3,283,412, and $(2,536,958) for the years ended December 31, 2004, 2003, and 2002, respectively. Educators’ statutory-basis surplus was $56,359,099 and $55,406,545 at December 31, 2004 and 2003, respectively.

Risk-Based Capital

Risk-based capital is designed to measure the acceptable amount of capital an insurer should have based on the inherent risks of the insurer’s business. Insurers failing to meet adequate capital levels may be subject to insurance department scrutiny and ultimately rehabilitation or liquidation. Based on established standards, Educators maintained statutory-basis surplus in excess of minimum prescribed risk-based capital requirements at December 31, 2004.

Educators Mutual Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

4.	Investments

The following tables provide the amortized cost and estimated fair value of the Company’s investments at December 31, 2004 and 2003:

2004	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasuries and government agencies	$6,790,153	$504,090	$(25,299)	$7,268,944
States, municipalities, and political subdivisions	1,502,474	66,089	—	1,568,563
Foreign governments	484,532	—	(433)	484,099
Corporate	57,193,372	3,296,252	(132,437)	60,357,187
Mortgage-backed	478,714	3,921	—	482,635

Total fixed income securities	66,449,245	3,870,352	(158,169)	70,161,428
Redeemable preferred stock	208,916	20,033	—	228,949
Equity call options	883,522	656,145	(66,624)	1,473,043

Total investments	$67,541,683	$4,546,530	$(224,793)	$71,863,420

2003	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasuries and government agencies	$7,901,677	$559,561	$(829)	$8,460,409
States, municipalities, and political subdivisions	1,494,916	95,984	—	1,590,900
Corporate	51,242,075	5,572,339	(84,876)	56,729,538

Total fixed income securities	60,638,668	6,227,884	(85,705)	66,780,847
Redeemable preferred stock	127,499	11,566	—	139,065
Equity call options	686,113	469,718	(97,513)	1,058,318

Total investments	$61,452,280	$6,709,168	$(183,218)	$67,978,230

Certain insurance departments in the states in which the Company is licensed to do business require a deposit in the event the Company would become insolvent. In order to satisfy these requirements, the Company had fixed income securities with an estimated fair value of $3,005,570 and $2,749,799 on deposit with various insurance departments at December 31, 2004 and 2003, respectively.

Educators Mutual Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

4.	Investments, cont.

The amortized cost and estimated fair value of fixed income securities, including the equity call option portion of the Company’s convertible bond portfolio, and redeemable preferred stock, at December 31, 2004, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Less than one year	$8,495,310	$8,924,708
One through five years	44,311,022	46,649,984
Five through ten years	11,743,578	12,820,826
Greater than ten years	2,513,059	2,985,267
Mortgage-backed securities	478,714	482,635

Total	$67,541,683	$71,863,420

The gross unrealized losses and estimated fair value of investments classified as available-for-sale securities by investment category and length of time an individual security has been in a continuous unrealized position at December 31, 2004 and 2003 are as follows:

	Less than 12 Months		12 Months or More		Total
2004	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
U.S. Treasuries and government agencies	$2,526,073	$(19,920)	$495,020	$(5,379)	$3,021,093	$(25,299)
Foreign governments	484,099	(433)	—	—	484,099	(433)
Corporate	10,686,677	(96,075)	—	—	10,686,677	(96,075)

Total investments	$13,696,849	$(116,428)	$495,020	$(5,379)	$14,191,869	$(121,807)

	Less than 12 Months		12 Months or More		Total
2003	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
U.S. Treasuries and government agencies	$499,688	$(829)	$—	$—	$499,688	$(829)
Corporate	873,076	(45,951)	—	—	873,076	(45,951)

Total investments	$1,372,764	$(46,780)	$—	$—	$1,372,764	$(46,780)

For purposes of the above table, the Company’s convertible bond securities are not bifurcated between the fixed income portion and the equity call option of the convertible bond. As of December 31, 2004 and 2003, none of the Company’s convertible bond securities were in an unrealized loss position, therefore, the unrealized losses of $121,807 and $46,780, respectively, are less than the unrealized losses of $224,793 and $183,218, respectively, that are disclosed in the table on the preceding page.

Educators Mutual Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

4.	Investments, cont.

At December 31, 2004, the Company held 30 investments with gross unrealized losses of $121,807. Management has evaluated the unrealized losses in the investments in fixed income securities and determined that they are primarily due to a fluctuation in interest rates and not attributable to credit risk factors. For investments in fixed income securities, losses in the estimated fair values are viewed as temporary if the security can be held to maturity and it is reasonable to assume that the issuer will be able to service the debt, both as to principal and interest. Management believes that the current carrying value of these investments will be realized and that the Company has the ability and intent to hold them until that time.

Proceeds from the sale of fixed income securities totaled $9,029,922, $4,411,424, and $10,337,292 for the years ended December 31, 2004, 2003, and 2002, respectively. Gross realized gains on the sale of fixed income securities totaled $1,160,610, $657,522, and $1,742,071 for the years ended December 31, 2004, 2003, and 2002, respectively. Gross realized losses on the sale of fixed income securities totaled $106,852, $147,339, and $333,637 for the years ended December 31, 2004, 2003, and 2002, respectively.

For the years ended December 31, 2004, 2003, and 2002, the change in the estimated fair value of equity call options included in net realized investment gains on the consolidated statements of operations and comprehensive income (loss) totaled $217,316, $578,238, and $33,838, respectively.

During 2002, the Company recorded a realized loss totaling $981,092 related to the impairment of certain fixed income securities. There were no impairments of fixed income securities recorded during 2004 or 2003. During 2003, the Company recorded a realized loss totaling $426,382 related to the impairment of common stock.

Net investment income for the years ended December 31, 2004, 2003, and 2002 was as follows:

	2004	2003	2002
Fixed income securities	$3,673,126	$4,291,364	$5,504,003
Short-term investments	221,356	161,908	186,003
Mortgage loans	17,571	86,293	144,606
Equity in income (loss) of limited partnership investments	65,275	(13,044)	(10,937)

Gross investment income	3,977,328	4,526,521	5,823,675
Investment expenses	(253,228)	(165,611)	(178,292)

Net investment income	$3,724,100	$4,360,910	$5,645,383

Educators Mutual Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

5.	Claims Payable

The following table provides a summary of the activity in the liability for claims payable for the years ended December 31, 2004, 2003, and 2002:

	2004	2003	2002
Claims payable, beginning of period	$4,364,906	$14,548,566	$19,482,816
Reinsurance recoverable on unpaid claims	—	157,180	201,953

Net claims payable	4,364,906	14,391,386	19,280,863
Incurred related to:
Current year	17,971,319	19,311,084	71,227,468
Prior year	(1,960,133)	(2,484,504)	(4,561,818)

Total incurred	16,011,186	16,826,580	66,665,650

Paid related to:
Current year	16,228,137	19,664,283	60,770,365
Prior year	1,526,707	7,188,777	10,784,762

Total paid	17,754,844	26,853,060	71,555,127

Net claims payable	2,621,248	4,364,906	14,391,386
Reinsurance recoverable on unpaid claims	—	—	157,180

Claims payable, end of period	$2,621,248	$4,364,906	$14,548,566

The liability for claims payable is estimated using statistical claim development models, taking into consideration historical claim severity and frequency patterns and changes in benefit structures that may impact the amount at which claims are ultimately settled. The estimation process for determining this liability inherently results in adjustments each year for claims incurred (but not paid) in preceding years. For the years ended December 31, 2004, 2003, and 2002, the Company reduced its prior year claims payable by $1,960,133, $2,484,504, and $4,561,818, respectively. Negative amounts reported for claims incurred related to prior years are a result of claims being settled for amounts less than originally estimated (favorable development). Positive amounts reported for claims incurred related to prior years are a result of claims being settled for amounts greater than originally estimated (unfavorable development).

The Company’s group medical line of business experienced favorable development of $1,113,029, $1,789,422, and $3,879,470 in 2004, 2003 and 2002, respectively. The favorable development in 2004 and 2003 reflects the impact of the run-off of the group medical line, as a large number of insured groups with higher than average loss experience terminated their coverage with Educators prior to the end of the current policy period. The 2002 claims payable estimate was based on claim trends in the existing block of business. The termination of the groups with higher loss experience resulted in lower claim trends than those projected by the data available at the time the liability was established. The favorable development in 2002 reflects lower medical cost trends than those projected based on the information available at the time the liability was established.

Educators Mutual Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

5.	Claims Payable, cont.

The Company’s dental line of business experienced favorable development of $847,104, $695,082, and $682,348 in 2004, 2003, and 2002, respectively. The Company experienced considerable growth in its dental line from 2001 to 2003, specifically in North Carolina and Michigan. Concurrent with the premium growth, the Company experienced an increase in claim frequency and a related increase in the dental loss ratio. The favorable development primarily reflects lower claims experience than anticipated at the time the liability was established.

6.	Reinsurance

The Company purchases reinsurance to manage its loss exposures related to its long-term disability, group life, and accidental death and dismemberment lines of business. The Company’s long-term disability reinsurance is provided on a quota share basis and its group life and accidental death and dismemberment reinsurance is provided on an excess of loss basis. Although reinsurance agreements contractually obligate the Company’s reinsurers to reimburse the Company for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Company.

The following table provides a summary of the Company’s premiums on a direct, ceded, and net basis for the years ended December 31, 2004, 2003, and 2002:

	2004		2003		2002
	Written	Earned	Written	Earned	Written	Earned
Direct premiums	$40,789,813	$40,779,619	$43,911,424	$43,946,805	$98,138,603	$98,146,844
Ceded premiums	(1,719,805)	(1,722,502)	(2,233,338)	(2,232,595)	(3,276,075)	(3,271,703)

Net premiums	$39,070,008	$39,057,117	$41,678,086	$41,714,210	$94,862,528	$94,875,141

The following table provides a summary of the Company’s losses on a direct, ceded and net basis for the years ended December 31, 2004, 2003, and 2002:

	2004	2003	2002
Direct claims incurred	$26,572,196	$27,190,084	$76,961,866
Ceded claims incurred	(640,245)	(1,811,024)	(1,062,911)

Claims incurred	$25,931,951	$25,379,060	$75,898,955

Educators Mutual Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

6.	Reinsurance, cont.

Effective October 1, 2003, the Company entered into a coinsurance agreement with London Life Reinsurance Company (LLRC), under which the Company cedes 100% of its group insurance business written or renewed on or after the effective date to LLRC. Concurrent upon entering into the coinsurance agreement, LLRC retroceded the business assumed from the Company to its affiliate, London Life International Reinsurance Corporation (LLIRC). Under a stop loss reinsurance agreement with LLIRC, the Company reinsures LLIRC against any net loss on the reinsured business. As a result of the above transactions, the Company retains 100% of the insurance risk on business written and renewed by the Company, on and after the effective date. The Company recognized fees totaling $60,000 and $15,000 for the years ended December 31, 2004 and 2003, respectively, related to these agreements, which are included in general insurance expenses in the consolidated statements of operations and comprehensive income (loss). In addition, the Company is required to maintain a trust deposit equal to 105% of statutory reserves at the end of each calendar quarter. As of December 31, 2004, the Company was required to maintain a trust deposit of at least $8.1 million.

The Company entered into a coinsurance agreement in 1999, under which it ceded an existing block of outstanding claims related to a program that provided long-term disability coverage to certain professional associations. The Company recorded a reinsurance recoverable totaling $16,139,391 and $17,497,776 at December 31, 2004 and 2003, related to this block of ceded claims.

7.	Income Taxes

The components of the income tax provision (benefit) for the years ended December 31, 2004, 2003, and 2002 are as follows:

	2004	2003	2002
Current tax expense (benefit)	$222,506	$51,830	$(134,916)
Deferred tax expense (benefit)	789,170	657,441	(926,376)

Income tax expense (benefit)	$1,011,676	$709,271	$(1,061,292)

In addition to the income tax provision (benefit), the net deferred tax asset increased (decreased) by $823,320, $121,312, and $(699,405) in 2004, 2003, and 2002, respectively, as a result of changes in the unrealized gains and losses on the Company’s fixed income securities. The tax effect of these items is recorded directly to accumulated other comprehensive income, which is a component of equity.

The provision (benefit) for income taxes for the years ended December 31, 2004, 2003, and 2002 is as follows:

	2004	2003	2002
Income tax expense (benefit) at statutory rate	$950,418	$729,659	$(1,118,995)
Interest related to IRS audit	—	(76,184)	—
Other	61,258	55,796	57,703

Income tax expense (benefit)	$1,011,676	$709,271	$(1,061,292)

Educators Mutual Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

	2004	2003
Deferred tax assets:
Other than temporary investment impairments	$227,018	$727,559
Capital loss carry over	206,453	63,956
Benefit plan liabilities	600,156	618,930
Asset impairments	237,317	314,568
Accident and health reserve discounting	137,095	131,833
Deferred gain on sale of office building	136,866	176,212
Federal net operating loss carry forward	—	337,296
State net operating loss carry forward	3,817,984	3,492,097
Alternative minimum tax credits	586,388	538,409
Other	195,592	283,396

Total deferred tax assets before valuation allowance	6,144,869	6,684,256
Valuation allowance	(3,817,984)	(3,492,097)

Total deferred tax assets	2,326,885	3,192,159
Deferred tax liabilities:
Unrealized gain on investments	1,268,954	2,092,274
Depreciation and amortization	283,706	432,663
Unrealized gains on equity call options	200,437	126,550
Market discount	87,139	88,173

Total deferred tax liabilities	1,840,236	2,739,660

Net deferred tax asset	$486,649	$452,499

As of December 31, 2004, IBSi had state net operating loss carryforwards totaling $11,229,366, of which $4,972,675 begins to expire in 2021. A valuation allowance has been recorded against these state net operating loss carryforwards.

The net deferred tax asset has not been reduced by a valuation allowance because management believes that, while it is not assured, it is more likely than not that the Company will generate sufficient future taxable income to utilize these net future tax deductions. The amount of the net deferred tax asset considered realizable, however, could be materially reduced in the near term if estimates of future taxable income in the years in which the differences are expected to reverse are decreased.

8.	Benefit Plans

The Company sponsors a non-contributory defined benefit pension plan (the “pension plan”) covering substantially all of its employees. On May 18, 2005, the Company’s Board of Directors approved the freezing of the pension plan effective December 31, 2005. The Company also sponsors a defined benefit postretirement plan (the “postretirement plan”), which provides certain health care and life insurance benefits for retired employees. Current employees may become eligible for these benefits if they reach retirement age while working for the Company and meet certain years of service levels prior to January 1, 2015.

Educators Mutual Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

8.	Benefit Plans, cont.

Life insurance benefits are set at 100% of an employee’s annual salary at the time of retirement, up to a maximum of $175,000, and are reduced to $10,000 by age 70.

Pension costs are funded to the limits specified by the Employee Retirement Income Security Act of 1974, as amended. From time to time, the Company may contribute additional amounts to the pension plan as it deems appropriate, subject to funding limitations. Based on the funded status of the pension plan at December 31, 2004, the Company is not required to make a contribution in 2005, however, the Company expects to contribute approximately $500,000 to the pension plan.

The Company uses a measurement date of December 31 for its plans.

In May 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. 106-2 (“FAS 106-2”), “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”)”. FAS 106-2 superceded FAS 106-1, which previously addressed the accounting implications of the Act. FAS 106-2 provides guidance to sponsors of postretirement medical plans in accounting for, and disclosing, the effects of the Act on a plan’s accumulated postretirement benefit obligation and net postretirement benefit cost. The Act provides a federal subsidy for prescription drug benefits to those plans that meet an “actuarial equivalency” test, which compares a plan’s prescription drug benefit to the prescription drug benefits provided under Medicare Part D. FAS 106-2 is effective for non-public entities that sponsor a plans with less than 100 participants for fiscal years beginning after December 31, 2004, therefore, the benefit obligation at December 31, 2004 and net periodic benefit cost for the year ended December 31, 2004 do not include the effects of the Act.

Management has concluded that the prescription drug benefit provided under the Company’s postretirement medical plan meets the actuarial equivalency test under the Act, however, management is continuing to evaluate whether or not to apply to the federal government for the subsidy. The estimated impact of the subsidy on the Company’s 2005 net periodic benefit cost and the postretirement benefit obligation at December 31, 2005 is approximately $63,000 and approximately $346,000, respectively.

Educators Mutual Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

8.	Benefit Plans, cont.

A reconciliation of changes in the benefit obligation, fair value of plan assets and funded status of the pension plan and the postretirement plan at December 31, 2004 and 2003 is as follows:

	Pension Plan		Postretirement Plan
	2004	2003	2004	2003
Change in benefit obligation:
Benefit obligation at beginning of year	$9,778,845	$9,782,800	$2,582,536	$2,539,813
Service cost	393,991	421,719	16,435	14,105
Interest cost	575,099	553,639	149,522	153,025
Actuarial loss (gain)	201,570	(394,391)	364,241	63,497
Benefits paid	(517,570)	(422,777)	(203,352)	(187,904)
Other	58,339	(162,145)	—	—

Benefit obligation at end of year	10,490,274	9,778,845	2,909,382	2,582,536

Change in plan assets:
Fair value of plan assets at beginning of year	8,683,380	7,438,343	—	—
Actual return on plan assets	591,755	817,814	—	—
Employer contributions	535,000	850,000	203,352	187,904
Benefits paid	(517,570)	(422,777)	(203,352)	(187,904)

Fair value of plan assets at end of year	9,292,565	8,683,380	—	—

Funded status:
Funded status	1,197,709	1,095,465	2,909,382	2,582,536
Unrecognized net actuarial gain	(1,348,688)	(1,192,897)	(784,369)	(447,107)
Unrecognized transition obligation	17,710	20,661	—	—
Unrecognized prior service cost	(226,578)	(238,277)	—	—

Accrued (prepaid) benefit plan liabilities (assets)	$(359,847)	$(315,048)	$2,125,013	$2,135,429

During 2004, the Company increased its pension plan benefit obligation by $58,339 as a result of fully vesting plan participants that were terminated by the Company in the 2003 plan year. During 2003, the Company recognized a partial plan curtailment that decreased the pension plan benefit obligation by $162,145.

The accumulated benefit obligation of the pension plan at December 31, 2004 and 2003 was $8,904,518 and $8,152,511, respectively.

Educators Mutual Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

8.	Benefit Plans, cont.

Benefits paid totaled $517,570, $422,777, and $400,993 for the pension plan and $203,352, $187,904, and $249,092 for the postretirement plan for the years ended December 31, 2004, 2003, and 2002, respectively. The estimated future benefits to be paid over the next ten years are as follows:

	Pension Plan	Postretirement Plan
2005	$395,000	$188,376
2006	459,000	196,519
2007	493,000	210,785
2008	541,000	317,923
2009	643,000	220,315
2010-2014	3,839,000	1,109,542

Total	$6,370,000	$2,243,460

The pension plan’s assets were comprised of the following at December 31, 2004 and 2003:

	2004	2003
Equity securities	$3,210,283	$2,796,775
Fixed income securities	5,797,282	5,886,605
Other	285,000	—

Total	$9,292,565	$8,683,380

The primary investment objective of the pension plan is to achieve maximum rates of return commensurate with safety of principal. The pension plan asset allocation is reviewed annually to determine whether the portfolio mix is within an acceptable range of the target allocation. Target asset allocations are based on asset and liability studies with the goal to enhance the expected return of the pension plan portfolio while maintaining acceptable levels of risk. The target asset allocation for the portfolio is 35% equity securities and 65% fixed income securities.

The expected return on pension plan assets is developed using inflation expectations and risk factors to arrive at a long-term nominal expected return for each asset class. The nominal expected return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return on pension plan assets.

The assumptions used in the measurement of the Company’s benefit obligation are shown in the following table:

	Pension Plan		Postretirement Plan
	2004	2003	2004	2003
Weighted average discount rate	5.75%	6.00%	5.75%	6.00%
Expected long-term rate of return on plan assets	6.50%	6.50%	N/A	N/A
Rate of increase in compensation levels	4.50%	5.00%	4.50%	5.00%

Educators Mutual Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

8.	Benefit Plans, cont.

The following table provides the components of net periodic benefit cost for the pension plan and postretirement plan for the years ending December 31, 2004, 2003, and 2002:

	Pension Plan			Postretirement Plan
	2004	2003	2002	2004	2003	2002
Service cost	$393,991	$421,719	$512,308	$16,435	$14,105	$174,263
Interest cost	575,099	553,639	570,142	149,522	153,025	169,714
Expected return on plan assets	(561,258)	(478,489)	(512,770)	—	—	—
Recognized net actuarial gain	15,282	34,505	35,975	26,979	18,519	22,160
Amortization of transition obligation	(2,951)	(2,951)	(2,951)	—	—	—
Amortization of prior service cost	11,699	11,699	15,492	—	—	—
Other	58,339	77,939	—	—	—	—

Net periodic benefit cost	$490,201	$618,061	$618,196	$192,936	$185,649	$366,137

The assumptions used in the measurement of the Company’s net periodic benefit cost for the pension plan and the postretirement plan are shown in the following table:

	Pension Plan			Postretirement Plan
	2004	2003	2002	2004	2003	2002
Weighted average discount rate	6.00%	6.25%	6.50%	6.00%	6.25%	6.50%
Expected long-term rate of return on plan assets	6.50%	6.50%	7.00%	N/A	N/A	N/A
Rate of increase in compensation levels	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%

At December 31, 2004, the assumed healthcare cost trend rate used in the estimate of the postretirement benefit plan liability was 11.00% for those participants under age 65, with the rate decreasing to 5% in 2011 and thereafter. The assumed healthcare cost trend rate used for those participants over age 65 was 10.00%, with the rate decreasing to 4.00% in 2011 and thereafter.

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the postretirement plan. At December 31, 2004, a one-percentage-point change in the assumed healthcare cost trend rates would have the following effect:

	One-Percentage-Point
	Increase	Decrease
Effect on total of service and interest cost components	$17,248	$(14,597)
Effect on postretirement benefit obligation	269,854	(230,958)

Educators Mutual Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

8.	Benefit Plans, cont.

The Company also sponsors a defined contribution plan covering its eligible employees. Employees are eligible to participate in the defined contribution plan at the beginning of the first calendar quarter after the attainment of age 21. Under the provisions of the defined contribution plan, the Company matches 75% of a participant’s contributions up to 4% of their compensation after one year of service. The Company’s contributions to the defined contribution plan for the years ended December 31, 2004, 2003, and 2002 totaled $120,026, $139,369, and $173,835, respectively.

9.	Commitments and Contingencies

Lease Commitments

The Company leases its office building under a multi-year sale-leaseback agreement entered into in June 2001. The term of the lease is seven years, ending on June 30, 2008. Future minimum lease commitments under the remaining term of the lease are as follows at December 31, 2004:

2005	$253,815
2006	253,815
2007	253,815
2008	126,908

$888,353

The Company incurred rent expense of $253,815, $380,530, and $585,338 for the years ended December 31, 2004, 2003, and 2002. As a result of the sale-leaseback transaction, the Company recognized a gain on the sale of the building of $810,073, which is being amortized on a straight-line basis over the life of the lease. For the years ended December 31, 2004, 2003, and 2002, rent expense, which is included in general insurance expenses in the consolidated statements of operations and comprehensive income (loss), was reduced by $115,725 as a result of the amortization of the gain.

Line of Credit

The Company maintains an unsecured line of credit agreement with a commercial bank in the amount of $5,000,000. Borrowings under the line of credit bear interest at the prime rate less 1/2%. There were no outstanding borrowings under the line of credit at December 31, 2004 or 2003.

Legal Proceedings

The Company, from time to time, may be a defendant in legal proceedings relative to the conduct of its insurance business. Management has concluded that the resolution of any such matters will not have a material effect on the Company’s financial condition or results of operations.

Educators Mutual Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

10.	Segment Information

The Company’s operations are organized into the following segments: group benefits insurance, general agency operations (IBSi), group medical insurance, and corporate/other. The group medical insurance segment has been in run-off since March 2002. The assets of the group benefits insurance and group medical insurance segments, which include the assets of Educators, are not separately identifiable and, therefore, are not allocated or reviewed on a segment basis. The assets of IBSi are separately identifiable and, therefore, are allocated to the general agency operations segment.

Group Benefits Insurance

The group benefits insurance segment consists of the operating results of Educators’ group benefits products, including dental, short and long-term disability, term life and accidental death and dismemberment. Educators’ group benefit products are sold through IBSi and unaffiliated direct general agencies, primarily in the Mid-Atlantic, Southeast, and Midwest regions of the United States.

Group Medical Insurance

The Company’s group medical insurance segment was placed into run-off in 2002. The Company ceased writing new policies in March 2002 and ceased renewing policies in September 2002.

General Agency Operations

The general agency operations segment consists of the operating results of IBSi. IBSi provides marketing and administrative services to group benefit and medical insurance carriers, primarily in the Mid-Atlantic and Southeast regions of the United States. IBSi contracts with insurance carriers to market their products through IBSi’s network of insurance brokers and producers. IBSi earns sales and marketing fee income based on a predetermined percentage of premiums sold with each insurance carrier. IBSi’s total assets were $5,187,510, $7,596,783, and $9,002,878, at December 31, 2004, 2003, and 2002, respectively.

Corporate/Other

The corporate/other segment consists of corporate-related expenses and certain eliminations required to reconcile the segment data to the consolidated statements of operations.

Educators Mutual Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

10.	Segment Information, cont.

	2004
	Group Benefits Insurance	Group Medical Insurance	General Agency Operations	Corporate/ Other	Total
Revenue:
Net premiums earned	$38,752,669	$304,448	$—	$—	$39,057,117
Net investment income	3,617,147	45,304	61,649	—	3,724,100
Net realized investment gains	1,255,351	15,723	—	—	1,271,074
Other revenue	—	—	2,230,023	(1,284,307)	945,716

Total revenue	43,625,167	365,475	2,291,672	(1,284,307)	44,998,007

Expenses:
Claims incurred	27,543,064	(1,611,113)	—	—	25,931,951
General insurance expenses	7,573,212	212,689	—	189,286	7,975,187
Commissions and related expenses	5,919,986	267	—	(1,284,307)	4,635,946
Other expenses	—	—	3,404,231	255,346	3,659,577

Total expenses	41,036,262	(1,398,157)	3,404,231	(839,675)	42,202,661

Income (loss) before income taxes	2,588,905	1,763,632	(1,112,559)	(444,632)	2,795,346
Income tax expense (benefit)	914,660	623,091	(369,076)	(156,999)	1,011,676

Net income (loss)	$1,674,245	$1,140,541	$(743,483)	$(287,633)	$1,783,670

	2003
	Group Benefits Insurance	Group Medical Insurance	General Agency Operations	Corporate/ Other	Total
Revenue:
Net premiums earned	$35,601,825	$6,112,385	$—	$—	$41,714,210
Net investment income	3,907,677	394,370	58,863	—	4,360,910
Net realized investment gains	601,350	60,689	—	—	662,039
Other revenue	—	87,165	2,125,641	(1,234,712)	978,094

Total revenue	40,110,852	6,654,609	2,184,504	(1,234,712)	47,715,253

Expenses:
Claims incurred	24,548,238	830,822	—	—	25,379,060
General insurance expenses	6,869,012	2,226,555	—	357,637	9,453,204
Commissions and related expenses	5,445,676	485,007	—	(1,234,712)	4,695,971
Other expenses	—	308,473	5,203,388	529,101	6,040,962

Total expenses	36,862,926	3,850,857	5,203,388	(347,974)	45,569,197

Income (loss) before income taxes	3,247,926	2,803,752	(3,018,884)	(886,738)	2,146,056
Income tax expense (benefit)	1,088,705	939,818	(1,021,889)	(297,363)	709,271

Net income (loss)	$2,159,221	$1,863,934	$(1,996,995)	$(589,375)	$1,436,785

Educators Mutual Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

10.	Segment Information, cont.

	2002
	Group Benefits Insurance	Group Medical Insurance	General Agency Operations	Corporate/ Other	Total
Revenue:
Net premiums earned	$30,221,530	$64,653,611	$—	$—	$94,875,141
Net investment income	3,365,133	2,175,113	105,137	—	5,645,383
Net realized investment gains	280,120	181,060	—	—	461,180
Other revenue	—	233,048	2,475,939	(2,479,119)	229,868

Total revenue	33,866,783	67,242,832	2,581,076	(2,479,119)	101,211,572

Expenses:
Claims incurred	20,622,068	55,276,887	—	—	75,898,955
General insurance expenses	4,233,860	8,538,815	—	358,666	13,131,341
Commissions and related expenses	4,748,011	5,390,469	—	(2,246,230)	7,892,250
Other expenses	—	1,617,591	5,561,312	401,284	7,580,187

Total expenses	29,603,939	70,823,762	5,561,312	(1,486,280)	104,502,733

Income (loss) before income taxes	4,262,844	(3,580,930)	(2,980,236)	(992,839)	(3,291,161)
Income tax expense (benefit)	724,683	(608,758)	(1,008,422)	(168,795)	(1,061,292)

Net income (loss)	$3,538,161	$(2,972,172)	$(1,971,814)	$(824,044)	$(2,229,869)

11.	Quarterly Financial Data (Unaudited)

	Three Months Ended
2004	March 31	June 30	September 30	December 31
Total revenue	$11,448,711	$11,363,593	$10,749,951	$11,435,752
Income from operations	1,787,798	217,889	189,906	599,753
Net income	1,178,619	141,880	123,780	339,391

	Three Months Ended
2003	March 31	June 30	September 30	December 31
Total revenue	$14,432,694	$11,935,361	$10,591,198	$10,756,000
Income (loss) from operations	428,807	926,133	903,757	(112,641)
Net income (loss)	280,222	684,721	593,662	(121,820)

Educators Mutual Life Insurance Company and Subsidiaries

Notes to Consolidated Financial Statements

For the Three Years Ended December 31, 2004

(expressed in United States Dollars)

12.	Subsequent Events

Demutualization and Merger with Eastern Holding Company, Ltd.

On March 17, 2005, the Company’s Board of Directors approved an Agreement and Plan of Reorganization (the “Agreement”). Under the terms of the Agreement, the Company will convert from a mutual insurance company to a stock insurance company and become a wholly-owned subsidiary of a newly formed holding company, Eastern Insurance Holdings, Inc. (“EIHI”). Immediately after the conversion, EIHI will acquire Eastern Holding Company, Ltd. (“Eastern”) through an exchange of cash and EIHI common stock for 100% of the outstanding capital stock of Eastern. As part of the conversion, EIHI will offer its shares of common stock to eligible members through a subscription offering. Any shares of common stock remaining after the subscription offering will be offered in a community offering. Eligible members are those persons that owned a group insurance policy issued by the Company that was in-force on March 17, 2005 as well as certificate holders (i.e., insured persons) covered under those policies. The plan of conversion from a mutual to a stock company must be filed with and approved by the Pennsylvania Insurance Department. Additionally, the plan of conversion must be approved by an “affirmative vote” of at least two-thirds of the votes cast at a special meeting of the Company’s eligible members.

Sale of IBSi Interest

On September 28, 2005, the Company entered into a Letter of Intent (the “LOI”) for the sale of its interest in IBSi to IBSi’s current Vice President of Sales, a current IBSi Regional Sales Director, and an unaffiliated third party (collectively referred to as the “purchasers”). The sale will be consummated through a cash purchase of $300,000 and is expected to close effective October 31, 2005. Prior to the sale, all inter-company balances between Educators and IBSi will be settled, and any remaining assets and liabilities of IBSi, excluding certain furniture and equipment, will become the property or obligation of Educators. The Company does not expect to recognize a material gain or loss as a result of the sale. Under the terms of the LOI, the purchasers will receive certain furniture and equipment currently owned by IBSi and will have the exclusive right to market Educators’ group benefits products in North and South Carolina and Virginia for the twelve-month period immediately following the closing date of the sale. IBSi will also have the right to market Educators’ products in other states in which it operates, with the exception of Pennsylvania and Maryland. Subsequent to the sale, Educators’ will market and sell its group benefits products through independent brokers and producers in Pennsylvania and Maryland. As of December 31, 2004, IBSi’s assets and liabilities were as follows:

Assets
Cash and cash equivalents	$4,593,860
Amounts due from Educators, net	266,702
Other assets	326,948

Total assets	$5,187,510

Liabilities
Accounts payable and accrued expenses	534,012

Total liabilities	$534,012

Eastern Holding Company, Ltd. and Subsidiaries

June 30, 2005

Eastern Holding Company, Ltd. and Subsidiaries

Consolidated Balance Sheets

As of June 30, 2005 and December 31, 2004

(in thousands, except share data)

	(Unaudited) June 30, 2005	(Unaudited) December 31, 2004
Assets:
Investments:
Fixed income securities, available for sale, at estimated fair value (amortized cost: 2005 - $102,315; 2004 - $80,213)	$102,634	$80,522
Equity securities, available for sale, at estimated fair value (cost: 2005 - $5,976; 2004 - $4,194)	6,201	4,426
Investments in limited partnerships	431	422
Other invested assets	571	620

Total investments	109,837	85,990
Cash and cash equivalents	26,532	35,111
Accrued investment income	952	810
Premiums receivable	26,349	17,780
Deferred acquisition costs	8,152	5,906
Federal income tax receivable	728	264
Reinsurance recoverable on losses and loss adjustment expenses	5,764	3,226
Deferred income taxes	2,629	2,241
Goodwill	779	779
Other assets	2,019	1,452

Total assets	$183,741	$153,559

Liabilities:
Reserves for unpaid losses and loss adjustment expenses	$73,960	$63,144
Unearned premium reserves	40,864	30,573
Accounts payable and accrued expenses	9,896	7,437
Dividends payable	1,830	1,697
Loans payable	522	887
Federal income taxes payable	1,561	—
Junior subordinated debentures	8,007	8,007
Other liabilities	597	126

Total liabilities	137,237	111,871

Shareholders’ Equity:
Series A preferred stock, par value $.01; authorized shares – 3,250; Issued and outstanding – 2,868	—	—
Series B preferred stock par value $.01; authorized shares – 4,750; Issued and outstanding – 3,902	—	—
Common capital stock, par value $.01; authorized shares – 18,000; Issued and outstanding – 4,410	—	—
Additional paid-in capital	28,468	28,468
Retained earnings	18,086	13,219
Accumulated other comprehensive (loss) income, net of tax	(50)	1

Total shareholders’ equity	46,504	41,688

Total liabilities and shareholders’ equity	$183,741	$153,559

Eastern Holding Company, Ltd. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

For the six months ended June 30, 2005 and 2004

(in thousands, except share data)

	(Unaudited) 2005	(Unaudited) 2004
Revenue:
Net premiums written	$52,337	$44,518
Change in net unearned premium	(10,291)	(9,133)

Net premiums earned	42,046	35,385
Net investment income	2,013	1,363
Net realized investment gains (losses)	220	735
Equity in gains of limited partnerships	10	27
Other revenue	312	319

Total revenue	44,601	37,829

Expenses:
Losses and loss adjustment expenses incurred	25,698	23,735
Other underwriting expenses	6,435	6,345
Policyholder dividends	91	137
Preferred shareholder dividend expense	133	314
Operating expenses	4,963	4,067
Merger related expenses	648	—

Total expenses	37,968	34,598

Income before income taxes	6,633	3,231
Income tax expense	1,767	459

Net income	4,866	2,772

Other comprehensive (loss) income:
Unrealized holding gains (losses) arising during period, net of taxes	196	(1,710)
Less: Reclassification adjustment for gains included in net income, net of taxes (2005: $75; 2004: $209)	(145)	(526)

Other comprehensive loss	(51)	(1,184)

Comprehensive income	$4,815	$1,588

Income per share:
Basic	$1,103.40	$628.57
Diluted	$363.32	$207.75

Eastern Holding Company, Ltd. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

For the six months ended June 30, 2005 and 2004

(in thousands)

(Unaudited)

	Series A Preferred Stock	Series B Preferred Stock	Common Capital Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Tax	Total
Balance, January 1, 2004	$—	$—	$—	$28,362	$6,787	$212	$35,361
Net income					2,772		2,772
Stock issuances	—			50			50
Other comprehensive loss, net of tax						(1,184)	(1,184)

Balance, June 30, 2004	$—	$—	$—	$28,412	$9,559	$(972)	$36,999

Balance, January 1, 2005	$—	$—	$—	$28,468	$13,219	$1	$41,688
Net income					4,866		4,866
Other comprehensive loss, net of tax						(51)	(51)

Balance, June 30, 2005	$—	$—	$—	$28,468	$18,086	$(50)	$46,504

Eastern Holding Company, Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

For the six months ended June 30, 2005 and 2004

(in thousands)

	(Unaudited) 2005	(Unaudited) 2004
Cash flows from operating activities:
Net income	$4,866	$2,772
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized gains on investments	(220)	(735)
Equity in gains of limited partnerships	(10)	(27)
Benefit for deferred income taxes	(411)	(586)
Changes in operating assets and liabilities:
Premiums receivable	(8,569)	(3,550)
Reinsurance recoverable on paid and unpaid losses and loss adjustment expenses	(2,539)	23
Deferred acquisition costs	(2,246)	(2,162)
Accrued investment income	(142)	77
Reserves for unpaid losses and loss adjustment expenses	10,815	7,173
Accounts payable and accrued expenses	2,623	(333)
Unearned premium reserves	10,291	9,133
Dividends payable	134	329
Other assets	510	(202)
Other liabilities	329	(432)

Net cash provided by operating activities	15,431	11,480

Cash flows from investing activities:
Proceeds from sale or maturity of fixed income securities	10,852	11,277
Proceeds from sale of equity securities	—	2,704
Purchase of fixed income securities	(32,723)	(17,367)
Purchase of equity securities	(1,774)	(2,745)

Net cash used in investing activities	(23,645)	(6,131)

Cash flows from financing activities:
Proceeds from issuance of preferred stock	—	50
Repayment of loans payable	(365)	(281)

Net cash used in financing activities	(365)	(231)

Net (decrease) increase in cash and cash equivalents	(8,579)	5,118
Cash and cash equivalents, beginning of year	35,111	28,067

Cash and cash equivalents, end of year	$26,532	$33,185

Cash paid during the period for:
Interest	$318	$330
Income taxes	$1,091	$1,116

Eastern Holding Company, Ltd. and Subsidiaries

Condensed Notes to Consolidated Financial Statements (Unaudited)

For the six months ended June 30, 2005

1.	General

The accompanying interim unaudited consolidated financial statements include the accounts of Eastern Holding Company, Ltd. (“Eastern Holding”) and its wholly-owned subsidiaries (collectively, “the Company”), Global Alliance Holdings, Ltd. (“Global Alliance”), Global Alliance Statutory Trust I (“Trust I”), Eastern Services Corporation, Eastern Alliance Insurance Company (“Eastern Alliance”), Allied Eastern Indemnity Company (“Allied Eastern”), Eastern Re Ltd., S.P.C. (“Eastern Re”) and Employers Alliance, Inc. (“Employers Alliance”).

Eastern Holding is a holding company incorporated as an exempt company under the Companies Law of the Cayman Islands on March 19, 1997 and commenced operations on July 15, 1997. The Company has received an undertaking from the Cayman Islands Government exempting it from all local income, profits and capital gains taxes until April 15, 2017. No such taxes are levied in the Cayman Islands at the present time.

The Company, through its subsidiaries, operates in four distinct segments: primary workers’ compensation insurance, specialty reinsurance, segregated portfolio cell reinsurance, and third party administrative services.

Workers’ Compensation Insurance

Workers’ compensation insurance is underwritten through Eastern Alliance and Allied Eastern, both Pennsylvania domiciled insurance companies, which provide workers’ compensation insurance coverage to small and medium sized businesses in rural and suburban Pennsylvania.

Specialty Reinsurance

Specialty reinsurance is underwritten through Eastern Re, a Cayman domiciled reinsurer. Eastern Re participates in reinsurance treaties with an unaffiliated insurance company related primarily to an underground storage tank program and a non-hazardous waste transportation product.

Segregated Portfolio Cell Reinsurance

The Company provides a variety of services to self-insured workers’ compensation plans including program design, fronting, claims adjusting, investment management and cell rental services at Eastern Re. The primary insurance coverage for the segregated portfolio cell program is underwritten by Eastern Alliance and Allied Eastern and ceded 100 percent to Eastern Re.

Corporate/Third Party Administration

Employers Alliance provides claims adjusting and risk management services for self-insured workers’ compensation and property and casualty plans.

These segments are more fully described in Note 4.

Eastern Holding Company, Ltd. and Subsidiaries

Condensed Notes to Consolidated Financial Statements (Unaudited)

For the six months ended June 30, 2005

2.	Significant Accounting Policies

Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Eastern Holding and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. It is management’s opinion that the financial statements include adjustments, including normal recurring accruals, considered necessary for a fair presentation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s most significant estimate is the reserves for unpaid losses and loss adjustment expenses. Actual results may differ from these estimates.

Investments

The Company’s investments in fixed income and equity securities are considered to be “available for sale.” Available for sale securities are reported at fair value with the change in unrealized appreciation (depreciation) credited or charged directly to other comprehensive income (loss), net of applicable income taxes. Fair value represents the quoted market price of the security provided by either independent pricing services, or when such prices are not available, by reference to broker or underwriter bid indications.

The Company maintains investments in limited partnerships, which are principally comprised of non-registered investment companies investing solely in publicly-traded securities. These investments are accounted for on an equity basis, which management believes approximates fair value. Changes in the value of the Company’s interest in limited partnership investments are included in equity in losses of limited partnerships in the accompanying consolidated statement of operations and comprehensive income.

The fair value of all investments is subject to various market fluctuations, which include changes in equity markets, interest rate environment and general economic conditions. Net investment income includes interest and dividend income together with amortization of market premiums and accretion of discounts and is net of investment management and custody fees.

Realized gains or losses on sales of investments are determined on the specific identification method and include adjustments to the net realizable value of investments for declines in value that are considered by management to be other than temporary. Any subsequent increase or decrease in an investment’s market value is reported as an adjustment to other comprehensive income (loss).

Premiums

Premiums, including estimates of additional premiums resulting from audits of insureds’ records, are generally recognized as written upon inception of the policy. Premiums written are primarily earned on a daily pro rata basis over the terms of the policies to which they relate. Accordingly, unearned

Eastern Holding Company, Ltd. and Subsidiaries

Condensed Notes to Consolidated Financial Statements (Unaudited)

For the six months ended June 30, 2005

premiums represent the portion of premiums written which is applicable to the unexpired portion of the policies in force.

Reinsurance premiums assumed are estimated based on information provided by ceding companies. The information used in establishing these estimates is reviewed and subsequent adjustments are recorded in the period in which they are determined. These premiums are earned over the terms of the related reinsurance contracts.

Policy Acquisition Costs

Policy acquisition costs consist of commissions and premium taxes that vary with and are primarily related to the production of premium. Acquisition costs are deferred and amortized over the period in which the related premiums are earned. Deferred policy acquisition costs are limited to the estimated amounts recoverable after providing for losses and loss adjustment expenses that are expected to be incurred based upon historical and current experience. Anticipated investment income is considered in determining recoverability.

Reserves for Unpaid Losses and Loss Adjustment Expenses

A liability is established for the estimated unpaid losses and loss adjustment expenses of the Company under the terms of, and with respect to, its policies and agreements and includes amounts determined on the basis of claims adjusters’ evaluations and an amount based on past experience for losses incurred but not reported. Such liabilities are necessarily based on estimates, and while management believes that the recorded amount is reasonable, the ultimate liability may be in excess of, or less than, the amount provided. The methods of determining such estimates and establishing the resulting reserves are reviewed continuously and any adjustments resulting therefrom, including the effects of discounting, are reflected in current operations. Future developments may result in losses and loss expenses significantly greater or less than the reserve provided. Although considerable variability is inherent in such estimates, management believes that the reserves for unpaid losses and loss adjustment expenses are reasonable.

Reinsurance

In the ordinary course of business, the Company assumes and cedes reinsurance with other insurance companies. These arrangements provide greater diversification of business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve the Company of its obligation to its insureds.

The reinsurance recoverable for unpaid losses and loss adjustment expenses includes the balances due from reinsurance companies for unpaid losses and loss adjustment expenses that will be recovered from reinsurers, based on contracts in force.

Dividends to Policyholders

Eastern Alliance and Allied Eastern issue certain workers’ compensation insurance policies with dividend payment features. These policyholders share in the favorable operating results of their respective policies in the form of dividends. Dividends to policyholders are accrued during the period in which the related premiums are earned and are determined based on the terms of the individual policies.

Eastern Holding Company, Ltd. and Subsidiaries

Condensed Notes to Consolidated Financial Statements (Unaudited)

For the six months ended June 30, 2005

Goodwill

Goodwill represents the excess of the cost of acquisitions over the tangible net assets acquired. The Company reviews the recoverability of its goodwill whenever events or changes in circumstances indicate that the carrying amounts of the goodwill may not be recoverable. In connection with such review, the Company evaluates the operating results of the underlying businesses that gave rise to the goodwill. Any impairment identified through the assessment would require that the carrying value of the goodwill be adjusted. Management has determined that goodwill is not impaired as of June 30, 2005.

Assessments

Eastern Alliance and Allied Eastern are subject to state guaranty fund assessments in the Commonwealth of Pennsylvania, which provide for the payment of covered claims or to meet other insurance obligations from insurance company insolvencies. The Company’s assessments consist primarily of charges from the Workers’ Compensation Security Fund of Pennsylvania (“Security Fund”). Expense for guaranty fund assessments is recognized when an insolvency has taken place, the amount of the related assessment is reasonably estimable and the event obligating Eastern Alliance and Allied Eastern to pay (the writing of premiums) has taken place.

Concentration of Credit Risk

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and short-term investments, premiums in course of collection, investments and balances recoverable from reinsurers. Insureds primarily consist of commercial businesses. No one insured accounted for a significant amount of premiums earned or premiums receivable in 2005.

Income Taxes

Eastern Holding and Eastern Re have received an undertaking from the Cayman Islands Government exempting them from all local income, profits and capital gains taxes until April 15, 2017 and October 14, 2006, respectively. No such taxes are levied in the Cayman Islands at the present time. The Company intends to conduct its activities so as not to be subject to taxation in other jurisdictions. As of result of the above matters, the Company has not recorded a tax liability or expense in the accompanying consolidated financial statements related to Eastern Holding or Eastern Re. There can be no assurance that there will not be changes in the applicable laws, regulations or treaties, which might require the Company to change the way it operates or become subject to taxation in other jurisdictions in the future.

Global Alliance, Eastern Services, Eastern Alliance, Allied Eastern, and Employers Alliance are subject to income taxes imposed by United States authorities and file United States federal income tax returns. In addition, Employers Alliance, Eastern Services and Global Alliance are subject to Pennsylvania state income taxes. The Company is not subject to taxation other than as stated above.

Cash Flow Information

Purchases and sales or maturities of short-term investments are recorded net for purposes of the statements of cash flows and are included with fixed maturities.

Eastern Holding Company, Ltd. and Subsidiaries

Condensed Notes to Consolidated Financial Statements (Unaudited)

For the six months ended June 30, 2005

Other Revenues

Other revenues primarily include service revenues related to claims administration and risk management services provided by Employers Alliance. Claims administration and risk management service revenue is earned over the term of the related contracts in proportion to the actual services rendered.

Comprehensive Income

Comprehensive income includes all changes in total shareholders’ equity during the reporting period. Other comprehensive income includes those revenues, expenses, gains and losses that are included in comprehensive income, but not net income.

3.	Commitments and Contingencies

Real Estate Lease

On February 8, 2002, the Company entered into a 15 year, non-cancelable lease for office space in Lancaster, Pennsylvania. The Company occupied the building on November 1, 2002, at which time lease payments of approximately $29,000 per month commenced. The monthly lease payment is fixed for a period of 5 years. Monthly lease payments for years 6 through 15 will be negotiated at the end of year 5 and will be based on current market conditions at that time.

Concentrations of Credit Risk

The investment portfolio is managed following standards of diversification. Specific provisions limit the allowable holdings of a single issue and issuers. The Company believes that there are no significant concentrations of credit risk associated with its investments.

Line of Credit

The Company maintains a $2.5 million uncollateralized line of credit facility for general corporate purposes at Global Alliance. At June 30, 2005, the available line under this facility was $2.0 million.

Legal Proceedings

The Company is subject to legal proceedings and claims that arise in the ordinary course of its business and have not been finally adjudicated. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company’s management, based upon the information available at this time, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the results of operations or financial condition of the Company.

Other

During 1997, the Company issued 500 stock options to a related party broker. The options are exercisable at a price of $1,000 per share. The options are non-forfeitable and were fully vested at the date of grant. The Company estimated the fair value of such options to be $1.1 million at the date of grant. The Company recorded compensation expense of $565,000 at the date of grant. As of June 30, 2005, all 500 options remain outstanding.

Eastern Holding Company, Ltd. and Subsidiaries

Condensed Notes to Consolidated Financial Statements (Unaudited)

For the six months ended June 30, 2005

4.	Segment information

The Company’s operations are organized into the following segments:

Workers’ Compensation Insurance

Workers’ compensation insurance is underwritten through Eastern Alliance and Allied Eastern, both Pennsylvania domiciled insurance companies, which provide insurance coverage to small and medium-sized businesses in rural and suburban Pennsylvania. Eastern Alliance and Allied Eastern offer a complete line of workers’ compensation products to the Pennsylvania small business market. Programs include guaranteed cost and loss sensitive dividend plans. Under the guaranteed cost program, the prospective workers’ compensation policy premium is determined at the beginning of the policy period based on estimated payroll. The loss sensitive dividend plan offers the opportunity of returning a portion of the policyholder’s premium in the form of a dividend based upon loss experience. Eastern Alliance and Allied Eastern distribute their products and services through a statewide network of independent agents. Fronting fees earned by Eastern Alliance and Allied Eastern on the segregated portfolio cell reinsurance business are reported in the Workers’ Compensation Insurance segment.

Specialty Reinsurance

Through its Cayman domiciled reinsurer, Eastern Re, the Company participates in reinsurance treaties with an unaffiliated insurance company related to an underground storage tank insurance program referred to as “EnviroGuard” and a non-hazardous waste transportation product. The EnviroGuard program provides coverage to underground tank owners for third party off-site bodily injury and property damage claims as well as clean-up coverage and first party on-site claims. The EnviroGuard product is distributed by a broker located in Pennsylvania. The broker is a member of the Company’s Board of Directors.

Segregated Portfolio Cell Reinsurance

The Company provides a variety of services to self-insured workers’ compensation plans including program design, fronting, claims adjusting, investment management, and cell rental programs at Eastern Re. Insurance coverage is underwritten by Eastern Alliance and Allied Eastern and ceded 100 percent to Eastern Re. The cell rental structure provides the preferred shareholder the opportunity to retain control of both underwriting profit and investment income derived from the insurance programs. Eastern Re currently provides cell rental facilities and Eastern Alliance and Allied Eastern provide fronting services to 11 customers. Upon termination of the respective agreements with the customers and after settlement of the ultimate liabilities due under the various programs, the preferred shareholders are entitled to receive a profit participation dividend payment from Eastern Re for the remaining underwriting profit, if any, under the cell rental programs. Fronting fees earned by Eastern Alliance and Allied Eastern on the segregated portfolio cell reinsurance business are reported in the Workers’ Compensation Insurance segment. Outstanding loss reserves and unearned premiums under the cell segregated portfolio programs are collateralized by letters of credit provided by the preferred shareholders.

Eastern Holding Company, Ltd. and Subsidiaries

Condensed Notes to Consolidated Financial Statements (Unaudited)

For the six months ended June 30, 2005

Corporate/Third Party Administration

The corporate segment includes the operations of Eastern Holding, Eastern Services and Global Alliance and certain eliminations required to reconcile the segment data to the consolidated statement of operations. Claims adjusting and risk management services for self-insured workers’ compensation and property/casualty plans are provided through Employers Alliance.

The following table summarizes the operations by segment for the six months ended June 30, 2005:

in thousands

2005	Workers’ Compensation Insurance	Specialty Reinsurance	Segregated Portfolio Cell Reinsurance	Corporate/TPA	Total
Revenue:
Net premiums written	$24,375	—	—	—	$24,375
Reinsurance premiums written	—	$8,036	$19,926	—	27,962
Change in net unearned premium	(3,684)	(771)	(5,836)	—	(10,291)

Net premiums earned	20,691	7,265	14,090	—	42,046
Net investment income	1,326	412	164	$111	2,013
Net realized investment gains (losses)	211	(3)	12		220
Equity in gains of limited partnerships	—	10	—		10
Other revenue	—	584	—	(272)	312

Total revenue	22,228	8,268	14,266	(161)	44,601

Expenses:
Losses and loss adjustment expenses incurred	13,656	3,909	8,133	—	25,698
Underwriting expenses	115	2,246	5,569	(1,495)	6,435
Policyholder dividends	91	—	—	—	91
Preferred shareholder dividend expense			330	(197)	133
Other expenses	2,666	260	234	2,451	5,611

Total expenses	16,528	6,415	14,266	759	37,968

Income (loss) before taxes	5,700	1,853	—	(920)	6,633
Income tax expense (benefit)	1,774	—	—	(7)	1,767

Net income (loss)	$3,926	$1,853	$—	$(913)	$4,866

Total assets	$116,949	$34,205	$37,860	$(5,273)	$183,741

Eastern Holding Company, Ltd. and Subsidiaries

Condensed Notes to Consolidated Financial Statements (Unaudited)

For the six months ended June 30, 2005

The following table summarizes the operations by segment for the six months ended June 30, 2004:

in thousands

2004	Workers’ Compensation Insurance	Specialty Reinsurance	Segregated Portfolio Cell Reinsurance	Corporate/TPA	Total
Revenue:
Net premiums written	$20,956				$20,956
Reinsurance premiums written	—	$6,558	$17,003		23,561
Change in net unearned premium	(2,172)	(703)	(6,257)		(9,132)

Net premiums earned	18,784	5,855	10,746		35,385
Net investment income	937	216	108	$102	1,363
Net realized investment gains (losses)	614	121	—		735
Equity in gains (losses) of limited partnerships	—	27	—		27
Other revenue	—	403	—	(84)	319

Total revenue	20,335	6,622	10,854	18	37,829

Expenses:
Losses and loss adjustment expenses incurred	14,934	2,624	6,177		23,735
Underwriting expenses	1,023	1,864	4,258	(800)	6,345
Policyholder dividends	137	—	—		137
Preferred shareholder dividend expense			327	(13)	314
Other expenses	2,426	282	92	1,267	4,067

Total expenses	18,520	4,770	10,854	454	34,598

Income (loss) before taxes	1,815	1,852	—	(436)	3,231
Income tax expense (benefit)	507	—	—	(48)	459

Net income (loss)	$1,308	$1,852	$—	$(388)	$2,772

Total assets	$93,614	$26,835	$27,413	$(2,806)	$145,056

5.	Stock Offerings

On April 9, 2002, the Company issued 1,368 shares of Series A Preferred Shares and 3,902 shares of Series B Preferred Shares to two private investors (the investors) for an aggregate price of approximately $15.0 million. On May 1, 2002, the Company issued 1,425 shares of Series A Preferred Shares as a result of a subscription offering to certain existing and new investors. Total proceeds from the offering were $4.1 million. Direct expenses associated with both offerings totaled approximately $950,000 and were recorded as a direct reduction of offering proceeds in the accompanying consolidated statement of changes in shareholders’ equity.

Eastern Holding Company, Ltd. and Subsidiaries

Condensed Notes to Consolidated Financial Statements (Unaudited)

For the six months ended June 30, 2005

Series A Preferred Shares

Each Share is initially convertible into one share of the Company’s Series A Common Shares either at the holder’s option, subject to certain restrictions, or at the Company’s option upon a firm-commitment underwritten public offering. The conversion ratio for one Share into Series A Common Shares is subject to customary anti-dilution adjustments. Further, in the event the book value of one share of Series A Common Shares is less than a Target Book Value, as defined in the Investment Agreement, then the conversion rate is adjusted so that the holders of the Shares shall receive that number of shares of Series A Common Shares for each Series A Preferred Share as would have an aggregate book value equal to the Target Book value; provided, however, that in no event will the conversion ratio ever exceed 1.30 by reason of such Target Book Value adjustment.

Series B Preferred Shares

The Series B Preferred Shares have, and are treated as one class with respect to, all of the rights, preferences and privileges of the Series A Preferred Shares except with respect to voting rights and conversion rights. With respect to conversion rights, the Series B Shares are convertible into shares of the Company’s Series B Common Shares.

6.	Junior Subordinated Debentures

On May 15, 2003, Trust I, a business trust subsidiary formed by Global Alliance, issued $8.0 million of fixed/floating rate trust preferred securities “Trust Preferred Securities”. These securities have a thirty-year maturity, with a provision that allows the Company to call these securities at par after five years from the date of issuance. Cash distributions will be paid quarterly in arrears at a rate of 7.35% for a period of five years and will float thereafter at 410 basis points over three-month London Interbank Offered Rates. The Company guarantees all obligations of the Trust I with respect to distributions and payments of these securities.

Proceeds from the sale of these securities by the Trust I were used to acquire $8.0 million of Floating/Fixed Rate Junior Subordinated Deferrable Interest Rate Debentures issued by the Company. These debentures have the same terms with respect to maturity, payments, and distributions, as the fixed/floating rate trust preferred securities issued by the Trust I. The intended use of the proceeds from these debentures is to support growth in the Company’s insurance operations.

On July 1, 2004, the Company adopted SFAS No. 150 (“SFAS 150”), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. The Company’s junior subordinated debentures are classified as a liability on the consolidated balance sheets and the related distributions are recorded as interest expense on the consolidated statements of operations, which is in accordance with SFAS 150. Therefore, the adoption of SFAS 150 had no effect on the Company’s financial statements.

In December 2003, the FASB issued a revision to FASB Interpretation No. 46 (“FIN 46R”), Consolidation of Variable Interest Entities, which is effective no later than the end of the first reporting period that ends after December 15, 2003 for variable interest entities considered special-purpose entities. The Company adopted FIN 46R in the fourth quarter of 2003. As a result, the

Eastern Holding Company, Ltd. and Subsidiaries

Condensed Notes to Consolidated Financial Statements (Unaudited)

For the six months ended June 30, 2005

Company is not permitted to consolidate the Company’s business trust subsidiaries, which in aggregate issued $8.0 million of fixed/floating rate capital securities (“Trust Preferred Securities”). The sole assets of the Company’s business trust subsidiaries are junior subordinated debentures issued by the Company, which have the same terms with respect to maturity, payments and distribution as the Trust Preferred Securities. Previously, the Company classified the Trust Preferred Securities as “company obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures” on its balance sheets. The impact of adopting FIN 46R was to increase junior subordinated debentures and reduce company obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures by $8.0 million at December 31, 2003.

7.	Income Per Share

Shares used as the denominator of the basic and diluted earnings per share were computed as follows:

	2005	2004
Basic shares	4,410	4,410
Dilutive effect of:
Preferred stock	6,770	6,720
Stock options	1,713	1,713
Stock warrants	500	500

Total diluted shares	13,393	13,343

8.	Definitive Agreement

On March 17, 2005, Eastern Holding and Educators Mutual Life Insurance Company (“Educators Mutual”) entered into a definitive agreement and the adoption by Educators Mutual of a related plan of mutual to stock conversion. Under the agreement and the plan, Educators Mutual will convert from mutual to stock form and become a wholly-owned subsidiary of a newly formed holding company. Immediately upon closing, the holding company will exchange cash and holding company common stock for the outstanding shares of stock of Eastern.

The conversion of Educators Mutual and the acquisition of Eastern Holding and its subsidiaries by the holding company are subject to the prior written approval of the Pennsylvania Insurance Department (the “Department”). Any approval of the plan of conversion by the Department does not constitute or imply endorsement of the mutual to stock conversion by the Pennsylvania Insurance Commissioner or the Department.

The plan also must be approved by the affirmative vote of at least two-thirds of the votes cast at a special meeting of the eligible members of Educators Mutual. As defined in the plan, an eligible member of Educators Mutual is the owner of any policy in force on the date of the adoption of the plan, and any certificate holder (i.e., insured) under such policies. Educators Mutual adopted the plan on March 17, 2005.

Eastern Holding Company, Ltd. and Subsidiaries

Condensed Notes to Consolidated Financial Statements (Unaudited)

For the six months ended June 30, 2005

All holders of Educators Mutual policies issued and in force on March 17, 2005, and certificate holders under those policies are eligible members and will have the first right to purchase holding company common stock in a subscription offering. Shares not subscribed for in the subscription offering will be offered to the general public in a community offering conducted concurrently with the subscription offering, with preference given to residents of Lancaster County, Pennsylvania.

The aggregate purchase price of holding company common stock to be sold in the subscription and community offerings will be based upon an independent appraisal of Educators Mutual. The appraisal will reflect the estimated consolidated pro forma market value of Educators Mutual as a subsidiary of the holding company. A preliminary appraisal will be part of the application filed with the Department. This appraisal will be updated prior to the offering to reflect more current financial information.

Completion of the conversion also is conditioned upon the simultaneous acquisition of Eastern Holding and its subsidiaries by the holding company. Pursuant to the agreement dated March 17, 2005, Eastern Holding and its subsidiaries will merge with a subsidiary of the holding company and thereby become a wholly owned subsidiary of the holding company. Eastern Holding shareholders will receive a per share purchase price in cash and holding company common stock equal to 1.28 times Eastern Holding’s fully diluted September 30, 2005 book value, subject to a limited adjustment to reflect any extraordinary fluctuation in the value of Eastern Holding’s investment portfolio at that date. The parties expect to close the transaction in late 2005 or early 2006, and the agreement contains a mechanism for adjusting the price if closing is delayed. The holding company stock issued in the merger will be valued at the price per share at which the shares are offered in the subscription offering. The parties intend to apply for listing of the holding company common stock on the NASDAQ stock market.

Eastern Holding Company, Ltd. and Subsidiaries

Index

December 31, 2004, 2003 and 2002

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Eastern Holding Company, Ltd. and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Eastern Holding Company, Ltd. and Subsidiaries (the ”Company”) at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ Pricewaterhouse Coopers LLP

February 28, 2005, except for

Note 17, which is dated

March 17, 2005

Eastern Holding Company, Ltd. and Subsidiaries

Consolidated Balance Sheets

December 31, 2004 and 2003

(in thousands, except share data)

	2004	2003
Assets:
Investments:
Fixed income securities, available for sale, at estimated fair value (amortized cost: 2004 - $80,213; 2003 - $61,375)	$80,522	$62,163
Equity securities, available for sale, at estimated fair value (cost: 2004 - $4,194; 2003 - $3,659)	4,426	3,700
Investments in limited partnerships	422	350
Other invested assets	620	508

Total investments	85,990	66,721
Cash and cash equivalents	35,111	28,067
Accrued investment income	810	613
Premiums receivable	17,780	21,865
Deferred acquisition costs	5,906	4,918
Federal income tax receivable	264	1,340
Reinsurance recoverable on unpaid losses and loss adjustment expenses	2,850	2,084
Reinsurance recoverable on paid losses and loss adjustment expenses	376	288
Deferred income taxes	2,241	1,710
Goodwill	779	779
Other assets	1,452	1,700

Total assets	$153,559	$130,085

Liabilities:
Reserves for unpaid losses and loss adjustment expenses	$63,144	$45,141
Unearned premium reserves	30,573	27,898
Accounts payable and accrued expenses	7,437	10,697
Dividends payable	1,697	1,052
Loans payable	887	1,462
Junior subordinated debentures	8,007	8,007
Other liabilities	126	467

Total liabilities	111,871	94,724

Shareholders’ Equity:
Series A preferred stock, par value $.01; authorized shares – 3,250; Issued and outstanding – 2,868
Series B preferred stock par value $.01; authorized shares – 4,750; Issued and outstanding – 3,902
Common capital stock, par value $.01; authorized shares – 18,000; Issued and outstanding – 4,410
Additional paid-in capital	28,468	28,362
Retained earnings	13,219	6,787
Accumulated other comprehensive income, net of tax	1	212

Total shareholders’ equity	41,688	35,361

Total liabilities and shareholders’ equity	$153,559	$130,085

The accompanying notes are an integral part of the consolidated financial statements.

Eastern Holding Company, Ltd. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

Years Ended December 31, 2004, 2003 and 2002

(in thousands, except per share data)

	2004	2003	2002
Revenue:
Net premiums written	$78,182	$64,317	$48,162
Change in net unearned premium	(2,675)	(7,159)	(7,639)

Net premiums earned	75,507	57,158	40,523
Net investment income	3,081	2,195	1,371
Net realized investment gains (losses)	711	885	(468)
Equity in gains (losses) of limited partnerships	71	62	(182)
Other revenue	635	737	876

Total revenue	80,005	61,037	42,120

Expenses:
Losses and loss adjustment expenses incurred	49,811	42,336	27,505
Amortization of deferred policy acquisition costs	4,919	3,795	2,254
Underwriting expenses	7,846	6,375	3,828
Policyholder dividends	174	169	362
Segregated portfolio cell preferred dividends	641	(81)	480
Operating expenses	7,997	6,944	5,747
Interest expense	656	456	117

Total expenses	72,044	59,994	40,293

Income before income taxes	7,961	1,043	1,827
Income tax expense (benefit)	1,529	(660)	304

Net income	6,432	1,703	1,523

Other comprehensive (loss) income:
Unrealized holding gains arising during period, net of taxes (2004: $164, 2003: $221, 2002: $113)	270	661	313
Less: Reclassification adjustment for (gains) losses included in net income, net of taxes (2004: $229, 2003: $265, 2002: $(115))	(481)	(620)	353

Other comprehensive (loss) income	(211)	41	666

Comprehensive income	$6,221	$1,744	$2,189

Income per share:
Basic	$1,458.50	$386.17	$345.35
Diluted	$481.14	$127.67	$137.82

The accompanying notes are an integral part of the consolidated financial statements.

Eastern Holding Company, Ltd. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

Years Ended December 31, 2004, 2003 and 2002

(in thousands)

	Series A Preferred Stock	Series B Preferred Stock	Common Capital Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net of Tax	Total
Balance, January 1, 2002	$—	$—	$—	$10,157	$5,824	$(495)	$15,486
Net income	—	—	—	—	1,523	—	1,523
Stock issuances	—	—	—	18,181	—	—	18,181
Divestiture of private equity securities	—	—	—	—	(2,263)	—	(2,263)
Other comprehensive income, net of tax	—	—	—	—	—	666	666

Balance, December 31, 2002	$—	$—	$—	$28,338	$5,084	$171	$33,593
Net income	—	—	—	—	1,703	—	1,703
Stock issuances	—	—	—	24	—	—	24
Other comprehensive income, net of tax	—	—	—	—	—	41	41

Balance, December 31, 2003	—	—	—	28,362	6,787	212	35,361
Net income	—	—	—	—	6,432	—	6,432
Stock issuances	—	—	—	106	—	—	106
Other comprehensive income, net of tax	—	—	—	—	—	(211)	(211)

Balance, December 31, 2004	$—	$—	$—	$28,468	$13,219	$1	$41,688

The accompanying notes are an integral part of the consolidated financial statements.

Eastern Holding Company, Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2004, 2003 and 2002

(in thousands)

	2004	2003	2002
Cash flows from operating activities:
Net income	$6,432	$1,703	$1,523
Adjustments to reconcile net income to net cash provided by operating activities:
Net realized (gains) losses on investments	(711)	(885)	468
Equity in (gains) losses of limited partnerships	(71)	(62)	182
Benefit for deferred income taxes	(466)	(746)	(141)
Changes in operating assets and liabilities:
Premiums receivable	1,363	(5,867)	(4,593)
Reinsurance recoverable on paid and unpaid losses and loss adjustment expenses	(854)	(711)	(1,472)
Deferred acquisition costs	(988)	(1,124)	(1,540)
Accrued investment income	(197)	(200)	(166)
Reserves for unpaid losses and loss adjustment expenses	18,004	18,887	11,835
Accounts payable and accrued expenses	(1,103)	5,998	616
Unearned premium reserves	2,675	7,159	7,423
Dividends payable	645	(375)	(60)
Federal income taxes receivable	1,358	(996)	(927)
Other assets	247	(406)	(79)
Other liabilities	202	361	(19)

Net cash provided by operating activities	26,536	22,736	13,050

Cash flows from investing activities:
Proceeds from sale or maturity of fixed income securities	20,157	25,220	4,945
Proceeds from sale of equity securities	2,704	1,079	—
Proceeds from sale of investments in limited partnerships	—	1,188	—
Purchase of fixed income securities	(38,879)	(51,021)	(25,653)
Purchase of equity securities	(3,006)	(2,486)	—

Net cash used in investing activities	(19,024)	(26,020)	(20,708)

Cash flows from financing activities:
Proceeds from trust preferred security offering	—	8,007	—
Proceeds from issuance of preferred stock	107	24	18,181
Proceeds from borrowing under line of credit	—	—	887
Repayment of loans payable	(575)	(516)	(2,190)

Net cash (used in) provided by financing activities	(468)	7,515	16,878

Net increase in cash and cash equivalents	7,044	4,229	9,220
Cash and cash equivalents, beginning of year	28,067	23,838	14,617

Cash and cash equivalents, end of year	$35,111	$28,067	$23,837

Supplemental disclosure of non-cash operating/financing activities:
Cash paid during the period for income taxes	$1,541	$1,180	$835
Cash paid during the period for interest	$655	$533	$126

The accompanying notes are an integral part of the consolidated financial statements.

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

1.	General

The accompanying consolidated financial statements include the accounts of Eastern Holding Company, Ltd. (“Eastern Holding”) and its wholly-owned subsidiaries (collectively, “the Company”), Eastern Services Corporation (“Eastern Services”), Global Alliance Holdings, Ltd. (“Global Alliance”), Global Alliance Statutory Trust I (“Trust I”), Eastern Alliance Insurance Company (“Eastern Alliance”), Allied Eastern Indemnity Company (“Allied Eastern”), Eastern Re Ltd. S.P.C. (“Eastern Re”), which includes the operations of its specialty reinsurance and segregated portfolio cell reinsurance, and Employers Alliance, Inc. (“Employers Alliance”).

Eastern Holding is a holding company incorporated as an exempt company under the Companies Law of the Cayman Islands. The Company has received an undertaking from the Cayman Islands Government exempting it from all local income, profits and capital gains taxes until April 15, 2017. No such taxes are levied in the Cayman Islands at the present time.

During January 2002, Global Alliance, a United States holding company, was formed. The common stock of Eastern Alliance and Employers Alliance was contributed to Global Alliance by Eastern Holding in exchange for the all of the common stock of Global Alliance.

On January 14, 2002, Allied Eastern was incorporated in the Commonwealth of Pennsylvania as a stock property and casualty company. Allied Eastern is a wholly-owned subsidiary of Global Alliance. On May 16, 2002, Allied Eastern received its Certificate of Authority from the Insurance Department of the Commonwealth of Pennsylvania.

The Company, through its subsidiaries, operates in four distinct segments: primary workers’ compensation insurance, specialty reinsurance, segregated portfolio cell reinsurance, and third party administrative services.

Workers’ Compensation Insurance

Workers’ compensation insurance is underwritten through Eastern Alliance and Allied Eastern, both Pennsylvania domiciled insurance companies, which provides workers’ compensation insurance coverage to small and medium sized businesses in rural and suburban Pennsylvania.

Specialty Reinsurance

Specialty reinsurance is underwritten through Eastern Re, a Cayman domiciled reinsurer. Eastern Re participates in reinsurance treaties with an unaffiliated insurance company related to an underground storage tank program and a non-hazardous waste transportation product.

Segregated Portfolio Cell Reinsurance

The Company provides a variety of services to self-insured workers’ compensation plans including program design, fronting, claims adjusting, investment management and cell rental services at Eastern Re. The primary insurance coverage for the segregated portfolio cell program is underwritten by Eastern Alliance and Allied Eastern and ceded 100% to Eastern Re.

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Corporate/Third Party Administration

Employers Alliance provides claims adjusting and risk management services for self-insured workers’ compensation and property and casualty plans.

These segments are more fully described in Note 13.

2.	Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All significant intercompany accounts and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company’s most significant estimates include reserves for unpaid losses and loss adjustment expenses, current and deferred income taxes, earned but unbilled premium, deferred acquisition costs and return premium under reinsurance contract. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include short-term investments due to mature within three months at the date of issue.

Investments

The Company’s investments in fixed income and equity securities are considered to be “available for sale.” Available for sale securities are reported at estimated fair value with the change in unrealized gain (loss) credited or charged directly to accumulated other comprehensive income (loss), net of applicable income taxes. Estimated fair value represents the quoted market price of the security provided by either independent pricing services.

The Company maintains investments in limited partnerships, which are principally comprised of non-registered investment companies investing solely in publicly traded securities. These investments are accounted for under the equity method, which management believes approximates fair value. Changes in the value of the Company’s interest in limited partnership investments are included in equity in gains (losses) of limited partnerships in the accompanying consolidated statements of operations and comprehensive income.

Other invested assets consisted primarily of investments in private equity securities for which a quoted market value is readily available. The Company’s private equity securities are comprised of privately held companies in the banking industry. These investments are recorded in the accompanying consolidated balance sheets at estimated fair value.

The estimated fair value of all investments is subject to various market fluctuations, which include changes in equity markets, interest rate environment and general economic conditions.

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Net investment income includes interest and dividend income together with amortization of market premiums and accretion of discounts and is net of investment management and custodian fees. Realized gains or losses on investments are determined on the specific identification method. The Company periodically evaluates its investments for other-than-temporary impairment. At the time an investment is determined to be other-than-temporarily impaired, the Company records a realized loss in the consolidated statements of operations and comprehensive income. Any subsequent increase in the investment’s market value would be reported as an unrealized gain.

Premiums

Premiums, including estimates of additional premiums resulting from audits of insureds’ records, are generally recognized as written upon inception of the policy. Premiums written are primarily earned on a daily pro rata basis over the terms of the policies to which they relate. Accordingly, unearned premiums represent the portion of premiums written which is applicable to the unexpired portion of the policies in force. Workers’ compensation premiums are determined based upon the payroll of the insured, the applicable premium rates and, where applicable, an experience based modification factor. An audit of the policyholders’ records is conducted after policy expiration, to make a final determination of applicable premiums. Included with premiums earned is an estimate for earned but unbilled final audit premiums. The Company can estimate earned but unbilled premiums because it keeps track, by policy, of how much additional premium is billed in final audit invoices as a percentage to estimate the probable additional amount that it has earned but not yet billed as of the balance sheet date. Included as a component of net premiums earned in the accompanying consolidated statements of operations and comprehensive income is an estimated accrual for earned, but unbilled premium at December 31, 2004, 2003 and 2002 of approximately $900,000, $900,000 and $1.3 million, respectively, for additional premium resulting from audits of insureds’ records.

Reinsurance premiums assumed are estimated based on information provided by ceding companies. The information used in establishing these estimates is reviewed and subsequent adjustments are recorded in the period in which they are reported. These premiums are earned over the terms of the related reinsurance contracts.

Policy Acquisition Costs

Policy acquisition costs consist of commissions and premium taxes that vary with and are primarily related to the production of premium. Acquisition costs are deferred and amortized over the period in which the related premiums are earned. Deferred policy acquisition costs are limited to the estimated amounts recoverable after providing for losses and loss adjustment expenses that are expected to be incurred based upon historical and current experience. Anticipated investment income is considered in determining recoverability.

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Reserves for Unpaid Losses and Loss Adjustment Expenses

A liability is established for the estimated unpaid losses and loss adjustment expenses (“LAE”) of the Company under the terms of, and with respect to, its policies and agreements and includes amounts determined on the basis of claims adjusters’ evaluations and an amount based on past experience for losses incurred but not reported. The methods of determining such estimates and establishing the resulting reserves are reviewed continuously and any adjustments resulting therefrom, including the effects of discounting, are reflected in current operations. Future developments may result in losses and LAE significantly greater or less than the amount provided. Although considerable variability is inherent in such estimates, management believes that the reserves for unpaid losses and LAE are reasonable.

The Company discounts its liability for unpaid losses and LAE for workers’ compensation claims on a non-tabular basis, using a discount rate of 4%. The discount rate used is based upon Pennsylvania Workers’ Compensation payout patterns for similar blocks of business. The reserves for unpaid losses and LAE have been reduced for the effects of discounting by approximately $1.9 million and $2.0 million at December 31, 2004 and 2003, respectively.

Reinsurance

In the ordinary course of business, the Company assumes and cedes reinsurance with other insurance companies. These arrangements provide greater diversification of business and minimize the net loss potential arising from large risks. Ceded reinsurance contracts do not relieve the Company of its obligation to its insureds. The Company has certain reinsurance contracts that provide for return premium based on the actual loss experience of the written and reinsured business. The Company estimates the amounts to be recorded for return premium based on the terms set forth in the reinsurance agreements and the expected loss experience.

The reinsurance recoverable for unpaid losses and LAE includes the balances due from reinsurance companies for unpaid losses and LAE that are expected to be recovered from reinsurers, based on contracts in force.

The Company performs credit reviews of its reinsurers focusing on, among other things, financial capacity, stability, trends and commitment to the reinsurance business. The Company believes that the amounts receivable from its reinsurers are fully collectible.

Dividends to Policyholders

Eastern Alliance and Allied Eastern issue certain workers’ compensation insurance policies with dividend payment features. These policyholders share in the operating results of their respective policies in the form of dividends. Dividends to policyholders are accrued during the period in which the related premiums are earned and are determined based on the terms of the individual policies. Included in the accompanying consolidated balance sheets as of December 31, 2004 and 2003 are accrued policyholder dividends of $509,000 and $565,000, respectively, related to workers’ compensation insurance policies with dividend payment features. In addition, accrued policyholder dividends include amounts due to insureds participating in the segregated portfolio cell program offered by the Company of $1,187,000 and $487,000 as of December 31, 2004 and 2003, respectively (Note 13).

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Goodwill

All goodwill recognized in the Company’s consolidated balance sheet has been assigned to the workers’ compensation insurance business segment. Goodwill in each reporting unit is tested for impairment at least annually. Management has determined that goodwill is not impaired as of December 31, 2004.

Assessments

Eastern Alliance and Allied Eastern are subject to state guaranty fund assessments in the Commonwealth of Pennsylvania, which provide for the payment of covered claims or to meet other insurance obligations from insurance company insolvencies. The Company’s assessments consist primarily of charges from the Workers’ Compensation Security Fund of Pennsylvania (“Security Fund”). Expense for guaranty fund assessments is recognized when an insolvency has taken place, the amount of the related assessment is reasonably estimable and the event obligating Eastern Alliance and Allied Eastern to pay (the writing of premiums) has taken place.

Concentration of Credit Risk

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and short-term investments, premiums receivable, investments and amounts recoverable from reinsurers.

The investment portfolio is managed following standards of diversification. Specific provisions limit the allowable holdings of a single issue and issuers. The Company believes that there are no significant concentrations of credit risk associated with its investments.

Income Taxes

Deferred tax assets and liabilities result from temporary differences between the amounts recorded in the consolidated financial statements and the tax basis of the Company’s assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance against deferred tax assets is recorded if it is more likely than not, that all or some portion of the benefits related to deferred tax assets will not be realized.

Eastern Alliance and Allied Eastern are not subject to state income taxes; rather, they are subject to premium taxes which are based on a percentage of their net premiums written. Employers Alliance is subject to Pennsylvania state income tax.

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Stock Based Compensation

The Company accounts for stock-based compensation to employees and directors, using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and its related interpretations. Under APB 25, compensation cost for stock based awards is measured as the excess, if any, of the estimated fair value of the underlying stock on the grant date over the employees exercise price of the stock options. FASB 123 requires the proforma disclosure of net income using the fair value method, and provides that the Company may account for the stock-based compensation under APB 25. The following is a reconciliation of the Company’s reported net income and the proforma impact if the Company had accounted for its stock-based compensation using the fair value method prescribed by FASB 123 for the years ended December 31:

(in thousands)	2004	2003	2002
Net income as reported	$6,432	$1,703	$1,523
Proforma impact of FASB 123 – compensation expense	133	107	77

Proforma net income	$6,299	$1,596	$1,446

Proforma income per share:
Basic	$1,428.34	$361.90	$327.89
Diluted	$471.19	$119.64	$130.85

Cash Flow Information

Purchases and sales or maturities of short-term investments are recorded net for purposes of the statements of cash flows and are included with fixed maturities.

Other Revenues

Other revenues primarily include service revenues related to claims handling and risk management services provided by Employers Alliance. Claims handling and risk management service revenue is earned over the term of the related contracts in proportion to the actual services rendered.

Comprehensive Income

Comprehensive income includes all changes in total shareholders’ equity during the reporting period. Other comprehensive income includes those revenues, expenses, gains and losses that are included in comprehensive income, but not net income.

Junior Subordinated Debentures

On July 1, 2004, the Company adopted SFAS No. 150 (“SFAS 150”), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. The Company’s junior subordinated debentures are classified as a liability on

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

the consolidated balance sheets and the related distributions are recorded as interest expense on the consolidated statements of operations, which is in accordance with SFAS 150. Therefore, the adoption of SFAS 150 had no effect on the Company’s financial statements.

In December 2003, the FASB issued a revision to FASB Interpretation No. 46 (“FIN 46R”), Consolidation of Variable Interest Entities, which is effective no later than the end of the first reporting period that ends after December 15, 2003 for variable interest entities considered special-purpose entities. The Company adopted FIN 46R in the fourth quarter of 2003. As a result, the Company is not permitted to consolidate the Company’s business trust subsidiaries, which in aggregate issued $8.0 million of fixed/floating rate capital securities (“Trust Preferred Securities”). The sole assets of the Company’s business trust subsidiaries are junior subordinated debentures issued by the Company, which have the same terms with respect to maturity, payments and distribution as the Trust Preferred Securities. Previously, the Company classified the Trust Preferred Securities as “company obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures” on its balance sheets. The impact of adopting FIN 46R was to increase junior subordinated debentures and reduce company obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures by $8.0 million at December 31, 2003.

Reclassifications

Certain 2003 and 2002 amounts have been reclassified to conform to the 2004 consolidated financial statement presentation.

3.	Statutory Information

Accounting Principles

Eastern Alliance and Allied Eastern prepare statutory financial statements in accordance with accounting practices prescribed or permitted by the Insurance Department of the Commonwealth of Pennsylvania (“Insurance Department”). The Commonwealth of Pennsylvania requires that insurance companies domiciled in Pennsylvania prepare their statutory financial statements in accordance with the National Association of Insurance Commissioners’ (NAIC) Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the Commonwealth of Pennsylvania insurance commissioner. Permitted statutory accounting practices encompass all accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future.

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Financial Information

The statutory financial information for Eastern Alliance and Allied Eastern determined in accordance with practices prescribed or permitted by the Insurance Department was as follows at December 31:

	2004		2003		2002
(in thousands)	Statutory Surplus	Statutory Net Income	Statutory Surplus	Statutory Net Income (Loss)	Statutory Surplus	Statutory Net Income
Eastern Alliance	$24,850	$2,973	$21,550	$(2,230)	$21,190	$802
Allied Eastern	4,226	622	3,630	426	3,124	59

Total	$29,076	$3,595	$25,180	$(1,804)	$24,214	$861

Dividend Restriction

Eastern Alliance and Allied Eastern are subject to various regulatory restrictions, which limit the maximum amount of annual shareholder dividends to be paid. The maximum dividend which Eastern Alliance and Allied Eastern may pay to Global Alliance without prior approval from the Insurance Department is limited to the greater of 10% of statutory surplus or 100% of statutory net income for the most recently filed annual statement. The maximum dividend that may be paid in 2005 without prior approval is $2,973,000 and $622,000 for Eastern Alliance and Allied Eastern, respectively.

Risk-Based Capital

Risk-based capital is designed to measure the acceptable amount of capital an insurer should have based on the inherent risks of the insurer’s business. Insurers failing to meet adequate capital levels may be subject to insurance department scrutiny and ultimately rehabilitation or liquidation. Based on established standards, Eastern Alliance and Allied Eastern maintained surplus in excess of minimum prescribed risk-based capital requirements at December 31, 2004.

Minimum Net Worth – Eastern Re

Eastern Re holds an unrestricted Class “B” insurance license, subject to the provisions of the Cayman Islands Insurance Law, and is required to maintain a minimum net worth of $120,000. As of December 31, 2004, Eastern Re met the minimum net worth requirements.

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

4.	Investments

Fixed Income Securities

The estimated fair value and amortized cost of fixed income securities are as follows:

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
At December 31, 2004
U.S. Government agencies	$8,846	$6	$(123)	$8,729
State, municipalities and political subdivisions	23,449	347	(54)	23,742
Corporate securities	17,748	162	(45)	17,865
Mortgage-backed securities	14,642	100	(72)	14,670
Collateralized mortgage obligations	15,528	65	(77)	15,516

Total bonds	$80,213	$680	$(371)	$80,522

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
At December 31, 2003
U.S. Government agencies	$9,435	$22	$(74)	$9,383
State, municipalities and political subdivisions	17,694	414	(7)	18,101
Corporate securities	11,645	418	(53)	12,010
Mortgage-backed securities	12,274	98	(71)	12,301
Collateralized mortgage obligations	10,327	87	(46)	10,368

Total bonds	$61,375	$1,039	$(251)	$62,163

Mortgage-backed securities consist principally of securities issued by U.S. government agencies and other non-government backed structured securities and carry an “AAA” credit quality rating by the major credit rating agencies. The remainder of the mortgage exposure consists of CMOs (“Collateralized Mortgage Obligations”), the majority of which provide a planned structure for principal and interest payments and carry an “AAA” rating by the major credit rating agencies. Premiums and discounts arising from the purchase of CMOs are treated as yield adjustments over their estimated lives.

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Fixed income securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities could differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

(in thousands)	Amortized Cost	Estimated Fair Value
Less than one year	$4,598	$4,611
One through five years	17,645	17,647
Five through ten years	10,165	10,287
Greater than ten years	17,502	17,662
Mortgage-backed and asset-backed securities	30,303	30,315

Total fixed income securities	$80,213	$80,522

Equity Securities

The estimated fair value and cost of equity securities at are as follows:

(in thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
At December 31, 2004
Equity securities	$4,194	$232	$—	$4,426

(in thousands)
At December 31, 2003
Equity securities	$3,659	$242	$(200)	$3,700

The gross unrealized losses and estimated fair value of investments classified as available-for-sale securities by investment category and length of time an individual security is in a continuous unrealized loss position at December 31, 2004 are as follows:

	Less than 12 months		12 months or more		Total
(in thousands)	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
U.S. Government agencies	$4,341	$(53)	$2,053	$(70)	$6,394	$(123)
State, municipalities and political subdivisions	6,389	(54)	—	—	6,389	(54)
Corporate securities	6,587	(46)	—	—	6,587	(46)
Mortgage-backed securities	1,087	(9)	2,491	(63)	3,578	(72)
Collateralized mortgage obligations	2,393	(26)	2,260	(50)	4,653	(76)

Total temporarily impaired securities	$20,797	$(188)	$6,804	$(183)	$27,601	$(371)

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

At December 31, 2004, the Company held investments in bonds with gross unrealized losses of $371,000. Management has evaluated the unrealized losses in the investments in bonds and determined that they are primarily due to a fluctuation in interest rates and not attributable to credit risk factors. For fixed maturities, losses in market value are viewed as temporary if the bond can be held to maturity and it is the Company’s intent to hold the bonds until they mature.

The net realized gains (losses) on investments and the change in net unrealized gains (losses) on investments for the years ended December 31, 2004 and 2003 is as follows:

Net Realized Gain (Loss) on Investments

(in thousands)	2004	2003	2002
Fixed income securities:
Gross realized gains	$570	$835	$159
Gross realized losses	(93)	(179)	(113)

Net realized gain (loss)	477	656	46

Equity securities:
Gross realized gains	328	268	92
Gross realized losses	(94)	(39)	(390)

Net realized gain (loss)	234	229	(298)

Other invested assets:
Gross realized losses	—	—	(216)

Net realized loss	—	—	(216)

Total net realized gain (loss) on investments	$711	$885	$(468)

The Company periodically evaluates its investments for other-than-temporary impairment. At the time an investment is determined to be other-than-temporarily impaired, the Company records a realized loss in the consolidated statements of operations and comprehensive income. Any subsequent increase in the investment’s market value would be reported as an unrealized gain. For the years ended December 31, the Company recorded the following net realized investment losses for declines in investments that were determined to be other-than-temporary:

(in thousands)	2004	2003	2002
Fixed income securities	$92	$—	$53
Equity securities	94	—	390

Total	$186	$—	$443

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Change in Net Unrealized Gain (Loss) on Investments

The change in net unrealized gain (loss) on investments for the years ended December 31 is as follows:

(in thousands)	2004	2003	2002
Fixed income securities	$(479)	$(430)	$829
Equity securities	191	392	(118)
Other invested assets	12	87	182
Deferred income taxes	65	(8)	(227)

Change in net unrealized gain (loss) on investments, net of tax	$(211)	$41	$666

Net Investment Income

Net investment income for the years ended December 31 was derived from the following sources:

(in thousands)	2004	2003	2002
Fixed income securities	$2,724	$1,950	$1,163
Equity securities	67	42	15
Short-term investments	531	359	310

Gross investment income	3,322	2,351	1,488
Investment expenses	(241)	(156)	(117)

Net investment income	$3,081	$2,195	$1,371

Securities on Deposit

Fixed income securities with an estimated fair value of $2,333,000 and $2,305,000 at December 31, 2004 and 2003, respectively, were on deposit with various regulatory authorities to comply with various Pennsylvania requirements.

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

5.	Reserves for Unpaid Losses and Loss Adjustment Expenses

The reconciliation of activity in reserves for unpaid losses and loss adjustment expenses (“LAE”) for the years ended December 31 is as follows:

(in thousands)	2004	2003	2002
Reserves for unpaid losses and LAE, beginning of year	$45,141	$26,253	$14,418
Less: Reinsurance recoverable on unpaid losses and LAE	2,084	1,366	188

Net reserves for unpaid losses and LAE at beginning of year	43,057	24,887	14,230

Incurred related to workers’ compensation insurance:
Current year, gross of discount	30,145	23,945	16,108
Current year discount	(974)	(964)	(1,388)
Prior years, gross of discount	—	4,307	3,071
Accretion of prior years discount	1,050	1,196	477

Net incurred workers’ compensation losses during the current year	30,221	28,484	18,268

Incurred related to specialty reinsurance:
Current year	5,277	3,497	2,294
Prior year	765	520	1,833

Net incurred specialty reinsurance losses during the current year	6,042	4,017	4,127

Incurred related to segregated portfolio cell reinsurance:
Current year, gross of discount	12,801	8,119	3,520
Current year discount	(453)	(302)	(174)
Prior years, gross of discount	1,030	1,599	1,707
Accretion of prior years discount	170	419	57

Net incurred segregated portfolio cell reinsurance losses during the current year	13,548	9,835	5,110

Net incurred losses during the current year	49,811	42,336	27,505

Paid related to:
Current year	12,564	9,465	6,271
Prior year	20,009	14,701	10,577

Net claim payments during the year	32,573	24,166	16,848

Net reserves for unpaid losses and LAE, end of year	60,295	43,057	24,887
Plus: Reinsurance recoverable on unpaid losses and LAE	2,849	2,084	1,366

Reserves for unpaid losses and LAE, end of year	$63,144	$45,141	$26,253

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Adverse development for the years ended December 31, 2003 and 2002 were $4.3 million and $3.1 million, respectively, and related to an increase in estimated incurred losses and LAE on the Company’s workers’ compensation line of business related to accident years 2002, 2001, 2000 and 1999. The unfavorable prior year development resulted from more difficult than anticipated return-to-work issues with injured workers due to recent economic conditions and actual development exceeding expectations that were based upon industry development factors used in prior years. Furthermore, the accretion of the discount on prior accident years contributed to the unfavorable development.

The Company’s results of operations included an increase in estimated incurred losses and LAE on its specialty reinsurance line of business related to prior accident years of $765,000 and $520,000 for the years ended December 31, 2004 and 2003, respectively. The unfavorable prior year development was the result of changes in estimates as losses emerged at a higher rate than had been originally anticipated when the reserves were estimated. The Company’s 2002 results of operations included an increase in estimated incurred losses and LAE of $1.8 million resulting from late reported claims reported to Eastern Re from the ceding company related to accident years 1999, 2000 and 2001.

The unfavorable prior year development of $1.0 million, $1.6 million, and $1.7 million for the years ended December 31, 2004, 2003 and 2002, respectively, related to the segregated portfolio cell business was the result of more difficult than anticipated return-to-work issues with injured workers due to recent economic conditions and actual development exceeding expectation of the industry development factors used in prior years. Furthermore, the accretion of the discount on prior accident years contributed to the unfavorable development. The unfavorable prior year development on the segregated portfolio cell business is collateralized by letters of credit provided by the segregated portfolio cell preferred shareholders, and therefore had no financial impact on the Company.

The evaluation of the reserve for unpaid losses and LAE related to Eastern Re’s Specialty Reinsurance programs requires that loss development be estimated over an extended period of time without the benefit of credible, historical development patterns. In addition, numerous internal and external factors will affect the ultimate settlements of future claims including, but not necessarily limited to: changes in the cost of remediation, impacts of relevant federal or state legislation, changes in technology and the resulting impact on costs, and reliance on ceding companies to handle claims and remit proper loss information in a timely manner. As the historical loss development data lacks credibility, reliance has been placed on loss development patterns based on industry development patterns judgmentally adjusted to reflect considerations particular to the exposure. The reliance on external benchmarks, while necessary, creates an additional element of uncertainty. While management believes that the amounts recorded for unpaid losses and LAE reserves as of December 31, 2004 are adequate, the ultimate net liability may differ materially from the amount provided.

Management believes that its reserves for unpaid losses and LAE are fairly stated at December 31, 2004. However, estimating the ultimate claims liability is necessarily a complex and judgmental process inasmuch as the amounts are based on management’s informed estimates and judgments using data currently available. As additional experience and data become available regarding claims payment and reporting patterns, legislative developments, regulatory trends on benefit levels for both medical and indemnity payments, and economic conditions, the estimates are revised accordingly. If

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

the Company’s ultimate losses, net of reinsurance, prove to differ substantially from the amounts recorded at December 31, 2004, the related adjustments could have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

6.	Reinsurance

The Company purchases reinsurance to manage various exposures including catastrophe risks. Although reinsurance agreements contractually obligate the Company’s reinsurers to reimburse the Company for the agreed upon portion of its gross paid losses, they do not discharge the primary liability of the Company. The amount for net premiums written and net premiums earned in the consolidated statements of operations and comprehensive income are net of reinsurance. Direct, assumed and ceded amounts for these items for the years ended December 31 are as follows:

(in thousands)	2004		2003		2002
	Written	Earned	Written	Earned	Written	Earned
Direct premiums	$69,894	$67,946	$57,989	$52,294	$43,347	$36,738
Assumed premiums	13,263	12,536	11,471	10,007	8,431	7,401
Ceded premiums	(4,975)	(4,975)	(5,143)	(5,143)	(3,616)	(3,616)

Net premiums	$78,182	$75,507	$64,317	$57,158	$48,162	$40,523

The components of losses and loss adjustment expenses for the years ended December 31 are as follows:

(in thousands)	2004	2003	2002
Direct losses and loss adjustment expenses	$45,063	$40,223	$19,414
Assumed losses and loss adjustment expenses	6,042	4,017	9,237
Ceded losses and loss adjustment expenses	(1,294)	(1,904)	(1,146)

	$49,811	$42,336	$27,505

The Company has a reinsurance contract on workers’ compensation business underwritten by Eastern Alliance and Allied Eastern that provides for the return of ceded premium based on the actual loss experience of the produced and reinsured business. Included in the accompanying consolidated balance sheets for the years ended December 31, 2004 and 2003 is a return premium accrual of approximately $1.6 million and $500,000, respectively, representing management’s best estimate of the amount of return premium due to Eastern Alliance and Allied Eastern based on terms set forth in the reinsurance contract.

7.	Commitments and Contingencies

Lease Commitments

In February 2002, the Company entered into a 15 year, non-cancelable lease for office space in Lancaster, PA, with a related party. The Company occupied the building on November 1, 2002, at which time lease payments of approximately $29,025 per month commenced. The monthly lease payment is fixed for a period of five years. Monthly lease payments for years 6 through 15 will be

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

negotiated at the end of year five and will be based on current market conditions at that time. Total rent expense with respect to this lease for the years ended December 31, 2004, 2003 and 2002, was approximately $348,000, $348,000 and $58,050, respectively.

Legal Proceedings

The Company is subject to legal proceedings and claims that arise in the ordinary course of its business and have not been finally adjudicated. Although there can be no assurance as to the ultimate disposition of these matters, it is the opinion of the Company’s management, based upon the information available at this time, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the results of operations or financial condition of the Company.

Other

The Company has issued 500 stock options to a related party broker. The options are exercisable at a price of $1,000 per share. The options are non-forfeitable and were fully vested at the date of grant. The Company estimated the fair value of such options to be $565,000 at the date of grant. The Company recorded compensation expense of $565,000 at the date of grant. As of December 31, 2004, all 500 options remain outstanding.

8.	Loans Payable

The Company had a 3 year unsecured loan from a local bank in the amount of $1.5 million. The loan had an interest rate of 6.5 percent per year with principal and interest payments due quarterly. Eleven installments of $139,000 were due quarterly with the final payment consisting of any remaining principal and interest. Interest expense of $17,000, $48,000 and $86,000 was recorded in the accompanying consolidated statements of operations and comprehensive income for the years ended December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004 and 2003, $0 and $538,000 was outstanding under the loan, respectively.

In January 2002, the Company obtained an uncollateralized line of credit from a local bank in the amount of $2.5 million. The line of credit bears interest at a rate of LIBOR plus 220 basis points. Interest payments are due monthly. Interest expense of $32,000, $29,000 and $32,000 was recorded in the accompanying consolidated statements of operations and comprehensive income for the years ended December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004 and 2003, $887,000 was outstanding under the line of credit.

9.	Notes Receivable

The Company entered into a loan agreement with an affiliate. The loan, which was due from the affiliate, for the initial principal sum of $200,000, was a non-interest bearing, collateralized by the affiliate’s shares in the Company, and due March 29, 2005. The outstanding balance of the loan was $0 and $114,000 as of December 31, 2004 and 2003, respectively, and is included in other assets in the accompanying consolidated balance sheets.

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

10.	Federal Income Tax

Eastern Holding and Eastern Re have received an undertaking from the Cayman Islands Government exempting them from all local income, profits and capital gains taxes until April 15, 2017 and October 14, 2006, respectively. No such taxes are levied in the Cayman Islands at the present time. The Company intends to conduct its activities so as not to be subject to taxation in other jurisdictions. As of result of the above matters, the Company has not recorded a tax liability or expense in the accompanying consolidated financial statements related to Eastern Holding or Eastern Re. There can be no assurance that there will not be changes in the applicable laws, regulations or treaties, which might require the Company to change the way it operates or become subject to taxation in other jurisdictions in the future.

Global Alliance, Eastern Alliance, Allied Eastern, and Employers Alliance are subject to income taxes imposed by United States authorities and file United States federal income tax returns. In addition, Employers Alliance and Global Alliance are subject to Pennsylvania state income taxes. The Company is not subject to taxation other than as stated above.

The provision for federal income taxes for Global Alliance, Eastern Alliance, Allied Eastern, and Employers Alliance for the years ended December 31 is as follows:

(in thousands)	2004	2003	2002
Expected income tax expense (benefit)	$1,729	$(481)	$487
Tax return adjustment	43	(52)	(13)
Business meals and entertainment	13	8	4
Tax exempt income	(244)	(127)	(52)
Rehabilitation tax credits	—	—	(117)
Other	(12)	(8)	(5)

Provision for federal income taxes	$1,529	$(660)	$304

The provision for federal income taxes is based upon the results of operations of the U.S.-based companies, adjusted primarily for the effect of tax-exempt income.

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

The components of the net deferred tax asset as of December 31 are as follows:

(in thousands)	2004	2003
Deferred tax assets:
Reserves for losses and loss adjustment expenses	$1,268	$811
Unearned premium reserves	1,159	1,138
Policyholder dividends	143	164
Net operating loss carryforward	403	260
Other than temporary declines in securities	36	—
Allowance for doubtful accounts	51	51

Total deferred tax assets	3,060	2,424

Deferred tax liabilities:
Deferred policy acquisition costs	321	349
Rehabilitation tax credits	60	60
Net unrealized gain on investments	211	276
Other	227	29

Total deferred tax liabilities	819	714

Net deferred tax asset	$2,241	$1,710

At December 31, 2004, the Company had a net operating loss (“NOL”) carry forward of $1.2 million, which will expire in years 2022 through 2024. The NOL carry forward, which produces a gross deferred tax asset of $403,000, will be applied to reduce taxable income of the Company

The net deferred tax asset has not been reduced by a valuation allowance because management believes that, while it is not assured, it is more likely than not that Global Alliance, Eastern Alliance, Allied Eastern, and Employers Alliance will generate sufficient future taxable income to utilize these net future tax deductions. The amount of the deferred tax asset considered realizable, however, could be materially reduced in the near term if estimates of future taxable income in the years in which the differences are expected to reverse are decreased.

The components of federal income tax expense (benefit) for Global Alliance, Eastern Alliance, Allied Eastern, and Employers Alliance for the years ended December 31 are as follows:

(in thousands)	2004	2003	2002
Current federal income tax expense	$1,995	$170	$496
Deferred federal income tax benefit	(466)	(830)	(192)

Federal income tax expense (benefit)	$1,529	$(660)	$304

11.	Employee Benefit Plans

The Company has a 401(k) savings plan covering individuals employed for over 1,000 hours per year. The Company matches 100% of the first 3% of salary contributed to the plan. The Company’s

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

savings plan expenses were $51,000, $45,000 and $36,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

On April 9, 2002, the Board of Directors of the Company approved a stock option plan (“Plan”) for employees and directors of the Company and its operating subsidiaries. The Plan provides for awards of non-qualified common stock options of the Company based on the attainment of certain predetermined book value per share performance metrics as detailed in the Plan. Generally, options are granted at a predetermined book value per share, expire ten years from the grant date, and have a five-year vesting period. Total shares available under the Plan are 1,713 and are equally allocated to three tranches. The first tranche of 571 shares was granted to employees, directors, and consultants contemporaneously with the April 9, 2002, closing of the Series A and Series B preferred stock offering (Note 14). 114 shares of the second tranche were granted to employees, directors and consultants on December 31, 2004 and March 31, 2003, respectively. The following is a summary of the stock activity in the Plan for years ended December 31:

	2004
	Share Under Option	Weighted Average Exercise Price
Outstanding at beginning of year	685	$2,891.54
Granted	114	$3,604.10
Exercised	—	—

Outstanding at end of year	799	$2,993.21
Exercisable at year end	346	$2,873.48
Weighted average fair value of options granted during the year	—	$3,604.10
Reserves for future grants	914	—

	2003
	Share Under Option	Weighted Average Exercise Price
Outstanding at beginning of year	571	$2,846,82
Granted	114	$3,115.53
Exercised	—	—

Outstanding at end of year	685	$2,891.54
Exercisable at year end	239	$2,859.19
Weighted average fair value of options granted during the year	—	$3,115.53
Reserves for future grants	1,028	—

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

	2002
	Share Under Option	Weighted Average Exercise Price
Outstanding at beginning of year	—	—
Granted	571	$2,846.82
Exercised	—	—

Outstanding at end of year	571	$2,846.82
Exercisable at year end	114	$2,846.82
Weighted average fair value of options granted during the year	—	$2,846.82
Reserves for future grants	1,142	—

The estimated fair value of stock-based compensation to employees is calculated using option pricing models that are developed to estimate the fair value of freely tradable options without vesting restrictions, which differ from the Company’s stock option program. These models also require subjective assumptions including future stock price volatility and expected time to exercise, which greatly affect the calculated value. The estimated fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the years ended December 31:

	2004	2003	2002
Expected volatility	11.19%	17.23%	32.95%
Risk-free interest rate	3.61%	3.51%	3.81%

The 114 options of the second tranche granted on December 31, 2004 have a total compensation cost of $82,000. Such cost will be recognized by the Company over the vesting period. Compensation cost recognized in 2004 related to these options was $0 since vesting began on December 31, 2004.

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

12.	Income Per Share

Shares used as the denominator of the basic and diluted earnings per share were computed as follows:

	2004	2003	2002
Basic shares	4,410	4,410	4,410
Dilutive effect of:
Preferred stock	6,745	6,717	4,892
Stock options	1,713	1,713	1,248
Stock warrants	500	500	500

Total diluted shares	13,368	13,340	11,051

13.	Segment Information

Workers’ Compensation Insurance

Workers’ compensation insurance is underwritten through Eastern Alliance and Allied Eastern, both Pennsylvania domiciled insurance companies, which provide insurance coverage to small and medium-sized businesses in rural and suburban Pennsylvania. Eastern Alliance and Allied Eastern offer a complete line of workers’ compensation products to the Pennsylvania small business market. Programs include guaranteed cost and loss sensitive dividend plans. Under the guaranteed cost program, the prospective workers’ compensation policy premium is determined at the beginning of the policy period based on estimated payroll. The loss sensitive dividend plan offers the opportunity of returning a portion of the policyholder’s premium in the form of a dividend based upon loss experience. Eastern Alliance and Allied Eastern distribute their products and services through a statewide network of independent agents. Fronting fees earned by Eastern Alliance and Allied Eastern on the segregated portfolio cell reinsurance business are reported in the Workers’ Compensation Insurance segment.

Specialty Reinsurance

Through its Cayman domiciled reinsurer, Eastern Re, the Company participates in reinsurance treaties with an unaffiliated insurance company related to an underground storage tank insurance program referred to as “EnviroGuard” and a non-hazardous waste transportation product. The EnviroGuard program provides coverage to underground tank owners for third party off-site bodily injury and property damage claims as well as clean-up coverage and first party on-site claims. The EnviroGuard product is distributed by a broker located in Pennsylvania. The broker is a member of the Company’s Board of Directors.

Segregated Portfolio Cell Reinsurance

The Company provides a variety of services to self-insured workers’ compensation plans including program design, fronting, claims adjusting, investment management, and cell rental programs at Eastern Re. Insurance coverage is underwritten by Eastern Alliance and Allied Eastern and ceded 100% to Eastern Re. The cell rental structure provides the preferred shareholder the opportunity to retain control of both underwriting profit and investment income derived from the insurance programs. Eastern Re currently provides cell rental facilities and Eastern Alliance and Allied Eastern provide fronting services to 11 customers. Upon termination of the respective agreements with the

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

customers and after settlement of the ultimate liabilities due under the various programs, the preferred shareholders are entitled to receive a profit participation dividend payment from Eastern Re for the remaining underwriting profit, if any, under the cell rental programs. Fronting fees earned by Eastern Alliance and Allied Eastern on the segregated portfolio cell reinsurance business are reported in the Workers’ Compensation Insurance segment. Outstanding loss reserves and unearned premiums under the cell segregated portfolio programs are collateralized by letters of credit provided by the insureds.

Corporate/Third Party Administration

Claims adjusting and risk management services for self-insured workers’ compensation and property/casualty plans are provided through Employers Alliance. The corporate/third party administration (“TPA”) segment includes the operations of Eastern Holding, Eastern Services, Global Alliance and Employers Alliance and certain eliminations required to reconcile the segment data to the consolidated statements of operations and comprehensive income.

The following tables summarize the operations by segment for the years ended December 31:

(in thousands)

2004	Workers’ Compensation Insurance	Specialty Reinsurance	Segregated Portfolio Cell Reinsurance	Corporate/TPA	Total
Revenue:
Net premiums written	$38,898	—	—	—	$38,898
Reinsurance premiums written		$13,263	$26,021	—	39,284
Change in net unearned premium	350	(727)	(2,298)	—	(2,675)

Net premiums earned	39,248	12,536	23,723	—	75,507
Net investment income and realized gains	2,756	566	241	229	3,792
Equity in gains of limited partnerships	—	71	—		71
Other revenue	—	631	—	4	635

Total revenue	42,004	13,804	23,964	233	80,005

Expenses:
Losses and loss adjustment expenses incurred	30,221	6,042	13,548	—	49,811
Other underwriting and acquisition expenses	853	3,984	9,423	(1,495)	12,765
Dividends	174	—	753	(112)	815
Operating and interest expenses	5,220	445	240	2,748	8,653

Total expenses	36,468	10,471	23,964	1,141	72,044

Income (loss) before taxes	5,536	3,333	—	(908)	7,961
Income tax expense (benefit)	1,640	—		(111)	1,529

Net income (loss)	$3,896	$3,333	$—	$(797)	$6,432

Total assets	$100,260	$28,673	$27,106	$(2,480)	$153,559

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(in thousands)

2003	Workers’ Compensation Insurance	Specialty Reinsurance	Segregated Portfolio Cell Reinsurance	Corporate/TPA	Total
Revenue:
Net premiums written	$35,542	—	—	—	$35,542
Reinsurance premiums written	—	$11,471	$17,304	—	28,775
Change in net unearned premium	(4,325)	(1,464)	(1,370)	—	(7,159)

Net premiums earned	31,217	10,007	15,934	—	57,158
Net investment income and realized gains	2,375	512	128	$65	3,080
Equity in gains of limited partnerships	—	62	—	—	62
Other revenue	—	484	—	253	737

Total revenue	33,592	11,065	16,062	318	61,037

Expenses:
Losses and loss adjustment expenses incurred	28,484	4,017	9,835	—	42,336
Other underwriting and acquisition expenses	1,694	3,242	6,408	(1,174)	10,170
Dividends	169	—	(386)	305	88
Operating and interest expenses	4,216	406	205	2,573	7,400

Total expenses	34,563	7,665	16,062	1,704	59,994

Income (loss) before taxes	(971)	3,400	—	(1,386)	1,043
Income tax benefit	(509)	—	—	(151)	(660)

Net income (loss)	$(462)	$3,400	$—	$(1,235)	$1,703

Total assets	$84,414	$25,153	$16,564	$3,954	$130,085

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

(in thousands)

2002	Workers’ Compensation Insurance	Specialty Reinsurance	Segregated Portfolio Cell Reinsurance	Corporate/TPA	Total
Revenue:
Net premiums written	$27,538	—	—	—	$27,538
Reinsurance premiums written	—	$8,431	$12,193	—	20,624
Change in net unearned premium	(3,902)	(1,030)	(2,707)	—	(7,639)

Net premiums earned	23,636	7,401	9,486	—	40,523
Net investment income and realized gains (losses)	662	293	52	$(104)	903
Equity in losses of limited partnerships	—	(182)	—	—	(182)
Other revenue	—	418	—	458	876

Total revenue	24,298	7,930	9,538	354	42,120

Expenses:
Losses and loss adjustment expenses incurred	18,268	4,127	5,110	—	27,505
Other underwriting and acquisition expenses	551	2,404	3,896	(769)	6,082
Dividends	362	—	410	70	842
Operating and interest expenses	3,369	402	122	1,971	5,864

Total expenses	22,550	6,933	9,538	1,272	40,293

Income (loss) before taxes	1,748	997	—	(918)	1,827
Income tax expense	416	—	—	(112)	304

Net income (loss)	$1,332	$997	$—	$(806)	$1,523

Total assets	$62,652	$18,089	$10,726	$(2,365)	$89,102

14.	Stock Offering

On April 9, 2002, the Company issued 1,368 shares of Series A Preferred Shares and 3,902 shares of Series B Preferred Shares to two private investors (the investors) for an aggregate price of approximately $15,000,000. On May 1, 2002, the Company issued 1,425 shares of Series A Preferred Shares as a result of a subscription offering to certain existing and new investors. Total proceeds from the offering were $4,061,000. Direct expenses associated with both offerings totaled approximately $950,000 and were recorded as a direct reduction of offering proceeds in the accompanying consolidated statement of changes in shareholders’ equity.

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

Series A Preferred Shares

Each Share is initially convertible into one share of the Company’s Series A Common Shares either at the holder’s option, subject to certain restrictions, or at the Company’s option upon a firm-commitment underwritten public offering. The conversion ratio for one Share into Series A Common Shares is subject to customary anti-dilution adjustments. Further, in the event the book value of one share of Series A Common Shares is less than a Target Book Value, as defined in the Investment Agreement, then the conversion rate is adjusted so that the holders of the Shares shall receive that number of shares of Series A Common Shares for each Series A Preferred Share as would have an aggregate book value equal to the Target Book value; provided, however, that in no event will the conversion ratio ever exceed 1.30 by reason of such Target Book Value adjustment.

Series B Preferred Shares

The Series B Preferred Shares have, and are treated as one class with respect to, all of the rights, preferences and privileges of the Series A Preferred Shares except with respect to voting rights and conversion rights. With respect to conversion rights, the Series B Shares are convertible into shares of the Company’s Series B Common Shares.

15.	Junior Subordinated Debentures

On May 15, 2003, Trust I, a business trust subsidiary formed by Global Alliance, issued $8 million of fixed/floating rate trust preferred securities “Trust Preferred Securities”. These securities have a thirty-year maturity, with a provision that allows the Company to call these securities at par after five years from the date of issuance. Cash distributions will be paid quarterly in arrears at a rate of 7.35% for a period of five years and will float thereafter at 410 basis points over three-month London Interbank Offered Rates. The Company guarantees all obligations of the Trust I with respect to distributions and payments of these securities.

Proceeds from the sale of these securities by the Trust I were used to acquire $8 million of Floating/Fixed Rate Junior Subordinated Deferrable Interest Rate Debentures issued by the Company. These debentures have the same terms with respect to maturity, payments, and distributions, as the fixed/floating rate trust preferred securities issued by the Trust I. The intended use of the proceeds from these debentures is to support growth in the Company’s insurance operations.

16.	Related Party Transactions

A director of the Company and Eastern Re is also a director and shareholder of the broker that binds the majority of the business for the specialty reinsurance segment.

17.	Definitive Agreement

On March 17, 2005, Eastern Holding and Educators Mutual Life Insurance Company (“Educators Mutual”) entered into a definitive agreement and the adoption by Educators Mutual of a related plan of mutual to stock conversion. Under the agreement and the plan, Educators Mutual will convert from mutual to stock form and become a wholly-owned subsidiary of a newly formed holding

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

company. Immediately upon closing, the newly formed holding company will exchange cash and common stock for the outstanding shares of stock of Eastern Holding.

The conversion of Educators Mutual and the acquisition of Eastern Holding and its subsidiaries by the holding company are subject to the prior written approval of the Pennsylvania Insurance Department (the “Department”).

The plan also must be approved by the affirmative vote of at least two-thirds of the votes cast at a special meeting of the eligible members of Educators Mutual. As defined in the plan, an eligible member of Educators Mutual is the owner of any policy in force on the date of the adoption of the plan, and any certificate holder (i.e., insured) under such policies. Educators Mutual adopted the plan on March 17, 2005.

All holders of Educators Mutual policies issued and in force on March 17, 2005, and certificate holders under those policies are eligible members and will have the first right to purchase holding company common stock in a subscription offering. Shares not subscribed for in the subscription offering will be offered to the general public in a community offering conducted concurrently with the subscription offering.

The aggregate purchase price of holding company common stock to be sold in the subscription and community offerings will be based upon an independent appraisal of Educators Mutual.

Completion of the conversion also is conditioned upon the simultaneous acquisition of Eastern Holding and its subsidiaries by the newly formed holding company. Pursuant to the agreement dated March 17, 2005, Eastern Holding and its subsidiaries will merge with a subsidiary of the holding company and thereby become a wholly owned subsidiary of the newly formed holding company. Eastern Holding shareholders will receive a per share purchase price in cash and holding company common stock equal to 1.28 times Eastern Holding’s fully diluted September 30, 2005 book value, subject to a limited adjustment to reflect any extraordinary fluctuation in the value of Eastern Holding’s investment portfolio at that date. The parties expect to close the transaction in late 2005, and the agreement contains a mechanism for adjusting the price if closing is delayed.

Eastern Holding Company, Ltd. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2004, 2003 and 2002

18.	Quarterly Financial Data (Unaudited)

(in thousands)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004
Income Statement Data:
Total revenues	$17,451	$17,933	$19,385	$20,738
Income before income taxes	1,495	1,736	1,616	3,114
Net income	1,308	1,464	1,443	2,217

(in thousands)
2003
Income Statement Data:
Total revenues	$12,587	$13,916	$14,679	$15,976
Income (loss) before income taxes	1,232	1,487	949	(2,625)
Net income (loss)	1,129	1,193	920	(1,539)

You should rely only on the information contained in this prospectus. Eastern Holdings has not authorized anyone to provide you with information that is different. If the laws of your state or other jurisdiction prohibit Eastern Holdings from offering its common stock to you, then this prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of its common stock. Neither the delivery of this prospectus nor any sale hereunder shall imply that there has been no change in Eastern Holdings’ affairs since any of the dates as of which information is furnished herein or since the date hereof.

The Table of Contents is located on the inside of the front cover of this prospectus.

Eastern Insurance Holdings, Inc.

(Proposed Holding Company for Educators Mutual Life Insurance Company)

UP TO 8,305,556 SHARES OF COMMON STOCK

Prospectus

Keefe, Bruyette & Woods

                    , 2005

Until                     , 2006 or              days after commencement of the community offering, if any, whichever is later, all dealers effecting transactions in Eastern Holdings common stock may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to any unsold allotments or subscriptions.

PART II-INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by us in connection with the registration of our common stock hereunder. All amounts are estimated, except for the SEC registration fee, the NASD filing fee and the NASDAQ listing fee.

SEC registration fee		$9,776

NASD filing fee

NASDAQ listing fee

Legal fees and expenses		*

Accountants’ fees and expenses		*

Financial advisor fees and expenses		*

Blue sky fees and expenses		*

Printing expenses		*

Miscellaneous		*

Total	$	*

*	To be filed by amendment

Item 14.	Indemnification of Directors and Officers

Pennsylvania law provides that a Pennsylvania corporation may indemnify directors, officers, employees and agents of the corporation against liabilities they may incur in such capacities for any action taken or any failure to act, whether or not the corporation would have the power to indemnify the person under any provision of law, unless such action or failure to act is determined by a court to have constituted recklessness or willful misconduct. Pennsylvania law also permits the adoption of a bylaw amendment, approved by shareholders, providing for the elimination of a director’s liability for monetary damages for any action taken or any failure to take any action unless (i) the director has breached or failed to perform the duties of his office and (ii) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

Our bylaws provide for (i) indemnification of our directors, officers, employees and agents and (ii) the elimination of a director’s liability for monetary damages, to the fullest extent permitted by Pennsylvania law unless the director has breached or failed to perform the duties of his or her office under Subchapter B of Chapter 17 of the Pennsylvania Business Corporation Law, and such breach or failure to perform constitutes self-dealing, willful misconduct or recklessness.

Directors and officers also are insured against certain liabilities for their actions, as such, by an insurance policy obtained by us.

Item 15.	Recent Sales of Unregistered Securities

Not Applicable.

Item 16. (a)	Exhibits

Exhibit Number	Description

1.1	Letter Agreements between Educators Mutual Life Insurance Company and Keefe, Bruyette & Woods, Inc., dated March 3, 2005 and March 7, 2005

2.1	Plan of Conversion from Mutual to Stock Organization of Educators Mutual Life Insurance Company adopted March 17, 2005, as amended June 9, 2005

2.2	Agreement and Plan of Reorganization dated March 17, 2005, between and among Educators Mutual Life Insurance Company, Eastern Insurance Holdings, Inc., and Eastern Holding Company, Ltd.

3.1	Articles of Incorporation of Eastern Insurance Holdings, Inc.

3.2	Bylaws of Eastern Insurance Holdings, Inc.

4.1	Form of Stock Certificate of Eastern Insurance Holdings, Inc.*

5.1	Opinion of Stevens & Lee P.C. regarding legality of stock of Eastern Insurance Holdings, Inc. being issued*

8.1	Private letter ruling issued by the Internal Revenue Service*

10.1	Transition Agreement, dated March 4, 2005, between Educators Insurance Company and Alex T. Schneebacher

10.2	Employee Stock Ownership Plan of Eastern Insurance Holdings, Inc.*

10.3	Stock Compensation Plan of Eastern Insurance Holdings, Inc.*

10.4	Employment Agreement, dated March 17, 2005, between Eastern Holding Company, Ltd. and Bruce M. Eckert

10.5	Employment Agreement, dated March 17, 2005, between Eastern Holding Company, Ltd. and Michael L. Boguski

10.6	Employment Agreement, dated March 17, 2005, between Eastern Holding Company, Ltd. and Kevin M. Shook

10.7	Employment Agreement, dated March 17, 2005, between Eastern Holding Company, Ltd. and Robert A. Gilpin

10.8	Employment Agreement, dated March 17, 2005, between Eastern Holding Company, Ltd. and Suzanne M. Emmet

10.9	Reinsurance Trust Agreement, effective October 1, 2003, among Educators Mutual Life Insurance Company, London Life Reinsurance Company and Wachovia Bank N.A.*

10.10	Coinsurance Agreement, effective October 1, 2003, between Educators Mutual Life Insurance Company and London Life Reinsurance Company*

10.11	Stop Loss Reinsurance Agreement, dated October 1, 2003, between London Life International Reinsurance Corporation and Educators Mutual Life Insurance Company*

10.12	Reinsurance Agreement, dated July 1, 1999, between Educators Mutual Life Insurance Company and Hartford Life & Accident Insurance Company*

10.13	Service Agreement, effective May 1, 2001, between Reassure America Life Insurance Company and Educators Mutual Life Insurance Company*

10.14	Excess of Loss Reinsurance Agreement, effective January 1, 2002, as amended by addendums with an effective date of February 1, 2004, between Educators Mutual Life Insurance Company and Swiss Re Life and Health America Inc.*

10.15	Group Life Reinsurance Agreement No. 900108, effective July 1, 1995, as amended by addendums with effective dates of July 1, 1995, March 15, 2000, July 1, 2000, July 1, 2001, March 1, 2002, July 1, 2002, and July 1, 2004, between Educators Mutual Life Insurance Company and Connecticut General Life Insurance Company*

10.16	Agreement for Disability Administrative Services, effective July 1, 2005, between Educators Mutual Life Insurance Company and Disability Reinsurance Management Services, Inc.*

10.17	Quota Share Disability Reinsurance Agreement, effective January 1, 2003, between Educators Mutual Life Insurance Company and Fortis Benefits Insurance Company*

10.18	Interests and Liabilities Contract to the Workers’ Compensation Reinsurance Agreement, effective May 1, 2005, between Eastern Alliance Insurance Company and/or Allied Eastern Indemnity Company and/or Eastern Re Ltd., S.P.C., and Certain Insurance and Reinsurance Companies (Reinsurers have a 28% participation)*

10.19	Interests and Liabilities Contract to the Workers’ Compensation Reinsurance Agreement, effective May 1, 2005, between Eastern Alliance Insurance Company and/or Allied Eastern Indemnity Company and/or Eastern Re Ltd., S.P.C., and Underwriting Members of Lloyd’s (Reinsurers have participations of 45.50% of part 1, 50.50% of part 2 and 45.50% of part 3)*

10.20	Interests and Liabilities Contract to the Workers’ Compensation Reinsurance Agreement, effective May 1, 2005, between Eastern Re Ltd., S.P.C. and/or Eastern Alliance Insurance Company and/or Allied Eastern Indemnity Company, and Certain Insurance and Reinsurance Companies (Reinsurers have participations of 54.50% of part 1, 49.50% of part 2 and 54.50% of part 3)*

10.21	Interests and Liabilities Contract to the Workers’ Compensation Reinsurance Agreement, effective May 1, 2005, between Eastern Alliance Insurance Company and/or Allied Eastern Indemnity Company and/or Eastern Re Ltd., S.P.C., and Underwriting Members of Lloyd’s (Reinsurers have a participation of 72%)*

10.22	Interests and Liabilities Contract to the Workers’ Compensation Reinsurance Agreement, effective May 1, 2005, between Eastern Alliance Insurance Company and/or Allied Eastern Indemnity Company, and Underwriting Members of Lloyd’s (Reinsurers have participations of 52% of part 1 and 59% of part 2)*

10.23	Interests and Liabilities Contract to the Workers’ Compensation Reinsurance Agreement, effective May 1, 2005, between Eastern Alliance Insurance Company and/or Allied Eastern Indemnity Company and/or Eastern Re Ltd., S.P.C., and Underwriting Members of Lloyd’s (Reinsurers have a participation of 72.25%)*

10.24	Interests and Liabilities Contract to the Workers’ Compensation Reinsurance Agreement, effective May 1, 2005, between Eastern Alliance Insurance Company and/or Allied Eastern Indemnity Company, and Certain Insurance and Reinsurance Companies (Reinsurers have participations of 48% of part 1 and 41% of part 2)*

10.25	Interests and Liabilities Contract to the Workers’ Compensation Reinsurance Agreement, effective May 1, 2005, between Eastern Alliance Insurance Company and/or Allied Eastern Indemnity Company and/or Eastern Re Ltd., S.P.C., and Certain Insurance and Reinsurance Companies (Reinsurers have a 27.75% participation)*

21	Subsidiaries of Eastern Insurance Holdings, Inc.

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Beard Miller Company LLP

23.3	Consent of Stevens & Lee P.C. (included in Exhibit 5.1 hereto)*

23.4	Consent of Feldman Financial Advisors, Inc.

24.1	Power of Attorney (included in signature page)

99.1	Subscription Order Form and Instructions*

*	To be filed by amendment

(b) Financial Statement Schedules

All schedules have been omitted as not applicable or not required under the rules of Regulation S-K.

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that the undertakings in clauses (i) and (ii) shall not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lancaster, Commonwealth of Pennsylvania, on October 4, 2005.

EASTERN INSURANCE HOLDINGS, INC.

By:	/s/ BRUCE M. ECKERT
Bruce M. Eckert, Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Bruce M. Eckert, Kevin M. Shook and Jeffrey P. Waldron, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

Signature

/s/ BRUCE M. ECKERT Bruce M. Eckert	Chief Executive Officer (Principal Executive Officer) and Director	October 4, 2005

/s/ KEVIN M. SHOOK Kevin M. Shook	Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)	October 4, 2005

/s/ ROBERT M. MCALAINE Robert M. McAlaine	Chairman and Director	October 4, 2005

/s/ LAWRENCE W. BITNER Lawrence W. Bitner	Director	October 4, 2005

/s/ PAUL R. BURKE Paul R. Burke	Director	October 4, 2005

/s/ RONALD L. KING Ronald L. King	Director	October 4, 2005

/s/ SCOTT C. PENWELL Scott C. Penwell	Director	October 4, 2005

/s/ JOHN O. SHIRK John O. Shirk	Director	October 4, 2005

/s/ W. LLOYD SNYDER III W. Lloyd Snyder III	Director	October 4, 2005

/s/ RICHARD STEVENS III Richard Stevens III	Director	October 4, 2005

/s/ CHARLES H. VETTERLEIN, JR. Charles H. Vetterlein, Jr.	Director	October 4, 2005

/s/ JAMES L. ZECH James L. Zech	Director	October 4, 2005

EXHIBIT INDEX

Exhibit Number	Description

1.1	Letter Agreements between Educators Mutual Life Insurance Company and Keefe, Bruyette & Woods, Inc., dated March 3, 2005 and March 7, 2005

2.1	Plan of Conversion from Mutual to Stock Organization of Educators Mutual Life Insurance Company adopted March 17, 2005, as amended June 9, 2005

2.2	Agreement and Plan of Reorganization dated March 17, 2005, between and among Educators Mutual Life Insurance Company, Eastern Insurance Holdings, Inc., and Eastern Holding Company, Ltd.

3.1	Articles of Incorporation of Eastern Insurance Holdings, Inc.

3.2	Bylaws of Eastern Insurance Holdings, Inc.

4.1	Form of Stock Certificate of Eastern Insurance Holdings, Inc.*

5.1	Opinion of Stevens & Lee P.C. regarding legality of stock of Eastern Insurance Holdings, Inc. being issued*

8.1	Private letter ruling issued by the Internal Revenue Service*

10.1	Transition Agreement, dated March 4, 2005, between Educators Insurance Company and Alex T. Schneebacher

10.2	Employee Stock Ownership Plan of Eastern Insurance Holdings, Inc.*

10.3	Stock Compensation Plan of Eastern Insurance Holdings, Inc.*

10.4	Employment Agreement, dated March 17, 2005, between Eastern Holding Company, Ltd. and Bruce M. Eckert

10.5	Employment Agreement, dated March 17, 2005, between Eastern Holding Company, Ltd. and Michael L. Boguski

10.6	Employment Agreement, dated March 17, 2005, between Eastern Holding Company, Ltd. and Kevin M. Shook

10.7	Employment Agreement, dated March 17, 2005, between Eastern Holding Company, Ltd. and Robert A. Gilpin

10.8	Employment Agreement, dated March 17, 2005, between Eastern Holding Company, Ltd. and Suzanne M. Emmet

10.9	Reinsurance Trust Agreement, effective October 1, 2003, among Educators Mutual Life Insurance Company, London Life Reinsurance Company and Wachovia Bank N.A.*

10.10	Coinsurance Agreement, effective October 1, 2003, between Educators Mutual Life Insurance Company and London Life Reinsurance Company*

10.11	Stop Loss Reinsurance Agreement, dated October 1, 2003, between London Life International Reinsurance Corporation and Educators Mutual Life Insurance Company*

10.12	Reinsurance Agreement, dated July 1, 1999, between Educators Mutual Life Insurance Company and Hartford Life & Accident Insurance Company*

10.13	Service Agreement, effective May 1, 2001, between Reassure America Life Insurance Company and Educators Mutual Life Insurance Company*

10.14	Excess of Loss Reinsurance Agreement, effective January 1, 2002, as amended by addendums with an effective date of February 1, 2004, between Educators Mutual Life Insurance Company and Swiss Re Life and Health America Inc.*

10.15	Group Life Reinsurance Agreement No. 900108, effective July 1, 1995, as amended by addendums with effective dates of July 1, 1995, March 15, 2000, July 1, 2000, July 1, 2001, March 1, 2002, July 1, 2002, and July 1, 2004, between Educators Mutual Life Insurance Company and Connecticut General Life Insurance Company*

10.16	Agreement for Disability Administrative Services, effective July 1, 2005, between Educators Mutual Life Insurance Company and Disability Reinsurance Management Services, Inc.*

10.17	Quota Share Disability Reinsurance Agreement, effective January 1, 2003, between Educators Mutual Life Insurance Company and Fortis Benefits Insurance Company*

10.18	Interests and Liabilities Contract to the Workers’ Compensation Reinsurance Agreement, effective May 1, 2005, between Eastern Alliance Insurance Company and/or Allied Eastern Indemnity Company and/or Eastern Re Ltd., S.P.C., and Certain Insurance and Reinsurance Companies (Reinsurers have a 28% participation)*

10.19	Interests and Liabilities Contract to the Workers’ Compensation Reinsurance Agreement, effective May 1, 2005, between Eastern Alliance Insurance Company and/or Allied Eastern Indemnity Company and/or Eastern Re Ltd., S.P.C., and Underwriting Members of Lloyd’s (Reinsurers have participations of 45.50% of part 1, 50.50% of part 2 and 45.50% of part 3)*

10.20	Interests and Liabilities Contract to the Workers’ Compensation Reinsurance Agreement, effective May 1, 2005, between Eastern Re Ltd., S.P.C. and/or Eastern Alliance Insurance Company and/or Allied Eastern Indemnity Company, and Certain Insurance and Reinsurance Companies (Reinsurers have participations of 54.50% of part 1, 49.50% of part 2 and 54.50% of part 3)*

10.21	Interests and Liabilities Contract to the Workers’ Compensation Reinsurance Agreement, effective May 1, 2005, between Eastern Alliance Insurance Company and/or Allied Eastern Indemnity Company and/or Eastern Re Ltd., S.P.C., and Underwriting Members of Lloyd’s (Reinsurers have a participation of 72%)*

10.22	Interests and Liabilities Contract to the Workers’ Compensation Reinsurance Agreement, effective May 1, 2005, between Eastern Alliance Insurance Company and/or Allied Eastern Indemnity Company, and Underwriting Members of Lloyd’s (Reinsurers have participations of 52% of part 1 and 59% of part 2)*

10.23	Interests and Liabilities Contract to the Workers’ Compensation Reinsurance Agreement, effective May 1, 2005, between Eastern Alliance Insurance Company and/or Allied Eastern Indemnity Company and/or Eastern Re Ltd., S.P.C., and Underwriting Members of Lloyd’s (Reinsurers have a participation of 72.25%)*

10.24	Interests and Liabilities Contract to the Workers’ Compensation Reinsurance Agreement, effective May 1, 2005, between Eastern Alliance Insurance Company and/or Allied Eastern Indemnity Company, and Certain Insurance and Reinsurance Companies (Reinsurers have participations of 48% of part 1 and 41% of part 2)*

10.25	Interests and Liabilities Contract to the Workers’ Compensation Reinsurance Agreement, effective May 1, 2005, between Eastern Alliance Insurance Company and/or Allied Eastern Indemnity Company and/or Eastern Re Ltd., S.P.C., and Certain Insurance and Reinsurance Companies (Reinsurers have a 27.75% participation)*

21	Subsidiaries of Eastern Insurance Holdings, Inc.

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Beard Miller Company LLP

23.3	Consent of Stevens & Lee P.C. (included in Exhibit 5.1 hereto)*

23.4	Consent of Feldman Financial Advisors, Inc.

24.1	Power of Attorney (included in signature page)

99.1	Subscription Order Form and Instructions*

*	To be filed by amendment